Exhibit 99.1
                     , 2023
Dear W. P. Carey Stockholder,
We are pleased to inform you that on                , 2023, the Board of Directors of W. P. Carey Inc., a Maryland corporation (“WPC”), declared a distribution of the outstanding common shares (“common shares”) of beneficial interest of Net Lease Office Properties, a Maryland real estate investment trust (“NLO”) (the “Distribution”), which will be a publicly traded real estate investment trust and hold the Office Properties (as hereinafter defined) and certain other assets.
Concurrently with or prior to the Distribution, pursuant to terms and conditions of a separation and distribution agreement, WPC will contribute certain office properties to NLO (the “Separation” and such properties, the “Office Properties”) and commence the Distribution on                , 2023. Following the Separation and the Distribution, NLO will be a publicly traded real estate investment trust, with a portfolio of 59 office properties and related assets previously owned by WPC, totaling approximately 9.2 million total leasable square feet. Following the Distribution, we will manage NLO through certain of our subsidiaries pursuant to advisory agreements (collectively, the “Advisory Agreements”). Under the Advisory Agreements, we will offer both strategic and day-to-day management services for NLO, including property management, property disposition support, investor relations, and various administrative services. NLO will pay us asset management fees and also reimburse us for certain expenses incurred in providing services to NLO.
We believe that this transaction will allow each of WPC and NLO to focus on their respective portfolios with distinct business strategies. We also believe that the Separation and the Distribution will enable current and potential investors, and the financial community, to evaluate WPC and NLO separately and better assess the performance and future prospects of each business, including allowing investors to better assess the financial and operational performance of the Office Properties, and make investment decisions based on strategies that are focused on a single asset class that include the unique aspects of the evolving office property market and NLO’s overall business plan to seek to maximize stockholder value.
The Distribution is expected to occur on                    , 2023, by way of a pro rata special dividend to WPC common stockholders of record as of the close of business on the record date for the Distribution. Assuming that the conditions to the Distribution are satisfied, holders of every          shares of WPC common stock, $0.001 par value per share (“WPC common stock”), will be entitled to receive one common share of NLO. The Distribution is intended to be a taxable distribution to such WPC stockholders for U.S. federal income tax purposes. The distribution of the common shares of NLO is subject to the satisfaction of certain conditions.
WPC stockholders are not required to approve the Distribution, and you are not required to take any action to receive your common shares of NLO. Following the Distribution, you will own shares in both WPC and NLO. The number of shares of WPC stock that you own prior to the Distribution will not change as a result of the Distribution. WPC common stock will continue to trade on the New York Stock Exchange under the symbol “WPC.” NLO will apply to list its common shares on the New York Stock Exchange under the symbol “NLO.”
We have prepared the enclosed information statement, which is being mailed to all holders of shares of WPC common stock that are expected to receive common shares of NLO in the Distribution. The information statement describes the Separation and the Distribution in detail and contains important information about NLO, its business, financial condition and operations. We urge you to read the information statement carefully.

We want to thank you for your continued support of WPC, and we look forward to your future support of NLO.

Sincerely,

Jason E. Fox Chief Executive Officer

NET LEASE OFFICE PROPERTIES
                                 , 2023
Dear NLO Shareholder,
It is our pleasure to welcome you as a shareholder of our company, Net Lease Office Properties, a Maryland real estate investment trust (“NLO”). Following the distribution of all of the common shares of beneficial interest (“common shares”) of NLO (the “Distribution”) by W. P. Carey Inc. (“WPC”), our company will be a publicly traded real estate investment trust that will own, operate and maximize shareholder value through dispositions of high-quality office properties located in attractive markets in the United States and Europe.
Following the Distribution, we will be managed by WPC through certain of its subsidiaries (collectively, the “Advisor”). Pursuant to advisory agreements, the Advisor will provide us with both strategic and day-to-day management services, including property management, property disposition support, investor relations and various administrative services. We will pay asset management fees to the Advisor and will also reimburse the Advisor for certain expenses incurred in providing services to us.
After the Distribution, we, through our Board of Trustees and the Advisor, intend to focus on maximizing value for our shareholders primarily through strategic asset management and dispositions of our assets. We believe that our Advisor’s extensive experience, proven track record in office real estate and net lease properties, as well as its in-depth market knowledge and long-standing relationships with local, regional, national and international industry participants, will enable us to successfully execute our business strategy.
We expect that our common shares will be listed on the New York Stock Exchange under the symbol “NLO.”
We invite you to learn more about NLO by carefully reviewing the enclosed information statement, which describes the distribution of NLO common shares in detail and contains important information about NLO, our business, financial condition and results of operations, as well as certain risks related to our business. The information statement also explains how you will receive your NLO common shares. We look forward to your support as a shareholder of NLO.

Sincerely,

Chief Executive Officer NLO

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.
PRELIMINARY AND SUBJECT TO COMPLETION, DATED JUNE 23, 2023
INFORMATION STATEMENT
Net Lease Office Properties
This information statement is being furnished in connection with the distribution by W. P. Carey Inc., a Maryland corporation (“WPC”), to its common stockholders of record as of the close of business on,                       2023, the expected record date for the distribution of all of the outstanding common shares of beneficial interest (“common shares”) of Net Lease Office Properties, a Maryland real estate investment trust (“NLO”) (the “Distribution”), and until the Distribution Date (as defined below), a wholly-owned subsidiary of WPC. WPC is a diversified real estate investment trust and leading owner of commercial real estate listed on the New York Stock Exchange (the “NYSE”) under the symbol “WPC.”
Concurrently with or prior to the Distribution, pursuant to terms and conditions of a separation and distribution agreement (the “Separation and Distribution Agreement”), WPC will contribute certain office properties to NLO (the “Separation” and such properties, the “Office Properties”), and then commence the Distribution on                    , 2023. Following the Separation, we will own 59 office properties and related assets previously owned by WPC totaling approximately 9.2 million total leasable square feet (collectively with the Office Properties, the “NLO Business”).
The Distribution will be conducted pursuant to the terms of the Separation and Distribution Agreement. The Distribution is subject to certain conditions, described under the heading “The Separation and the Distribution.”
We expect that the NLO common shares will be distributed by WPC to WPC common stockholders of record as of the close of business on the record date for the Distribution, with such Distribution to occur on                       , 2023 (the “Distribution Date”). In the Distribution, WPC will distribute all of the outstanding NLO common shares on a pro rata basis to such WPC common stockholders, in a transaction that is intended to be a taxable distribution for U.S. federal income tax purposes. For every          shares of WPC common stock, $0.001 par value per share (the “WPC common stock”), held of record by WPC stockholders as of the close of business on                          , 2023, the expected record date for the Distribution, such stockholder will receive one common share of beneficial interest of NLO, $0.001 par value per share (the “NLO common shares”). WPC stockholders will receive cash in lieu of any fractional NLO common shares that such holders would have otherwise received as a result of the Distribution.
As discussed under “The Separation and the Distribution – Trading Before the Distribution Date,” if you sell your shares of WPC common stock in the “regular-way” market beginning as early as two days before the record date and up to and through the Distribution Date you also will be selling your right to receive NLO common shares in connection with the Distribution. However, if you sell your shares of WPC common stock in the “ex-distribution” market during the same period, you will retain your right to receive NLO common shares in connection with the Distribution.
There is no current trading market for NLO common shares, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop as early as two trading days before the record date for the Distribution, and we expect “regular-way” trading of NLO common shares to begin on the first trading day following the completion of the Distribution. We expect that our common shares will be listed on the NYSE under the symbol “NLO.”
Following the Distribution, we will be managed by WPC through certain of its subsidiaries (collectively, the “Advisor” or “WPC”). Pursuant to advisory agreements (collectively, the “Advisory Agreements”), the Advisor will provide us with both strategic and day-to-day management services, including property management, property disposition support, investor relations and various administrative services. We will pay asset management fees to the Advisor and will also reimburse the Advisor for certain expenses incurred in providing services to us.
After the Distribution, we, through our Board of Trustees and the Advisor, intend to focus on maximizing value for our shareholders primarily through the thoughtful operation, strategic asset management, and dispositions of its assets. We believe that our Advisor’s extensive experience, proven track record in office real estate and net lease properties, as well as its in-depth market knowledge and long-standing relationships with local, regional, national and international industry participants, will enable us to successfully execute our business strategy.
We intend to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, commencing with the taxable year in which the Distribution occurs. Our common shares will be subject to limitations on ownership and transfer that, among other purposes, are intended to assist us in qualifying as a REIT. Our declaration of trust (the “Declaration of Trust”) will contain certain restrictions relating to the ownership and transfer of our common shares, including, subject to certain exceptions, a 9.8% limit, in value or by number of shares, whichever is more restrictive, on the ownership of outstanding common shares and a 9.8% limit, in value, on the ownership of shares of all classes and series of our outstanding shares. For more information, see “Description of Our Securities – Restrictions on Ownership and Transfer.”
Following the Distribution, we expect to be an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and, as such, are allowed to provide in this information statement more limited disclosure than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we may also take advantage of certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002, as amended, and the Investor Protection and Securities Reform Act of 2010, for limited periods.
WPC stockholders are not required to approve the Distribution, and you are not required to take any action to receive your NLO common shares.
In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 25.
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
The date of this information statement is                  , 2023.
This information statement was first mailed to WPC stockholders on or about,                       , 2023.

i

SELECTED DEFINITIONS
Unless the context otherwise requires, all references in this information statement to “NLO,” “our company,” “the company,” “us,” “our” and “we” refer to Net Lease Office Properties, a Maryland real estate investment trust, and its consolidated subsidiaries. The amounts shown in the tables in this information statement may not sum to totals due to rounding. Except as otherwise indicated or unless the context otherwise requires, all references to NLO per share data assume the application of the Distribution Ratio, and references to:
•“ABR” means the contractual minimum annualized base rent for NLO’s net-leased properties. If there is a rent abatement, NLO annualizes the first monthly contractual base rent following the free rent period.
•“Advisor” means           and            , which are the entities named as the Advisor under the Advisory Agreements, together with its affiliates that perform services on its behalf in connection with each such Advisory Agreement.
•“Advisory Agreements” means the (i)              Advisory Agreement, between NLO and          ; and (ii)           Advisory Agreement, between NLO and           , pursuant to which the Advisor will provide NLO with both strategic and day-to-day management services, including property management, property disposition support, investor relations and various administrative services.
•“Board” means the Board of Trustees of Net Lease Office Properties.
•“Bylaws” means the bylaws of NLO dated October 21, 2022.
•“common shares” means NLO’s common shares of beneficial interest, $0.001 par value per share.
•“Computershare” means Computershare Inc. and Computershare Trust Company, N.A.
•“CPA:18” means Corporate Property Associates 18 – Global Incorporated, a Maryland corporation, which WPC acquired in August 2022.
•“CPA:18 Properties” means the nine office properties WPC acquired as part of its acquisition of CPA:18.
•“Declaration of Trust” means NLO’s declaration of trust dated October 21, 2022.
•“Distribution” means the distribution of the outstanding common shares, by WPC, pursuant to the terms and conditions of the Separation and Distribution Agreement.
•“Distribution Date” means the date the common shares will be distributed by WPC to WPC common stockholders of record as of the close of business on the record date for the Distribution, with such Distribution to occur on                , 2023.
•“Distribution Ratio” means one NLO common share for every           shares of WPC common stock.
•“GAAP” means U.S. generally accepted accounting principles.
•“investment grade rated tenants” means tenants or lease guarantors with investment grade ratings and subsidiaries of non-guarantor parent companies with investment grade ratings. Investment grade refers to an entity with a rating of BBB- or higher from Standard & Poor’s Ratings Services or Baa3 or higher from Moody’s Investors Service.
•“NLO Business” means the Office Properties and related assets contributed by WPC to NLO.
•“NLO Credit Facility” means             .
•“NLO LLC” or “operating company” refer exclusively to NLO LLC, a Delaware limited liability company of which NLO expects to own       % of the membership interests directly and one of NLO’s wholly-owned
ii

TRSs to own the remaining       % membership interests. Following the Separation, NLO LLC will function as the operating company of NLO.
•“Office Properties” means the certain office properties contributed by WPC to NLO in the Separation.
•“REIT” means an entity that has elected to qualify to be taxed as a real estate investment trust for U.S. federal income tax purposes.
•“Separation” means the contribution of certain office properties by WPC to NLO, pursuant to the terms and conditions of the Separation and Distribution Agreement.
•“Separation and Distribution Agreement” means the separation and distribution agreement between NLO and WPC, which sets forth, among other things, NLO’s agreements with WPC regarding the principal transactions necessary to separate NLO from WPC. It also sets forth other agreements that govern certain aspects of NLO’s relationship with WPC after the Distribution Date.
•“Tax Matters Agreement” means the tax matters agreement between WPC, NLO and applicable subsidiaries that will govern the respective rights, responsibilities and obligations of WPC, NLO and applicable subsidiaries after the Distribution with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other tax matters.
•“TRS” means taxable REIT subsidiary.
•“unencumbered property” means a property that is not subject to outstanding mortgage debt.
•“WALT” means the weighted-average lease term.
•“WPC” means W. P. Carey Inc., a Maryland corporation, and its consolidated subsidiaries.
iii

INFORMATION STATEMENT SUMMARY
The following is a summary of material information discussed in this information statement. This summary may not contain all of the details concerning the Separation, the Distribution or other information that may be important to you. To better understand the Separation, the Distribution and NLO’s business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the description of our business contained in this “Information Statement Summary” assumes the completion of all of the transactions referred to in this information statement in connection with the Separation and the Distribution, as anticipated and contemplated by the management of NLO. Following the Separation and the Distribution, we expect to have the corporate infrastructure in place to conduct our business as an umbrella partnership REIT (an “UPREIT”), in which our properties will be owned by NLO LLC through subsidiary limited partnerships, limited liability companies or other legal entities and our properties will be managed by the Advisor. We expect to own       % of the membership interests directly and one of our wholly-owned TRSs to own the remaining       % membership interests of NLO LLC.
The description of our business contained in this “Information Statement Summary” assumes that the NLO Business consists of the 59 office properties described herein for all historical periods described, including the nine CPA:18 Properties previously owned by CPA:18, which WPC acquired in August 2022. As further described in our combined financial statements included in this information statement, our combined financial statements for the historical periods prior to the acquisition of CPA:18 do not reflect the CPA:18 Properties.
About Net Lease Office Properties
NLO was formed as a real estate investment trust under Maryland law, primarily to manage and monetize a diversified portfolio of 59 office properties comprising approximately 9.2 million total leasable square feet. Almost all of NLO’s properties are located in the United States, except for five properties located in Europe. NLO’s properties are primarily leased to corporate tenants on a single-tenant, net-lease basis. NLO’s net leases generally specify a base rent with rent increases and require the tenant to pay substantially all costs associated with operating and maintaining the property. NLO plans to focus on realizing value for its shareholders primarily through strategic asset management and dispositions of its assets.
As of March 31, 2023, NLO’s portfolio comprised 63 corporate tenants operating in a variety of industries, generating ABR of approximately $141.4 million, of which approximately 96.7% included fixed or inflation-linked rent increases.1 Approximately 67% of NLO’s ABR comes from investment grade rated tenants, including companies such as JPMorgan Chase, FedEx, Google, and CVS Health. NLO’s tenants have exhibited a strong track record of making scheduled rental payments throughout various economic environments, including the recent COVID-19 pandemic, where the NLO Business had rent collections that remained at or above 99.9% throughout 2020, 2021 and 2022, and through March 31, 2023.
As of March 31, 2023, the WALT of the portfolio was 6.0 years. Leases accounting for less than 0.1% of NLO’s ABR expire in 2023 and leases accounting for over 44% of ABR expire after 2028. In addition, as of March 31, 2023, NLO’s overall portfolio net-leased square footage was 97.1% occupied, with 54 out of 59 of its properties at 100% occupancy. As of March 31, 2023, the gross book value of the NLO Business was approximately $       billion.
NLO’s U.S. portfolio comprises 54 properties (approximately 7.9 million net-leased square feet), representing approximately 88.9% of total portfolio ABR, located in the following 18 states: Arizona, California, Florida, Georgia, Illinois, Iowa, Massachusetts, Michigan, Minnesota, Missouri, New Jersey, New Mexico, North Carolina, Pennsylvania, Tennessee, Texas, Virginia, and Wisconsin. NLO’s European portfolio comprises five properties (approximately 0.8 million net-leased square feet), representing approximately 11.1% of total portfolio ABR located in Norway, Poland and the United Kingdom.
1 Inclusive of ABR for the recently re-leased CVS Health campus in Scottsdale, AZ, which converts to a fixed rent increase structure upon completion of an in-process renovation, which is anticipated to occur in the first half of 2024.

NLO is externally managed and advised by wholly-owned affiliates of WPC, which is the second largest net lease REIT with an enterprise value of approximately $25 billion as of March 31, 2023 and a 50-year history of owning and managing net lease real estate. Immediately prior to the completion of the Distribution, NLO will be a wholly-owned subsidiary of WPC, which previously acquired and managed the properties owned by NLO and therefore has extensive experience and knowledge of them. NLO believes WPC, as its Advisor, has the necessary capabilities, systems and experience required to successfully manage NLO, including asset management, legal, finance, and accounting. Concurrently with or prior to the Distribution, NLO and the Advisor will enter into the Advisory Agreements, pursuant to which the Advisor will provide it with both strategic and day-to-day management services, including property management, property disposition support, investor relations, and various administrative services. NLO will pay asset management fees to the Advisor and will also reimburse the Advisor for certain expenses incurred in providing services to it. For more information, see “The Separation and the Distribution – Related Agreements,” “Management – Advisory Agreements,” and “Certain Relationships and Related Person Transactions – Agreements with WPC and its Subsidiaries.”
Competitive Strengths
Experienced and Well-Regarded Advisor with Proven Track Record of Proactive Asset Management and Value Creation. Over the course of its 50-year history, the WPC management team has developed significant expertise in the single-tenant office real estate sector, including the operation, leasing, acquisition, and development of assets through many market cycles, and has a proven track record of execution. In addition, WPC has considerable experience maximizing value by repositioning assets through re-leasing, restructuring, and dispositions. NLO believes that WPC’s senior management team’s knowledge and expertise, as well as its deep and long-standing relationships within the single-tenant office market, will provide it with unique market insights, and help facilitate NLO’s plan to maximize the value of its portfolio.
High-Quality, Diversified Net Leased Portfolio with Favorable Exposure to Investment Grade Credit. NLO’s portfolio consists of 59 properties diversified by tenant, geography, and industry. The portfolio includes tenants operating across a wide range of industries, including financial services, health care, government services, and telecommunications, among others, located across 18 states in the United States and three countries in Europe. As of March 31, 2023, no single tenant or wholly-owned subsidiary represents more than 12% of the total portfolio ABR and approximately 67% of ABR was generated from investment grade rated tenants. NLO believes the diversity of its portfolio, and the high credit quality of its tenants will provide a strong, stable source of recurring cash flow, with built-in rent growth.
Consistent Performance Through Market Cycles / COVID-19 Performance. Throughout the COVID-19 pandemic, the NLO Business’ rent collections remained at or above 99.9%. NLO believes this performance demonstrates the resiliency of its tenant base and the importance of these properties to its tenants’ business operations. See “– Historical Rent Collection” below for NLO’s properties collection performance since the onset of the COVID-19 pandemic.
Consumer Price Index (CPI) Based Contractual Rent Increases and Limited Operating Costs Protect Against Inflation. More than 96% of NLO’s leases benefit from contractual rent increases, including 21% that have contractual rent increases tied to CPI. In addition, NLO has limited property-level operating costs, as the properties are primarily subject to net leases where the tenant is responsible for nearly all of the operating expenses at the property. NLO also has limited entity operating costs since it is structured as an externally managed REIT through the Advisory Agreements with the Advisor, which NLO believes will ensure further consistency in its overall cost structure and cash use, and actively scale in response to the completion of dispositions. As a result of the foregoing, its business has built-in protections to mitigate inflation risks.
Staggered Lease Terms. As of March 31, 2023, the portfolio’s WALT was approximately 6.0 years, with leases accounting for over 44% of its ABR expiring after 2028. Furthermore, through 2029, leases representing no more than 16% of ABR expire in a given year. See “– NLO Tenant Lease Expirations and Renewals” below for NLO’s lease expirations by year.

Primarily Unencumbered Portfolio with Committed In-Place Financing. As of March 31, 2023, more than 82% of NLO’s assets, based on the portfolio’s total ABR, were unencumbered and there were only 11 outstanding secured mortgages on its properties totaling approximately $170.4 million. NLO believes this profile enables it to create a substantial unencumbered pool of attractive assets and raise $           million of debt through the NLO Credit Facility that NLO expects to pay down through asset sales and cash flow from rent on its properties. Of the proceeds under the debt, $            is expected to be distributed to WPC in accordance with the Separation and Distribution Agreement. The remainder of the proceeds are anticipated to be used to pay fees and expenses related to the origination of the debt, other transaction costs, and to finance working capital needs. As a result of these transactions, following the completion of the Separation, NLO expects to have approximately $        million in consolidated outstanding indebtedness and $           million in cash. In addition, NLO expects that the NLO Credit Facility will be structured to provide it with the flexibility to engage in dispositions of assets as contemplated by its overall strategy without incurring prepayment penalties.
Asset Management
As NLO’s Advisor, WPC believes that proactive asset management is essential to maintaining and enhancing property values. Important aspects of asset management include entering into new or modified transactions to meet the evolving needs of current tenants, re-leasing properties, credit and real estate risk analysis, building expansions and redevelopments, maximizing value by repositioning assets, sustainability and efficiency analysis and retrofits, and dispositions. NLO’s Advisor regularly engages directly with tenants and forms working relationships with their decision makers in order to provide proactive solutions and to obtain an in-depth, real-time understanding of tenant credit. Through both engagement with its own tenants and analysis of markets in which it operates, WPC establishes views on the fundamental drivers of value for its assets.
NLO’s Advisor monitors compliance by tenants with their lease obligations and other factors that could affect the financial performance of any of its real estate investments on an ongoing basis. NLO’s Advisor also reviews financial statements of NLO’s tenants and periodically analyzes each tenant’s financial condition, the industry in which each tenant operates and each tenant’s relative strength in its industry. Additionally, NLO’s Advisor undertakes physical inspections of the condition and maintenance of NLO’s real estate investments. NLO believes its Advisor’s in-depth understanding of its tenants’ businesses and direct relationships with their management teams provides strong visibility into potential issues and opportunities. NLO’s Advisor’s business intelligence platform provides real-time information, allowing asset managers to work with tenants to enforce lease provisions, and where appropriate, consider lease modifications.
NLO’s Advisor will be generally responsible for all aspects of its operations including but not limited to formulating and evaluating the terms of each proposed disposition, arranging and executing the disposition of each asset, negotiating and monitoring the terms of its borrowings, preparing and filing its financial statements and required filings with the SEC, and managing its day-to-day operations. With respect to asset management, functions include but are not limited to entering into new or modified transactions, re-leasing properties, tenant credit and industry analysis, real estate risk analysis, and managing disposition activity.
NLO’s U.S. Assets as of March 31, 2023:

#	Industry	City	State	SF1
1	Business Services²	Houston	Texas	1,062,746³
2	Cargo Transportation	Collierville	Tennessee	390,380
3	Insurance	Eagan	Minnesota	442,542
4	Banking	Fort Worth	Texas	384,246
5	Healthcare and Pharmaceuticals	The Woodlands	Texas	204,063
6	Healthcare and Pharmaceuticals	Scottsdale	Arizona	354,888
7	Advertising	Playa Vista	California	120,000
8	Healthcare and Pharmaceuticals	Morrisville	North Carolina	219,812
9	Metals	Plymouth	Minnesota	191,336
10	Advertising	Warrenville	Illinois	167,215
11	Government	Coralville	Iowa	191,700

12	Healthcare and Pharmaceuticals²	Chandler	Arizona	183,000³
13	Insurance²	St. Petersburg	Florida	167,581³
14	Capital Equipment	Hoffman Estates	Illinois	104,598
15	Banking	Tampa	Florida	176,150
16	Utilities	Warrenville	Illinois	146,745
17	High Tech Industries	Venice	California	67,681
18	Insurance	Eagan	Minnesota	227,666
19	Healthcare and Pharmaceuticals²	Plymouth	Minnesota	182,250
20	High Tech Industries	Plano	Texas	166,033
21	Insurance	Eagan	Minnesota	144,864
22	Insurance	Eagan	Minnesota	202,608
23	High Tech Industries	Tempe	Arizona	132,070
24	High Tech Industries	Roseville	Minnesota	136,125
25	Banking	Yardley	Pennsylvania	105,584
26	Media	San Antonio	Texas	120,147
27	Aerospace and Defense	Tucson	Arizona	143,650
28	Insurance²	Southfield	Michigan	94,453³
29	Insurance	Quincy	Massachusetts	132,160
30	Business Services	Martinsville	Virginia	93,333
31	Business Services	Rio Rancho	New Mexico	94,649
32	Advertising	Jacksonville	Florida	88,062
33	Construction and Building	Oak Creek	Wisconsin	120,883
34	Banking²	Tampa	Florida	135,666³
35	Electricity	Eagan	Minnesota	60,463
36	Capital Equipment	Houston	Texas	52,144
37	Media	San Marcos	Texas	47,000
38	Automotive	Farmington Hills	Michigan	75,286
39	High Tech Industries	Hartland	Wisconsin	81,082
40	Business Services²	Moorestown	New Jersey	65,567
41	Aerospace and Defense	King of Prussia	Pennsylvania	88,578
42	Durable Consumer Goods	Dearborn	Michigan	58,722
43	Media	Bridgeton	Missouri	78,080
44	Finance	Auburn Hills	Michigan	55,490
45	Chemicals, Plastics, and Rubber	Houston	Texas	49,821
46	Insurance	Norcross	Georgia	50,600
47	Automotive	Plymouth	Michigan	70,000
48	Media	Waco	Texas	30,699
49	Environmental Industries	Raleigh	North Carolina	27,770
50	Media	Corpus Christi	Texas	20,717
51	Insurance	Eagan	Minnesota	29,916
52	Media	Odessa	Texas	21,193
53	Media	San Marcos	Texas	14,400
54	Insurance	Eagan	Minnesota	12,286
U.S. Total				7,884,700
_________________
(1)Excludes 570,999 of operating square footage for a parking garage associated with one asset.
(2)Denotes property with multiple tenants. Industry shown for primary tenant.
(3)Denotes leased property that is not 100% occupied.

NLO’s European Assets as of March 31, 2023:

#	Industry	City	Country	SF
1	Consumer Services	Houghton-le-Spring	United Kingdom	217,339
2	Insurance	Newport	United Kingdom	80,664
3	Telecommunications	Krakow	Poland	53,400
4	Oil and Gas	Stavanger	Norway	275,725
5	Capital Equipment	Oslo	Norway	165,904
European Total				793,032
NLO’s Tenant Lease Expirations and Renewals as of March 31, 2023:

Expiration Year[1]	ABR	% of Total ABR	SF2	% of SF
2023	$54,398	—%	3,948	—%
2024	$16,303,103	11.5%	829,527	9.6%
2025	$17,759,351	12.6%	940,112	10.8%
2026	$9,092,575	6.4%	574,715	6.6%
2027	$21,837,019	15.4%	1,559,452	18.0%
2028	$13,656,640	9.7%	627,627	7.2%
2029	$4,878,115	3.5%	217,875	2.5%
2030	$27,881,467	19.7%	1,663,769	19.2%
2031	$5,634,193	4.0%	326,325	3.8%
2032	$5,487,858	3.9%	400,658	4.6%
2033	$3,905,052	2.8%	219,812	2.5%
Thereafter	$14,875,581	10.5%	1,060,291	12.2%
Vacant	$0	—%	253,621	2.9%
Total	$141,365,352	100.0%	8,677,732	100.0%
__________________
(1)Assumes parties do not exercise any renewal or purchase options pursuant to their applicable leases.
(2)Excludes 570,999 of operating square footage for a parking garage associated with one asset.
NLO’s Top 10 Industries by ABR as of March 31, 2023:

#	Industry	ABR	% of Total ABR	SF1	% of SF
1	Insurance	$22,374,488	15.8%	1,511,843	17.4%
2	Business Services	$20,743,210	14.7%	1,129,655	13.0%
3	Healthcare and Pharmaceuticals	$17,966,913	12.7%	1,040,726	12.0%
4	High Tech Industries	$11,439,927	8.1%	620,418	7.1%
5	Banking	$11,099,708	7.9%	789,345	9.1%
6	Advertising	$8,675,299	6.1%	375,277	4.3%
7	Capital Equipment	$8,526,081	6.0%	326,394	3.8%
8	Cargo Transportation	$5,450,032	3.9%	390,380	4.5%
9	Oil and Gas	$5,033,864	3.6%	275,725	3.2%
10	Media	$4,927,614	3.5%	332,236	3.8%
11	Other[2]	$25,128,215	17.8%	1,885,733	21.7%
__________________
(1)Excludes 570,999 of operating square footage for a parking garage associated with one asset.
(2)Includes ABR from tenants in the following industries: Consumer Services, Metals, Government, Utilities, Aerospace & Defense, Automotive Construction & Building, Telecommunications, Electricity, Durable Consumer Goods, Finance, Real Estate, Chemicals, Plastics & Rubber, Environmental Industries, and Hotel and Leisure.

NLO’s top ten tenants represent approximately 50% of the portfolio on an ABR basis as of March 31, 2023.
NLO’s Top 10 Tenants by ABR as of March 31, 2023:

#	Tenant	State / Country	ABR	% of Total ABR	SF1	# of Properties	WALT[2]
1	KBR, Inc.	Texas	$17,031,687	12.0%	911,673	1	7.3
2	BCBSM, Inc.	Minnesota	$13,304,707	9.4%	1,059,882	6	3.8
3	JPMorgan Chase Bank, N.A.	Florida, Texas	$8,890,947	6.3%	664,961	3	6.2
4	FedEx Corporation	Tennessee	$5,450,032	3.9%	390,380	1	16.7
5	Total E&P Norge AS	Norway	$5,033,864	3.6%	275,725	1	8.2
6	McKesson Corporation (US Oncology)	Texas	$4,405,618	3.1%	204,063	1	0.8
7	Siemens AS	Norway	$4,371,593	3.1%	165,904	1	2.7
8	CVS Health Corporation	Arizona	$4,300,000	3.0%	354,888	1	15.8
9	Omnicom Group, Inc.	California	$3,960,930	2.8%	120,000	1	5.5
10	Pharmaceutical Product Development, LLC	North Carolina	$3,905,052	2.8%	219,812	1	10.7
Top 10 Tenants Total			$70,654,430	50.0%	4,367,288	17	7.2
__________________
(1)Excludes 570,999 of operating square footage for a parking garage associated with one asset.
(2)Assumes parties do not exercise any renewal or purchase options pursuant to their applicable leases.
NLO’s U.S. and European properties represent approximately 89% and 11%, respectively, of the portfolio on an ABR basis as of March 31, 2023.
NLO’s Geographic Diversification by ABR as of March 31, 2023:

#	State	ABR	% of Total ABR	SF1	# of Properties	WALT[2]
1	Texas	$35,673,003	25.2%	2,173,209	12	6.0
2	Minnesota	$23,087,959	16.3%	1,630,056	10	4.1
3	Arizona	$11,787,135	8.3%	813,608	4	7.7
4	Illinois	$9,150,409	6.5%	418,558	3	4.8
5	Florida	$8,819,929	6.2%	567,459	4	5.2
6	California	$6,805,247	4.8%	187,681	2	4.3
7	Tennessee	$5,450,032	3.9%	390,380	1	16.7
8	Michigan	$4,928,543	3.5%	353,951	5	5.3
9	North Carolina	$4,322,453	3.1%	247,582	2	9.8
10	Iowa	$3,253,907	2.3%	191,700	1	7.6
11	Pennsylvania	$2,850,808	2.0%	194,162	2	4.7
12	Wisconsin	$2,289,868	1.6%	201,965	2	6.6
13	Massachusetts	$1,850,240	1.3%	132,160	1	4.2
14	Virginia	$1,724,503	1.2%	93,333	1	3.8
15	New Mexico	$1,473,000	1.0%	94,649	1	6.2
16	New Jersey	$888,170	0.6%	65,567	1	1.9
17	Missouri	$741,760	0.5%	78,080	1	2.0
18	Georgia	$600,328	0.4%	50,600	1	7.9
U.S. Total		$125,697,295	88.9%	7,884,700	54	6.0
__________________
(1)Excludes 570,999 of operating square footage for a parking garage associated with one asset.
(2)Assumes parties do not exercise any renewal or purchase options pursuant to their applicable leases.

#	Country	ABR	% of Total ABR	SF	# of Properties	WALT[1]
1	Norway	$9,405,457	6.7%	441,629	2	5.7
2	United Kingdom	$5,237,340	3.7%	298,003	2	5.2
3	Poland	$1,025,260	0.7%	53,400	1	1.4
Europe Total		$15,668,057	11.1%	793,032	5	5.2
__________________
(1)Assumes parties do not exercise any renewal or purchase options pursuant to their applicable leases.
Historical Rent Collection:

Period	Q1 ‘23	Q4 ‘22	Q3 ‘22	Q2 ‘22	Q1 ‘22	Q4 ‘21	Q3 ‘21	Q2 ‘21	Q1 ‘21	Q4 ‘20
% Collected[1]	100.0%	100.0%	100.0%	100.0%	99.9%	100.0%	100.0%	100.0%	100.0%	100.0%
__________________
(1)Based on total contractual rent collected for the applicable period divided by total contractual rent charged for the applicable period.
For more information, see “Business and Properties.”
The Separation and the Distribution
The Distribution is expected to occur on                     , 2023, subject to the satisfaction or waiver of all conditions to the Distribution set forth in the Separation and Distribution Agreement, by way of a special dividend to WPC common stockholders. In the Distribution, each such WPC common stockholder will be entitled to receive one NLO common share for every            shares of WPC common stock held at the close of business on the record date. WPC stockholders will not be required to make any payment to surrender or exchange their WPC common stock, or to take any other action to receive their NLO common shares in the Distribution. The Distribution of NLO common shares as described in this information statement is subject to the satisfaction or waiver of certain conditions, including the Separation.
Upon completion of the Distribution, NLO and WPC will be two publicly traded entities.
Following consummation of the Separation and the Distribution, holders of record of WPC common stock as of the close of business on the record date for the Distribution will hold            share of WPC common stock and one NLO common share for every            shares of WPC common stock held at the close of business on such date (and cash in lieu of any fractional shares of NLO).
The foregoing assumes that the holder does not transfer any shares prior to the record date for the Distribution. For more information, see “The Separation and the Distribution – Trading Before the Distribution Date.”
Structure and Formation of NLO Prior to WPC’s Distribution
We were formed on October 21, 2022 in Maryland as a wholly-owned subsidiary of WPC. Following the Distribution, we will be managed by the Advisor pursuant to the Advisory Agreements. The WPC Board considered a number of potential risks and benefits in evaluating the Separation and the Distribution and creating a newly separately traded public company and concluded that the potential benefits of the Separation and the Distribution outweighed the risks. For more information on how the material terms of the spin-off were determined, see “The Separation and the Distribution – Reasons for the Separation and the Distribution.”
Concurrently with or prior to the Distribution, WPC expects to complete the Separation to separate the Office Properties and certain other assets such that these businesses and assets are owned directly or indirectly by NLO LLC and managed by the Advisor pursuant to the Advisory Agreements.
The following transactions, among others, are expected to occur in advance of the Distribution:
•As a result of the Separation, we will own a portfolio of 59 office properties, subject to approximately $170.4 million of existing secured property level indebtedness, based on principal balances as of March 31, 2023;

•As a result of these transactions, following the completion of the Separation, we expect to have approximately $           million in consolidated outstanding indebtedness and $           million in cash;
•We and WPC will separate our respective liabilities as set forth in the Separation and Distribution Agreement; and
•In addition to the Separation and Distribution Agreement, we and WPC and/or certain of its subsidiaries will enter into the Tax Matters Agreement and the Advisory Agreements.
Ownership Structure
The simplified structure of WPC prior to the Distribution is set forth below:

The simplified structure of each of WPC and NLO following the Distribution is set forth below:

Public Shareholders
W. P. Carey Inc. (MD Corp.)
WPC Subsidiaries
Remaining WPC Assets
Net Lease Office Properties (MD REIT)
NLO TRS
NLO LLC
NLO Assets

NLO’s Post-Distribution Relationship with WPC
We will enter into a Separation and Distribution Agreement with WPC concurrently with or prior to the Distribution. In addition, concurrently with or prior to the Distribution, we will enter into various other agreements to effect the Separation and the Distribution, which will provide a framework for our post-Distribution relationship with WPC, such as the Tax Matters Agreement and the Advisory Agreements. For more information, see “Certain Relationships and Related Person Transactions.” These agreements will provide for the allocation between us and WPC of WPC’s assets, liabilities and obligations (including its investments, property, and tax-related assets and liabilities), attributable to periods prior to, at and after the Distribution, and will govern certain relationships between us and WPC after the Distribution.
In advance of the Distribution, each party to the Separation and Distribution Agreement will use commercially reasonable efforts to obtain any third-party consents required to effect the separation of liabilities contemplated by the Separation and Distribution Agreement. To the extent that a party is unable to obtain a release from a guarantee or other obligation that is contemplated to be assigned to the other party, the party benefiting from the guarantee or obligation will indemnify and hold harmless the other party from any liability arising from such guarantee or obligation, and will not renew or extend the term of, increase obligations under, or transfer, the applicable obligation or liability.
Following the Distribution, we will be externally managed and advised by affiliates of WPC. Pursuant to the Advisory Agreements, the Advisor will provide us with both strategic and day-to-day management services, including property management, property disposition support, investor relations and various administrative services. We will pay asset management fees to the Advisor and will also reimburse the Advisor for certain expenses incurred in providing services to us.
For additional information regarding the Separation and Distribution Agreement, the Advisory Agreements and other transaction agreements, please refer to the sections entitled “Risk Factors – Risks Related to the Separation and the Distribution,” beginning on page 36, “Risk Factors – Risks Related to Our Advisor,” beginning on page 41, “The Separation and the Distribution – The Separation and Distribution Agreement,” “The Separation and the Distribution –

Related Agreements,” “Management – Advisory Agreements” and “Certain Relationships and Related Person Transactions.”
Reasons for the Separation and Distribution
The WPC Board of Directors believes that the Separation and the Distribution are in the best interests of WPC and its stockholders for a number of reasons, including the following:
•Creates two separate companies that focus on executing distinct business strategies. The Separation and the Distribution will allow WPC’s management to focus on owning and growing its core portfolio over the long-term, while assisting NLO in maximizing value of its portfolio of office assets through operations and dispositions. We believe that our focus on our distinct portfolio and our ability to focus our strategies based on the unique characteristics of our portfolio will allow us to more effectively create value for our shareholders.
•Enhance investor transparency and better highlight WPC’s and our attributes. The Separation and the Distribution will enable current and potential investors and the financial community to evaluate NLO and WPC separately and better assess the performance and future prospects of each business. Additionally, the Separation and the Distribution will allow individual investors to better control their asset allocation decisions, providing investors the opportunity to invest in a REIT that is positioned to realize maximized value through strategic asset management and disposition of the properties over time.
•Continue to leverage WPC’s asset management expertise. We believe WPC, as our Advisor, has the necessary capabilities, systems and experience required to successfully manage NLO, including asset management, legal, finance, and accounting. Important aspects of asset management include entering into new or modified transactions to meet the evolving needs of current tenants, re-leasing properties, credit and real estate risk analysis, building expansions and redevelopments, repositioning assets, sustainability and efficiency analysis and retrofits, and dispositions. WPC regularly engages directly with tenants and forms working relationships with their decision makers in order to provide proactive solutions and to obtain an in-depth, real-time understanding of tenant credit. Through both engagement with its own tenants and analysis of markets in which it operates, WPC establishes views on the fundamental drivers of value for its assets. Our Advisor monitors compliance by tenants with their lease obligations and other factors that could affect the financial performance of any of our real estate investments on an ongoing basis. WPC also reviews financial statements of our tenants and periodically analyzes each tenant’s financial condition, the industry in which each tenant operates and each tenant’s relative strength in its industry. Additionally, WPC undertakes physical inspections of the condition and maintenance of our real estate investments. We believe WPC’s in-depth understanding of our tenants’ businesses and direct relationships with their management teams provides strong visibility into potential issues. W. P Carey’s business intelligence platform provides real-time information, allowing asset managers to work with tenants to enforce lease provisions, and where appropriate, consider lease modifications.
The WPC Board of Directors also considered a number of potentially negative factors in evaluating the Separation and the Distribution, and concluded that the potential benefits of the Separation and the Distribution outweighed these factors. For more information, see “The Separation and the Distribution – Reasons for the Separation and the Distribution.”
Agreements to be Entered into in Connection with the Separation and the Distribution
Separation and Distribution Agreement with WPC
Concurrently with or prior to the Distribution, we and WPC will enter into the Separation and Distribution Agreement, which sets forth, among other things, our agreements with WPC regarding the principal transactions necessary to separate us from WPC. It also sets forth other agreements that govern certain aspects of our relationship with WPC after the Distribution Date. Pursuant to the Separation and Distribution Agreement, the Office Properties, including the material assets related thereto arising after the Distribution, and all liabilities related thereto will be transferred from WPC to NLO in connection with the Separation and Distribution. The anticipated costs of the spin-

off are expected to be approximately $          , substantially all of which will be borne by NLO. The anticipated costs will primarily relate to advisory and professional costs, financing costs including third-party property reporting, transfer costs, public filing costs, and printing and other related costs. For more information, see “The Separation and the Distribution – The Separation and Distribution Agreement” and “Certain Relationships and Related Person Transactions – Agreements with WPC and its Subsidiaries.”
Tax Matters Agreement with WPC
Concurrently with or prior to the Distribution, we and applicable subsidiaries will enter into a Tax Matters Agreement with WPC that will govern the respective rights, responsibilities and obligations of WPC, us and applicable subsidiaries after the Distribution with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, tax covenants, tax indemnification, cooperation and information sharing. The Tax Matters Agreement will provide that (a) NLO and applicable subsidiaries will assume liability for property, income and transfer taxes related to the NLO properties and/or entities following the Distribution, and (b) WPC will assume liability for property, income and transfer taxes related to the WPC properties and/or entities following the Distribution. For more information, see “The Separation and the Distribution – Related Agreements” and “Certain Relationships and Related Person Transactions – Agreements with WPC and its Subsidiaries.”
Advisory Agreements with the Advisor
Concurrently with or prior to the Distribution, (i) we and              will enter into the              Advisory Agreement and (ii) we and               will enter into the              Advisory Agreement, pursuant to which the Advisor will provide us with both strategic and day-to-day management services, including property management, property disposition support, investor relations and various administrative services. We will pay asset management fees to the Advisor and will also reimburse the Advisor for certain expenses incurred in providing services to us. For more information, see “The Separation and the Distribution – Related Agreements,” “Management – Advisory Agreements” and “Certain Relationships and Related Person Transactions – Agreements with WPC and its Subsidiaries.”
Emerging Growth Company
Upon completion of the Distribution, NLO is expected to be an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in NLO’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. NLO may elect not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, NLO, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of NLO’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
NLO will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Distribution, (b) in which NLO has total annual gross revenue of at least $1.235 billion, or (c) in which NLO is deemed to be a large accelerated filer, which means the market value of the common equity of NLO that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which NLO has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.
Corporate Information
We were formed on October 21, 2022, in Maryland as a wholly-owned subsidiary of WPC. Prior to the contribution of NLO’s business to us, which will occur in connection with the Separation, we will have no operations and no assets other than nominal cash from our initial capitalization. Our principal corporate offices are located in the offices of the Advisor at One Manhattan West, 395 9th Avenue, 58th Floor, New York, New York 10001.
We have no employees. As of March 31, 2023, the Advisor had 194 employees available to perform services under the Advisory Agreements.
Commencing shortly prior to the Distribution, we will also maintain a website at          . Our website and the information contained therein or connected thereto will not be deemed to be incorporated by reference herein, and you should not rely on any such information in making an investment decision.
Reason for Furnishing this Information Statement
This information statement is being furnished solely to provide information to stockholders of WPC who will receive NLO common shares in the Distribution. It is not and should not be construed as an inducement or encouragement to buy or sell any of NLO’s securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date and neither we nor WPC will update the information except in the normal course of our and its respective disclosure obligations and practices.
Risks Associated with NLO’s Business and the Separation and the Distribution
An investment in NLO common shares is subject to a number of risks, including risks relating to the Separation and the Distribution. The following list of risk factors is not exhaustive. Please read the information in “Risk Factors,” beginning on page 25 for a more thorough description of these and other risks.
Risks Related to Our Properties and Business
•Market and economic volatility due to adverse economic and geopolitical conditions, health crises or dislocations in the credit markets, could have a material adverse effect on our business, financial condition, results of operations, our ability to dispose of assets and repay debt, and our ability to pay dividends and/or distributions.
•The COVID-19 pandemic, and ongoing remote working trends that began with the COVID-19 pandemic, may continue to materially adversely impact the value of our properties and our business, operating results, financial condition and prospects.
•We may be unable to find buyers for our properties on a timely basis or at desirable sales prices in accordance with our strategic plan.
•Inflation may adversely affect our financial condition, cash flows and results of operations.
•The majority of our properties depend upon a single tenant for all or a majority of their rental income; therefore, our financial condition, including our ability to make distributions to shareholders, may be adversely affected by the bankruptcy or insolvency, a downturn in the business, or a lease termination of such a single tenant.

•We face considerable competition in the leasing market and may be unable to renew existing leases or re-let space on terms similar to our existing leases, or we may expend significant capital in our efforts to re-let space, which may adversely affect our business, financial condition and results of operations.
•Tenant defaults may have a material adverse effect on our business, financial condition and results of operations.
•Our expenses may remain constant or increase, even if our revenues decrease, which may have a material adverse effect on our business, financial condition and results of operations.
•If we become an UPREIT, we will be a holding company with no direct operations and will rely on distributions received from our operating company to make distributions to our shareholders.
Risks Related to the Separation and Distribution
•We have no operating history as an independent company, and our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.
•WPC may fail to perform under the various transaction agreements that will be executed as part of the Separation and the Distribution, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.
•The Distribution of NLO common shares is intended to be a taxable distribution to holders of WPC common stock for U.S. federal income tax purposes.
•Potential indemnification obligations owed to WPC pursuant to the Separation and Distribution Agreement may have a material adverse effect on our business, financial condition and results of operations.
•Our agreements with WPC and/or certain of its subsidiaries in connection with the Separation and the Distribution involve conflicts of interest, and we may have received better terms from unaffiliated third parties than the terms we will receive in these agreements.
•No vote of the WPC stockholders is required in connection with the Separation or the Distribution, so shareholder recourse is limited to divestiture.
•Pursuant to the Separation and Distribution Agreement, WPC will indemnify us for certain pre-Distribution liabilities and liabilities related to the legacy WPC assets. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities, or that WPC’s ability to satisfy its indemnification obligation will not be impaired in the future.
•Substantial sales of our common shares may occur in connection with the Distribution, which could cause our share price to decline.
•No market currently exists for the NLO common shares and we cannot be certain that an active trading market for our common shares will develop or be sustained after the Distribution. The combined post-Distribution value of WPC common stock and our common shares may not equal or exceed the value of WPC common stock prior to the Distribution, and the price of our common shares may be volatile or may decline.
Risks Related to Our Advisor
•Our success is dependent on the performance of the Advisor, and we could be adversely affected if WPC ceases managing the NLO Business on our behalf.
•We have limited independence from the Advisor and its affiliates, who may be subject to conflicts of interest.

•We may be deterred from terminating the Advisory Agreements or engaging in certain business combination transactions.
•Payment of fees to the Advisor will reduce cash available for distribution.
Risks Related to Financing
•We have a significant amount of indebtedness and may need to incur more in the future.
•We have existing debt and refinancing risks that could affect our cost of operations.
•We may not be able to secure additional financing on favorable terms, or at all, to meet out capital needs.
Risks Related to Our Status as a REIT
•Failure to qualify as a REIT would materially and adversely affect us and the value of our common shares.
•If WPC failed to qualify as a REIT during certain periods prior to the Distribution, we would be prevented from electing to qualify as a REIT.
Risks Related to an Investment in our Common Shares
•Limitations on the ownership of our common shares and other provisions of our Declaration of Trust may preclude the acquisition or change of control of our company.
•Until the 2027 annual meeting of shareholders, we will have a classified Board and that may reduce the likelihood of certain takeover transactions.
•We will incur increased costs as a result of operating as a public company. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could result in sanctions or other penalties that would harm our business.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

What is NLO, and why is WPC separating the NLO Business and distributing NLO common shares?	NLO was formed primarily to manage and opportunistically monetize the Office Properties of WPC after the Distribution. The Separation of the NLO Business from WPC and the Distribution of NLO common shares will enable NLO and WPC to focus on their respective operations. NLO and WPC expect that the Separation and the Distribution will result in the enhanced long-term performance of each business. For more information, see “The Separation and the Distribution – Background” and “The Separation and the Distribution – Reasons for the Separation and the Distribution.”

Why am I receiving this document?	You are receiving this document because you are a holder of shares of WPC common stock. If you are a holder of record of WPC common stock as of the close of business on , 2023, the expected record date for the Distribution, you will be entitled to receive one NLO common share for every shares of WPC common stock that you hold at the close of business on such date (and cash in lieu of any fractional shares of NLO). The Distribution is expected to occur on , 2023.

What is the Separation of the NLO Business from WPC?
WPC will effect a reorganization, subject to the terms and conditions of the Separation and Distribution Agreement, pursuant to which WPC will contribute certain office assets to NLO. Following the Separation, NLO will own the Office Properties and certain other assets previously owned by WPC.
By separating the NLO Business into a stand-alone REIT, investors will have the opportunity to invest in two separate entities, each with distinct business strategies.

What assets will NLO own following the Separation?	NLO will own the Office Properties, consisting of certain office assets of WPC, including 59 office properties, totaling approximately 9.2 million total leasable square feet.

What is the Distribution and how will the Distribution work?	To accomplish the Distribution, WPC will distribute one NLO common share for every shares of WPC common stock held at the close of business on the record date. The NLO common shares will be distributed to WPC common stockholders at the close of business on the record date on a pro rata basis.

What is the record date for the Distribution?	The record date for the Distribution is , 2023.

When will the Distribution occur?	It is expected that the NLO common shares will be distributed by WPC on , 2023, to holders of record of WPC common stock at the close of business on the record date, subject to the satisfaction or waiver of all conditions to the Distribution set forth in the Separation and Distribution Agreement.

What do WPC stockholders need to do to participate in the Distribution?	Stockholders of WPC as of the record date will not be required to take any action to receive NLO common shares in the Distribution. No stockholder approval of the Distribution is required and you are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of WPC common stock or take any other action to receive your NLO common shares. The Distribution will not affect the number of outstanding shares of WPC common stock or any rights of WPC stockholders, although it will affect the market value of each outstanding share of WPC common stock.

How will NLO common shares be issued?
You will receive NLO common shares through the same channels that you currently use to hold or trade shares of WPC common stock, whether through a brokerage account, directly by WPC’s transfer agent, Computershare, in a 401(k) plan or other channels. Receipt of NLO common shares will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements or statements from Computershare.
If you own shares of WPC common stock as of the close of business on the record date, including shares held in certificated form, Computershare, as the distribution agent, will distribute NLO common shares to you or to your brokerage firm on your behalf or will record your shares in book-entry form if your shares of WPC are registered directly. All shares of NLO will be issued in uncertificated book-entry form. No physical stock certificates representing the shares of NLO will be delivered. For registered stockholders, Computershare will mail to you an account statement that reflects your NLO common shares and for shares held in street name (such as in a brokerage account) your bank or brokerage firm will credit your account for the shares.
No fractional shares of NLO will be issued in the Distribution. For registered stockholders, Computershare will distribute to you any cash in lieu of fractional shares you are entitled to receive and for shares held in street name, you will automatically receive cash in lieu of fractional shares in your account following the settlement of any necessary sales by your custodian or broker.

How many NLO shares will I receive in the Distribution?
For every        shares of WPC common stock held of record by you as of the close of business on the record date you will receive one NLO common share. Based on approximately              shares of WPC common stock outstanding as of           , 2023, a total of approximately        NLO common shares will be distributed. The foregoing amounts do not reflect any equity issued by WPC after March 31, 2023, nor subsequent issuances pursuant to WPC’s “at-the-market” and equity forward programs related to the sale of additional WPC common stock having an aggregate gross sales price of up to $1.0 billion. You will receive cash in lieu of any fractional NLO common shares that you would have otherwise received as a result of the Distribution.

Will NLO issue fractional shares in the Distribution?
NLO will not distribute fractional shares of its common shares in the Distribution. Instead, all fractional shares that registered holders of WPC stock would otherwise have been entitled to receive will be aggregated into whole shares and Computershare will cause them to be sold in the open market. We expect Computershare, acting on behalf of WPC, to take several weeks after the Distribution Date to fully distribute the aggregate net cash proceeds of these sales on a pro rata basis (based on the fractional share such holder would otherwise be entitled to receive) to those registered stockholders who would otherwise have been entitled to receive fractional shares.
All fractional shares that street name holders of WPC stock would otherwise have been entitled to receive will be transferred to brokerages via The Depository Trust Company (DTC) and sold in the open market by brokers.
Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What are the material U.S. federal income tax consequences of the Distribution to holders of WPC common stock?	The distribution of NLO common shares in the Distribution is intended to be a taxable distribution to WPC common stockholders for U.S. federal income tax purposes. An amount equal to the fair market value of the NLO common shares received by a U.S. stockholder (as defined in “Certain U.S. Federal Income Tax Consequences of the Distribution”) of WPC common stock in the Distribution will generally be treated as a taxable dividend to such stockholder to the extent of the U.S. stockholder’s ratable share of any current or accumulated earnings and profits of WPC (including income or gain taken into account in connection with the Distribution) allocable to the Distribution, with the excess treated first as a non-taxable return of capital to the extent of the U.S. stockholder’s tax basis in WPC common stock and any remaining excess treated as capital gain. WPC will not be able to advise U.S. stockholders of the amount of earnings and profits of WPC until after the end of the calendar year in which the Distribution occurs. The particular consequences of the Distribution to each WPC stockholder depend on such holder’s particular facts and circumstances, and you are urged to consult your tax advisor regarding the consequences of the Distribution to you in light of your specific circumstances. For more information, see “Certain U.S. Federal Income Tax Consequences of the Distribution.”

How will the Distribution affect my tax basis and holding period in my shares of WPC common stock for U.S. federal income tax purposes?	The tax basis of WPC common stock held by a WPC stockholder at the time of the Distribution will be reduced (but not below zero) to the extent the fair market value of the NLO common shares distributed to such WPC stockholder exceeds WPC’s current and accumulated earnings and profits allocable to such holder’s shares. The holding period of WPC stockholders in their WPC shares will not be affected by the Distribution. See “Certain U.S. Federal Income Tax Consequences of the Distribution.”

What will my tax basis and holding period be for NLO common shares I receive in the Distribution for U.S. federal income tax purposes?	The tax basis of a WPC stockholder in NLO common shares received by such holder in the Distribution will generally equal the fair market value of such shares on the Distribution Date. The fair market value of NLO common shares reported by WPC to such WPC stockholders on IRS Form 1099-DIV may differ from the trading price of NLO common shares on the Distribution Date. The holding period for such shares will generally begin the day after the Distribution Date. See “Certain U.S. Federal Income Tax Consequences of the Distribution.”

What are the conditions to the Distribution?	The Distribution is subject to a number of conditions, including, among others:

•the consummation of the Separation;
•the SEC declaring effective the registration statement of which this information statement forms a part, with no stop order in effect with respect thereto, and no proceeding for such purpose pending before, or threatened by, the SEC;
•no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the related transactions shall be in effect;
•the acceptance for listing on the NYSE of the NLO common shares to be distributed, subject to official notice of distribution; and
•the execution of ancillary agreements, including the Tax Matters Agreement and the Advisory Agreements.

WPC and NLO cannot assure you that any or all of these conditions will be met. For a complete discussion of all of the conditions to the Distribution, please refer to “The Separation and the Distribution – The Separation and Distribution Agreement – Conditions to the Distribution.”

What is the expected date of completion of the Distribution?	The completion and timing of the Distribution are dependent upon a number of conditions, including the conditions listed above. It is expected that the NLO common shares will be distributed by WPC on , 2023, to the holders of record of shares of WPC common stock at the close of business on the record date. However, no assurance can be provided as to the timing of the Distribution or that all conditions to the Distribution will be met.

What if I want to sell my WPC common stock or my NLO common shares (once received)?
WPC common stock is currently listed on the NYSE and we expect that NLO common shares will be listed on the NYSE upon completion of the Distribution.
If you would like to sell your WPC common stock or NLO common shares, you should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of WPC stock?
Beginning shortly before the record date and continuing up to and through the Distribution Date, it is expected that there will be two markets in WPC common stock: a “regular-way” market and an “ex-distribution” market.
Shares of WPC common stock that trade on the “regular-way” market will trade with an entitlement to NLO common shares distributed in the Distribution. Shares of WPC common stock that trade on or after the “ex-distribution” market will trade without an entitlement to NLO common shares distributed pursuant to the Distribution.
If you decide to sell any WPC common stock before the Distribution Date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your WPC common stock with or without your entitlement to NLO common shares in the Distribution.

Will the NLO common shares be listed on an exchange?	NLO expects its common shares to be listed on the NYSE under the symbol “NLO.” NLO anticipates that trading in its common shares will begin on a “when-issued” basis as early as two days before the record date and will continue up to and through the Distribution Date and that “regular-way” trading in NLO common shares will begin on the first trading day following the completion of the Distribution. If trading begins on a “when-issued” basis, you may purchase or sell NLO common shares up to and through the Distribution Date, but your transaction will not settle until after the Distribution Date. NLO cannot predict the trading prices for its common shares before, on or after the Distribution Date.

What will happen to the listing of WPC common stock?	WPC common stock will continue to trade on the NYSE under the symbol “WPC” after the Distribution.

Will the number of shares of WPC common stock that I own change as a result of the Distribution?	No. The number of shares of WPC common stock that you own will not change as a result of the Distribution.

Will the Distribution affect the market price of my shares of WPC stock?	Yes. As a result of the Distribution, WPC expects the trading price of shares of WPC common stock immediately following the Distribution to be lower than the “regular-way” trading price of such shares immediately prior to the Distribution because the trading price of shares of WPC common stock will no longer reflect the value of the NLO Business. WPC believes that, over time following the Distribution, assuming the same market conditions and the realization of the expected benefits of the Separation and the Distribution, shares of WPC common stock and NLO common shares should have a higher aggregate market value as compared to the market value of shares of WPC common stock if the Separation and the Distribution did not occur. There can be no assurance, however, that such a higher aggregate market value will be achieved. This means, for example, that the combined trading prices of one share of WPC common stock and one NLO common share after the Distribution may be equal to, greater than, or less than the trading price of one share of WPC common stock before the Distribution.

What is a REIT?	NLO intends to qualify and elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with the taxable year in which the Distribution occurs. As a REIT, NLO generally will not be subject to U.S. federal income tax on REIT taxable income that it distributes to its shareholders. A company’s qualification as a REIT depends on its ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares. NLO believes that, after the Distribution, it will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its intended manner of operation will enable it to meet the requirements for qualification and taxation as a REIT. For a discussion of the U.S. federal income taxation of REITs, please refer to “Material U.S. Federal Income Tax Consequences –Taxation of Our Company.”

What debt will NLO have after the Separation?
Immediately following the Separation, we will own a portfolio of 59 office properties, subject to approximately $170.4 million of existing secured property level indebtedness, based on principal balances as of March 31, 2023.
As a result of these transactions, following the completion of the Separation, we expect to have approximately $       million in consolidated outstanding indebtedness and $      million in cash.

What will NLO’s relationship be with WPC following the Distribution?
NLO and WPC will be independent companies following the Distribution. Concurrently with or prior to the Distribution, NLO will enter into the Separation and Distribution Agreement with WPC. In addition, concurrently with or prior to the Distribution, NLO will enter into various other agreements to effect the Separation and the Distribution and provide a framework for its relationship with WPC after the Separation, such as Tax Matters Agreement and the Advisory Agreements.
Following the Distribution, we will be managed by              , a subsidiary of WPC. Pursuant to the Advisory Agreements, the Advisor will provide us with both strategic and day-to-day management services, including property management, property disposition support, investor relations and various administrative services. We will pay asset management fees to the Advisor and will also reimburse the Advisor for certain expenses incurred in providing services to us.
For additional information regarding the Separation and Distribution Agreement, other transaction agreements and our relationship with WPC following the Distribution, please refer to the sections entitled “Risk Factors – Risks Related to the Separation and the Distribution,” “Risk Factors – Risks Related to our Advisor,” “The Separation and Distribution Agreement – The Separation Agreement,” “The Separation and Distribution Agreement – Related Agreements,” “Conflicts of Interest,” “Management – Advisory Agreements” and “Certain Relationships and Related Person Transactions.”

Who will manage NLO after the Distribution?	Following the Distribution, we will be managed by the Advisor. Pursuant to the Advisory Agreements, the Advisor will provide us with both strategic and day-to-day management services, including property management, property disposition support, investor relations and various administrative services. We will pay asset management fees to the Advisor and will also reimburse the Advisor for certain expenses incurred in providing services to us. For more information regarding NLO’s management, please refer to “Management.”

Are there risks associated with owning NLO common shares?
Yes. Ownership of NLO common shares is subject to both general and specific risks related to NLO’s business, the industry in which it operates, its ongoing contractual relationships with WPC and its status as a separate, publicly traded company. Ownership of NLO common shares is also subject to risks relating to the Separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 25. You are encouraged to read that section carefully.

Does NLO plan to pay dividends?
NLO generally intends to pay dividends in an amount at least equal to the amount that will be required for NLO to qualify as a REIT and to avoid current entity level U.S. federal income taxes. To qualify as a REIT, NLO must distribute annually to its shareholders at least 90% of NLO’s REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. Please refer to “Material U.S. Federal Income Tax Consequences – Material U.S. Federal Income Tax Considerations Regarding NLO’s Taxation as a REIT.”
Dividends paid by NLO will be authorized and determined by our Board, in its sole discretion, out of legally available funds, and will be dependent upon a number of factors, including restrictions under applicable law and other factors described under “Dividend Policy.” NLO may pay dividends from sources other than cash flow from operations or funds from operations, including proceeds from dispositions, which may reduce the amount of capital available for operations, may have negative tax implications, and may have a negative effect on the value of your shares under certain conditions. NLO may also declare taxable dividends that are paid in NLO’s common shares. NLO cannot assure you that its dividend policy will remain the same in the future, or that any estimated dividends will be paid or sustained.

Who will be the distribution agent for the NLO common shares?
The distribution agent for the NLO common shares will be Computershare. For questions relating to the transfer or mechanics of the Distribution, you should contact:
Computershare (Mail)
Net Lease Office Properties
Shareowner Services
P.O. Box 43006
Providence, Rhode Island 02940-3006
Computershare (Overnight Delivery)
Net Lease Office Properties
Shareowner Services
150 Royall St., Suite 101
Canton, Massachusetts 02021

Who will be the transfer agent for NLO common shares?
The transfer agent for the NLO common shares will be Computershare:
Computershare (Mail)
Net Lease Office Properties
Shareowner Services
P.O. Box 43006
Providence, Rhode Island 02940-3006
Computershare (Overnight Delivery)
Net Lease Office Properties
Shareowner Services
150 Royall St., Suite 101
Canton, Massachusetts 02021

Where can I find more information about WPC and NLO?
Before the Distribution, if you have any questions relating to WPC’s business performance, you should contact:
W. P. Carey Inc.
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
Institutional Investor Relations
1-212-492-1110
Individual Investor Relations
1-800-WP CAREY (972-2739)
www.wpcarey.com
After the Distribution, NLO shareholders who have any questions relating to NLO’s business performance should contact NLO at:
Net Lease Office Properties
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
Institutional Investor Relations
1-212-492-1110
Individual Investor Relations
1-800-WP CAREY (972-2739)
The NLO investor website is expected to be operational as of                    , 2023.
The websites of WPC and NLO are not incorporated by reference into this information statement.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA
The following tables set forth the summary historical combined financial data of the NLO Business that were carved out of WPC’s consolidated financial statements. The summary historical financial data set forth below as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021, and 2020 has been derived from the NLO Business audited combined financial statements, which are included elsewhere in this information statement.
The summary historical combined financial data set forth below does not indicate results expected for any future periods. The summary historical combined financial data is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the NLO Business’ combined financial statements and related notes thereto included elsewhere in this information statement.

	Years Ended December 31,
(in thousands)	2022	2021	2020
Income Statement Data:
Lease revenues	$151,249	$143,958	$138,907
Property expenses, excluding reimbursable tenant costs	7,751	6,429	8,252
Net income	15,779	1,418	16,016

Cash Flow Data:
Net Cash Provided by Operating Activities	84,282	75,335	73,657
Net Cash Used in Investing Activities	(22,918)	(4,184)	(4,488)
Net Cash Used in Financing Activities	(64,541)	(77,245)	(65,807)

	December 31,
(in thousands)	2022	2021
Balance Sheet Data:
Investments in real estate	$1,736,711	$1,498,296
Net investments in real estate	1,344,686	1,169,846
Total assets	1,462,201	1,274,719
Mortgage debt, net	174,289	37,476
Parent debt	101,774	112,427
Total liabilities	352,682	217,213
Total liabilities and equity	1,462,201	1,274,719
Supplemental Financial Measures
In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we use Funds from Operations (“FFO”) and adjusted funds from operations (“AFFO”), which are non-GAAP measures defined by our management. We believe that these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of FFO and AFFO and reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are provided below.
Funds from Operations and Adjusted Funds from Operations
Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), an industry trade group, has promulgated a non-

GAAP measure known as FFO, which we believe to be an appropriate supplemental measure, when used in addition to and in conjunction with results presented in accordance with GAAP, to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental non-GAAP measure. FFO is not equivalent to, nor a substitute for, net income or loss as determined under GAAP.
We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as restated in December 2018. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, impairment charges on real estate, gains or losses on changes in control of interests in real estate, and depreciation and amortization from real estate assets; and after adjustments for unconsolidated partnerships and jointly owned investments. Adjustments for unconsolidated partnerships and jointly owned investments are calculated to reflect FFO.
We also modify the NAREIT computation of FFO to adjust GAAP net income for certain non-cash charges, such as amortization of real estate-related intangibles, deferred income tax benefits and expenses, straight-line rent and related reserves, other non-cash rent adjustments, non-cash allowance for credit losses on loans receivable and direct financing leases, stock-based compensation, non-cash environmental accretion expense, amortization of discounts and premiums on debt, and amortization of deferred financing costs. Our assessment of our operations is focused on long-term sustainability and not on such non-cash items, which may cause short-term fluctuations in net income but have no impact on cash flows. Additionally, we exclude non-core income and expenses, such as gains or losses from extinguishment of debt, and spin-off expenses. We also exclude realized and unrealized gains/losses on foreign currency exchange movements, which are not considered fundamental attributes of our business plan and do not affect our overall long-term operating performance. We refer to our modified definition of FFO as AFFO. We exclude these items from GAAP net income to arrive at AFFO as they are not the primary drivers in our decision-making process and excluding these items provides investors a view of our portfolio performance over time and makes it more comparable to other REITs. We use AFFO as one measure of our operating performance when we formulate corporate goals and evaluate the effectiveness of our strategies.
We believe that AFFO is a useful supplemental measure for investors to consider as we believe it will help them to better assess the sustainability of our operating performance without the potentially distorting impact of these short-term fluctuations. However, there are limits on the usefulness of AFFO to investors. For example, impairment charges and unrealized foreign currency losses that we exclude may become actual realized losses upon the ultimate disposition of the properties in the form of lower cash proceeds or other considerations. We use our FFO and AFFO measures as supplemental financial measures of operating performance. We do not use our FFO and AFFO measures as, nor should they be considered to be, alternatives to net income computed under GAAP, or as alternatives to net cash provided by operating activities computed under GAAP, or as indicators of our ability to fund our cash needs.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Supplemental Financial Measures” for further descriptions of NLO’s non-GAAP measures and reconciliations to the most comparable measure in accordance with GAAP.

	Years Ended December 31,
(in thousands)	2022	2021	2020
FFO (as defined by NAREIT) attributable to NLO Predecessor	$78,897	$59,998	$73,184
AFFO attributable to NLO Predecessor	$88,718	$77,497	$71,841

RISK FACTORS
You should carefully consider the following risks and other information in this information statement in evaluating our company and our common shares. Any of the following risks could materially and adversely affect our business, results of operations and financial condition.
Risks Related to Our Properties and Business
Market and economic volatility due to adverse economic and geopolitical conditions, health crises or dislocations in the credit markets, could have a material adverse effect on our business, financial condition, results of operations, our ability to dispose of assets, and our ability to pay dividends and/or distributions.
Our business may be adversely affected by market and economic volatility experienced by the U.S. and global economies, the real estate industry as a whole and/or the local economies in the markets in which our properties are located. Such adverse economic and geopolitical conditions may be due to, among other issues, rising inflation and interest rates, volatility in the public equity and debt markets, and international economic and other conditions, including pandemics, geopolitical instability (such as the war in Ukraine), sanctions and other conditions beyond our control. These current conditions, or similar conditions existing in the future, may adversely affect our business, financial condition, results of operations and/or distributions as a result of one or more of the following, among other potential consequences:
•significant job losses may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted, and create increased challenges in disposing of properties in accordance with our strategic plan;
•reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans;
•inflation may adversely affect tenant leases with stated rent increases, which could be lower than the increase in inflation at any given time;
•the financial condition of our tenants may be adversely affected, which may result in tenant defaults under leases due to inflationary pressure, bankruptcy, lack of liquidity, lack of funding, operational failures or for other reasons;
•our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to refinance existing debt and increase our future interest expense;
•the value and liquidity of our short-term investments and cash deposits could be reduced as a result of a deterioration of the financial condition of the institutions that hold our cash deposits or the institutions or assets in which we have made short-term investments, a dislocation of the markets for our short-term investments, increased volatility in market rates for such investments or other factors; and
•to the extent we enter into derivative financial instruments, one or more counterparties to our derivative financial instruments could default on their obligations to us, or could fail, increasing the risk that we may not realize the benefits of these instruments.
The COVID-19 pandemic, and ongoing remote working trends that began with the COVID-19 pandemic, may continue to materially adversely impact the value of our properties and our business, operating results, financial condition and prospects.
Temporary closures of businesses and the resulting remote working arrangements for personnel in response to the pandemic may result in long-term changed work practices that could negatively impact us and our business. For example, the increased adoption of and familiarity with remote work practices, and the recent increase in tenants seeking to sublease their leased space, as well as tenant uncertainty regarding office space needs given evolving remote and hybrid working trends which began with the COVID-19 pandemic, could result in decreased demand for office space. If this trend was to continue or accelerate, our tenants may elect to not renew their leases, or to renew them for less space than they currently occupy, which could increase the vacancy and decrease rental income and the value of our properties. The increase in remote work practices may continue in a post-pandemic environment. Real estate sales prices depend on a number of factors, including occupancy percentages, and lease rates, and in light of current office space utilization trends, our ability to find buyers for our properties at desirable prices, or at all, may be adversely impacted by these trends. The need to reconfigure leased office space, either in response to the pandemic or tenants’ needs, may impact space requirements and also may require us to spend increased amounts for tenant improvements. If substantial office space reconfiguration is required, the tenant may explore other office space and find it more advantageous to relocate than to renew its lease and renovate the existing space. If so, the value of our properties and our business, operating results, financial condition and prospects may be materially adversely impacted.
We could experience difficulties or delays renewing leases or re-leasing space, which will increase our costs to maintain such properties without receiving income.
We derive a significant portion of our net income from rent received from our tenants, and our profitability is significantly dependent upon ability to minimize vacancies in our properties and ensure our tenants timely pay rent at an attractive rate. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments. If lease defaults occur, we may experience delays in enforcing our rights as landlord. As of March 31, 2023, our portfolio had a WALT of 6.0 years, and no properties were fully vacant. If our tenants decide not to renew their leases, terminate early or default on their lease, or if we fail to find suitable tenants to lease our vacant properties, we may not be able to re-lease the space or may experience delays in finding suitable replacement tenants and may be in default under the NLO Credit Facility. Even if tenants decide to renew or lease new space, the terms of renewals or new leases, including the cost of required renovations or concessions to tenants, particularly commercial tenants, may be less favorable to us than current lease terms, and we may not have the available capital to pay for improvements, renovations, or rent concessions, which could further adversely impact our ability to renew leases or re-lease vacant properties on favorable terms, or at all. As a result, our net income and ability to pay dividends to shareholders could be materially adversely affected. Further, if one of our properties cannot be leased on terms and conditions favorable to us, the property may not be marketable at a suitable price without substantial capital improvements, alterations, or at all, which could inhibit our ability to effectively dispose of those properties.
We may be unable to find buyers for our properties on a timely basis or at desirable sales prices in accordance with our strategic plan.
As described in this information statement, we intend to pursue dispositions of our properties. Real estate sales prices are constantly changing and fluctuate based on many factors, including as a result of changes in interest rates, supply and demand dynamics, occupancy percentages, lease rates, the availability of suitable buyers, the perceived quality and dependability of income flows from tenancies and a number of other factors, both local and national. In particular, in light of current office space utilization trends, our ability to find buyers for our properties at desirable prices, or at all, may be adversely impacted by these trends, and we may be required to sell our properties for less than their market value. If we are not able to find buyers for our assets or if we have overestimated the value of our assets, any distributions to our shareholders may be delayed or reduced. In addition, our ability to dispose of properties may also be adversely affected by the terms of prepayment or assumption costs associated with debt encumbering our real estate assets, transactional fees and expenses or unknown liabilities.
Inflation may adversely affect our financial condition, cash flows and results of operations.
Increased inflation could have a more pronounced negative impact on interest expense and general and administrative expenses, as these costs could increase at a rate higher than our rents. Also, inflation may adversely affect tenant leases with stated rent increases or limits on such tenant’s obligation to pay its share of operating expenses, which could be lower than the increase in inflation at any given time. It may also limit our ability to recover all of our operating expenses. Inflation could also have an adverse effect on consumer spending, which could impact our tenants’ sales and, in turn, our average rents. In addition, renewals of leases or future leases may not be negotiated on current terms, in which event we may recover a smaller percentage of our operating expenses.

We depend on significant tenants, and the majority of our properties depend upon a single tenant for all or a majority of their rental income; therefore, our financial condition, including our ability to make distributions to shareholders, may be adversely affected by the bankruptcy or insolvency, a downturn in the business, or a lease termination of such a single tenant.
As of March 31, 2023, our 10 largest tenants in our portfolio (by ABR) represented approximately 50% of ABR and our three largest tenants in our portfolio (by ABR) represented approximately 28% of ABR as of March 31, 2023. In addition, as of March 31, 2023, the majority of our annualized rental revenue was from our properties leased to single tenants. The value of our single tenant properties is materially dependent on the performance of those tenants under their respective leases. These tenants face competition within their industries and other factors that could reduce their ability to pay us rent. Lease payment defaults by such tenants could cause us to reduce the amount of distributions that we pay to our shareholders. A default by a single or major tenant, the failure of a guarantor to fulfill its obligations or other premature termination of a lease to such a tenant or such tenant’s election not to extend a lease upon its expiration could have an adverse effect on our financial condition, results of operations, liquidity and ability to pay distributions to our shareholders.
High geographic concentration of our properties of our tenants could magnify the effects of adverse economic or regulatory developments in such geographic areas on our operations and financial condition.
As of March 31, 2023, 25% of our portfolio (as a percentage of ABR) was located in Texas, representing the highest concentration of our assets, and 16% was located in Minnesota. We are susceptible to adverse developments in the economic or regulatory environments of the geographic areas in which we concentrate, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes or costs of complying with governmental regulations. Any adverse developments in the economy or real estate market in the areas in which we concentrate or any decrease in demand for office space resulting from regulatory or business environment in the areas in which we concentrate could impact our ability to generate revenues sufficient to meet our operating expenses or other obligations, which could have an adverse effect on our financial condition, results of operations, liquidity and ability to pay distributions to our shareholders.
Our performance is subject to risks inherent in owning real estate investments.
We are generally subject to risks incidental to the ownership of real estate. These risks include:
•changes in supply of or demand for office properties in our market or sub-markets;
•competition for tenants in our market or sub-markets;
•the ongoing need for capital improvements;
•increased operating costs, which may not necessarily be offset by increased rents, including insurance premiums, utilities and real estate taxes, due to inflation and other factors;
•changes in tax, real estate and zoning laws;
•changes in governmental rules and fiscal policies;
•inability of tenants to pay rent;
•competition from the development of new office space in our market or sub-markets and the quality of competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates, amenities and safety record; and
•civil unrest, acts of war, terrorism, acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured losses) and other factors beyond our control.
Should any of the foregoing occur, it may have a material adverse effect on our business, financial condition and results of operations.

We face considerable competition in the leasing market and may be unable to renew existing leases or re-let space on terms similar to our existing leases, or we may expend significant capital in our efforts to re-let space, which may adversely affect our business, financial condition and results of operations.
We compete with a number of other owners and operators of office properties to renew leases with our existing tenants and to attract new tenants. To the extent that we are able to renew leases that are scheduled to expire in the short-term or re-let such space to new tenants, heightened competition may require us to give rent concessions or provide tenant improvements to a greater extent than we otherwise would have.
If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge, or may not be able to increase rates to market rates, in order to retain tenants upon expiration of their existing leases. Even if our tenants renew their leases or we are able to re-let the space, the terms and other costs of renewal or re-letting, including the cost of required renovations, increased tenant improvement allowances, leasing commissions, declining rental rates, and other potential concessions, may be less favorable than the terms of our current leases and could require significant capital expenditures. Our inability to renew leases or re-let space in a reasonable time, a decline in rental rates or an increase in tenant improvement, leasing commissions, or other costs may have a material adverse effect on our business, financial condition and results of operations.
Tenant defaults may have a material adverse effect on our business, financial condition and results of operations.
The majority of our revenues and income comes from rental income from real property. As such, our business, financial condition and results of operations could be adversely affected if our tenants default on their lease obligations. Our ability to manage our assets is also subject to federal bankruptcy laws, state laws that limit creditors’ rights and remedies available to real property owners to collect delinquent rents and international laws. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the tenant promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to that tenant. We also cannot be sure that we would receive any rent in the proceeding sufficient to cover our expenses with respect to the premises. If a tenant becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the tenant. A tenant’s default on its obligations may have a material adverse effect on our business, financial condition and results of operations.
Some of our leases provide tenants with the right to terminate their leases early, which may have a material adverse effect on our business, financial condition and results of operations.
Certain of our leases permit our tenants to terminate their leases as to all or a portion of their leased premises prior to their stated lease expiration dates under certain circumstances, such as providing notice by a certain date and, in most cases, paying a termination fee. To the extent that our tenants exercise early termination rights, our cash flow and earnings will be adversely affected, and we can provide no assurances that we will be able to generate an equivalent amount of net effective rent by leasing the vacated space to new third-party tenants. If our tenants elect to terminate their leases early, it may have a material adverse effect on our business, financial condition and results of operations.
Our expenses may remain constant or increase, even if our revenues decrease, which may have a material adverse effect on our business, financial condition and results of operations.
Costs associated with our business, such as debt repayments, real estate taxes, insurance premiums and maintenance costs, are relatively inelastic and generally do not decrease, and may increase, when a property is not fully occupied, rental rates decrease, a tenant fails to pay rent or other circumstances cause a reduction in property revenues. As a result, if revenues drop, we may not be able to reduce our expenses accordingly, which may have a material adverse effect on our business, financial condition and results of operations.
Property taxes may increase without notice.
The real property taxes on our properties and any other properties that we develop or acquire in the future may increase as property tax rates change and as those properties are assessed or reassessed by tax authorities. While the majority of our leases are under a net lease structure, some or all of such property taxes may not be collectible from our tenants. In such event, our financial condition, results of operations, cash flows, trading price of our common shares and our ability to satisfy our principal and interest obligations and to pay dividends to our shareholders could be adversely affected, which may have a material adverse effect on our business, financial condition and results of operations.
Real estate property investments are illiquid. We may not be able to dispose of properties when desired or on favorable terms.
Real estate investments are relatively illiquid. Our ability to quickly sell or exchange any of our properties in response to changes in economic and other conditions will be limited. No assurances can be given that we will recognize full value, at a price and at terms that are acceptable to us, for any property that we are required to sell for liquidity reasons. Our inability to respond rapidly to changes in the performance of our investments could adversely affect our financial condition and results of operations.
We, our tenants and our properties are subject to various federal, state and local regulatory requirements, such as environmental laws, state and local fire and safety requirements, building codes and land use regulations.
We, our tenants and our properties are subject to various federal, state and local regulatory requirements, such as environmental laws, state and local fire and safety requirements, building codes and land use regulations.
Failure to comply with these requirements could subject us, or our tenants, to governmental fines or private litigant damage awards. In addition, compliance with these requirements, including new requirements or stricter interpretation of existing requirements, may require us, or our tenants, to incur significant expenditures. We do not know whether existing requirements will change or whether future requirements, including any requirements that may emerge from pending or future climate change legislation, will develop. Environmental noncompliance liability also could impact a tenant’s ability to make rental payments to us. Furthermore, our reputation could be negatively affected if we violate environmental laws or regulations, which may have a material adverse effect on our business, financial condition and results of operations.
In addition, as a current or former owner or operator of real property, we may be subject to liabilities resulting from the presence of hazardous substances, waste or petroleum products at, on, under or emanating from such property, including investigation and cleanup costs, natural resource damages, third-party liability for cleanup costs, personal injury or property damage and costs or losses arising from property use restrictions. In particular, some of our properties are adjacent to or near other properties that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of our properties are on, adjacent to or near sites upon which others, including former owners or tenants of our properties, have engaged, or may in the future engage, in activities that have released or may have released petroleum products or other hazardous or toxic substances. Cleanup liabilities are often imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. The presence of hazardous substances also may result in use restrictions on impacted properties or result in liens on contaminated sites in favor of the government for damages it incurs to address contamination. We also may be liable for the costs of removal or remediation of hazardous substances or waste disposal or treatment facilities if we arranged for disposal or treatment of hazardous substances at such facilities, whether or not we own such facilities. Moreover, buildings and other improvements on our properties may contain asbestos-containing material or other hazardous building materials or could have indoor air quality concerns (e.g., from airborne contaminants such as mold), which may subject us to costs, damages and other liabilities including abatement cleanup, personal injury, and property damage liabilities. The foregoing could adversely affect occupancy and our ability to develop, sell or borrow against any affected property and could require us to make significant unanticipated expenditures that may have a material adverse effect on our business, financial condition and results of operations.

Because we invest in properties located outside the United States, we are exposed to additional risks.
We hold properties located outside the United States. As of March 31, 2023, our real estate properties located outside of the United States represented 11.1% of ABR. These investments may be affected by factors particular to the local jurisdiction where the property is located and may expose us to additional risks, including:
•enactment of laws relating to foreign ownership of property (including expropriation of investments), or laws and regulations relating to our ability to repatriate invested capital, profits, or cash and cash equivalents back to the United States;
•legal systems where the ability to enforce contractual rights and remedies may be more limited than under U.S. law;
•difficulty in complying with conflicting obligations in various jurisdictions and the burden of observing a variety of evolving foreign laws, regulations, and governmental rules and policies, which may be more stringent than U.S. laws and regulations (including land use, zoning, environmental, financial, and privacy laws and regulations, such as the European Union’s General Data Protection Regulation);
•tax requirements vary by country and existing foreign tax laws and interpretations may change (e.g., the on-going implementation of the European Union’s Anti-Tax Avoidance Directives), which may result in additional taxes on our international investments;
•changes in operating expenses in particular countries;
•a lack of publicly available information in certain jurisdictions may impair our ability to receive timely and accurate financial information from tenants, which may be necessary to meet reporting obligations to financial institutions or governmental and regulatory agencies; and
•geopolitical risk and adverse market conditions caused by changes in national or regional economic or political conditions, including among others, political instability and withdrawal from the European Union (which may impact relative interest rates and the terms or availability of mortgage funds).
The Advisor may engage third-party asset managers in international jurisdictions to monitor compliance with legal requirements and lending agreements. If the Advisor fails to properly mitigate such additional risks, it could result in operational failures, governmental sanctions, or other liabilities.
We are also subject to potential fluctuations in exchange rates between the euro and the U.S. dollar because we translate revenue denominated in euros into U.S. dollars for our financial statements. Our results of our foreign operations are adversely affected by a stronger U.S. dollar relative to foreign currencies (i.e., absent other considerations, a stronger U.S. dollar will reduce both our revenues and our expenses), which may in turn adversely affect the price of our common shares.
We may be materially adversely affected by laws, regulations or other issues related to climate change.
If we become subject to laws or regulations related to climate change, our business, financial condition and results of operations could be materially adversely affected. The federal government has enacted certain climate change laws and regulations which may, among other things, regulate “carbon footprints” and greenhouse gas emissions. In addition, the SEC has recently proposed rule amendments that would require us to prepare a wide range of new climate-related disclosures, including with respect to our climate-related risks, greenhouse gas emissions, and other climate-related targets, goals and plans. Such laws and regulations could result in substantial compliance costs, retrofit costs and construction costs, including monitoring and reporting costs and capital expenditures for environmental control facilities and other new equipment. Non-compliance with these laws or regulations may result in potential cost increases, litigation, fines, penalties, brand or reputational damage, loss of tenants, lower valuation and higher investor activism activities. We cannot predict how future laws and regulations, or future interpretations of current laws and regulations related to climate change will affect our business, financial condition and results of operations. Additionally, the potential physical impacts of climate change on our operations are highly uncertain. These may include changes in rainfall and storm patterns and intensity, water shortages, changing sea levels and changing temperatures. These impacts may have a material adverse effect on our business, financial condition and results of operations.
Compliance or failure to comply with the Americans with Disabilities Act could result in substantial costs.
Our properties must comply with the Americans with Disabilities Act (the “ADA”) and any equivalent state or local laws, to the extent that our properties are public accommodations as defined under such laws. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. If one or more of our properties is not in compliance with the ADA or any equivalent state or local laws, we may be required to incur additional costs to bring such property into compliance with the ADA or similar state or local laws. Noncompliance with the ADA or similar state and local laws could also result in the imposition of fines or an award of damages to private litigants. We cannot predict the ultimate amount of the cost of compliance with the ADA or any equivalent state or local laws. If we incur substantial costs to comply with the ADA or any equivalent state or local laws, it may have a material adverse effect on our business, financial condition and results of operations.
Our assets may be subject to impairment charges.
We will regularly review our real estate assets for impairment, and based on these reviews, we may record impairment losses that have a material adverse effect on our business, financial condition and results of operations. Negative or uncertain market and economic conditions, as well as market volatility, increase the likelihood of incurring impairment losses. Such impairment losses may have a material adverse effect on our business, financial condition and results of operations.
Uninsured and underinsured losses may adversely affect our operations.
We, or in certain instances, tenants at our properties, carry comprehensive commercial general liability, fire, extended coverage, business interruption, rental loss coverage, environmental and umbrella liability coverage on all of our properties. We also carry wind and flood coverage on properties in areas where we believe such coverage is warranted, in each case with limits of liability that we deem adequate. Similarly, we are insured against the risk of direct physical damage in amounts we believe to be adequate to reimburse us, on a replacement cost basis, for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. However, we may be subject to certain types of losses that are generally uninsured losses, including, but not limited to losses caused by riots, war or acts of God. In the event of substantial property loss, the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. In the event of an uninsured loss, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it not feasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property, which may have a material adverse effect on our business, financial condition and results of operations.
We may be subject to litigation, which could have a material adverse effect on our financial condition.
We may be subject to litigation, including claims related to our assets and operations that are otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which we may not be insured against. While we generally intend to vigorously defend ourselves against such claims, we cannot be certain of the ultimate outcomes of claims that may be asserted against us. Unfavorable resolution of such litigation may result in our having to pay significant fines, judgments, or settlements, which, if uninsured – or if the fines, judgments and settlements exceed insured levels – would adversely impact our earnings and cash flows, thereby negatively impacting our ability to service debt and pay dividends to our shareholders, which may have a material adverse effect on our business, financial condition and results of operations. Certain litigation, or the resolution of certain litigation, may affect the availability or cost of some of our insurance coverage, expose us to increased risks that would be uninsured, or adversely impact our ability to attract officers and trustees, each of which may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to satisfy the regulatory requirements of the Sarbanes-Oxley Act, or if our disclosure controls or internal control over financial reporting is not effective, investors could lose confidence in our reported financial information, which could adversely affect the perception of our business and the trading price of our common shares.
As a public company, we will become subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare our financial statements in accordance with the rules and regulations promulgated by the SEC. The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. Although the Advisor will continue to review the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, there can be no guarantee that our internal controls over financial reporting will be effective in accomplishing all of our control objectives. If we are not able to comply with these and other requirements in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our common shares could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which may have a material adverse effect on our business, financial condition and results of operations.
We have a significant amount of indebtedness and may need to incur more in the future.
Immediately following the Distribution, we expect to have approximately $             million of total outstanding indebtedness. In addition, in connection with executing our business strategies going forward, we expect to need to invest in our current portfolio and we may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for us, including:
•hindering our ability to adjust to changing market, industry or economic conditions;
•limiting our ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms;
•limiting the amount of free cash flow available for future operations, dividends, share repurchases or other uses;
•making us more vulnerable to economic or industry downturns, including interest rate increases; and
•placing us at a competitive disadvantage compared to less leveraged competitors.
Moreover, to respond to competitive challenges, we may be required to raise substantial additional capital to execute our business strategy. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. If we are able to obtain additional financing, our credit ratings could be further adversely affected, which could further raise our borrowing costs and further limit our future access to capital and our ability to satisfy our obligations under our indebtedness, which may have a material adverse effect on our business, financial condition and results of operations.
We have existing debt and refinancing risks that could affect our cost of operations.
Following the Distribution, we may have both fixed and variable rate indebtedness and may incur additional indebtedness in the future, including borrowings under the NLO Credit Facility, and for general corporate purposes. As a result, we are, and expect to be, subject to the risks normally associated with debt financing including:
•that interest rates may rise;
•that our cash flow will be insufficient to make required payments of principal and interest;
•that we will be unable to refinance some or all of our debt or increase the availability of overall debt on terms as favorable as those of our existing debt, or at all;

•that any refinancing will not be on terms as favorable as those of our existing debt;
•that required payments on mortgages and on our other debt are not reduced if the economic performance of any property declines;
•that debt service obligations will reduce funds available for distribution to our shareholders;
•that any default on our debt, due to noncompliance with financial covenants or otherwise, could result in acceleration of those obligations;
•that we may be unable to refinance or repay the debt as it becomes due; and
•that if our degree of leverage is viewed unfavorably by lenders, it could affect our ability to obtain additional financing.
If we are unable to repay or refinance our indebtedness as it becomes due, we may need to sell assets or to seek protection from our creditors under applicable law, which may have a material adverse effect on our business, financial condition and results of operations.
We may not be able to secure additional financing on favorable terms, or at all, to meet our capital needs.
In connection with the Separation and Distribution, we expect to enter into the NLO Credit Facility; however, we may require additional capital to implement our business plan, respond to business opportunities, challenges or unforeseen circumstances and may determine to engage in equity or debt financings, refinance the NLO Credit Facility or enter into new credit facilities. If we are unable to refinance or repay the debt as it becomes due or obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business plan and to respond to business challenges could be limited.
Our governing documents do not limit the amount of indebtedness we may incur and we may become more highly leveraged.
Our Board may permit us to incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We might become more highly leveraged as a result, and our financial condition, results of operations and funds available for distribution to shareholders might be negatively affected, and the risk of default on our indebtedness could increase, which may have a material adverse effect on our business, financial condition and results of operations.
If we become an UPREIT, we will be a holding company with no direct operations and will rely on distributions received from our operating company to make distributions to our shareholders.
We may become a holding company and conduct all of our operations through our operating company, and will rely on distributions from our operating company to make any distributions to our shareholders and to meet any of our obligations. The ability of our operating company to make distributions to us will depend on its operating results and the ability of subsidiaries of our operating company to make distributions to our operating company, which could be subject to restrictions of any of its subsidiaries. In addition, the claims of our shareholders will be structurally subordinated to all existing and future liabilities and other obligations and any preferred equity of the operating company and its subsidiaries, including in the case of any liquidation, bankruptcy or reorganization of our company.
Financial covenants could materially adversely affect our ability to conduct our business.
The credit agreement governing the NLO Credit Facility is expected to contain restrictions on the amount of debt we may incur and other restrictions and requirements on its operations. These restrictions, as well as any additional restrictions to which we may become subject in connection with additional financings or refinancings, could restrict our ability to pursue business initiatives, effect certain transactions or make other changes to our business that may otherwise be beneficial to us, which could adversely affect our results of operations. In addition, violations of these covenants could cause declarations of default under, and acceleration of, any related indebtedness, which would result in adverse consequences to our financial condition. The NLO Credit Facility may contain cross-default provisions that give the lenders the right to declare a default if we are in default resulting in (or permitting the) acceleration of other debt under other loans in excess of certain amounts. In the event of a default, we may be required to repay such debt with capital from other sources, which may not be available to us on attractive terms, or at all, which may have a material adverse effect on our business, financial condition and results of operations.
Failure to hedge effectively against interest rate changes and foreign exchange rate changes may have a material adverse effect on our business, financial condition and results of operations.
The interest rate and foreign exchange rate hedge instruments we may use to manage some of our exposure to interest rate and foreign exchange rate volatility involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements. Failure to hedge effectively against such interest rate and foreign exchange rate changes may have a material adverse effect on our business, financial condition and results of operations.
We depend on external sources of capital that are outside of our control, which may affect our ability to pursue strategic opportunities, refinance or repay our indebtedness and make distributions to our shareholders.
In order to qualify to be taxed as a REIT, we generally must distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, to our shareholders. Because of this distribution requirement, we may not be able to fund all future capital needs from income from operations. As a result we will continue to rely on third-party sources of capital, including lines of credit, collateralized or unsecured debt (both construction financing and permanent debt) and equity issuances. Our access to third-party sources of capital depends on a number of factors, including general market conditions, the market’s view of the quality of our assets, the market’s perception of our growth potential, our current debt levels and our current and expected future earnings. If we are unable to obtain a sufficient level of third-party financing to fund our capital needs, our ability to make distributions to our shareholders may be adversely affected which may have a material adverse effect on our business, financial condition and results of operations.
We may amend our divestiture strategy and business policies without shareholder approval.
Our Board may change our divestiture strategy, financing strategy or leverage policies with respect to operations, indebtedness, capitalization and dividends at any time without the consent of our shareholders, which could result in an investment portfolio with a different risk profile. Such a change in our strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations, among other risks. These changes could adversely affect our ability to pay dividends to our shareholders, and may have a material adverse effect on our business, financial condition and results of operations.
Decreases in property values may reduce the amount we receive upon the sale of any of our assets.
Our disposition strategy may provide for the sale of some or all our assets, which are real estate investments, and we cannot predict whether we will be able to do so at a price or on terms and conditions acceptable to us. Investments in real properties are relatively illiquid. The amounts we receive upon the sale of any of our assets depends on the underlying value of such assets, and the underlying value of such assets may be reduced by a number of factors that are beyond our control, including, without limitation, the following:
•changes in general economic or local conditions;
•changes in supply of or demand for similar or competing properties in an area;
•changes in interest rates and availability of mortgage funds that may render the sale of our properties difficult or unattractive;
•increases in operating expenses;

•the financial performance of our tenants, and the ability of our tenants to satisfy their obligations under their leases;
•vacancies and inability to lease or sublease space;
•potential major repairs which are not presently contemplated or other contingent liabilities associated with such assets;
•competition; and
•changes in tax, real estate, environmental and zoning laws.
Defaults under future sale agreements may delay or reduce the cash we receive pursuant to any future sale agreements.
In connection with any sales of our assets, we will seek to enter into binding sales agreements for any such sales. The consummation of any potential sale for which we will enter into a sale agreement in the future will be subject to satisfaction of closing conditions. If any potential transaction contemplated by any such future sale agreement do not close because of a buyer default, failure of a closing condition or for any other reason, we may not be able to enter into a new agreement on a timely basis or on terms that are as favorable as the original sale agreement. We will also incur additional costs involved in locating a new buyer and negotiating a new sale agreement for any such sale. If we incur these additional costs, potential distributions to our shareholders would be reduced.
Shareholder litigation related to any disposition strategy could result in substantial costs and distract our Board and Advisor.
Historically, extraordinary corporate actions by a company, such as disposition strategies, often lead to securities class action lawsuits being filed against that company. Defending ourselves in any litigation related to any disposition strategy may be expensive and, even if we ultimately prevail, the process of defending against lawsuits will divert NLO’s Board and the Advisor’s attention from implementing the disposition strategy and otherwise operating our business. If we do not prevail in any lawsuit, we may be liable for damages. We cannot predict the amount of any such damages; however, if applicable, they may be significant and may cause potential distributions to our shareholders to be reduced and/or delayed.
NLO is an emerging growth company within the meaning of the Securities Act, and if NLO takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies,” this could make NLO’s securities less attractive to investors and may make it more difficult to compare NLO’s performance with other public companies.
NLO is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and NLO may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in NLO’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. NLO does not intend to take advantage of these exemptions at this time, but may do so in the future. As a result, if NLO decides to take advantage of these exemptions, NLO shareholders may not have access to certain information they may deem important.
NLO will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Distribution, (b) in which NLO has total annual gross revenue of at least $1.235 billion, or (c) in which NLO is deemed to be a large accelerated filer, which means the market value of the common equity of NLO that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which NLO has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. If NLO decides to take advantage of certain exemptions from disclosure requirements available to it as an emerging growth company, NLO cannot predict whether investors will find NLO’s common shares less attractive because NLO may rely on these exemptions. If some investors find NLO’s securities less attractive as a result of NLO’s reliance on these exemptions, the trading prices of NLO’s securities may be lower than they otherwise would be, there may be a less active trading market for NLO’s securities and the trading prices of NLO’s securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. NLO has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of NLO’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Risks Related to the Separation and the Distribution
We have no operating history as an independent company, and our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company, do not reflect certain assets in our portfolio that were acquired by WPC in connection with its merger with CPA:18, and may not be a reliable indicator of our future results.
Our historical financial information included in this information statement is derived solely from the consolidated financial statements and accounting records of WPC for the corresponding periods presented, which is not necessarily representative of the results that we would have achieved as a separate, publicly traded company. Furthermore, our historical financial information does not include the nine properties acquired from CPA:18 in connection with the merger between WPC and CPA:18 in August 2022, and thus the financial information contained in this information statement does not include historical financial information related to all of the assets that will be included in our portfolio after the Distribution. Accordingly, the historical financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented, or those that we will achieve in the future. Factors which could cause our results to materially differ from those reflected in such historical financial information and which may adversely impact our ability to achieve similar results in the future may include, but are not limited to, the following:
•the financial results in this information statement do not reflect the CPA:18 Properties, or the impacts thereof on the historical financial results of the portfolio;
•the financial results in this information statement do not reflect all of the expenses we will incur as a public company;
•prior to the Separation and the Distribution, portions of our business have been operated by WPC, and as part of its corporate organizations;
•after the Separation, we will need to rely on systems, infrastructure, and personnel of WPC;
•after the Distribution, we will be unable to use WPC’s economies of scope and scale in procuring various goods and services. Although we will enter into certain agreements with WPC and/or certain of its subsidiaries in connection with the Separation and Distribution, including the Advisory Agreements, these agreements may not fully capture the benefits previously enjoyed as a result of our business being integrated within the business WPC, and may result in us paying higher charges than paid in the past by WPC for necessary services;

•prior to the Separation and the Distribution, the working capital requirements and capital for general corporate purposes, including, research and development, and capital expenditures, relative to the assets we will acquire in the Separation were satisfied as part of the corporation-wide cash management policies of WPC. Following the Distribution, while we have secured commitments for the NLO Credit Facility, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may not be on terms as favorable those obtained by WPC, and the cost of capital for our business may be higher than WPC’s cost of capital prior to the Separation and the Distribution, which may have a material adverse effect on our business, financial condition and results of operations; and
•our cost structure, management, financing and business operations will be significantly different from that of WPC as a result of our operating as an independent public company. These changes will result in increased costs on a comparable basis focused on assets under management, including, but not limited to, legal, accounting, compliance and other costs associated with being a public company with equity securities traded on the NYSE.
Other significant changes may occur in our cost structure, management, financing and business operations as a result of our status as an independent company. For additional information about the past financial performance of our business assets and the basis of presentation of the historical combined financial statements of our business, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.
WPC may fail to perform under the various transaction agreements that will be executed as part of the Separation and the Distribution, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.
Concurrently with or prior to the Distribution, we will enter into agreements with WPC and/or certain of its subsidiaries in connection with the Separation and the Distribution including the Separation and Distribution Agreement, the Tax Matters Agreement and the Advisory Agreements. Certain of these agreements will provide for the performance of services by each company for the benefit of the other for a period of time after the Distribution. We will rely on WPC to satisfy its performance and payment obligations under such agreements. If WPC is unable to satisfy such obligations, including its indemnification obligations, we could incur operational difficulties or losses, which may have a material adverse effect on our business, financial condition and results of operations.
If we do not have in place similar agreements with other providers of these services when the transaction agreements terminate and we are not able to provide these services internally, we may not be able to operate our business effectively and our profitability may decline, which may have a material adverse effect on our business, financial condition and results of operations. For more information, see “Certain Relationships and Related Person Transactions.”
The distribution of NLO common shares in the Distribution is intended to be a taxable distribution to WPC common stockholders for U.S. federal income tax purposes.
The distribution of NLO common shares in the Distribution is intended to be a taxable distribution to WPC common stockholders for U.S. federal income tax purposes. Accordingly, an amount equal to the fair market value of the NLO common shares received by a holder of WPC common stock in the Distribution will generally be treated as a taxable dividend to the extent of the stockholder’s ratable share of any current or accumulated earnings and profits of WPC (including income or gain taken into account in connection with the Distribution) allocable to the Distribution, with the excess treated first as a non-taxable return of capital to the extent of the stockholder’s tax basis in WPC common stock and any remaining excess treated as capital gain. A stockholder’s tax basis in shares of WPC common stock held at the time of the Distribution will be reduced (but not below zero) to the extent the fair market value of NLO common shares distributed by WPC to such holder in the Distribution exceeds such holder’s ratable share of WPC’s current and accumulated earnings and profits allocable to the Distribution. The stockholder’s holding period for such WPC shares for U.S. federal income tax purposes will not be affected by the Distribution.

WPC will not be able to advise you of the amount of earnings and profits of WPC until after the end of the calendar year in which the Distribution occurs.
Additionally, WPC’s current earnings and profits are measured as of the end of the tax year and are generally allocated to all distributions made during such tax year on a pro rata basis. As a result, a proportionate part of WPC’s current earnings and profits for the entire taxable year of the Distribution will be allocated to the Distribution. That proportionate part will be treated as dividend income to WPC stockholders even if such holders have not held WPC common stock for the entire taxable year of WPC in which the Distribution occurs. Thus, WPC stockholders who do not hold WPC common stock for the entire taxable year of WPC in which the Distribution occurs may be allocated a disproportionate amount of ordinary income attributable to WPC’s current earnings and profits as a result of the Distribution.
WPC or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the Distribution payable to Non-U.S. stockholders (as defined in “Certain U.S. Federal Income Tax Consequences of the Distribution”) of WPC common stock, and any such withholding may be satisfied by WPC or such agent by withholding by selling a portion of the NLO common shares that otherwise would be distributable to Non-U.S. stockholders or by withholding from other property held in the non-U.S. stockholder’s account with the withholding agent.
Although WPC intends to treat the Distribution as a taxable distribution and will ascribe a value to the NLO common shares in the Distribution for tax purposes, this treatment and valuation are not binding on the United States Internal Revenue Service (the “IRS”) or any other taxing authority. Also, although WPC intends to take the position that the Distribution does not constitute a partial liquidation for U.S. federal income tax purposes, this position is not binding on the IRS or any other tax authority. These tax authorities could assert that the Distribution is a distribution in partial liquidation of WPC for U.S. federal income tax purposes. If the IRS successfully made such an assertion, the portion of the Distribution involving a distribution to WPC’s non-corporate stockholders may be treated as a payment in exchange for such stockholders’ WPC stock instead of as a dividend. Such treatment may result in adverse tax consequences to WPC and NLO. These taxing authorities could also ascribe a higher valuation to the NLO common shares, particularly if NLO common shares trade at prices significantly above the value ascribed to those shares by WPC in the period following the Distribution. Such a higher valuation may cause a larger reduction in the tax basis of WPC common stock held by its common stockholders or may cause such stockholders to recognize additional dividend or capital gain income. You should consult your tax advisor as to the particular tax consequences of the Distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.
Potential indemnification obligations owed to WPC pursuant to the Separation and Distribution Agreement may have a material adverse effect on our business, financial condition and results of operations.
The Separation and Distribution Agreement provides for, among other things, the principal corporate transactions required to effect the Separation and the Distribution, certain conditions to the Separation and the Distribution and provisions governing our relationship with WPC with respect to and following the Distribution. Among other things, the Separation and Distribution Agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist related to our business activities, whether incurred prior to or after the Distribution, as well as certain obligations of WPC that we will assume pursuant to the Separation and Distribution Agreement. If we are required to indemnify WPC under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities, which may have a material adverse effect on our business, financial condition and results of operations.
WPC may not be able to transfer its interests in certain properties in the Separation pursuant to certain agreements, due to the need to obtain the consent of third parties.
Certain covenants and other restrictions contained in debt agreements secured by certain of the legacy WPC properties may require WPC to obtain lender consent in order for such properties to be transferred to us in the Separation. There is no assurance that WPC will be able to obtain such consents on terms that it determines to be reasonable, or at all. Failure to obtain such consents could require WPC to retain properties subject to these consents, which may have a material adverse effect on our business, financial condition and results of operations.
After the Distribution, certain of our trustees may have actual or potential conflicts of interest because of their previous or continuing equity interests in, or positions at, WPC.
We expect that certain of our trustees will be persons who are or have served as employees or directors of WPC or who may own WPC common stock or other equity awards. Following the Distribution, even though our Board will consist of a majority of independent trustees, we expect that certain of our trustees will continue to have a financial interest in WPC common stock. Continued ownership of WPC common stock and equity awards, or service as a director and trustee at both companies, could create, or appear to create, potential conflicts of interest, which may have a material adverse effect on our business, financial condition and results of operations.
We may not achieve some or all of the expected benefits of the Separation and the Distribution, and the Separation and the Distribution may have a material adverse effect on our business, financial condition and results of operations.
We may not be able to achieve the full strategic and financial benefits expected to result from the Separation and the Distribution, or such benefits may be delayed due to a variety of circumstances, not all of which may be under our control. We may not achieve the anticipated benefits of the Separation and the Distribution for a variety of reasons, including, among others: (i) diversion of the Advisor’s attention from operating our business; (ii) disruption of our ongoing business or inconsistencies in our services, standards, controls, procedures and policies, which could adversely affect our ability to maintain relationships with tenants; (iii) increased susceptibility to market fluctuations and other adverse events following the Separation and the Distribution; and (iv) lack of diversification in our business, compared to WPC’s businesses prior to the Separation and the Distribution. Failure to achieve some or all of the benefits expected to result from the Separation and the Distribution, or a delay in realizing such benefits, may have a material adverse effect on our business, financial condition and results of operations.
Our agreements with WPC and/or certain of its subsidiaries in connection with the Separation and the Distribution involve conflicts of interest, and we may have received better terms from unaffiliated third parties than the terms we will receive in these agreements.
Because the Separation and the Distribution involve the combination and division of certain of WPC’s existing businesses into an independent company, we expect to enter into certain agreements with WPC to provide a framework for our relationship with WPC and/or certain of its subsidiaries following the Separation and the Distribution, including the Separation and Distribution Agreement, the Tax Matters Agreement, and the Advisory Agreements. The terms of these agreements will be determined while portions of our business are still owned by WPC and will be negotiated by persons who are at the time employees, officers or directors of WPC or their subsidiaries, or who expect to be employees, officers or directors of WPC following the Separation and Distribution, and, accordingly, may have conflicts of interest. For example, during the period in which the terms of those agreements will be negotiated, we will not have a Board of Trustees that will be independent of WPC. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties, which may have a material adverse effect on our business, financial condition and results of operations. For more information, see “The Separation and the Distribution – Reasons for the Separation and the Distribution.”
No vote of the WPC stockholders is required in connection with the Separation or the Distribution, so shareholder recourse is limited to divestiture.
No vote of the WPC stockholders is required in connection with the Separation and the Distribution. Accordingly, if the Distribution occurs and you do not want to receive NLO common shares in the Distribution, your only recourse will be to divest your shares of WPC common stock prior to the record date for the Distribution.

Pursuant to the Separation and Distribution Agreement, WPC will indemnify us for certain pre-Distribution liabilities and liabilities related to the legacy WPC assets. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities, or that WPC’s ability to satisfy its indemnification obligation will not be impaired in the future.
Pursuant to the Separation and Distribution Agreement, WPC will indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that WPC retains, and there can be no assurance that WPC will be able to fully satisfy its indemnification obligations to us. Moreover, even if we ultimately succeed in recovering from WPC any amounts for which we were held liable by such third parties, any indemnification received may be insufficient to fully offset the financial impact of such liabilities or we may be temporarily required to bear these losses while seeking recovery from WPC, which may have a material adverse effect on our business, financial condition and results of operations.
Substantial sales of our common shares may occur in connection with the Distribution, which could cause our share price to decline.
The common shares that WPC intends to distribute to its stockholders generally may be sold immediately in the public market. Upon completion of the Distribution, we expect that we will have an aggregate of approximately              common shares issued and outstanding, based on the number of issued and outstanding shares of WPC common stock as of the record date. NLO common shares following the Distribution will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.
Although we have no actual knowledge of any plan or intention on the part of any of our 5% or greater shareholders to sell their NLO common shares following the Distribution, it is possible that some of our large shareholders will sell our common shares that they receive in the Distribution. For example, our shareholders may sell our common shares because our concentration in office real properties, our business profile or our market capitalization as an independent company does not fit their investment objectives, or because our common shares are not included in certain indices after the Distribution. A portion of WPC common stock is held by index funds, and if we are not included in these indices at the time of the Distribution, these index funds may be required to sell our shares. The sales of significant amounts of our common shares, or the perception in the market that this may occur, may result in the lowering of the market price of our shares, which may have a material adverse effect on our business, financial condition and results of operations.
The NLO Credit Facility may limit our ability to pay dividends on our common shares, including repurchasing our common shares.
Under the credit agreement governing the NLO Credit Facility, we expect permitted dividends to include, among other things, the amount required for us to avoid the imposition of income and excise taxes. Any inability to pay dividends may negatively impact our REIT status or could cause shareholders to sell our common shares, which may have a material adverse effect on our business, financial condition and results of operations.
No market currently exists for the NLO common shares and we cannot be certain that an active trading market for our common shares will develop or be sustained after the Distribution. The combined post-Distribution value of WPC common stock and our common shares may not equal or exceed the value of WPC common stock prior to the Distribution, and the price of our common shares may be volatile or may decline.
A public market for our common shares does not currently exist. We anticipate that beginning as early as two trading days before the record date, trading of our common shares will begin on a “when-issued” basis and will continue through the Distribution Date. However, we cannot guarantee that an active trading market will develop or be sustained for our common shares after the Distribution. Nor can we predict the prices at which our common shares may trade after the Distribution. The market price of our common shares may fluctuate widely as a result of a number of factors, many of which are outside of our control. In addition, the stock market is subject to fluctuations in share prices and trading volumes that affect the market prices of the shares of many companies. These fluctuations in the stock market may adversely affect the market price of our common shares. Among the factors that could affect the market price of our common shares are:
•actual or anticipated quarterly fluctuations in our business, financial condition and operating results;
•changes in revenues or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;
•the ability of our tenants to pay rent to us and meet their other obligations to us under current lease terms;
•our ability to re-lease spaces as leases expire;
•our ability to refinance our indebtedness as it matures;
•any changes in our dividend policy;
•any future issuances of equity securities;
•strategic actions by us or our competitors, such as restructurings;
•general market conditions and, in particular, developments related to market conditions for the real estate industry; and
•domestic and international economic factors unrelated to our performance.
Additionally, we cannot assure you that the combined trading prices of WPC common stock and our common shares after the Distribution will be equal to or greater than the trading price of WPC common stock prior to the Distribution. Until the market has fully evaluated the business of WPC without the NLO Business, the price at which WPC common stock trades may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. Similarly, until the market has fully evaluated our business as a stand-alone entity, the prices at which our common shares trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The increased volatility of our share price following the Distribution may have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Our Advisor
Our success is dependent on the performance of the Advisor, and we could be adversely affected if WPC ceases managing the NLO Business on our behalf.
Our ability to achieve our divestiture objectives and to pay distributions is largely dependent upon the performance of the Advisor in the disposition of investments, the selection of tenants, the determination of any financing arrangements, the completion of our build-to-suit and development projects, and the management of our assets. We cannot guarantee that the Advisor will be able to successfully manage and achieve any potential distribution strategy.
If WPC ceases managing the NLO Business on our behalf, we would have to find a new Advisor, who may not be familiar with our company, may not provide the same level of services as the Advisor, and may charge fees that are higher than the fees we pay to the Advisor, all of which may materially adversely affect our performance and delay or otherwise negatively impact our ability to effect a disposition strategy. Also, please see the risk “We have limited independence from the Advisor and its affiliates, who may be subject to conflicts of interest” below.
We may be deterred from terminating the Advisory Agreements or engaging in certain business combination transactions.
Lenders for certain financing arrangements related to our assets may request change of control provisions in their loan documentation that would make the termination or replacement of WPC or its affiliates as the Advisor an event of default or an event triggering the immediate repayment of the full outstanding balance of the loan. If an event of default or a repayment event occurs with respect to any of our loans, our revenues and distributions to our shareholders may be adversely affected.
We have limited independence from the Advisor and its affiliates, who may be subject to conflicts of interest.
We delegate our management functions to the Advisor, for which it earns fees pursuant to the Advisory Agreements. Therefore, the Advisor and its affiliates have potential conflicts of interest in their dealings with us, including, but not limited to, in the following circumstances:
•agreements between us and the Advisor, including agreements regarding compensation, are not negotiated on an arm’s-length basis, as would occur if the agreements were with unaffiliated third parties;
•competition with WPC for investments, which are resolved by the Advisor (although the Advisor is required to use its best efforts to present a continuing and suitable investment program to us, allocation decisions present conflicts of interest, which may not be resolved in the manner most favorable to our interests);
•decisions regarding asset sales, which could impact the timing and amount of fees payable to the Advisor; and
•the negotiation or termination of the Advisory Agreements and other agreements with the Advisor and its affiliates.
Although at least a majority of our Board must be independent, we have limited independence from the Advisor due to this delegation.
Payment of fees to the Advisor will reduce cash available for distribution.
The Advisor performs services for us in connection with the management and leasing of our properties, and the administration of our other investments. Pursuant to the Advisory Agreements, asset management fees payable to the Advisor may be paid in cash. If the Advisor receives all or a portion of its fees in cash, we will pay the Advisor substantial cash fees for these services. The payment of these fees and distributions will reduce the amount of cash available for distribution to our shareholders.
The occurrence of cyber incidents, or a deficiency in the Advisor’s cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.
The occurrence of cyber incidents, or a deficiency in the Advisor’s cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.
A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources, which could be an intentional attack or an unintentional accident or error. The Advisor uses information technology and other computer resources to carry out important operational activities and to maintain our business records. With the advent of remote work environments and technologies, we face heightened cybersecurity risks as the Advisor’s employees and counterparties increasingly depend on the internet and face greater exposure to malware and phishing attacks. These heightened cybersecurity risks may increase our vulnerability to cyber-attacks and cause disruptions to our internal control procedures.
In addition, the Advisor may store or come into contact with sensitive information and data. If the Advisor or third-party service providers fail to comply with applicable privacy or data security laws in handling this information (including the General Data Protection Regulation and the California Consumer Privacy Act), we could face significant legal and financial exposure to claims of governmental agencies and parties whose privacy is compromised, including sizable fines and penalties. The Advisor has implemented processes, procedures, and controls intended to address ongoing and evolving cybersecurity risks, but these measures, as well as our increased awareness of a risk of a cyber incident, do not guarantee that our financial results will not be negatively impacted by such an incident. The primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to our relationship with our tenants, and private data exposure. A significant and extended disruption could damage our business or reputation; cause a loss of revenue; have an adverse effect on tenant relations; cause an unintended or unauthorized public disclosure; or lead to the misappropriation of proprietary, personal identifying and confidential information; all of which could result in us incurring significant expenses to address and remediate or otherwise resolve these kinds of issues. There can be no assurance that the insurance we maintain to cover some of these risks will be sufficient to cover the losses from any future breaches of our systems.
Risks Related to Our Status as a REIT
Failure to qualify as a REIT would materially and adversely affect us and the value of our common shares.
We will elect to be taxed as a REIT and believe we will operate in a manner that will allow us to qualify and to remain qualified as a REIT for U.S. federal income tax purposes commencing with the taxable year in which the Distribution occurs. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT and the statements in this information statement are not binding on the IRS or any court. Therefore, we cannot guarantee that we will qualify as a REIT or that we will remain qualified as such in the future. If we (or any of our subsidiary REITs) fail to qualify as a REIT or lose our REIT status, we (or our subsidiary REITs) will face significant tax consequences that would substantially reduce our cash available for distribution to our shareholders for each of the years involved because:
•we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to regular U.S. federal corporate income tax;
•we could be subject to increased state and local taxes; and
•unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.
Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to shareholders. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to our shareholders. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could materially and adversely affect the trading price of our common shares.
Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our common shares, requirements regarding the composition of our assets and gross income. Also, we must make distributions to shareholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “Material U.S. Federal Income Tax Consequences – Taxation of Our Company.” In addition, legislation, new regulations, administrative interpretations or court decisions may materially and adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.
Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local income, property and excise taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. In addition, our TRSs will be subject to income tax as regular corporations in the jurisdictions in which they operate.

If WPC failed to qualify as a REIT during certain periods prior to the Distribution, we would be prevented from electing to qualify as a REIT.
Under applicable Treasury Regulations, if WPC failed, or fails, to qualify as a REIT during certain periods prior to the Distribution, unless WPC’s failure were subject to relief under U.S. federal income tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which WPC failed to qualify.
If certain of our subsidiaries, including our operating company, fail to qualify as partnerships or disregarded entities for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.
One or more of our subsidiaries may be treated as a partnership or disregarded entity for federal income tax purposes and, therefore, will not be subject to federal income tax on its income. Instead, each of its partners or its member, as applicable, which may include us, will be allocated, and may be required to pay tax with respect to, such partner’s or member’s share of its income. We cannot assure you that the IRS will not challenge the status of any subsidiary partnership or limited liability company in which we own an interest as a disregarded entity or partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating any subsidiary partnership or limited liability company as an entity taxable as a corporation for federal income tax purposes, we could fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of any subsidiary partnerships or limited liability company to qualify as a disregarded entity or partnership for applicable income tax purposes could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners or members, including us.
Our ownership of TRSs is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our TRSs are not conducted on arm’s-length terms.
From time to time we may own interests in one or more TRSs. A TRS is a corporation, other than a REIT, in which a REIT directly or indirectly holds stock and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.
A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 25% of the value of our total assets may be represented by securities (including securities of TRSs), other than those securities includable in the 75% asset test, and not more than 20% of the value of our total assets may be represented by securities of TRSs. We anticipate that the aggregate value of the stock and securities of any TRS and other nonqualifying assets that we own will be less than 20% of the value of our total assets, and we will monitor the value of these investments to ensure compliance with applicable ownership limitations. In addition, we intend to structure our transactions with any TRSs that we own to ensure that they are entered into on arm’s-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the above limitations or to avoid application of the 100% excise tax discussed above.
Distribution requirements imposed by law limit our flexibility.
To maintain our status as a REIT for federal income tax purposes, we generally are required to distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, each year. We also are subject to tax at regular corporate rates to the extent that we distribute less than 100% of our taxable income (including net capital gains) each year.

In addition, we are subject to a 4% non-deductible excise tax to the extent that we fail to distribute during any calendar year at least the sum of 85% of our ordinary income for that calendar year, 95% of our capital gain net income for the calendar year, and any amount of that income that was not distributed in prior years.
We intend to make distributions to our shareholders to comply with the distribution requirements of the Code as well as to reduce our exposure to federal income taxes and the non-deductible excise tax. Differences in timing between the receipt of income and the payment of expenses to arrive at taxable income, along with the effect of required debt amortization payments, could require us to borrow funds to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.
We may pay dividends on our common shares in common shares and/or cash. Our shareholders may sell our common shares to pay tax on such dividends, placing downward pressure on the market price of our common shares.
In order to satisfy our REIT distribution requirements, we are permitted, subject to certain conditions and limitations, to make distributions that are in part payable in our common shares. Taxable shareholders receiving such distributions will be required to report dividend income as a result of such distribution for both the cash and share components of the distribution and even if we distributed no cash or only nominal amounts of cash to such shareholder.
If we make any taxable dividend payable in cash and common shares, taxable shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, shareholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a shareholder sells our shares that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the shares at the time of the sale. Furthermore, with respect to certain non-U.S. shareholders, we may be required to withhold federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in our shares. If, in any taxable dividend payable in cash and shares, a significant number of our shareholders determine to sell our shares in order to pay taxes owed on dividends, it may be viewed as economically equivalent to a dividend reduction and put downward pressure on the market price of our shares.
Legislative or other actions affecting REITs could have a negative effect on us or our investors.
The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect us or our investors, including holders of our common shares or debt securities. We cannot predict how changes in the tax laws might affect us or our investors. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT, the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.
Risks Related to an Investment in Our Common Shares
Limitations on the ownership of our common shares and other provisions of the Declaration of Trust may preclude the acquisition or change of control of our company.
Certain provisions that will be contained in the Declaration of Trust and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change of control. Provisions of the Declaration of Trust are designed to assist us in maintaining our qualification as a REIT under the Code by preventing concentrated ownership of our shares that might jeopardize REIT qualification. Among other things, unless exempted by our Board, no person may actually or constructively own more than 9.8% of the aggregate of the outstanding common shares of NLO by value or by number of shares, whichever is more restrictive, or 9.8% of the aggregate of the outstanding shares of all classes and series of our outstanding shares by value. Our Board may, in its sole discretion, grant exemptions to the share ownership limits, subject to such conditions and the receipt by our Board of certain representations and undertakings.
In addition to these ownership limits, the Declaration of Trust also prohibits any person from (a) beneficially or constructively owning, as determined by applying certain attribution rules of the Code, shares that would result in us being “closely held” under Section 856(h) of the Code, (b) transferring our shares if such transfer would result in our shares being owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), (c) beneficially or constructively owning our shares to the extent such ownership would result in us owning (directly or indirectly) an interest in a tenant if the income derived by us from that tenant for our taxable year during which such determination is being made would reasonably be expected to equal or exceed the lesser of one percent of our gross income or an amount that would cause us to fail to satisfy any of the REIT gross income requirements and (d) beneficially or constructively owning our shares that would cause us otherwise to fail to qualify as a REIT. If any transfer of our shares occurs which, if effective, would result in any person beneficially or constructively owning shares in excess, or in violation, of the above transfer or ownership limitations, (such person, a prohibited owner), then that number of shares, the beneficial or constructive ownership of which otherwise would cause such person to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares that otherwise would cause any person to violate the above limitations will be void. The prohibited owner will not benefit economically from ownership of any shares in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares held in the charitable trust.
Generally, the ownership limits imposed under the Code are based upon direct or indirect ownership by “individuals,” but only during the last half of a taxable year. The ownership limits contained in the Declaration of Trust are based upon direct or indirect ownership at any time by any “person,” which term includes entities. These ownership limitations in the Declaration of Trust are common in REIT governing documents and are intended to provide added assurance of compliance with the tax law requirements, and to minimize administrative burdens. However, the ownership limits on our common shares also might delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders.
Furthermore, under the Declaration of Trust, our Board has the authority to classify and reclassify any of our unissued shares into shares with such preferences, rights, powers and restrictions as our Board may determine. The authorization and issuance of a new class of shares could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our shareholders’ best interests, which could have a material adverse effect on our business, financial condition and results of operations.
Maryland law may limit the ability of a third party to acquire control of us.
The Maryland Business Combination Act (Title 3, Subtitle 6 of the Maryland General Corporation Law (the “MGCL”)) (the “Business Combination Act”) imposes conditions and restrictions on certain “business combinations” (including, among other transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland real estate investment trust and certain persons who beneficially own at least 10% of the corporation’s stock or affiliates of such persons (an “interested shareholder”). Unless approved in advance by the Board of Trustees of the trust, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the Board of Trustees of the trust, and (b) approved by the affirmative vote of at least (i) 80% of the trust’s outstanding shares entitled to vote and (ii) two-thirds of the trust’s outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the trust’s common shareholders receive a “fair price” (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. As permitted under Maryland law, we have elected by resolution of our Board to opt out of the foregoing provisions on business combinations. However, we cannot assure you that our Board will not opt to be subject to such provisions in the future, including opting to be subject to such provisions retroactively.
The Maryland Control Share Acquisition Act (the “MCSAA”) provides that a holder of “control shares” (defined as shares (other than shares acquired directly from us) that, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to the control shares, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding all interested shares. As permitted under Maryland law, our Bylaws contain a provision exempting any acquisition of our shares by any person from the foregoing provisions on control shares. In the event that our Bylaws are amended to modify or eliminate this provision, certain acquisitions of outstanding shares of our common shares may constitute control share acquisitions and may be subject to the MCSAA.
Until the 2027 annual meeting of shareholders, we will have a classified Board and that may reduce the likelihood of certain takeover transactions.
Following the Distribution, our Declaration of Trust will initially divide our Board into three classes. The initial terms of the first, second and third classes will expire at the first, second and third annual meetings of shareholders, respectively, held following the Distribution. Initially, shareholders will elect only one class of trustees each year. Shareholders will elect successors to trustees of the first class for a two-year term and successors to trustees of the second class for a one-year term, in each case upon the expiration of the terms of the initial trustees of each class. Commencing with the 2027 annual meeting of shareholders, each trustee shall be elected annually for a term of one year and shall hold office until the next succeeding annual meeting and until a successor is duly elected and qualifies. Until the 2027 annual meeting of the shareholders, our Board will be classified, which may reduce the possibility of certain attempts to change control of the Company, such as through a tender offer or a proxy contest, even though a change in control might be in our best interests.
Market interest rates may have an effect on the value of our common shares.
One of the factors that will influence the price of our common shares following the Distribution will be its dividend yield, or the dividend per share as a percentage of the price of our common shares, relative to market interest rates. Any further increase in market interest rates, which have been rapidly increasing, may lead prospective purchasers of our common shares to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. If market interest rates continue to increase and we are unable to increase our dividend in response, including due to an increase in borrowing costs, insufficient funds available for distribution or otherwise, investors may seek alternative investments with a higher dividend yield, which would result in selling pressure on, and a decrease in the market price of, our common shares. As a result, the price of our common shares may decrease as market interest rates increase, which may have a material adverse effect on our business, financial condition and results of operations.
The number of our common shares available for future issuance or sale could adversely affect the per share trading price of our common shares and may be dilutive to current shareholders.
The Declaration of Trust authorizes our Board to, among other things, issue additional common shares without shareholder approval. In addition, our Board has the power under the Declaration of Trust to amend the Declaration of Trust to increase (or decrease) the number of authorized shares of any class from time to time, without approval of our shareholders. We cannot predict whether future issuances or sales of our common shares, or the availability of shares for resale in the open market, will decrease the per share trading price of our common shares. The issuance of a substantial number of our common shares in the open market or the issuance of a substantial number of our common shares upon the exchange of operating company units, or the perception that such issuances might occur, could adversely affect the per share trading price of our common shares. In addition, any such issuance could dilute our existing shareholders’ interests in our company. In addition, prior to the completion of the Distribution, we intend to adopt an equity compensation plan, and we may issue our common shares or grant equity incentive awards exercisable for or convertible or exchangeable into our common shares under the plan. Future issuances of our common shares may be dilutive to existing shareholders, which may have a material adverse effect on our business, financial condition and results of operations.
Future offerings of debt securities, which would be senior to our common shares upon liquidation, or preferred equity securities which may be senior to our common shares for purposes of dividends or upon liquidation, may materially adversely affect the per share trading price of our common shares.
In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing NLO LLC to issue such debt securities), including medium-term notes, senior or subordinated notes and additional classes or series of preferred shares. Upon liquidation, holders of our debt securities and shares of preferred shares or preferred units and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution of such assets to holders of our common shares. Additionally, any convertible or exchangeable securities that we may issue in the future may have rights, preferences and privileges more favorable than those of our common shares, and may result in dilution to owners of our common shares. Holders of our common shares are not entitled to preemptive rights or other protections against dilution. Any preferred shares that we issue in the future could have a preference on liquidating distributions or a preference on dividends that could limit our ability to pay dividends to the holders of our common shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Any such future offerings may reduce the per share trading price of our common shares, which may have a material adverse effect on our business, financial condition and results of operations.
We may change our dividend policy.
Future dividends will be declared and paid at the discretion of our Board, and the amount and timing of dividends will depend upon cash generated by operating activities, our business, financial condition, results of operations, capital requirements, annual distribution requirements under the REIT provisions of the Code, and such other factors as our Board deems relevant. Our Board may change our dividend policy at any time, and there can be no assurance as to the manner in which future dividends will be paid or that the current dividend level will be maintained in future periods. Any reduction in our dividends may cause investors to seek alternative investments, which would result in selling pressure on, and a decrease in the market price of, our common shares. As a result, the price of our common shares may decrease, which may have a material adverse effect on our business, financial condition and results of operations.
We will incur increased costs as a result of operating as a public company. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could result in sanctions or other penalties that would harm our business.
Following the Distribution, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the NYSE. Our financial results historically were included within the consolidated results of WPC, and until the Distribution occurs, we have not been and will not be directly subject to reporting and other requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act. After the Distribution, we will qualify as an “emerging growth company.” For so long as we remain an emerging growth company, we will be exempt from Section 404(b) of the Sarbanes-Oxley Act, which requires auditor attestation to the effectiveness of internal control over financial reporting. We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total gross annual revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the Distribution; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We cannot predict if investors will find our common shares less attractive because we may rely on the exemptions available to us as an emerging growth company. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We will, however, be immediately subject to Section 404(a) of the Sarbanes-Oxley Act and, as of the expiration of our emerging growth company status, we will be broadly subject to enhanced reporting and other requirements under the Exchange Act and Sarbanes-Oxley Act. This will require, among other things, annual management assessments of the effectiveness of our internal control over financial reporting beginning in our second annual report filed after the Distribution and a report by our independent registered public accounting firm addressing these assessments. These and other obligations will place significant demands on the Advisor and the Advisor will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costlier. If we are unable to do this in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and our business, prospects, financial condition and results of operations could be harmed.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This information statement and other materials we and WPC have filed or will file with the SEC contain, or will contain, forward-looking statements. Certain statements that are not in the present or past tense or that discuss our expectations (including any use of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project,” “should” or similar expressions) are intended to identify such forward-looking statements, which generally are not historical in nature. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements.
Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such factors include, but are not limited to:
•WPC’s inability or failure to perform under the various transaction agreements that will be executed as part of the Separation and the Distribution;
•our lack of operating history as an independent company;
•risks associated with potentially operating our business as an UPREIT;
•risks associated with the NLO Credit Facility;
•conditions associated with the global market, including an oversupply of office space, tenant financial difficulties and general economic conditions;
•potential impacts of inflation;
•reduced demand for office space, including as a result of remote work and flexible work arrangements that allow work from remote locations other than the employer’s office premises;
•that the distribution of our common shares in the Distribution is intended to be a taxable distribution and will not qualify for tax-free treatment;
•our ability to meet mortgage debt obligations on certain of our properties;
•the availability of refinancing current debt obligations;
•the availability of additional financing;
•changes in any credit rating we may subsequently obtain;
•changes in the real estate industry and in performance of the financial markets and interest rates and our ability to effectively hedge against interest rate and exchange rate changes;
•the actual or perceived impact of global and economic conditions;
•our ability to enter into new leases or renewal leases on favorable terms;
•the potential for termination of existing leases pursuant to tenant termination rights;
•the amount, growth and relative inelasticity of our expenses;
•risks associated with the ownership and development of real property;
•risks associated with the ownership of properties located outside the United States;
•risks associated with having a classified Board;

•risks associated with the Advisor;
•risks associated with any potential future equity investments;
•risks associated with being an emerging growth company;
•the outcome of claims and litigation involving or affecting the company;
•applicable legal and regulatory changes, including those related to climate change;
•risks associated with potential dispositions of our properties;
•risks associated with the fact that our historical financial information may not be a reliable indicator of our future results;
•risks associated with achieving expected synergies or cost savings;
•risks associated with the potential volatility of our common shares; and
•other risks and uncertainties detailed from time to time in our SEC filings.
Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes.
Other factors that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties,” and “The Separation and the Distribution” contain forward-looking statements.

THE SEPARATION AND THE DISTRIBUTION
Background
Prior to the Separation and Distribution, we will initially be a wholly-owned subsidiary of WPC. Concurrently with or prior to the Distribution, 59 office properties will be separated from the remainder of WPC’s business through the Separation. Subject to the satisfaction or waiver of the conditions to the Distribution, all of the outstanding NLO common shares will be distributed pro rata to the holders of WPC common stock. The material terms of the transactions between WPC and NLO, including the Separation and Distribution Agreement, the Advisory Agreements and the amounts that are expected to be distributed by WPC in connection with the Separation were determined by consultations with members of management, external counsel and financial and tax advisors, as well as a review of precedent transactions of similar nature. These terms are intended to reflect mutually beneficial economic benefits to both WPC and NLO, to provide NLO with the operational support, capitalization and assets necessary to operate as a separate publicly traded company and to fairly compensate WPC for the assets and services being provided.
On                    , 2023, the WPC Board of Directors approved the distribution of all of the issued and outstanding NLO common shares at a ratio of share of one NLO common share for every          shares of WPC common stock held as of the close of business on the record date of                    , 2023. Following the Distribution, we and WPC will be two independent, publicly traded REITs.
It is expected that, on                    , 2023, subject to the satisfaction or waiver of all conditions to the Distribution set forth in the Separation and Distribution Agreement, each WPC common stockholder will be entitled to receive one NLO common share for every          shares of WPC common stock held at the close of business on the record date.
NLO will not distribute fractional common shares in the Distribution. Instead, all fractional shares that WPC stockholders would otherwise have been entitled to receive will be aggregated into whole shares and Computershare will cause them to be sold in the open market. We expect Computershare, acting on behalf of WPC, to take several weeks after the Distribution Date to fully distribute the aggregate net cash proceeds of these sales on a pro rata basis (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.
WPC stockholders will not be required to make any payment, surrender or exchange their WPC common stock, or take any other action to receive their NLO common shares in the Distribution. The Distribution of NLO common shares as described in this information statement is subject to the satisfaction or waiver of certain conditions, including consummation of the Separation. For a more detailed description of these conditions, please refer to the section entitled “The Separation and Distribution Agreement – Conditions to the Distribution.”
Reasons for the Separation and the Distribution
The WPC Board of Directors believes that the Separation and the Distribution are in the best interests of WPC and its stockholders for a number of reasons, including the following:
•Creates two separate companies that focus on executing distinct business strategies. The Separation and the Distribution will allow WPC’s management to focus on owning and growing its core portfolio over the long-term, while assisting NLO in maximizing value of its portfolio of office assets through operations and dispositions. We believe that our focus on our distinct portfolio and our ability to focus our strategies based on the unique characteristics of our portfolio will allow us to more effectively create value for our shareholders.
•Enhance investor transparency and better highlight WPC’s and our attributes. The Separation and the Distribution will enable current and potential investors and the financial community to evaluate NLO and WPC separately and better assess the performance and future prospects of each business. Additionally, the Separation and the Distribution will allow individual investors to better control their asset allocation decisions, providing investors the opportunity to invest in a REIT that is positioned to realize maximized value through programmatic disposition of the properties over time as the office sector recovers.
•Continue to leverage WPC’s asset management expertise. We believe WPC, as our Advisor, has the necessary capabilities, systems and experience required to successfully manage NLO, including asset management, legal, finance, and accounting. Important aspects of asset management include entering into new or modified transactions to meet the evolving needs of current tenants, re-leasing properties, credit and real estate risk analysis, building expansions and redevelopments, repositioning assets, sustainability and efficiency analysis and retrofits, and dispositions. WPC regularly engages directly with tenants and forms working relationships with their decision makers in order to provide proactive solutions and to obtain an in-depth, real-time understanding of tenant credit. Through both engagement with its own tenants and analysis of markets in which it operates, WPC establishes views on the fundamental drivers of value for its assets. Our Advisor monitors compliance by tenants with their lease obligations and other factors that could affect the financial performance of any of our real estate investments on an ongoing basis, which typically involves ensuring that each tenant has paid real estate taxes and other expenses relating to the properties it occupies and is maintaining appropriate insurance coverage. WPC also reviews financial statements of our tenants and undertakes physical inspections of the condition and maintenance. Additionally, WPC periodically analyzes each tenant’s financial condition, the industry in which each tenant operates, and each tenant’s relative strength in its industry. We believe WPC’s in-depth understanding of our tenants’ businesses and direct relationships with their management teams provides strong visibility into potential issues and opportunities. W. P Carey’s business intelligence platform provides real-time information, allowing asset managers to work with tenants to enforce lease provisions, and where appropriate, consider lease modifications.
The WPC Board of Directors also considered a number of potentially negative factors in evaluating the Separation and the Distribution, including the following:
•Assumption of certain costs and liabilities. Certain costs and liabilities of WPC will have an increased impact on us as a stand-alone company, and we and WPC will separately bear certain costs, such as the costs associated with being a public company.
•One-time costs of the Separation. Each of WPC and us will incur costs in connection with our transition to being a separate, stand-alone public company, that may include accounting, tax, legal and other professional services costs and costs to separate information systems.
•Inability to realize anticipated benefits of the Separation. We may not achieve the anticipated benefits of the Separation for a variety of reasons, including: (i) following the Separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of WPC; and (ii) following the Separation, NLO’s business will be less diversified than WPC’s businesses prior to the Separation.
•Taxability of the Distribution. The Distribution is expected to be treated as a taxable distribution to WPC common stockholders for U.S. federal income tax purposes.
The WPC Board of Directors concluded that the potential benefits of the Separation outweighed these factors. For more information, see “Risk Factors” beginning on page 25.
Ownership Structure
Structure and Formation of NLO Prior to WPC’s Distribution
We were formed as a Maryland real estate investment trust on October 21, 2022, and, until the Distribution, will be a wholly-owned subsidiary of WPC. On                    , 2023, we and WPC expect to complete the Separation to separate the Office Properties of WPC, such that ownership of WPC’s office real properties will be consolidated within us and our subsidiaries. Following the Distribution, we expect to have the corporate infrastructure in place to conduct our business as an UPREIT through our operating company, NLO LLC, who will own and operate the NLO Business and certain other assets previously owned by WPC.

Following the Separation, NLO LLC will function as our operating company. The assets and liabilities associated with the NLO Business will be held by our operating company, of which we expect to hold       % of the membership interests and one of our TRSs to hold the remaining       % membership interests.
Prior to the Separation, WPC will use commercially reasonable efforts to obtain any third-party consents required to effect the separation of assets and liabilities contemplated by the Separation and Distribution Agreement. To the extent that a party is unable to obtain a release from a guarantee or other obligation that is contemplated to be assigned to the other party, the party benefiting from the guarantee or obligation will indemnify and hold harmless the other party from any liability arising from such guarantee or obligation, and will not renew or extend the term of, increase obligations under, or transfer, the applicable obligation or liability.
The following transactions, among others, are expected to occur in advance of the Distribution:
•WPC will have taken all actions necessary to complete the Separation, including but not limited to the following steps:
◦we will have formed a new Delaware limited liability company, NLO LLC, which initially is wholly-owned by us; and
◦NLO LLC will enter into the NLO Credit Facility.
•as a result of the Separation, we will own a portfolio of 59 office properties, subject to approximately $170.4 million of existing secured property level indebtedness, based on principal balances as of March 31, 2023;
•as a result of these transactions, following the completion of the Separation, we expect to have approximately $              million in consolidated outstanding indebtedness and $            million in cash; and
•in addition to the Separation and Distribution Agreement, concurrently with or prior to the Distribution, we and WPC and/or certain of its subsidiaries will enter into the Tax Matters Agreement and the Advisory Agreements.
The Declaration of Trust provides for two classes of shares: common shares and preferred shares. Subject to satisfaction of the conditions to the Distribution, WPC will effect the distribution of NLO common shares to WPC common stockholders as of the close of business on the record date as described above under “– Background.”
The Separation and Distribution Agreement
The following discussion summarizes the material provisions of the Separation and Distribution Agreement. The Separation and Distribution Agreement sets forth, among other things, our agreements with WPC regarding the principal transactions necessary to separate us from WPC. It also sets forth other agreements that govern certain aspects of our relationship with WPC after the Distribution Date. The form of this agreement will be filed as an exhibit to the registration statement on Form 10 of which this information statement is a part.
Assumption of Liabilities
The Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of us and WPC as part of the Separation, and it provides for when and how these transfers, assumptions and assignments will occur. Pursuant to the Separation and Distribution Agreement, the Office Properties, including the material assets related thereto that exist as of or arise after the Distribution, and all liabilities related thereto will be transferred from WPC to NLO in connection with the Separation and Distribution. These assumed liabilities, transferred assets, excluded assets and excluded liabilities will be listed on exhibits to our Separation and Distribution Agreement which will be filed as an exhibit to the registration statement on Form 10 of which this information statement is a part. In particular, the Separation and Distribution Agreement provides, among other things, that subject to the terms and conditions contained therein:
•certain assets related to our business (the “NLO Assets”) will be retained by NLO or one of NLO’s subsidiaries or transferred to NLO or one of NLO’s subsidiaries, including:
◦all issued capital stock or other equity interests in subsidiaries, partnerships or similar entities that primarily relate to the NLO Business, including certain subsidiaries that currently own or shall own, prior to the Distribution, Office Properties;
◦all right, title and interest (whether as owner, mortgagee or holder of a security interest) of the properties described in the section “Business and Properties,” which shall be achieved through a combination of direct transfers of the property, or the equity interests of certain subsidiaries, partnerships or similar entities that own such properties;
◦all of the intellectual property relating to NLO’s business;
◦all contracts entered into in the name of, or expressly on behalf of, any of NLO’s business;
◦all permits used primarily in NLO’s business;
◦all books and records, wherever located, primarily related to NLO’s business;
◦all accounts receivable related to periods after the Distribution, rights, claims, demands, causes of action, judgments, decrees and rights to indemnify or contribution in favor of WPC that are primarily related to NLO’s business; and
◦other assets mutually agreed by the parties prior to the Distribution.
•certain liabilities related to NLO’s business or the NLO Assets (collectively, the “NLO Liabilities”) will be retained by or transferred to NLO or one of NLO’s subsidiaries, including:
◦the NLO Credit Facility;
◦all liabilities relating to NLO’s business;
◦all liabilities (including environmental liabilities) relating to underlying circumstances or facts existing, or events occurring, prior to the Distribution, to the extent relating to us or the NLO Assets;
◦all guarantees and indemnities in respect of any of the NLO Assets or NLO Liabilities;
◦all third-party claims to the extent relating to NLO’s business and the NLO Assets;
◦all insurance charges related to the Office Property Business and NLO Assets;
◦other liabilities mutually agreed upon by the parties prior to the Distribution; and
◦except all of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the NLO Assets and NLO Liabilities, including such assets other than the NLO Assets (the “WPC Assets”) and such liabilities other than the NLO Liabilities (the “WPC Liabilities”), will be retained by or transferred to WPC or one of its subsidiaries.
Information in this information statement with respect to the assets and liabilities of the parties following the Distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise indicates. The Separation and Distribution Agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to us or WPC, as applicable, does not occur prior to the Separation, then until such assets or liabilities can be transferred or assigned, we or WPC, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform and discharge such liabilities, for which the other party will reimburse us or WPC, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

The Distribution
The Separation and Distribution Agreement governs the rights and obligations of the parties regarding the Distribution following the completion of the Separation. On the Distribution Date, WPC will distribute to its common stockholders that held shares of WPC common stock as of the record date all of the issued and outstanding NLO common shares on a pro rata basis. No holders of units or other interests of WPC will be entitled to receive any NLO LLC units or any other form of compensation from us in connection with the Distribution (other than the $               million contribution of funds borrowed under the NLO Credit Facility described below).
Conditions to the Distribution
The Separation and Distribution Agreement provides that the Distribution is subject to the satisfaction (or waiver by WPC) of certain conditions, including:
•the consummation of the Separation;
•the execution of a credit agreement by us and the Lenders (as defined below) for, and the satisfaction of conditions to, borrowing under the NLO Credit Facility;
•the distribution of $              million of funds borrowed under the NLO Credit Facility to the partners of NLO LLC, which in turn will, directly or indirectly, contribute such funds to WPC;
•the SEC declaring effective the registration statement of which this information statement forms a part, with no stop order in effect with respect thereto, and no proceeding for such purpose pending before, or threatened by, the SEC;
•the mailing of this information statement;
•no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the related transactions shall be in effect;
•the NLO common shares to be distributed shall have been approved for listing on the NYSE, subject to official notice of distribution; and
•the execution of ancillary agreements by us and WPC and/or certain of its subsidiaries, including the Tax Matters Agreement and the Advisory Agreements.
Release of Claims
Neither party will be liable to the other for indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages, other than with respect to a third-party claim. Each of us and WPC will also release the other party and its respective directors or trustees, as applicable, officers, employees, agents and equity holders from all pre-closing liabilities related to the releasing party’s business or assets owned by such party after the Distribution, other than liabilities for any willful or intentional misconduct, fraud, gross negligence or bad faith. Neither party will make any claim against the other or such directors or trustees, as applicable, officers, employees, agents or equity holders with respect to any such liability.
Indemnification
In the Separation and Distribution Agreement, we agree to indemnify, defend and hold harmless WPC, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:
•the NLO Liabilities and our failure to pay any NLO Liabilities in accordance with their terms;
•third-party claims relating to the Office Property Business or NLO Assets;

•our breach of the Separation and Distribution Agreement or any ancillary agreement; and
•any untrue statement of material fact in the registration statement to which this information statement is a part (other than statements explicitly made by WPC, which will be limited to those specified on a schedule to the Separation and Distribution Agreement).
WPC agrees to indemnify, defend and hold harmless, us and each of our affiliates and each of our and our affiliates’ respective trustees or directors, as applicable, officers and employees from and against all liabilities relating to, arising out of or resulting from:
•all WPC Liabilities and the failure of WPC to pay any WPC Liabilities in accordance with their terms;
•third-party claims relating to the WPC Assets;
•the breach by WPC of the Separation and Distribution Agreement or any ancillary agreement; and
•any untrue statement of material fact in the registration statement to which this information statement is a part, to the extent such statement is explicitly made by WPC (which will be limited to those specified on a schedule to the Separation and Distribution Agreement).
Neither we nor WPC will be liable to the other for indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages, other than liability with respect to a third-party claim.
Dispute Resolution
The Separation and Distribution Agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between us and WPC related to the Separation or Distribution by arbitration, if they are unable to be resolved first through good-faith negotiation by the parties.
Expenses
The Separation and Distribution Agreement will contain provisions that govern our and WPC’s responsibility for costs and expenses incurred prior to the Distribution Date in connection with the Separation and the Distribution, including costs and expenses relating to transfer taxes, legal and tax counsel, financial advisors and accounting advisory work related to the Separation and the Distribution. The anticipated costs of the spin-off are expected to be approximately $            , substantially all of which will be borne by NLO. The anticipated costs will primarily relate to advisory and professional costs, financing costs including third party property reporting, transfer costs, public filing costs, and printing and other related costs.
Non-Solicit
Pursuant to the Separation and Distribution Agreement, for a period of two years after the Distribution neither we, nor any of our subsidiaries may, directly or indirectly, solicit for employment, employ or cause to leave the employ of WPC or its subsidiaries any employees of WPC or its subsidiaries, subject to exceptions for us to make general solicitations for employment not specifically directed at WPC or its subsidiaries or any of its employees, and hiring any person who responds to such solicitations or to solicit for employment, hire or employ any person referred to us by a third-party recruiter who has not been engaged for the purpose of specifically recruiting, nor been given instructions to recruit specifically, such WPC individuals. The Company does not currently expect to have any direct employees.
Segregation of Accounts
We and WPC will use commercially reasonable efforts to separate and de-link any common bank or brokerage accounts between us, and any outstanding checks issued or payments initiated as of or prior to the Distribution will be honored after the Distribution by the party then owning the account on which the check is drawn or the payment was initiated. The parties will cooperate to pay over any amounts received rightfully owed to the other party, subject to regulatory compliance.
Novation
We and WPC will use commercially reasonable efforts to obtain any consent or amendment required to novate or assign all liabilities and assets to the appropriate party, based on the separation of liabilities and assets described above. Additionally, we will use commercially reasonable efforts to have WPC and its subsidiaries removed as the guarantor or obligor (and to remove any security interest over such other party’s assets serving as collateral) with respect to any of our obligations or liabilities. To the extent the release or removal cannot be obtained, we will indemnify and hold harmless WPC and its subsidiaries from any liability arising from such guarantee or obligation, and will not renew or extend the term of, increase any obligations under, or transfer, the applicable obligation or liability.
Mortgage Debt
We will acquire properties previously owned by WPC, subject to existing mortgage debt. We will use commercially reasonable efforts to have WPC and its subsidiaries released from all debt obligations, including guarantees, relating to our properties.
Financing
As a result of these transactions, following the completion of the Separation, we expect to have approximately $               million in consolidated outstanding indebtedness and $               million in cash.
Intellectual Property
WPC shall retain all rights to intellectual property of WPC immediately prior to the Distribution, including the “W. P. Carey” name and all related intellectual property, including Internet domain names and the “WPC” ticker symbol. We shall retain all rights to the “NLO” name and all related intellectual property, including Internet domain names and the “NLO” ticker symbol.
Information Sharing
We and WPC will use commercially reasonable efforts after the Distribution to share with the other party all information relating to matters prior to the Distribution, and such other party’s assets held by the disclosing party. The parties will agree on records retention policies and will keep copies of all historic records and agreements to support future diligence and audits. The Separation and Distribution Agreement will include a customary confidentiality agreement.
Other Matters
Other matters governed by the Separation and Distribution Agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.
Amendments
No provision of the Separation and Distribution Agreement may be amended or modified except by a written instrument signed by us and WPC.
Related Agreements
Tax Matters Agreement
Concurrently with or prior to the Distribution, we, WPC and applicable subsidiaries will enter into a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of WPC and us after the Distribution with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, tax covenants, tax indemnification, cooperation and information sharing. The Tax Matters Agreement will provide that (a) NLO and applicable subsidiaries will assume liability for property, income and transfer taxes related to the NLO properties and/or entities following the Distribution, and (b) WPC will assume liability for property, income and transfer taxes related to the WPC properties and/or entities following the Distribution. Our obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of WPC and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable law for such liabilities if WPC were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant. The form of this agreement will be filed as an exhibit to the registration statement on Form 10 of which this information statement is a part.
Advisory Agreements
Concurrently with or prior to the Distribution, (i) we and               will enter into the               Advisory Agreement and (ii) we and               will enter into the               Advisory Agreement, pursuant to which the Advisor will provide us with both strategic and day-to-day management services, including property management, property disposition support, investor relations and various administrative services. We will pay asset management fees to the Advisor and will also reimburse the Advisor for certain expenses incurred in providing services to us. The form of this agreement will be filed as an exhibit to the registration statement on Form 10 of which this information statement is a part. For more information regarding the Advisory Agreements, see “Management – Advisory Agreements.”
When and How You Will Receive the Distribution
WPC expects to distribute NLO common shares on                    , 2023, the Distribution Date, to all holders of shares of outstanding WPC common stock as of the close of business on the record date. Computershare currently serves as the transfer agent and registrar for WPC common stock and will serve as the distribution agent in connection with the Distribution. Thereafter, Computershare will serve as the transfer agent and registrar for NLO common shares. If you own shares of WPC common stock as of the close of business on the record date, the NLO common shares, as applicable, that you are entitled to receive in the Distribution will be issued in book-entry form, as of the Distribution Date. If you are a registered holder, Computershare will then mail you a direct registration account statement that reflects your NLO common shares, as applicable. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Book-entry form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this Distribution. If you sell shares of WPC common stock in the “regular-way” market up to and including the Distribution Date, you will be selling your right to receive NLO common shares on such shares of WPC common stock in the Distribution.
Commencing on or shortly after the Distribution Date, if you are the registered holder, and your shares are recorded with Computershare, they will mail to you an account statement that indicates the number of NLO common shares that have been registered in book-entry form in your name.
WPC stockholders who hold their shares of WPC common stock through a bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold shares of WPC common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the NLO common shares, as applicable, that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.
Transferability of Shares You Receive
NLO common shares distributed in connection with the Distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us, which may include certain of our executive officers, trustee or principal shareholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act.

Our affiliates will be permitted to sell our common shares only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.
The Number of NLO Common Shares You Will Receive
For every               shares of WPC common stock that you own as of the close of business on                    , 2023, the expected record date for the Distribution, you will receive one NLO common share.
Results of the Distribution
After the Distribution, we will be an independent, publicly traded REIT. The actual number of shares to be distributed will be determined at the close of business on the record date for the Distribution, and will reflect any exercise of WPC stock options between the date the WPC Board of Directors declares the Distribution and the record date for the Distribution. The Distribution will not affect the number of outstanding shares of WPC common stock or any rights of WPC common stockholders.
Concurrently with or prior to the Distribution, we will enter into the Separation and Distribution Agreement with WPC and will enter into other agreements with WPC concurrently with or prior to the Distribution to effect the Separation and the Distribution. These agreements will provide a framework for our relationship with WPC after the Separation and the Distribution.
Additionally, these agreements will allocate between us and WPC the assets, liabilities and obligations of WPC (including intellectual property, and tax-related assets and liabilities) that are attributable to periods prior to the Distribution. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions.”
Market for NLO Common Shares
There is currently no public trading market for NLO common shares. We expect to have our common shares authorized for listing on the NYSE under the symbol “NLO.” We have not and will not set the initial price of our common shares. The initial price will be established by the public markets. We cannot predict the price at which our common shares will trade after the Distribution. In fact, the combined trading prices, after the Distribution, of the NLO common shares that each WPC stockholder will receive in the Distribution and the WPC common stock held at the record date may not equal the “regular-way” trading price of a share of WPC stock immediately prior to the Distribution. The price at which NLO common shares trade may fluctuate significantly, particularly until an orderly public market develops. Trading prices for NLO common shares will be determined in the public markets and may be influenced by many factors.
Trading Before the Distribution Date
Beginning as early as two trading days before the record date and continuing up to and including the Distribution Date, WPC expects that there will be two markets for shares of WPC common stock: a “regular-way” market and an “ex-distribution” market. Shares of WPC common stock that trade on the “regular-way” market will trade with an entitlement to NLO common shares distributed in the Distribution. Shares of WPC common stock that trade on the “ex-distribution” market will trade without an entitlement to NLO common shares distributed pursuant to the Distribution. Therefore, if you sell your shares of WPC common stock in the “regular-way” market up to and including through the Distribution Date, you will be selling your right to receive NLO common shares in the Distribution. If you own shares of WPC common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the Distribution Date, you will receive the NLO common shares that you are entitled to receive pursuant to your ownership of shares of WPC common stock as of the record date.
Furthermore, beginning as early as two trading days before the record date and continuing up to and including the Distribution Date, NLO expects that there will be a “when-issued” market for its common shares. “When-issued” trading refers to a sale or purchase made conditionally, because the security has been authorized but not yet issued.

The “when-issued” trading market will be a market for NLO common shares that will be distributed to holders of WPC common stock on the Distribution Date. If you owned shares of WPC common stock at the close of business on the record date, you would be entitled to NLO common shares distributed pursuant to the Distribution. With respect to WPC stockholders, you may trade this entitlement to NLO common shares, without the WPC common stock you own, on the “when-issued” market. On the first trading day following the Distribution Date, “when-issued” trading with respect to NLO common shares will end, and “regular-way” trading will begin. You should consult your bank, broker, nominee or other advisor before selling your shares to be sure you understand the effects of the NYSE trading procedures described above.
Conditions to the Distribution
NLO has announced that the Distribution is expected to be effective at 12:01 a.m., Eastern time, on                    , 2023, which is the expected Distribution Date, provided that certain conditions shall have been satisfied (or waived by WPC in its sole discretion), including:
•the consummation of the Separation;
•the SEC declaring effective the registration statement of which this information statement forms a part, with no stop order in effect with respect thereto, and no proceeding for such purpose pending before, or threatened by, the SEC;
•the mailing of this information statement;
•no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the related transactions shall be in effect;
•the NLO common shares to be distributed shall have been accepted for listing on the NYSE, subject to official notice of distribution; and
•the execution of ancillary agreements by WPC and/or certain of its subsidiaries and NLO, including the Tax Matters Agreement and the Advisory Agreements.
WPC does not intend to notify its stockholders of any modifications to the terms of the Separation or the Distribution that, in the judgment of its board of directors (or officers insofar as permitted by its board of directors), are not material. The WPC Board of Directors might, however, consider material, for example, significant changes to the Distribution Ratio, or to the assets to be contributed or the liabilities to be assumed in the Separation. To the extent that the WPC Board of Directors determines that any modifications by WPC materially change the material terms of the Distribution, WPC will notify WPC stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION
The following is a summary of U.S. federal income tax consequences generally applicable to the Distribution. For purposes of this section under this heading “Certain U.S. Federal Income Tax Consequences of the Distribution”: (i) references to “NLO,” “we,” “our” and “us” mean only NLO and not its subsidiaries or other lower-tier entities, except as otherwise indicated; and (ii) references to WPC refer to W. P. Carey, Inc. and not its subsidiaries, except as otherwise indicated.
The information in this summary is based on: the Code; current, temporary and proposed regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”); the legislative history of the Code; current administrative interpretations and practices of the IRS; and court decisions; all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that WPC, NLO, and their respective subsidiaries and affiliated entities will operate in accordance with their applicable organizational documents or partnership agreements and the agreements and other documents applicable to the Distribution. This summary is for general information only and is not legal or tax advice. The Code provisions applicable to the Distribution are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof.
Moreover, this summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:
•financial institutions;
•insurance companies;
•broker-dealers;
•regulated investment companies;
•partnerships and trusts;
•persons who hold our shares on behalf of another person as a nominee;
•persons who receive our shares through the exercise of employee stock options or otherwise as compensation;
•persons holding our shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
•and, except to the extent discussed below:
•tax-exempt organizations; and
•foreign investors.
This summary assumes that investors will hold their WPC common stock and NLO common shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary also assumes that investors will hold their WPC common stock at all times from the record date through the Distribution Date. Special rules may apply to determine the tax consequences to an investor that purchases or sells WPC common stock between the record date and the Distribution Date. You are urged to consult your tax advisor regarding the consequences to you of any such sale.

For purposes of this discussion under this heading “Certain U.S. Federal Income Tax Consequences of the Distribution,” a “U.S. stockholder” is a stockholder of WPC that is for U.S. federal income tax purposes:
•a citizen or resident of the United States;
•a corporation created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;
•an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.
A “Non-U.S. stockholder” is a stockholder of WPC that is neither a U.S. stockholder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds WPC stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the Distribution.
The U.S. federal income tax treatment of the Distribution depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of the Distribution to any particular stockholder of WPC will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you of the Distribution in light of your particular investment or tax circumstances.
Treatment of the Distribution in General
The Distribution is intended to be a taxable distribution to WPC stockholders. Accordingly, each WPC stockholder will be treated as receiving an amount equal to the fair market value of the NLO common shares received by such stockholder (and cash received in lieu of fractional shares of NLO, as described below) pursuant to the Distribution, determined as of the date of the Distribution. We refer to such amount as the “Distribution Amount.” The tax consequences of the Distribution to WPC’s stockholders are thus generally the same as the tax consequences of WPC’s cash distributions. The discussion below describes the U.S. federal income tax consequences to a U.S. stockholder, a non-U.S. stockholder and a tax-exempt holder of WPC common stock upon receipt of NLO shares pursuant to the Distribution.
Although WPC intends to take the position that the Distribution does not constitute a partial liquidation for U.S. federal income tax purposes, this position is not binding on the IRS or any other tax authority. These tax authorities could assert that the Distribution is a distribution in partial liquidation of WPC for U.S. federal income tax purposes. If the IRS successfully made such an assertion, the portion of the Distribution involving a distribution to WPC’s non-corporate stockholders may be treated as a payment in exchange for such stockholders’ WPC stock instead of as a dividend.
Although WPC will ascribe a value to the NLO common shares in the Distribution for tax purposes, this valuation will not be binding on the United States Internal Revenue Service (the “IRS”) or any other taxing authority. These taxing authorities could also ascribe a higher valuation to the NLO common shares, particularly if NLO common shares trade at prices significantly above the value ascribed to those shares by WPC in the period following the Distribution. Such a higher valuation may affect the Distribution Amount and may cause a larger reduction in the tax basis of WPC common stock held by its common shareholders or may cause such shareholders to recognize additional dividend or capital gain income.
The Distribution will also be a taxable transaction for WPC. WPC generally will recognize any net gain, based on the difference between its tax basis in the NLO common shares and the fair market value of the NLO shares, each as of the Distribution Date. Alternatively, WPC and NLO may make a joint election under Section 336(e) of the Code, in which case WPC generally would not recognize gain upon the Distribution of NLO shares and, instead would recognize income or gain as a result of the election. WPC expects that its earnings and profits will be increased as a result of any income or gain recognized in connection with the Distribution, which may increase the portion of the Distribution Amount treated as dividend income to U.S. stockholders, as described below.
Any cash received by a U.S. stockholder in lieu of a fractional share of NLO common shares will be treated as if such fractional share had been (i) received by the stockholder as part of the spin-off and then (ii) sold by such stockholder, via the distribution agent, for the amount of cash received. As described below, the basis of the fractional share deemed received by a U.S. stockholder will equal the fair market value of such share on the date of the Distribution, and the amount paid in lieu of a fractional share will be net of the distribution agent’s brokerage fees.
Tax Basis and Holding Period of NLO Common Shares Received by Holders of WPC Common Stock
A WPC stockholder’s tax basis in NLO common shares received in the Distribution generally will equal the fair market value of such shares on the Distribution Date, and the holding period for such shares will begin the day after the Distribution Date.
Tax Treatment of the Distribution to U.S. Stockholders of WPC’s Common Stock
The following discussion describes the U.S. federal income tax consequences to a U.S. stockholder upon the receipt of NLO common shares in the Distribution.
Ordinary Dividends. The portion of the Distribution Amount received by a U.S. stockholder that is payable out of WPC’s current or accumulated earnings and profits and that is not designated by WPC as a capital gain dividend will generally be taken into account by such U.S. stockholder as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends paid by WPC are not eligible for taxation at the preferential income tax rates for qualified dividends received by U.S. stockholders that are individuals, trusts, and estates from taxable C corporations. Such U.S. stockholders, however, are taxed at the preferential rates on dividends designated by and received from a REIT such as WPC to the extent that the dividends are attributable to:
•income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);
•dividends received by the REIT from TRSs or other taxable C corporations; or
•income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).
WPC’s current earnings and profits are measured as of the end of the tax year and are generally allocated to all distributions made during such tax year on a pro rata basis. As a result, a proportionate part of WPC’s current earnings and profits for the entire taxable year of WPC in which the Distribution occurs (including income and gain recognized by WPC in connection with the Distribution, and other property sales and taxable transactions occurring during the taxable year) will be allocated to the Distribution. That proportionate part will be treated as dividend income even for a stockholder of record that has not held its WPC stock for the entire taxable year of WPC in which the Distribution occurs. Thus, a stockholder that does not hold its WPC common stock for the entire taxable year of WPC in which the Distribution occurs may be allocated a disproportionate amount of ordinary income attributable to WPC’s current earnings and profits as a result of the Distribution.
In addition, for taxable years that begin before January 1, 2026, stockholders that are individuals, trusts or estates are generally entitled to a deduction equal to 20% of the aggregate amount of ordinary income dividends received from a REIT (not including capital gain dividends, as described below, or dividends eligible for reduced rates applicable to qualified dividend income, as described above), subject to certain limitations.

Non-Dividend Distributions. If a distribution (including the Distribution Amount with respect to the Distribution) to a WPC U.S. stockholder exceeds such stockholder’s ratable share of WPC’s current and accumulated earnings and profits, the distribution will generally represent a return of capital and will not be taxable to such stockholder to the extent that the amount of such distribution does not exceed the adjusted basis of the holder’s WPC shares in respect of which the distribution was made. Rather, the distribution will reduce the adjusted basis of the holder’s shares in WPC. To the extent that such distribution exceeds the adjusted basis of a U.S. stockholder’s WPC shares, the holder generally must include such distribution in income as long-term capital gain, or short-term capital gain if the holder’s WPC shares have been held for one year or less.
Capital Gain Dividends. A distribution that WPC designates as a capital gain dividend will generally be taxed to U.S. stockholders as long-term capital gain, to the extent that such distribution does not exceed WPC’s actual net capital gain for the taxable year, without regard to the period for which the holder that receives such distribution has held its WPC stock. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum federal rates in the case of U.S. stockholders that are individuals, trusts, and estates, and ordinary income rates in the case of stockholders that are corporations.
Tax Treatment of the Distribution to Tax-Exempt U.S. Stockholders of WPC’s Common Stock
Tax-exempt entities, including qualified employee pension and profit-sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt holder has not held WPC stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt holder), and (2) such WPC stock is not otherwise used in an unrelated trade or business, the Distribution generally should not give rise to UBTI to a tax-exempt holder.
Tax-exempt holders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), or (c)(17) of the Code are subject to different UBTI rules, which will generally require such stockholders to characterize the Distribution Amount to such holders as UBTI.
In certain circumstances, a pension trust that owns more than 10% of WPC’s stock could be required to treat a percentage of any portion of the Distribution Amount treated as a dividend as UBTI, if WPC is a “pension-held REIT.” WPC generally will not be a pension-held REIT unless (1) it is required to “look through” one or more of its pension stockholders in order to satisfy certain REIT requirements and (2) either (i) one pension trust owns more than 25% of the value of WPC’s stock, or (ii) a group of pension trusts, each individually holding more than 10% of the value of WPC’s stock, collectively owns more than 50% of WPC’s stock. Certain restrictions on ownership and transfer of WPC’s stock should generally prevent a tax-exempt entity from owning more than 10% of the value of WPC’s stock, and should generally prevent WPC from becoming a pension-held REIT.
Tax Treatment of the Distribution to Non-U.S. Stockholders of WPC’s Common Stock
The following discussion describes the U.S. federal income tax consequences to a Non-U.S. stockholder upon the receipt of NLO common shares in the Distribution.
Ordinary Dividends. The portion of the Distribution Amount received by a Non-U.S. stockholder that is (1) payable out of WPC’s earnings and profits, (2) not attributable to WPC’s capital gains, and (3) not effectively connected with a U.S. trade or business of the Non-U.S. stockholder, will be treated as a dividend that is subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.
In general, Non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of WPC stock. In cases where the dividend income from a Non-U.S. stockholder’s investment in WPC stock is, or is treated as, effectively connected with the Non-U.S. stockholder’s conduct of a U.S. trade or business, the Non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the Non-U.S. stockholder. The income may also be subject to the 30% (or such lower rate as may be specified by an applicable income tax treaty) branch profits tax in the case of a Non-U.S. stockholder that is a corporation.
Non-Dividend Distributions. Unless WPC’s stock constitutes a U.S. real property interest (“USRPI”), the Distribution Amount, to the extent not made out of WPC’s earnings and profits, will not be subject to U.S. income tax. If WPC cannot determine at the time of the Distribution whether or not the Distribution Amount will exceed WPC’s current and accumulated earnings and profits, WPC or the applicable withholding agent is expected to withhold on the Distributions (including any cash in lieu of fractional shares of NLO) at the rate applicable to ordinary dividends, as described above.
If WPC’s stock constitutes a USRPI, as described below, distributions that it makes in excess of the sum of (a) the stockholder’s allocable share of WPC’s earnings and profits, plus (b) the stockholder’s basis in its WPC stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) in the same manner as if the WPC stock had been sold, and the collection of the tax would be enforced by a refundable withholding tax at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of WPC’s earnings and profits. In such situations, the Non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment and same tax rates as a U.S. stockholder with respect to such excess, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals.
Subject to certain exceptions discussed below, WPC’s stock will be treated as a USRPI if, at any time during a prescribed testing period, 50% or more of its assets consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of WPC’s assets will consist of USRPIs. Even if the foregoing 50% test is met, however, WPC’s stock nonetheless will not constitute a USRPI if WPC is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of the value of which is held directly or indirectly by Non-U.S. stockholders at all times during a specified testing period (after applying certain presumptions regarding the ownership of WPC stock, as described in the Code). Although it is anticipated that WPC will be a domestically controlled qualified investment entity, and that a distribution with respect to WPC’s stock in excess of WPC’s earnings and profits will not be subject to taxation under FIRPTA, no assurance can be given that WPC is or will remain a domestically controlled qualified investment entity.
In the event that WPC is not a domestically controlled qualified investment entity, but its stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, a distribution to a Non-U.S. stockholder nonetheless would not be subject to tax under FIRPTA; provided that the Non-U.S. stockholder held 10% or less of WPC’s stock at all times during a specified testing period. It is anticipated that WPC’s stock will be regularly traded.
Gain in respect of a non-dividend distribution that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. stockholder in two cases: (1) if the Non-U.S. stockholder’s investment in WPC stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. stockholder, the Non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the Non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other requirements are met, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.
Capital Gain Dividends. Under FIRPTA, a dividend that WPC makes to a Non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs that WPC held directly or through pass-through subsidiaries (such gains, “USRPI Capital Gains”), will, except as described below, be considered effectively connected with a U.S. trade or business of the Non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations. WPC will be required to withhold tax equal to 15% of the maximum amount that could have been designated as a USRPI capital gain dividend. Distributions subject to FIRPTA may also be subject to a

30% branch profits tax in the hands of a Non-U.S. stockholder that is a corporation. A distribution is not a USRPI capital gain dividend if WPC held an interest in the underlying asset solely as a creditor.
In addition, if a Non-U.S. stockholder owning more than 10% of WPC common stock disposes of such stock during the 30-day period preceding the ex-dividend date of any dividend payment by WPC, and such Non-U.S. stockholder acquires or enters into a contract or option to acquire WPC common stock within 61 days of the first day of such 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as USRPI capital gain to such Non-U.S. stockholder under FIRPTA, then such Non-U.S. stockholder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.
Capital gain dividends received by a Non-U.S. stockholder that are attributable to dispositions of WPC’s assets other than USRPIs are not subject to U.S. federal income tax, unless (1) the gain is effectively connected with the Non-U.S. stockholder’s U.S. trade or business, in which case the Non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, or (2) the Non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other requirements are met, in which case the Non-U.S. stockholder will incur a 30% tax on his capital gains.
A dividend that would otherwise have been treated as a USRPI capital gain dividend will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as ordinary income dividends (discussed above); provided that (1) the dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient Non-U.S. stockholder does not own, actually or constructively more than 10% of that class of stock at any time during the year ending on the date on which the dividend is received. WPC anticipates that its stock will be “regularly traded” on an established securities exchange.
Special FIRPTA Rules. FIRPTA contains special rules that provide exemptions from FIRPTA and otherwise modify the application of the foregoing FIRPTA rules for particular types of non-U.S. investors, including “qualified foreign pension funds” and their wholly-owned foreign subsidiaries and certain widely held, publicly traded “qualified collective investment vehicles.”
Withholding of Amounts Distributable to Non-U.S. Holders in the Spin-off. If withholding is required on any amounts otherwise distributable to a Non-U.S. stockholder in the Distribution, WPC or other applicable withholding agents may collect the amount required to be withheld by converting to cash for remittance to the IRS a sufficient portion of NLO common shares that such Non-U.S. stockholder may otherwise receive or would withhold from other property held in the Non-U.S. stockholder’s account with the withholding agent, and such holder may bear brokerage or other costs for this withholding procedure. A Non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the amounts withheld exceeded the holder’s U.S. tax liability for the year in which the Distribution occurred.
Backup Withholding Tax and Information Reporting
U.S. Holders. A U.S. stockholder may be subject to information reporting and backup withholding with respect to the Distribution. Certain U.S. stockholders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. stockholder will be subject to backup withholding if such holder is not otherwise exempt and:
•the holder fails to furnish the holder’s taxpayer or identification number, which for an individual is ordinarily his or her social security number;
•the holder furnishes an incorrect taxpayer identification number;
•the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. stockholders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Non-U.S. Holders. The distribution of NLO common shares generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI, or other applicable IRS Form W-8, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on WPC’s common stock paid to the non-U.S. stockholder, regardless of whether any tax was actually withheld. In addition, proceeds of a sale of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a sale of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. stockholder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on any portion of the Distribution Amount that is treated as a dividend and that is paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Holders should consult their tax advisors regarding the potential application of withholding under FATCA to the Distribution.
Time for Determination of the Tax Consequences of the Distribution
The tax consequences of the Distribution will be affected by a number of facts that are yet to be determined, including WPC’s final earnings and profits for 2023 (including as a result of the income and gain WPC recognizes in connection with the Distribution), the fair market value of NLO common shares on the Distribution Date and the extent to which WPC recognizes gain on the sales of USRPIs or other capital assets. Thus, a definitive calculation of the U.S. federal income tax consequences of the Distribution will not be possible until after the end of the 2023 calendar year. WPC will provide its stockholders with tax information on an IRS Form 1099-DIV, informing them of the character of distributions made during the taxable year, including the Distribution.

MANAGEMENT COMPENSATION
The following table sets forth the type and, to the extent possible, estimates of the amounts of all fees, compensation, income, partnership distributions and other payments that the Advisor and their affiliates will be entitled to receive in connection with its service as an Advisor, including under the Advisory Agreements. These payments will result from non-arm’s-length bargaining. For more information, see “Conflicts of Interest.” The estimated amounts of fees listed in the following table are based on the assumptions that              .

Entity Receiving Compensation and Type of Compensation	Form and Method of Compensation	Estimated Amount
All fees and expenses payable are subject to
Advisor — Administrative Expense Reimbursement
Advisor — Asset Management Fee
Advisor — Interest on Loans
Independent Trustees — Compensation

CONFLICTS OF INTEREST
There are various conflicts of interest in the operation of our business. The independent trustees have an obligation to function on our behalf in all situations in which a conflict of interest arises and have a fiduciary obligation to act on behalf of the our shareholders. Possible conflicts of interest include the following:
•Agreements between the Advisor, affiliates of the Advisor or entities managed by the Advisor and us are not arm’s-length agreements. Agreements and arrangements between the Advisor or its affiliates and us will not be the result of arm’s-length negotiations. In addition, as a result of the fact that we and the Advisor have some common management, our Board may encounter conflicts of interest in enforcing our rights against the Advisor in the event of a default by, or disagreement with, the Advisor, or in invoking powers, rights or options pursuant to any agreement between the Advisor and us. In making such determinations, our trustees will use their judgment and may, but are not required to, retain the services of advisors, professional service providers or other third parties to assist them. We may enter into transactions with the other entities that are managed by the Advisor or WPC.
•We delegate our management functions to the Advisor and its affiliates. We delegate our management functions to the Advisor, for which it earns fees pursuant to the Advisory Agreements. Although at least a majority of our Board must be independent, because the Advisor earns fees from us, we have limited independence from the Advisor. This limited independence may exacerbate the conflicts of interest described in this section by giving the Advisor and WPC substantial control over us while having different economic incentives than our shareholders.
•Most of our officers and certain of our trustees have ownership interests in WPC. Most of our officers and certain of our trustees own shares in WPC, which is the parent company of the Advisor. These ownership interests may result in conflicts by creating an incentive for members of our management to make decisions or enter into transactions on our behalf, that may be beneficial to WPC and not necessarily beneficial to us. Please see “Security Ownership of Certain Beneficial Owners and Management” for more information.
•We may enter into transactions with or take loans from the Advisor or its affiliates. We may borrow funds from the Advisor or its affiliates if doing so is consistent with our objectives and policies and if other conditions are met. We may borrow funds from the Advisor or its affiliates to facilitate refinancings if we are unable to obtain a permanent loan at that time or, in the judgment of the Board, it is not in our best interest to obtain a permanent loan at the interest rates then prevailing and the Board has reason to believe that we will be able to obtain a permanent loan on or prior to the end of the loan term provided by WPC or its affiliates.
•The Advisor and its affiliates are engaged in or will engage in additional management, investment or disposition activities that have and may have in the future overlapping objectives with us. In addition, the Advisor and its affiliates do invest, and may establish other investment vehicles that will invest in, commercial real estate-related assets. The Advisor may face conflicts of interest in allocating investment, purchase and sale, leasing and financing opportunities among WPC or its affiliates and other entities that it advises. These conflicts may be affected by variations in the economic benefits to the Advisor and such entities from different allocations of such opportunities. All such conflicts of interest will be resolved by the Advisor in its sole discretion. The Advisor will use its best efforts to present suitable buyers, tenants or investment opportunities (if any) to us consistent with our procedures, objectives and policies. However, the Advisor’s decisions as to the allocation of these opportunities may present conflicts of interest, which may not be resolved in the manner that is favorable to our interests. If the Advisor or any of its affiliates is presented with a potential investment in an asset that might be made by WPC or by one or more investment entity that it advises or manages, the decision as to the suitability of the asset for investment by a particular entity will be made by the Advisor in its sole discretion based upon a variety of commercial and economic factors. Similarly, if the Advisor or any of its affiliates, or one or more investment entity that it advises or manages, is competing for the same or similar buyers or tenants as NLO, the decision as to the strategy with respect such business opportunities, and the decision to pursue transactions with such entities will be made by the Advisor in its sole discretion based upon a variety of commercial factors.
•There may be competition from the Advisor and its affiliates for the time and services of our officers and trustees. We depend on our trustees and the Advisor for our operations and for the operation and disposition of our investments. The Advisor has entered into the Advisory Agreements with us pursuant to which it will perform certain functions relating to our day-to-day management. For more information, see “The Separation and the Distribution – Related Agreements” and “Management – Advisory Agreements.” The Advisor and its affiliates may be performing similar services for other REITs, partnerships or other investment entities offered or managed in the future by affiliates of the Advisor. The Advisor and its affiliates will devote the time to our affairs as they, within their sole discretion, exercised in good faith, determine to be necessary for our benefit and that of our shareholders. Neither the Advisor, WPC nor any of their affiliates are restricted from acting as general partner, advisor, underwriter, selling agent in public or private offerings of securities in REITs, real estate partnerships or other entities which may have objectives similar to ours and which are sponsored by affiliated or non-affiliated persons.
•Our UPREIT Structure. Our trustees have duties to us and to our shareholders under Maryland law in connection with their management of us. At the same time, we, as managing member, have fiduciary duties under Delaware law to our operating company and to the members in connection with the management of our operating company. Our duties as managing member to our operating company and its partners may come into conflict with the duties of our trustees and officers to us and to our shareholders. Under Delaware law, a managing member of a Delaware limited liability company owes its members the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the operating company’s operating agreement. The operating agreement of our operating company provides that for so long as we own a controlling interest in our operating company, any conflict that cannot be resolved in a manner not adverse to either our shareholders or the members will be resolved in favor of our shareholders.
Additionally, the operating agreement expressly limits our liability by providing that we and our officers, trustees, and designees will not be liable or accountable to our operating company for losses sustained, liabilities incurred or benefits not derived if we acted in good faith. In addition, our operating company is required to indemnify us and our officers, trustees and designees to the extent permitted by applicable law from and against any and all claims arising from operations of our operating company, unless it is established that (1) the act or omission was committed in bad faith, was fraudulent or was the result of active and deliberate dishonesty; (2) the indemnified party actually received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. These limitations on liability do not supersede the indemnification provisions of the Declaration of Trust.

DIVIDEND POLICY
We are a newly formed company that has not commenced operations, and as a result, we have not paid any dividends as of the date of this information statement. We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year in which the Distribution occurs. We intend to make distributions to our shareholders to satisfy the requirements to qualify as a REIT. To qualify as a REIT, we must annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. Please refer to “Material U.S. Federal Income Tax Consequences – Material U.S. Federal Income Tax Considerations Regarding NLO’s Taxation as a REIT.”
We cannot assure you that our dividend policy will remain the same in the future, or that any estimated dividends will be paid or sustained. Dividends paid by us will be authorized and determined by our Board, in its sole discretion, out of legally available funds, and will be dependent upon a number of factors, including restrictions under applicable law, actual and projected financial condition, liquidity, funds from operations and results of operations, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, the annual REIT distribution requirements and such other factors as our Board deems relevant. For more information regarding risk factors that could materially and adversely affect our ability to pay dividends, see “Risk Factors” beginning on page 25.
Our dividends may be funded from a variety of sources, including cash flows from operations and disposition proceeds. To the extent that our funds available for distribution are less than the amount we must distribute to our shareholders to satisfy the requirements to qualify as a REIT, we may consider declaring taxable dividends that are paid in our common shares or other various means to cover any such shortfall, including distributions in shares, borrowing under our anticipated NLO Credit Facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from future offerings of equity, equity-related securities or debt securities. In addition, the Declaration of Trust allows us to issue shares of preferred equity that could have a preference on dividends, and if we do, the dividend preference on the preferred equity could limit our ability to pay dividends to the holders of our common shares.
For a discussion of the tax treatment of distributions to holders of our common shares, please refer to “Material U.S. Federal Income Tax Consequences – Material U.S. Federal Income Tax Considerations Regarding NLO’s Taxation as a REIT – Material U.S. Federal Income Tax Consequences to Holders of Our Common Shares.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of the historical results of operations and liquidity and capital resources of NLO Predecessor (as defined below), which do not represent the historical results of operations and liquidity and capital resources of a legal entity, but rather a combination of entities under common control that have been “carved-out” of WPC’s consolidated financial statements and presented on a combined basis, in each case, in accordance with GAAP, which, collectively, is NLO’s predecessor (the “NLO Predecessor”). The following discussion should be read in conjunction with “Business and Properties” and the Company’s historical audited combined financial statements and related notes thereto, in each case, included elsewhere in this Information Statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please refer to “Risk Factors,” beginning on page 25 and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. For purposes of this section, references to “we,” “us,” “NLO,” and the “Company” refer to, for periods prior to completion of the Distribution, the NLO Predecessor, and for periods after the completion of the Distribution, NLO Business.
The audited combined financial statements, and the discussion of the NLO Business set forth in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflect a portfolio of 59 properties.
The Separation and Distribution
Prior to the Separation and Distribution, we will be a wholly-owned subsidiary of WPC. Following the Separation and the Distribution, we will be a Maryland real estate investment trust, externally managed and advised by wholly-owned affiliates of WPC, with a portfolio of 59 office properties comprising approximately 9.2 million total leasable square feet. It is expected that, on           , 2023, subject to the satisfaction or waiver of all conditions to the Distribution set forth in the Separation and Distribution Agreement, each WPC common stockholder will be entitled to receive one NLO common share for every           shares of WPC common stock held at the close of business on the record date. For more information, see “The Separation and the Distribution,” “Management – Advisory Agreements,” and “Certain Relationships and Related Person Transactions – Agreements with WPC and its Subsidiaries.”
Basis of Presentation
The historical results of operations and liquidity and capital resources of NLO Predecessor do not represent the historical results of operations and liquidity and capital resources of a legal entity, but rather a combination of entities under common control that have been “carved-out” of WPC’s consolidated financial statements and presented on a combined basis, in each case, in accordance with GAAP. Intercompany transactions and balances have been eliminated in combination. The preparation of the audited combined financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the audited combined financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
The audited combined financial statements reflect the revenues and direct expenses of the NLO Predecessor and include material assets and liabilities of WPC that are specifically attributable to the NLO Predecessor. NLO Predecessor equity in the audited combined financial statements represents the excess of total assets over total liabilities. Predecessor equity is impacted by contributions from and distributions to WPC, which are the result of treasury activities and net funding provided by or distributed to WPC prior to the Separation, as well as the allocated costs and expenses.
The audited combined financial statements also include an allocation of indirect costs and expenses incurred by WPC related to the NLO Predecessor, primarily consisting of compensation and other general and administrative costs using the relative percentage of property revenue of the NLO Predecessor and WPC management’s knowledge of the NLO Predecessor. In addition, the audited combined financial statements reflect allocation of interest expense from WPC unsecured debt, excluding debt that is specifically attributable to the NLO Predecessor; interest expense was allocated by calculating the unencumbered net investment in real estate of each property held by the NLO Predecessor as a percentage of WPC’s total consolidated unencumbered net investment in real estate and multiplying that percentage by the interest expense on WPC unsecured debt. The amounts allocated in the accompanying audited combined financial statements are not necessarily indicative of the actual amount of such indirect expenses that would have been recorded had the NLO Predecessor been a separate independent entity during the applicable periods. WPC believes the assumptions underlying WPC’s allocation of indirect expenses are reasonable.
Financial Highlights
During the year ended December 31, 2022, we completed the following (as further described in the audited combined financial statements):
Investments
•We acquired nine properties upon the completion of WPC’s merger with CPA:18 on August 1, 2022 (the “CPA:18 Merger”), comprising approximately 1.1 million total leasable square feet.
Financing and Capital Market Transactions
•We reduced our mortgage debt outstanding by repaying at or close to maturity a total of $36.8 million of non-recourse mortgage loans with a weighted-average interest rate of 4.3%.
During the year ended December 31, 2021, we completed the following (as further described in the audited combined financial statements):
Financing and Capital Market Transactions
•We reduced our mortgage debt outstanding by prepaying or repaying at or close to maturity a total of $255.6 million of non-recourse mortgage loans (including penalties totaling $17.2 million) with a weighted-average interest rate of 4.4%.
Summary Results for the Years Ended December 31, 2022, 2021, and 2020

	Years Ended December 31,
(in thousands)	2022	2021	2020
Total revenues	$156,214	$147,906	$144,765

Net income attributable to NLO Predecessor	15,779	1,418	16,016
Net cash provided by operating activities	84,282	75,335	73,657
Net cash used in investing activities	(22,918)	(4,184)	(4,488)
Net cash used in financing activities	(64,541)	(77,245)	(65,807)

Supplemental financial measures(1):
Funds from operations attributable to NLO Predecessor (FFO)	78,897	59,998	73,184
Adjusted funds from operations attributable to NLO Predecessor (AFFO)	88,718	77,497	71,841
__________________
(1)We consider Funds from operations (“FFO”) and Adjusted funds from operations (“AFFO”), supplemental measures that are not defined by U.S. generally accepted accounting principles (“GAAP”) (a “non-GAAP measure”), to be important measures in the evaluation of our operating performance. See “– Supplemental Financial Measures” below for our definition of this non-GAAP measures and a reconciliation to its most directly comparable GAAP measure.

Revenues
Total revenues increased in 2022 as compared to 2021, primarily due to revenues of $9.8 million received from the nine properties acquired in the CPA:18 Merger.
Total revenues increased in 2021 as compared to 2020, primarily due to an increase in pass through income and strengthening of foreign currencies (primarily the Norwegian krone and British pound sterling) in relation to the U.S. dollar between the periods.
Net Income Attributable to NLO Predecessor
Net income attributable to NLO Predecessor increased in 2022 as compared to 2021, primarily due to higher lease revenue in relation to the additional properties from CPA:18 Merger and decrease in loss on extinguishment of debt, offset by the merger related expenses incurred in 2022.
Net income attributable to NLO Predecessor decreased in 2021 as compared to 2020, primarily due to an increase in loss on extinguishment of debt recognized in 2021.
Key Performance Indicators
FFO
FFO increased to $78.9 million in 2022 as compared to $60.0 million in 2021, primarily due to decrease in loss on extinguishment of debt, offset by merger and other expenses in relation to the CPA:18 Merger incurred in 2022.
FFO decreased to $60.0 million in 2021 as compared to $73.2 million in 2020, primarily due to losses on extinguishment of debt incurred during 2021.
AFFO
AFFO increased to $88.7 million in 2022 as compared to $77.5 million in 2021, primarily due to lower interest expense and an increase in lease revenues in relation to the additional properties from CPA:18 Merger.
AFFO increased to $77.5 million in 2021 as compared to $71.8 million in 2020, primarily due to lower interest expense.
Known Trends and Uncertainties
COVID-19 has resulted in an increase in remote work across markets throughout the U.S. and Europe. Remote work has negatively impacted office occupancy and demand for office space. In addition, our tenants’ businesses may continue to be challenged by macroeconomic pressures, such as inflation and increasing interest rates. While these trends may create pressure on our tenants’ ability to continue to pay our rent and our ability to re-lease properties in the future on favorable terms (or at all), we believe these trends are mitigated by the nature of our portfolio. For example, our portfolio is primarily single tenant net lease and 67% of our tenants are investment grade rated. In addition, substantially all our properties are 100% occupied as of March 31, 2023, and all assets are currently paying stable rent. Most assets have long remaining lease terms, with approximately 70% of ABR maturing after 2026, which indicate that the impacts of these pressures may be spread out through 2039.

Portfolio Summary

	Years Ended December 31,
	2022	2021
ABR (in thousands)	$140,572	$120,276
Number of properties	59	50
Occupancy	97.1%	97.1%
Weighted-average lease term (in years)	6.2	7.0
Leasable square footage (in thousands)	9,249	8,113
Results of Operations
Comparison for the year ended December 31, 2022 to the year ended December 31, 2021
Revenue

	Years Ended December 31,		Increase (Decrease)
(in thousands)	2022	2021	$	%
Revenues
Lease revenues	$151,249	$143,958	$7,291	5.1%
Income from direct financing leases	1,744	1,709	35	2.0%
Other lease-related income	3,221	2,239	982	43.9%
	$156,214	$147,906	$8,308	5.6%
Lease Revenues
For the year ended December 31, 2022 as compared to 2021, lease revenues increased by $7.3 million, or 5.1%, primarily due to additional lease revenue from the nine properties acquired through the CPA:18 Merger, offset by a decrease in lease revenues at our multi-tenant property in Houston, TX.
Income From Direct Financing Leases. Income from direct financing leases remained consistent during the year ended December 31, 2022 as compared to 2021.
Other Lease-Related Income
For the year ended December 31, 2022 as compared to 2021, other lease-related income increased by $1.0 million, or 43.9%, primarily due to a $0.5 million increase related to additional parking garage income at a property with the return to the office trend post COVID-19.
Operating Expenses

	Years Ended December 31,		Increase
(in thousands)	2022	2021	$	%
Operating Expenses
Depreciation and amortization	$63,205	$58,580	$4,625	8.0%
Reimbursable tenant costs	24,251	23,651	600	2.5%
General and administrative	11,871	10,307	1,564	15.2%
Property expenses, excluding reimbursable tenant costs	7,751	6,429	1,322	20.6%
	$107,078	$98,967	$8,111	8.2%

Depreciation and Amortization
For the year ended December 31, 2022 as compared to 2021, depreciation and amortization expense increased by $4.6 million, or 8.0%, primarily due to the impact of properties acquired in the CPA:18 Merger, partially offset by the weakening of foreign currencies (primarily the euro and British pound sterling) in relation to the U.S. dollar between the periods.
Reimbursable Tenant Costs
For the year ended December 31, 2022 as compared to 2021, reimbursable tenant costs increased by $0.6 million, or 2.5%, primarily due to the addition of nine properties acquired as part of the CPA:18 Merger.
General and Administrative
For the year ended December 31, 2022 as compared to 2021, general and administrative expenses increased by $1.6 million, or 15.2%, primarily due to higher compensation expenses and increased professional fees resulting from the CPA:18 Merger. General and administrative expenses were allocated to NLO Predecessor based on the relative percentage of annualized based rent of the NLO Predecessor Business. The amounts allocated are not necessarily indicative of the actual amount of indirect expenses that would have been recorded had NLO Predecessor been a separate independent entity.
Property Expenses, Excluding Reimbursable Tenant Costs
For the year ended December 31, 2022 as compared to 2021, property expenses, excluding reimbursable tenant costs, increased by $1.3 million, or 20.6%, primarily due to a maintenance expense increase related to our multi-tenant property in Houston, Texas with the return to the office trend post COVID-19.
Other Expenses

	Years Ended December 31,		Increase (Decrease)
(in thousands)	2022	2021	$	%
Other Expenses
Interest expense	$26,841	$28,641	$(1,800)	(6.3)%
Losses on extinguishment of debt and other	7	17,234	(17,227)	(100.0)%
Provision for income taxes	486	1,646	(1,160)	(70.5)%
	$27,334	$47,521	$(20,187)	(42.5)%
Interest Expense
For the year ended December 31, 2022 as compared to 2021, interest expense decreased by $1.8 million, or 6.3%, primarily due to the reduction of our mortgage debt outstanding by repaying at or close to maturity a total of $36.8 million of non-recourse mortgage loans with a weighted-average interest rate of 4.3% throughout 2022, offset by additional interest expense from the nine properties acquired through the CPA:18 Merger. Interest expense is comprised of interest on Non-recourse mortgages, as well as interest expense on Parent debt specific to NLO Predecessor properties and that allocated to NLO Predecessor based on a the relative percentage of unencumbered net investment in real estate of each property compare to WPC. The amounts allocated in the accompanying audited combined financial statements are not necessarily indicative of the actual amount of interest expense that would have been recorded had the NLO Predecessor been a separate independent entity during the applicable periods. We expect increasing interest rates and higher debt balances to have a material impact on our results of operations depending on the terms we are able to obtain in new financings or refinancings.
Losses on Extinguishment of Debt and Other
For the year ended December 31, 2022 as compared to 2021, losses on extinguishment of debt and other decreased by $17.2 million, or 100.0%, as there were no material extinguishment of debt losses in 2022.

Provision for Income Taxes
For the year ended December 31, 2022 as compared to 2021, provision for income taxes decreased by $1.1 million, or 70.5%, primarily due to $0.6 million income tax benefit for the Oslo, Norway property acquired through the CPA:18 Merger, and $0.3 million provision decrease related to a property in Stavanger, Norway.
Comparison for the year ended December 31, 2021 to the year ended December 31, 2020
Revenue

	Years Ended December 31,		Increase (Decrease)
(in thousands)	2021	2020	$	%
Revenues
Lease revenues	$143,958	$138,907	$5,051	3.6%
Income from direct financing leases	1,709	3,281	(1,572)	(47.9)%
Other lease-related income	2,239	2,577	(338)	(13.1)%
	$147,906	$144,765	$3,141	2.2%
Lease Revenues
For the year ended December 31, 2021 as compared to 2020, lease revenues increased by $5.1 million, or 3.6%, primarily due to an increase in pass through income and strengthening of foreign currencies (primarily the Norwegian krone and British pound sterling) in relation to the U.S. dollar between the periods.
Income From Direct Financing Leases
For the year ended December 31, 2021 as compared to 2020, income from direct financing leases decreased by $1.6 million, or 47.9%, due to a reclassification from direct financing lease to operating lease during 2020 upon extension of an underlying lease.
Other Lease-Related Income
For the year ended December 31, 2021 as compared to 2020, other lease-related income decreased by $0.3 million, or 13.1%, primarily due to a decrease in parking garage income received at a property with the increase of remote work following COVID-19.
Operating Expenses

	Years Ended December 31,		Increase (Decrease)
(in thousands)	2021	2020	$	%
Operating Expenses
Depreciation and amortization	$58,580	$57,168	$1,412	2.5%
Reimbursable tenant costs	23,651	20,191	3,460	17.1%
General and administrative	10,307	9,359	948	10.1%
Property expenses, excluding reimbursable tenant costs	6,429	8,252	(1,823)	(22.1)%
	$98,967	$94,970	$3,997	4.2%
Depreciation and Amortization
For the year ended December 31, 2021 as compared to 2020, depreciation and amortization expense increased by $1.4 million, or 2.5%, primarily due to the strengthening of foreign currencies (primarily the euro) in relation to the U.S. dollar between the periods.

Reimbursable Tenant Costs
For the year ended December 31, 2021 as compared to 2020, reimbursable tenant costs increased by $3.4 million, or 17.1%, due to a winter storm in Texas during the first quarter of 2021, which resulted in a significant increase in utilities expense, along with an increase in general building repairs.
General and Administrative
For the year ended December 31, 2021 as compared to 2020, general and administrative expenses increased by $0.9 million, or 10.1%, primarily due to higher allocated stock compensation expense driven by changes in the projected payout for performance share units by WPC. General and administrative expenses were allocated to NLO Predecessor based on the relative percentage of annualized based rent of the NLO Predecessor Business. The amounts allocated are not necessarily indicative of the actual amount of indirect expenses that would have been recorded had NLO Predecessor been a separate independent entity.
Property Expenses, Excluding Reimbursable Tenant Costs
For the year ended December 31, 2021 as compared to 2020, property expenses, excluding reimbursable tenant costs, decreased by $1.8 million, or 22.1%, primarily due to a maintenance expense decrease related to our multi-tenant property in Houston, Texas with the increase of remote work following COVID-19.
Other Expenses

	Years Ended December 31,		Increase (Decrease)
(in thousands)	2021	2020	$	%
Other Expenses
Interest expense	$28,641	$32,138	$(3,497)	(10.9)%
Losses on extinguishment of debt and other	17,234	841	16,393	1950.3%
Provision for income taxes	1,646	800	846	105.6%
	$47,521	$33,779	$13,742	40.7%
Interest Expense
For the year ended December 31, 2021 as compared to 2020, interest expense decreased by $3.5 million, or 10.9%, primarily due to the reduction of our mortgage debt outstanding by prepaying or repaying at or close to maturity a total of $255.6 million of non-recourse mortgage loans with a weighted-average interest rate of 4.4%. Interest expense is comprised of interest on Non-recourse mortgages, as well as interest expense on Parent debt specific to NLO Predecessor properties and that allocated to NLO Predecessor based on a the relative percentage of unencumbered net investment in real estate of each property compare to WPC. The amounts allocated in the accompanying audited combined financial statements are not necessarily indicative of the actual amount of interest expense that would have been recorded had the NLO Predecessor been a separate independent entity during the applicable periods.
Losses on Extinguishment of Debt and Other
For the year ended December 31, 2021 as compared to 2020, losses on extinguishment of debt and other increased by $16.4 million, or 1,950.3%, primarily related to debt prepayments during 2021.
Provision for Income Taxes
For the year ended December 31, 2021 as compared to 2020, provision for income taxes increased by $0.8 million, or 105.6%, primarily due to a $0.3 million increase related to a property in Stavanger, Norway and $0.2 million increase related to a property in Collierville, Tennessee.

Liquidity and Capital Resources
Sources and Uses of Cash During the Year
We use the cash flow generated from our investments primarily to meet our operating expenses, capital expenditures and debt service. Our cash flows fluctuate periodically due to a number of factors, which may include, among other things: the timing of purchases and sales of real estate; the timing of the repayment of mortgage loans and receipt of lease revenues; the timing and amount of other lease-related payments; and changes in foreign currency exchange rates. Despite these fluctuations, we believe that we will generate sufficient cash from operations to meet our normal recurring short-term and long-term liquidity needs. We may also use existing cash resources and proceeds from dispositions of properties in order to meet these needs. We assess our ability to access capital on an ongoing basis. The following table summarizes the changes in cash flows for the periods presented (in thousands):

	Years Ended December 31,
	2022	2021	2020	Increase (Decrease) 2022 vs 2021	Increase (Decrease) 2021 vs 2020
Net Cash Provided by Operating Activities	$84,282	$75,335	$73,657	$8,947	$1,678
Net Cash Used in Investing Activities	$(22,918)	$(4,184)	$(4,488)	$(18,734)	$304
Net Cash Used in Financing Activities	$(64,541)	$(77,245)	$(65,807)	$12,704	$(11,438)
Net Cash Provided by Operating Activities — Net cash provided by operating activities increased by $8.9 million during 2022 as compared to 2021, primarily due to rental income from properties acquired in the CPA:18 Merger. Net cash provided by operating activities increased by $1.7 million during 2021 as compared to 2020, primarily due to an increase in lease revenues and lower interest expense.
Net Cash Used in Investing Activities — Net cash used in investing activities increased by $18.7 million during 2022 as compared to 2021, primarily due to cash consideration paid attributable to NLO for the CPA:18 Merger, partially offset by the cash and restricted cash acquired with the CPA:18 properties. Net cash used in investing activities decreased by $0.3 million during 2021 as compared to 2020, primarily due to decrease in capital expenditures on real estate.
Net Cash Used in Financing Activities — Net cash used in financing activities decreased by $12.7 million during 2022 as compared to 2021, primarily due to a decrease in prepayments of mortgage principal and other debt instruments. Net cash used in financing activities increased by $11.4 million during 2021 as compared to 2020, primarily due to an increase in prepayments of mortgage and other debt instruments.
Summary of Financing
The table below summarizes our non-recourse mortgages (in thousands):

	December 31,
	2022	2021
Carrying Value (1)
Fixed rate:
Non-recourse mortgages (2) (3)	$127,794	$37,476
	127,794	37,476
Variable rate:
Non-recourse mortgages (2) (3)
Floating interest rate mortgage loans	46,495	—
	46,495	—
	$174,289	$37,476
Percent of Mortgage Debt
Fixed rate	73.3%	100.0%
Variable rate	26.7%	—%

	100.0%	100.0%
Weighted-Average Interest Rate at End of Year
Fixed rate	4.9%	5.2%
Variable rate	4.6%	—%
Mortgage debt	4.8%	5.2%
_________________
(1)Table represents external mortgage debt excluding Parent debt.
(2)Aggregate debt balance includes unamortized discount, net, totaling $2.0 million and less than $0.1 million as of December 31, 2022 and 2021, respectively, and unamortized deferred financing costs totaling less than $0.1 million and less than $0.1 million as of December 31, 2022 and 2021, respectively.
(3)Non-recourse mortgages includes the non-recourse mortgages assumed in the CPA:18 Merger.
Cash Requirements and Liquidity
At December 31, 2022, our cash resources consisted of the following:
•cash and cash equivalents totaling $4.7 million. Of this amount, $1.9 million, at then-current exchange rates, was held in foreign subsidiaries, and we could be subject to restrictions or significant costs should we decide to repatriate these amounts;
•unencumbered properties that had an aggregate asset carrying value of approximately $840.0 million at December 31, 2022, although there can be no assurance that we would be able to obtain financing for these properties.
As of December 31, 2022, scheduled debt principal payments total $3.3 million through December 31, 2023 and $42.3 million through December 31, 2024.
During the next 12 months following December 31, 2022 and thereafter, we expect that our significant cash requirements will include:
•making scheduled principal and balloon payments on our debt obligations;
•making scheduled interest payments on our debt obligations (future interest payments total $63.5 million, with $14.4 million due during the next 12 months);
•funding future capital commitments and tenant improvement allowances; and
•other normal recurring operating expenses.
We expect to fund these cash requirements through cash generated from operations and cash received from dispositions of properties. We may also choose to prepay certain of our non-recourse mortgage loan obligations, depending on our capital needs and improvements in market conditions at that time.
Our liquidity could be adversely affected by refinancing debt at higher interest rates, unanticipated costs, and greater-than-anticipated operating expenses.
Certain amounts disclosed above are based on the applicable foreign currency exchange rate at December 31, 2022.
Environmental Obligations
In connection with the purchase of many of our properties, we required the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with federal, state, and foreign environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills, or other on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. We believe that the ultimate resolution of any environmental matters should not have a material adverse effect on our financial condition, liquidity, or results of operations. We record environmental obligations within accounts payable, accrued expenses and other liabilities in the combined financial statements. See “Risk Factors – We, our tenants and our properties are subject to various federal, state and local regulatory requirements, such as environmental laws, state and local fire and safety requirements, building codes and land use regulations” for further discussion of potential environmental risks.
Critical Accounting Policies and Estimates
Our significant accounting policies are described in Note 3 to the audited combined financial statements included elsewhere in this information statement. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our combined financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are described under Critical Accounting Policies and Estimates in Note 3 to the audited combined financial statements included elsewhere in this information statement.
Supplemental Financial Measures
In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we use Funds from Operations (“FFO”) and AFFO, which are non-GAAP measures defined by our management. We believe that these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of FFO and AFFO and reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are provided below.
Funds from Operations and Adjusted Funds from Operations
Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), an industry trade group, has promulgated a non-GAAP measure known as FFO, which we believe to be an appropriate supplemental measure, when used in addition to and in conjunction with results presented in accordance with GAAP, to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental non-GAAP measure. FFO is not equivalent to, nor a substitute for, net income or loss as determined under GAAP.
We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as restated in December 2018. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, impairment charges on real estate, gains or losses on changes in control of interests in real estate, and depreciation and amortization from real estate assets; and after adjustments for unconsolidated partnerships and jointly owned investments. Adjustments for unconsolidated partnerships and jointly owned investments are calculated to reflect FFO.
We also modify the NAREIT computation of FFO to adjust GAAP net income for certain non-cash charges, such as amortization of real estate-related intangibles, deferred income tax benefits and expenses, straight-line rent and related reserves, other non-cash rent adjustments, non-cash allowance for credit losses on loans receivable and direct financing leases, stock-based compensation, non-cash environmental accretion expense, amortization of discounts and premiums on debt, and amortization of deferred financing costs. Our assessment of our operations is focused on long-term sustainability and not on such non-cash items, which may cause short-term fluctuations in net income but have no impact on cash flows. Additionally, we exclude non-core income and expenses, such as gains or losses from extinguishment of debt, and spin-off expenses. We also exclude realized and unrealized gains/losses on foreign currency exchange movements, which are not considered fundamental attributes of our business plan and do not affect our overall long-term operating performance. We refer to our modified definition of FFO as AFFO. We exclude these items from GAAP net income to arrive at AFFO as they are not the primary drivers in our decision-

making process and excluding these items provides investors a view of our portfolio performance over time and makes it more comparable to other REITs. We use AFFO as one measure of our operating performance when we formulate corporate goals and evaluate the effectiveness of our strategies.
We believe that AFFO is a useful supplemental measure for investors to consider as we believe it will help them to better assess the sustainability of our operating performance without the potentially distorting impact of these short-term fluctuations. However, there are limits on the usefulness of AFFO to investors. For example, impairment charges and unrealized foreign currency losses that we exclude may become actual realized losses upon the ultimate disposition of the properties in the form of lower cash proceeds or other considerations. We use our FFO and AFFO measures as supplemental financial measures of operating performance. We do not use our FFO and AFFO measures as, nor should they be considered to be, alternatives to net income computed under GAAP, or as alternatives to net cash provided by operating activities computed under GAAP, or as indicators of our ability to fund our cash needs.
FFO and AFFO for NLO Predecessor were as follows (in thousands):

	Years Ended December 31,
	2022	2021	2020
Net income attributable to NLO Predecessor	$15,779	$1,418	$16,016
Adjustments:
Depreciation and amortization of real property	63,205	58,580	57,168
Proportionate share of adjustments for noncontrolling interests	(87)	—	—
Total adjustments	63,118	58,580	57,168
FFO (as defined by NAREIT) attributable to NLO Predecessor	78,897	59,998	73,184
Adjustments:
Merger and other expenses (1)	6,025	—	—
Stock-based compensation	3,161	2,398	1,622
Amortization of deferred financing costs	2,913	1,385	1,587
Straight-line and other leasing and financing adjustments	(2,809)	(3,039)	(5,456)
Above and below-market lease intangible lease amortization, net	1,959	834	863
Tax benefit – deferred and other	(1,043)	(227)	(101)
Other amortization and non-cash charges	(370)	(1,086)	(699)
Proportionate share of adjustments for noncontrolling interests	(22)	—	—
Other gains and losses (2)	7	17,234	841
Total adjustments	9,821	17,499	(1,343)
AFFO attributable to NLO Predecessor	$88,718	$77,497	$71,841
Summary
FFO (as defined by NAREIT) attributable to NLO Predecessor	$78,897	$59,998	$73,184
AFFO attributable to NLO Predecessor	$88,718	$77,497	$71,841
__________________
(1)Amount for the year ended December 31, 2022 relates to the CPA:18 Merger.
(2)Primarily comprised of gains and losses on extinguishment of debt, and foreign currency transactions.
While we believe that FFO and AFFO are important supplemental measures, they should not be considered as alternatives to net income as an indication of a company’s operating performance. These non-GAAP measures should be used in conjunction with net income as defined by GAAP. FFO and AFFO, or similarly titled measures disclosed by other REITs, may not be comparable to our FFO and AFFO measures.

Quantitative and Qualitative Disclosures About Market Risk.
Market Risk
Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, and equity prices. The primary market risks that we are exposed to are interest rate risk and foreign currency exchange risk.
We are also exposed to further market risk as a result of tenant concentrations in certain industries and/or geographic regions, since adverse market factors can affect the ability of tenants in a particular industry/region to meet their respective lease obligations. In order to manage this risk, we view our collective tenant roster as a portfolio and we attempt to diversify such portfolio so that we are not overexposed to a particular industry or geographic region.
Interest Rate Risk
The values of our real estate and related fixed-rate debt obligations, as well as the values of our unsecured debt obligations, are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions (including the ongoing impact of the COVID-19 pandemic) and changes in the creditworthiness of lessees, which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled, if we do not choose to repay the debt when due. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. Increases in interest rates may also have an impact on the credit profile of certain tenants.
We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the financing and refinancing of our real estate investment portfolio and operations. Our profitability and the value of our real estate investment portfolio may be adversely affected during any period as a result of interest rate changes. We expect increasing interest rates and higher debt balances to have a material impact on our results of operations depending on the terms we are able to obtain in new financings or refinancings.
We have borrowed funds at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect future earnings or cash flows on fixed rate debt unless such debt matures or is otherwise terminated. However, interest rate changes will affect the fair value of fixed rate instruments. Movements in interest rates on variable rate debt could change future earnings and cash flows, but not significantly affect the fair value of the debt. However, changes in required risk premiums would result in changes in the fair value of variable rate instruments.
Fixed rate debt, including debt swapped or capped to a fixed rate, if any, comprises 73.3% of our Non-recourse mortgages and variable rate debt comprises 26.7%.
At December 31, 2022, a significant portion of our long-term debt bore interest at fixed rates. Our debt obligations are more fully described above under “Liquidity and Capital Resources – Summary of Financing.” The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2022 (in thousands):

	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
Fixed-rate debt (1)	$3,179	$36,162	$84,603	$7,540	$—	$—	$131,484	$123,857
Variable-rate debt (1)	$99	$2,858	$41,811	$—	$—	$—	$44,768	$43,601
__________________
(1)Amounts are based on the exchange rate at December 31, 2022, as applicable.
The estimated fair value of our fixed-rate debt and our variable-rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swaps, or that has been subject to interest rate caps, is affected by changes in interest rates. Annual interest expense on our unhedged variable-rate debt that does not bear interest at fixed rates at December 31, 2022 would increase or decrease by $0.4 million, for each respective 1% change in annual interest rates.

Foreign Currency Exchange Rate Risk
We own international investments in Europe, and as a result are subject to risk from the effects of exchange rate movements in three foreign currencies, primarily the Norwegian krone, British pound sterling, and euro which may affect future costs and cash flows. We have obtained, and may in the future obtain, non-recourse mortgage financing in the local currency. Volatile market conditions arising from macroeconomic factors, may result in significant fluctuations in foreign currency exchange rates. To the extent that currency fluctuations increase or decrease rental revenues, as translated to U.S. dollars, the change in debt service (comprised of principal and interest, excluding balloon payments), as translated to U.S. dollars, will partially offset the effect of fluctuations in revenue and, to some extent, mitigate the risk from changes in foreign currency exchange rates. We estimate that, for a 1% increase or decrease in the exchange rate between the Norwegian krone, British pound sterling, or euro and U.S. dollar, there would be a corresponding change in the projected estimated cash flow (scheduled future rental revenues, net of scheduled future debt service payments for the next 12 months) for our combined foreign operations at December 31, 2022 of $0.1 million, less than $0.1 million, and less than $0.1 million, respectively.
Concentration of Credit Risk
Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company is subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, geographies or industries could result in a material reduction of our cash flows or material losses to us.
The factors we consider in determining the credit risk of our tenants include, but are not limited to: payment history; credit status (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. We believe that the credit risk of our portfolio is reduced by the high quality and diversity of our existing tenant base, reviews of prospective tenants’ risk profiles prior to lease execution and consistent monitoring of our portfolio to identify potential problem tenants.
For the year ended December 31, 2022, our combined portfolio as set forth in our audited combined financial statements had the following significant characteristics, based on the percentage of our combined total revenues:
•91 % related to domestic operations; which included concentrations of 33% and 15% in Texas and Minnesota, respectively; and
•9 % related to international operations.

BUSINESS AND PROPERTIES
Except as otherwise indicated or unless the context otherwise requires, the descriptions of NLO’s Business, portfolio and other information related to NLO described in this section assume the completion of the Separation and the Distribution on the terms anticipated in this Information Statement. The Separation and Distribution may not occur on the terms anticipated, or at all, and, as such all such descriptions are forward-looking statements. See the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” for more information.
About Net Lease Office Properties
NLO was formed as a real estate investment trust under Maryland law, primarily to manage and monetize a diversified portfolio of 59 office properties comprising approximately 9.2 million total leasable square feet. Almost all of NLO’s properties are located in the United States, except for five properties located in Europe. NLO’s properties are primarily leased to corporate tenants on a single-tenant, net-lease basis. NLO’s net leases generally specify a base rent with rent increases and require the tenant to pay substantially all costs associated with operating and maintaining the property. NLO plans to focus on realizing value for its shareholders primarily through strategic asset management and dispositions of its assets.
As of March 31, 2023, NLO’s portfolio comprised 63 corporate tenants operating in a variety of industries, generating ABR of approximately $141.4 million, of which approximately 96.7% included fixed or inflation-linked rent increases.1 Approximately 67% of NLO’s ABR comes from investment grade rated tenants, including companies such as JPMorgan Chase, FedEx, Google, and CVS Health. NLO’s tenants have exhibited a strong track record of making scheduled rental payments throughout various economic environments, including the recent COVID-19 pandemic, where the NLO Business had rent collections that remained at or above 99.9% throughout 2020, 2021 and 2022, and through March 31, 2023.
As of March 31, 2023, the WALT of the portfolio was 6.0 years. Leases accounting for less than 0.1% of NLO’s ABR expire in 2023 and leases accounting for over 44% of ABR expire after 2028. In addition, as of March 31, 2023, NLO’s overall portfolio net-leased square footage was 97.1% occupied, with 54 out of 59 of its properties at 100% occupancy. As of March 31, 2023, the gross book value of the NLO Business was approximately $      billion.
NLO’s U.S. portfolio comprises 54 properties (approximately 7.9 million net-leased square feet), representing approximately 88.9% of total portfolio ABR, located in the following 18 states: Arizona, California, Florida, Georgia, Illinois, Iowa, Massachusetts, Michigan, Minnesota, Missouri, New Jersey, New Mexico, North Carolina, Pennsylvania, Tennessee, Texas, Virginia, and Wisconsin. NLO’s European portfolio comprises five properties approximately 0.8 million net-leased square feet), representing approximately 11.1% of total portfolio ABR located in Norway, Poland and the United Kingdom. The maps below indicate the approximate locations of NLO’s assets in each region.
1 Inclusive of ABR for the recently re-leased CVS Health campus in Scottsdale, AZ, which converts to a fixed rent increase structure upon completion of an in-process renovation, which is anticipated to occur in the first half of 2024.

United States	Europe

NLO is externally managed and advised by wholly-owned affiliates of WPC, which is the second largest net lease REIT with an enterprise value of approximately $25 billion as of March 31, 2023 and a 50-year history of owning and managing net lease real estate. Immediately prior to the completion of the Distribution, NLO will be a wholly-owned subsidiary of WPC, which previously acquired and managed the properties owned by NLO and therefore has extensive experience and knowledge of them. NLO believes WPC, as its Advisor, has the necessary capabilities, systems and experience required to successfully manage NLO, including asset management, legal, finance, and accounting. Concurrently with or prior to the Distribution, NLO and the Advisor will enter into the Advisory Agreements, pursuant to which the Advisor will provide it with both strategic and day-to-day management services, including property management, property disposition support, investor relations, and various administrative services. NLO will pay asset management fees to the Advisor and will also reimburse the Advisor for certain expenses incurred in providing services to it. For more information, see “The Separation and the Distribution – Related Agreements,” “Management – Advisory Agreements,” and “Certain Relationships and Related Person Transactions – Agreements with WPC and its Subsidiaries.”
Competitive Strengths
Experienced and Well-Regarded Advisor with Proven Track Record of Proactive Asset Management and Value Creation. Over the course of its 50-year history, the WPC management team has developed significant expertise in the single-tenant office real estate sector, including the operation, leasing, acquisition, and development of assets through many market cycles, and has a proven track record of execution. In addition, WPC has considerable experience maximizing value by repositioning assets through re-leasing, restructuring, and dispositions. NLO believes that WPC’s senior management team’s knowledge and expertise, as well as its deep and long-standing relationships within the single-tenant office market, will provide it with unique market insights, and help facilitate NLO’s plan to maximize the value of its portfolio.
High-Quality, Diversified Net Leased Portfolio with Favorable Exposure to Investment Grade Credit. NLO’s portfolio consists of 59 properties diversified by tenant, geography, and industry. The portfolio includes tenants operating across a wide range of industries, including financial services, health care, government services, and telecommunications, among others, located across 18 states in the United States and three countries in Europe. As of March 31, 2023, no single tenant or wholly-owned subsidiary represents more than 12% of the total portfolio ABR and approximately 67% of ABR was generated from investment grade rated tenants. NLO believes the diversity of its portfolio, and the high credit quality of its tenants will provide a strong, stable source of recurring cash flow, with built-in rent growth.
Consistent Performance Through Market Cycles / COVID-19 Performance. Throughout the COVID-19 pandemic, the NLO Business’ rent collections remained at or above 99.9%. NLO believes this performance demonstrates the resiliency of its tenant base and the importance of these properties to its tenants’ business operations. See “Historical Rent Collection” below for NLO’s properties collection performance since the onset of the COVID-19 pandemic.

Consumer Price Index (CPI) Based Contractual Rent Increases and Limited Operating Costs Protect Against Inflation. More than 96% of NLO’s leases benefit from contractual rent increases, including 21% that have contractual rent increases tied to CPI. In addition, NLO has limited property-level operating costs, as the properties are primarily subject to net leases where the tenant is responsible for nearly all of the operating expenses at the property. NLO also has limited entity operating costs since it is structured as an externally managed REIT through the Advisory Agreements with the Advisor, which NLO believes will ensure further consistency in its overall cost structure and cash use, and actively scale in response to the completion of dispositions. As a result of the foregoing, its business has built-in protections to mitigate inflation risks.
Staggered Lease Terms. As of March 31, 2023, the portfolio’s WALT was approximately 6.0 years, with leases accounting for over 44% of its ABR expiring after 2028. Furthermore, through 2029, leases representing no more than 16% of ABR expire in a given year. See “NLO Tenant Lease Expirations and Renewals” below for NLO’s lease expirations by year.
Primarily Unencumbered Portfolio with Committed In-Place Financing. As of March 31, 2023, more than 82% of NLO’s assets, based on the portfolio’s total ABR, were unencumbered and there were only 11 outstanding secured mortgages on its properties totaling approximately $170.4 million. NLO believes this profile enables it to create a substantial unencumbered pool of attractive assets and raise $          million of debt through the NLO Credit Facility that NLO expects to pay down through asset sales and cash flow from rent on its properties. Of the proceeds under the debt, $               is expected to be distributed to WPC in accordance with the Separation and Distribution Agreement. The remainder of the proceeds are anticipated to be used to pay fees and expenses related to the origination of the debt, other transaction costs, and to finance working capital needs. As a result of these transactions, following the completion of the Separation, NLO expects to have approximately $          million in consolidated outstanding indebtedness and $          million in cash. In addition, NLO expects that the NLO Credit Facility will be structured to provide it with the flexibility to engage in dispositions of assets as contemplated by its overall strategy without incurring prepayment penalties.
Asset Management
As NLO’s Advisor, WPC believes that proactive asset management is essential to maintaining and enhancing property values. Important aspects of asset management include entering into new or modified transactions to meet the evolving needs of current tenants, re-leasing properties, credit and real estate risk analysis, building expansions and redevelopments, maximizing value by repositioning assets, sustainability and efficiency analysis and retrofits, and dispositions. NLO’s Advisor regularly engages directly with tenants and forms working relationships with their decision makers in order to provide proactive solutions and to obtain an in-depth, real-time understanding of tenant credit. Through both engagement with its own tenants and analysis of markets in which it operates, WPC establishes views on the fundamental drivers of value for its assets.
NLO’s Advisor monitors compliance by tenants with their lease obligations and other factors that could affect the financial performance of any of its real estate investments on an ongoing basis. NLO’s Advisor also reviews financial statements of NLO’s tenants and periodically analyzes each tenant’s financial condition, the industry in which each tenant operates and each tenant’s relative strength in its industry. Additionally, NLO’s Advisor undertakes physical inspections of the condition and maintenance of NLO’s real estate investments. NLO believes its Advisor’s in-depth understanding of its tenants’ businesses and direct relationships with their management teams provides strong visibility into potential issues and opportunities. NLO’s Advisor’s business intelligence platform provides real-time information, allowing asset managers to work with tenants to enforce lease provisions, and where appropriate, consider lease modifications.
NLO’s Advisor will be generally responsible for all aspects of its operations including but not limited to formulating and evaluating the terms of each proposed disposition, arranging and executing the disposition of each asset, negotiating and monitoring the terms of its borrowings, preparing and filing its financial statements and required filings with the SEC, and managing its day-to-day operations. With respect to asset management, functions include but are not limited to entering into new or modified transactions, re-leasing properties, tenant credit and industry analysis, real estate risk analysis, and managing disposition activity.

Structural Considerations Related to The Separation
NLO plans to elect to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year in which the Distribution occurs, and NLO intends to maintain its status as a REIT for U.S. federal income tax purposes in future periods.
NLO intends to hold a number of properties indirectly through one or more TRSs. A TRS is a subsidiary of a REIT that is subject to federal, state, and local income taxes, as applicable. NLO’s use of a TRS enables it to engage in certain business activities while complying with the REIT qualification requirements and to retain any income generated by these businesses for reinvestment, debt service, or general corporate purposes, without the requirement to distribute those earnings. In addition, holding properties through a TRS will allow NLO to better facilitate dispositions of its properties. Income from operations and gains from the sale of property by a TRS will be subject to tax at the TRS level at corporate tax rates. The current U.S. federal income tax rate applicable to corporations is 21%.
NLO expects to assume approximately $170.4 million of in-place mortgages on 14 office properties. In addition to the in-place mortgages, NLO expects to enter into $          million of debt through the NLO Credit Facility. The interest rate on the NLO Credit Facility will be                 plus     %. The NLO Credit Facility debt matures on               . For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.” Of the proceeds under the NLO Credit Facility, $          million will be distributed to WPC in accordance with the Separation and Distribution Agreement. The remainder of the proceeds are anticipated to be used to pay fees and expenses related to the origination of the NLO Credit Facility other transaction costs, and to finance working capital needs. As a result of these transactions, following the completion of the Separation, NLO is expected to have approximately $          million in consolidated outstanding indebtedness and $          million in cash.
NLO’s U.S. Assets as of March 31, 2023:

#	Industry	City	State	SF1
1	Business Services²	Houston	Texas	1,062,746³
2	Cargo Transportation	Collierville	Tennessee	390,380
3	Insurance	Eagan	Minnesota	442,542
4	Banking	Fort Worth	Texas	384,246
5	Healthcare and Pharmaceuticals	The Woodlands	Texas	204,063
6	Healthcare and Pharmaceuticals	Scottsdale	Arizona	354,888
7	Advertising	Playa Vista	California	120,000
8	Healthcare and Pharmaceuticals	Morrisville	North Carolina	219,812
9	Metals	Plymouth	Minnesota	191,336
10	Advertising	Warrenville	Illinois	167,215
11	Government	Coralville	Iowa	191,700
12	Healthcare and Pharmaceuticals²	Chandler	Arizona	183,000³
13	Insurance²	St. Petersburg	Florida	167,581³
14	Capital Equipment	Hoffman Estates	Illinois	104,598
15	Banking	Tampa	Florida	176,150
16	Utilities	Warrenville	Illinois	146,745
17	High Tech Industries	Venice	California	67,681
18	Insurance	Eagan	Minnesota	227,666
19	Healthcare and Pharmaceuticals²	Plymouth	Minnesota	182,250
20	High Tech Industries	Plano	Texas	166,033
21	Insurance	Eagan	Minnesota	144,864
22	Insurance	Eagan	Minnesota	202,608
23	High Tech Industries	Tempe	Arizona	132,070
24	High Tech Industries	Roseville	Minnesota	136,125
25	Banking	Yardley	Pennsylvania	105,584
26	Media	San Antonio	Texas	120,147

27	Aerospace and Defense	Tucson	Arizona	143,650
28	Insurance²	Southfield	Michigan	94,453³
29	Insurance	Quincy	Massachusetts	132,160
30	Business Services	Martinsville	Virginia	93,333
31	Business Services	Rio Rancho	New Mexico	94,649
32	Advertising	Jacksonville	Florida	88,062
33	Construction and Building	Oak Creek	Wisconsin	120,883
34	Banking²	Tampa	Florida	135,666³
35	Electricity	Eagan	Minnesota	60,463
36	Capital Equipment	Houston	Texas	52,144
37	Media	San Marcos	Texas	47,000
38	Automotive	Farmington Hills	Michigan	75,286
39	High Tech Industries	Hartland	Wisconsin	81,082
40	Business Services²	Moorestown	New Jersey	65,567
41	Aerospace and Defense	King of Prussia	Pennsylvania	88,578
42	Durable Consumer Goods	Dearborn	Michigan	58,722
43	Media	Bridgeton	Missouri	78,080
44	Finance	Auburn Hills	Michigan	55,490
45	Chemicals, Plastics, and Rubber	Houston	Texas	49,821
46	Insurance	Norcross	Georgia	50,600
47	Automotive	Plymouth	Michigan	70,000
48	Media	Waco	Texas	30,699
49	Environmental Industries	Raleigh	North Carolina	27,770
50	Media	Corpus Christi	Texas	20,717
51	Insurance	Eagan	Minnesota	29,916
52	Media	Odessa	Texas	21,193
53	Media	San Marcos	Texas	14,400
54	Insurance	Eagan	Minnesota	12,286
U.S. Total				7,884,700
__________________
(1)Excludes 570,999 of operating square footage for a parking garage associated with one asset.
(2)Denotes property with multiple tenants. Industry shown for primary tenant.
(3)Denotes leased property that is not 100% occupied.
NLO’s European Assets as of March 31, 2023:

#	Industry	City	Country	SF
1	Consumer Services	Houghton-le-Spring	United Kingdom	217,339
2	Insurance	Newport	United Kingdom	80,664
3	Telecommunications	Krakow	Poland	53,400
4	Oil and Gas	Stavanger	Norway	275,725
5	Capital Equipment	Oslo	Norway	165,904
European Total				793,032
Highlighted Portfolio Properties
NLO believes that its diversified portfolio provides (1) long-term cash flow resulting from high quality, single-tenant net lease assets that are leased to strong, creditworthy corporate tenants under long-term leases, (2) active re-leasing, including significant reinvestment by tenants to encourage long-term commitments, and (3) re-leasing upside potential to improve upon below-market rents. The following properties are examples of each of these categories from NLO’s top 10 tenants by ABR as of March 31, 2023.

Long-Term Cash Flow — FedEx (Collierville, TN)
60 Federal Express Parkway represents approximately 50% of the FedEx World Technology Center (“WTC”). The FedEx WTC was designed to consolidate thousands of IT professionals into a single collaborative campus. The campus has a central services building and eight adjoining structures. FedEx has leased this property since 1999, and upon expiration of its lease in 2039, will have been a tenant at this property for 40 years.
Key Metrics
•Tenant: FedEx Corporate Services
•Guarantor: FedEx Corporation (NYSE: FDX, S&P: BBB)
•Location: Collierville, TN
•Square Feet: 390,380
•Acreage: 46
•ABR (as of March 31, 2023): $5,450,032 (approximately 3.9% of Total ABR)
•Lease Expiration (assuming no extension): 11/30/2039 (approximately 17 years)
•Year Built/Renovated: 1999/2016
Active Re-Leasing — CVS Health (Scottsdale, AZ)
NLO’s property located in Scottsdale, Arizona, is leased to a critical operations center for CVS Health’s pharmacy benefits management business, including a mission-critical data center. CVS Health recently renewed its lease at this property in July 2022 and CVS Health and NLO are currently investing approximately $32 million in an extensive renovation project of the property, which consists of sitework and exterior building improvements. There are approximately 16 years of term remaining on CVS Health’s lease. This site also holds excellent long-term potential for redevelopment to mixed use, providing additional future upside potential.
Key Metrics:
•Tenant: Caremark PCS Health, LLC
•Guarantor: CVS Health Corporation (NYSE: CVS, S&P: BBB)
•Location: Scottsdale, AZ
•Square Feet: 354,888
•Acreage: 38.1
•ABR (as of March 31, 2023): $4,300,000 (which is expected to increase upon completion of the renovation project, which is anticipated to occur in the first half of 2024 and is subject to final draw amount) (approximately 3.0% of Total ABR)
•Lease Expiration (assuming no extension): 12/31/2038 (approximately 16 years)
•Year Built/Renovated: 1977/2023
Re-Leasing Upside Potential — Omnicom (Playa Vista, CA)
5353 Grosvenor Boulevard is the West Coast headquarters of advertising agency TBWA\Chiat\Day, and was designed by architect Clive Wilkinson. The development became known as “Advertising City” because of the urban character of its interior, which features a highly adaptable creative office layout. We believe current rent under the existing lease is materially below market. NLO believes this property also offers significant re-leasing upside in the future.
Key Metrics:
•Tenant: Omnicom Group Inc. (NYSE: OMC, S&P: BBB+)
•Guarantor: N/A
•Location: Playa Vista, CA
•Square Feet: 120,000
•Acreage: 4.3
•ABR (as of March 31, 2023): $3,960,930 (approximately 2.8% of Total ABR)
•Lease Expiration (assuming no extension): 9/30/2028 (approximately 6 years)
•Year Built: 1999
NLO’s Tenant Lease Expirations and Renewals as of March 31, 2023:

Expiration Year[1]	ABR	% of Total ABR	SF2	% of SF
2023	$54,398	—%	3,948	—%
2024	$16,303,103	11.5%	829,527	9.6%
2025	$17,759,351	12.6%	940,112	10.8%
2026	$9,092,575	6.4%	574,715	6.6%
2027	$21,837,019	15.4%	1,559,452	18.0%
2028	$13,656,640	9.7%	627,627	7.2%
2029	$4,878,115	3.5%	217,875	2.5%
2030	$27,881,467	19.7%	1,663,769	19.2%
2031	$5,634,193	4.0%	326,325	3.8%
2032	$5,487,858	3.9%	400,658	4.6%
2033	$3,905,052	2.8%	219,812	2.5%
Thereafter	$14,875,581	10.5%	1,060,291	12.2%
Vacant	$0	—%	253,621	2.9%
Total	$141,365,352	100.0%	8,677,732	100.0%
__________________
(1)Assumes parties do not exercise any renewal or purchase options pursuant to their applicable leases.
(2)Excludes 570,999 of operating square footage for a parking garage associated with one asset.
NLO’s Top 10 Industries by ABR as of March 31, 2023:

#	Industry	ABR	% of Total ABR	SF1	% of SF
1	Insurance	$22,374,488	15.8%	1,511,843	17.4%
2	Business Services	$20,743,210	14.7%	1,129,655	13.0%
3	Healthcare and Pharmaceuticals	$17,966,913	12.7%	1,040,726	12.0%
4	High Tech Industries	$11,439,927	8.1%	620,418	7.1%
5	Banking	$11,099,708	7.9%	789,345	9.1%
6	Advertising	$8,675,299	6.1%	375,277	4.3%
7	Capital Equipment	$8,526,081	6.0%	326,394	3.8%
8	Cargo Transportation	$5,450,032	3.9%	390,380	4.5%
9	Oil and Gas	$5,033,864	3.6%	275,725	3.2%
10	Media	$4,927,614	3.5%	332,236	3.8%
11	Other[2]	$25,128,215	17.8%	1,885,733	21.7%

__________________
(1)Excludes 570,999 of operating square footage for a parking garage associated with one asset.
(2)Includes ABR from tenants in the following industries: Consumer Services, Metals, Government, Utilities, Aerospace & Defense, Automotive, Construction & Building, Telecommunications, Electricity, Durable Consumer Goods, Finance, Real Estate, Chemicals, Plastics & Rubber, Environmental Industries, and Hotel and Leisure.
NLO’s top ten tenants represent approximately 50% of the portfolio on an ABR basis as of March 31, 2023.
NLO’s Top 10 Tenants by ABR as of March 31, 2023:

#	Tenant	State / Country	ABR	% of Total ABR	SF1	# of Properties	WALT [2]
1	KBR, Inc.	Texas	$17,031,687	12.0%	911,673	1	7.3
2	BCBSM, Inc.	Minnesota	$13,304,707	9.4%	1,059,882	6	3.8
3	JPMorgan Chase Bank, N.A.	Florida, Texas	$8,890,947	6.3%	664,961	3	6.2
4	FedEx Corporation	Tennessee	$5,450,032	3.9%	390,380	1	16.7
5	Total E&P Norge AS	Norway	$5,033,864	3.6%	275,725	1	8.2
6	McKesson Corporation (US Oncology)	Texas	$4,405,618	3.1%	204,063	1	0.8
7	Siemens AS	Norway	$4,371,593	3.1%	165,904	1	2.7
8	CVS Health Corporation	Arizona	$4,300,000	3.0%	354,888	1	15.8
9	Omnicom Group, Inc.	California	$3,960,930	2.8%	120,000	1	5.5
10	Pharmaceutical Product Development, LLC	North Carolina	$3,905,052	2.8%	219,812	1	10.7
Top 10 Tenants Total			$70,654,430	50.0%	4,367,288	17	7.2
__________________
(1)Excludes 570,999 of operating square footage for a parking garage associated with one asset.
(2)Assumes parties do not exercise any renewal or purchase options pursuant to their applicable leases.
NLO’s U.S. and European properties represent approximately 89% and 11%, respectively, of the portfolio on an ABR basis as of March 31, 2023.
NLO’s Geographic Diversification by ABR as of March 31, 2023:

#	State	ABR	% of Total ABR	SF1	# of Properties	WALT[2]
1	Texas	$35,673,003	25.2%	2,173,209	12	6.0
2	Minnesota	$23,087,959	16.3%	1,630,056	10	4.1
3	Arizona	$11,787,135	8.3%	813,608	4	7.7
4	Illinois	$9,150,409	6.5%	418,558	3	4.8
5	Florida	$8,819,929	6.2%	567,459	4	5.2
6	California	$6,805,247	4.8%	187,681	2	4.3
7	Tennessee	$5,450,032	3.9%	390,380	1	16.7
8	Michigan	$4,928,543	3.5%	353,951	5	5.3
9	North Carolina	$4,322,453	3.1%	247,582	2	9.8
10	Iowa	$3,253,907	2.3%	191,700	1	7.6
11	Pennsylvania	$2,850,808	2.0%	194,162	2	4.7
12	Wisconsin	$2,289,868	1.6%	201,965	2	6.6
13	Massachusetts	$1,850,240	1.3%	132,160	1	4.2
14	Virginia	$1,724,503	1.2%	93,333	1	3.8
15	New Mexico	$1,473,000	1.0%	94,649	1	6.2
16	New Jersey	$888,170	0.6%	65,567	1	1.9
17	Missouri	$741,760	0.5%	78,080	1	2.0
18	Georgia	$600,328	0.4%	50,600	1	7.9
U.S. Total		$125,697,295	88.9%	7,884,700	54	6.0
__________________
(1)Excludes 570,999 of operating square footage for a parking garage associated with one asset.
(2)Assumes parties do not exercise any renewal or purchase options pursuant to their applicable leases.

#	Country	ABR	% of Total ABR	SF	# of Properties	WALT[1]
1	Norway	$9,405,457	6.7%	441,629	2	5.7
2	United Kingdom	$5,237,340	3.7%	298,003	2	5.2
3	Poland	$1,025,260	0.7%	53,400	1	1.4
Europe Total		$15,668,057	11.1%	793,032	5	5.2
__________________
(1)Assumes parties do not exercise any renewal or purchase options pursuant to their applicable leases.
Historical Rent Collection:

Period	Q1 ‘23	Q4 ‘22	Q3 ‘22	Q2 ‘22	Q1 ‘22	Q4 ‘21	Q3 ‘21	Q2 ‘21	Q1 ‘21	Q4 ‘20
% Collected[1]	100.0%	100.0%	100.0%	100.0%	99.9%	100.0%	100.0%	100.0%	100.0%	100.0%
__________________
(1)Based on total contractual rent collected for the applicable period divided by total contractual rent charged for the applicable period.
Competition
NLO competes with public and private real estate companies and developers, domestically and internationally, that operate and sell office assets, many of which are similar to NLO’s assets. In operating and managing its office portfolio, NLO competes for tenants based on a number of factors, including rental rate, location, and flexibility. As a seller of office assets, NLO competes for buyers based on a number of factors, including sale price, location, quality, remaining lease term, and tenant quality. In general, NLO believes that the Advisor’s experience in real estate, credit underwriting, and transaction structuring will allow it to compete effectively; however, competitors may be willing to accept rates of return, lease terms, other transaction terms, or levels of risk that NLO finds unacceptable.
Insurance
NLO has comprehensive liability casualty, flood, terrorism and rental loss insurance policies on its properties. NLO believes the policy specifications and insured limits are appropriate and adequate for its properties given the relative risk of loss, the cost of the coverage, and industry practice; however, NLO’s insurance coverage may not be sufficient to fully cover its losses.
Government Approval
Outside of routine business filings, NLO does not believe that it is necessary to obtain any government approval in order to operate its business.
Government Regulations
NLO’s business is subject to numerous governmental regulations, including regulations relating to the ownership of real estate, environmental law, regulations governing REITs and other regulations. For additional information, please refer to the discussion in “Risk Factors – Risks Related to Our Properties and Business.”
Compliance with Environmental Laws
NLO is subject to various federal, state, territorial and local environmental laws, environmental ordinances and environmental regulations. A discussion of these and other risks related to environmental matters are described in more detail in “Risk Factors – Risks Related to Our Properties and Business.”
Legal Proceedings
NLO’s various claims and lawsuits arising in the normal course of business are pending against it. The results of these proceedings are not expected to have a material adverse effect on its consolidated financial position or results of operations.

Human Capital Management and Employees
NLO is managed by the Advisor pursuant to the Advisory Agreements. All of NLO’s executive officers are employees of the Advisor or its affiliates. NLO does not expect to have any employees. As of March 31, 2023, NLO’s Advisor had 194 employees available to perform services under the Advisory Agreements. See “Management – Advisory Agreements.”

MANAGEMENT
Executive Officers Following the Separation
The following table sets forth certain information as of the record date for the Distribution concerning our executive officers following the Separation:

Name	Age	Title

The Board Following the Distribution
Following the Distribution, we expect that our Board will consist of the trustees set forth below, who will be divided as equally as possible into three separate classes. The initial terms of the first, second and third classes will expire at the second, third, and fourth annual meetings of shareholders, respectively, held following the Distribution. Initially, shareholders will elect only one class of trustees each year. Shareholders will elect successors to trustees of the first class for a two-year term and successors to trustees of the second class for a one-year term, in each case upon the expiration of the terms of the initial trustees of each class. Commencing with the 2027 annual meeting of shareholders, each trustee shall be elected annually for a term of one year and shall hold office until the next succeeding annual meeting and until a successor is duly elected and qualifies.
The information presented below highlights each trustee’s specific experience, qualifications, attributes, and skills. We believe that all of our trustees have a reputation for integrity, honesty, and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to NLO and our Board. We also value the additional perspective that comes from serving on other companies’ boards of directors and board committees. We will continue to review the composition of the Board in an effort to assemble a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in various areas.
The following table sets forth certain information as of the record date for the Distribution concerning our trustees following the Separation:

Name	Age

Committees of the Board
Our Board has three standing committee that performs certain delegated functions of the Board: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each Committee is composed entirely of independent trustees within the meaning of our trustee independence standards and our Corporate Governance Guidelines, which reflect the NYSE independence standards and the audit committee requirements of the SEC.
Each Committee operates under a written charter, which was reviewed by their respective committee members during            . Our Board may, from time to time, establish certain other committees to facilitate oversight over the management of the company. The charter of each of our standing committees will be available on our company’s website:                         .

Audit Committee
Responsibilities
Members Following the Distribution: (Chair) Independent:
•Oversee compliance with legal and regulatory requirements;
•Oversee the integrity of our financial statements;
•Provide assistance to our Board in its oversight of cybersecurity, information technology, and other data privacy risks, and enterprise level risks that may affect our financial statements, operations, business continuity and reputation;
•Provide assistance to our Board in its oversight of our guidelines and policies with respect to enterprise risk management;
•Appoint, retain, and oversee our independent registered public accounting firm, approve any special assignments given to the independent registered public accounting firm, and review:
◦The scope and results of the audit engagement with the independent registered public accounting firm, including the independent registered public accounting firm’s letters to the Audit Committee;
◦The independence and qualifications of the independent registered public accounting firm;
◦The compensation of the independent registered public accounting firm;
◦The performance of our internal audit function;
◦Critical audit matters of the company; and
◦Any significant proposed accounting changes.

Our Board has determined that              qualifies as audit committee financial experts, as defined in Item 407(d) of Regulation S-K, and that all members of the Audit Committee are financially literate under the current listing standards of the NYSE and meet the SEC independence requirements for audit committee membership.

Compensation Committee
Responsibilities
Members Following the Distribution: (Chair) Independent:
•Conduct an annual review of and approve goals and objectives relating to the Advisor under the Advisory Agreements, including a performance evaluation of the Advisor based on such goals and objectives to help determine the Advisor’s compensation under future Advisory Agreements;
•Provide counsel to our Board regarding the performance of the Advisor and recommendations with respect to renewals and/or terminations of the Advisory Agreements; and
•Review the compensation of members of our Board.

Our Board has determined that all of the members of the Compensation Committee are “independent” within the meaning of our trustee independence standards, and the NYSE independence standards (including those applicable to Compensation Committee members), and are “non-employee directors” within the meaning of Rule

16b 3 of the Exchange Act. The Compensation Committee may delegate any or all of its responsibilities to a subcommittee of the Compensation Committee to the extent permitted by applicable law.

Nominating and Corporate Governance Committee
Responsibilities
Members Following the Distribution: (Chair) Independent:
•Provide counsel to our Board on a broad range of issues concerning the composition and operation of the Board;
•Develop and review the qualifications and competencies required for membership on our Board;
•Review and interview qualified candidates to serve on our Board;
•Oversee the structure, membership, and rotation of the committees of our Board;
•Oversee environmental, social and governance issues;
•Assess the effectiveness of the Board;
•Review and consider developments in corporate governance to ensure that best practices are being followed; and
•Board refreshment.

As part of these responsibilities, the Nominating and Corporate Governance Committee will annually solicit input from each member of the Board to review the effectiveness of its operation and all committees thereof. The review will consist of an assessment of its governance and operating practices, which includes our Corporate Governance Guidelines that, as more fully described below, govern the operation of the Board.
Advisory Agreements
Concurrently with or prior to the Distribution, (i) we and              will enter into the              Advisory Agreement and (ii) we and               will enter into the              Advisory Agreement, pursuant to which the Advisor will provide us with both strategic and day-to-day management services, including property management, property disposition support, investor relations and various administrative services. We will pay asset management fees to the Advisor and will also reimburse the Advisor for certain expenses incurred in providing services to us. Many of the services performed by the Advisor and its affiliates in managing our day-to-day activities are summarized below. This summary is provided to illustrate the material functions which the Advisor and its affiliates perform for us and it is not intended to include all of the services which may be provided to us by third parties.
The Advisor shall be deemed to be in a fiduciary relationship to us and our shareholders. Subject to the authority of our Board, the Advisor:
•provides advice to us, and acts on our behalf with respect to the financing, refinancing, holding, leasing and disposition of investments;
•takes the action and obtains the services necessary to effectuate the financing, refinancing, holding, leasing and disposition of investments;
•assists our Board in evaluating potential liquidity transactions for us and takes such actions as may be requested by our Board or as may otherwise be necessary or desirable to execute any liquidity transaction approved by our Board; and
•provides day-to-day management of our business activities and performs various administrative services for us as requested by the Board.

The term of the Advisory Agreements will end on             . The Advisory Agreements may be renewed for successive one-year periods, following an evaluation of the Advisor’s performance by our independent trustees. The Advisory Agreements may be amended only by the written agreement of its parties. All amendments to the Advisory Agreements must be approved by our independent trustees. During our current fiscal year, the Advisor has not yet received any compensation, as we have not yet begun our operations.
Additionally, the Advisory Agreements may be terminated:
•immediately by us, at the sole option of a majority of our independent trustees, upon the institution of proceedings for voluntary bankruptcy by, or the bankruptcy of, the Advisor or for “cause”;
•without cause or penalty by action of our trustees, a majority of our independent trustees or majority of our shareholders upon           written notice; or
•immediately with good reason by the Advisor.
“Cause” is defined in the Advisory Agreements to mean with respect to the termination of the Advisory Agreements, the occurrence of any of the following: (i) fraud, criminal conduct, willful misconduct or willful or negligent breach of fiduciary duty by the Advisor that, in each case, is determined by a majority of our independent trustees to be materially adverse to us, or (ii) a breach of a material term or condition of the Advisory Agreements which breach has not been cured within 30 days after written notice or, if the breach cannot be cured within 30 days by reasonable effort, the Advisor has not taken all necessary action within a reasonable time period to cure the breach.
“Good reason” is defined in the Advisory Agreements to mean either:
•any failure to obtain a satisfactory agreement from any successor to us to assume and agree to perform our obligations under the Advisory Agreements, or
•any material breach of the Advisory Agreements of any nature whatsoever by us; provided that the breach is of a material term or condition of the Advisory Agreements and we have not cured it within 30 days after written notice or, if the breach cannot be cured within 30 days by reasonable effort, we have not taken all necessary action without a reasonable time period to cure the breach.
If the Advisory Agreements are terminated without cause upon           notice, we will pay the Advisor accrued and unpaid fees and expense reimbursements earned prior to termination of the Advisory Agreement.
If the Advisory Agreements are terminated or not renewed, we will pay the Advisor accrued and unpaid fees and expense reimbursements earned prior to termination or non-renewal of the Advisory Agreements. The Advisor and its affiliates engage in other business ventures and, as a result, their resources will not be dedicated exclusively to our business. For more information, see “Conflicts of Interest.” However, pursuant to the Advisory Agreements, the Advisor must devote sufficient resources to the administration of us to discharge its obligations. The Advisory Agreements are not assignable or transferable by either party without the consent of the other party, except that we may assign or transfer an Advisory Agreement to a successor entity and the Advisor may assign an Advisory Agreements to an entity that is directly or indirectly controlled by WPC. In addition, the Advisor may subcontract some of its duties to affiliates without our consent so long as the Advisor remains liable for their performance. Our Board shall determine that any successor advisor possesses sufficient qualifications to perform the advisor functions and to justify the compensation provided for in its contract with us.
The actual terms and conditions of transactions involving our assets shall be determined in the sole discretion of the Advisor, subject at all times to compliance with the foregoing requirements.
Some types of transactions require the prior approval of the Board, including a majority of the independent trustees and a majority of trustees not interested in the transaction, including the following:
•investment decisions that may not be reasonably expected to fulfill our objectives and policies;

•investments made through co-investments with WPC, the Advisor or their affiliates;
•transactions that present issues which involve potential conflicts of interest for the Advisor or its affiliates (other than potential conflicts involving the payment of fees or the reimbursement of expenses);
•the lease of assets to WPC, the Advisor or its affiliates, or to any trustee of us;
•any sale of an investment asset from or to the Advisor or any of its affiliates; and
•the retention of any affiliate of the Advisor to provide services to us not expressly contemplated by the Advisory Agreements and the terms of such services by such affiliate.
We will pay to the Advisor compensation for services it provides to us, including reimbursement for the costs related thereto. Specifically, we will be required to pay the Advisor and its affiliates a $           expense reimbursement fee per annum, which is payable in arrears and is intended to reimburse the Advisor or its affiliates for the costs of rent, goods, material and personnel incurred by them based upon the compensation of the persons involved and an appropriate share of the overhead allocable to those persons. In addition, we will be required to reimburse the Advisor and its affiliates for all other costs they may incur in connection with certain other services provided to us pursuant to the Advisory Agreements, where those costs are not directly paid by us, including, but not limited to:
•interest and other costs for borrowed money, including discounts, points and other similar fees;
•taxes and assessments on income, to the extent advanced or paid by the Advisor, or on assets and taxes as an expense of doing business;
•certain insurance costs in connection with our business;
•expenses of managing and operating assets owned by us, whether payable to an affiliate of the Advisor or a non-affiliated person;
•fees and expenses of legal counsel, auditors and accountants;
•payments to trustees for expenses in connection with trustees and shareholder meetings;
•expenses relating to maintaining our listing of shares on the NYSE;
•expenses in connection with dividend payments;
•expenses of organizing, revising, amending, converting, modifying, or terminating our company, our operating company, or the governing instruments of our company or of our operating company;
•expenses of maintaining communication with our shareholders, including the cost of mailing annual reports and other shareholder reports, proxy statements and other reports required by governmental entities; and
•expenses related to dispositions and other fees relating to making dispositions, including costs of retaining industry or economic consultants and finder’s fees and similar payments;
provided, however, that any expenses described in the preceding bulleted paragraph that are shared expenses among us, other entities managed by the Advisor and its affiliates and the Advisor for their own account, will be allocated based on a reasonable assessment of the percentage of costs incurred on our behalf, the Advisor and each entity managed by the Advisor, or such other methodology as may be approved by the Board (including a majority of the independent trustees).
We do not have any agreements requiring WPC or its affiliates to provide services to us other than the Advisory Agreements with the Advisor. As of the date of this information statement, we have not yet paid or accrued any fees to the Advisor for services relating to the identification, evaluation, negotiation and sale of properties. If the Advisory Agreements are not renewed by us or are terminated by us without cause or with good reason by the

Advisor, we will pay all accrued and unpaid fees and expense reimbursements. For more information, see “Management Compensation.”
Our Board has authorized the Advisor to retain one or more subadvisors to assist the Advisor with asset management, including the following:
•assisting the Advisor in negotiating in terms of any borrowing, including lines of credit and any long-term financing; and
•assisting the Advisor in arranging for and negotiating the sale of assets.
If the Advisor retains any subadvisor to assist in providing asset management services to us, the Advisor will pay such subadvisor a portion of the asset management fees that it receives from us. We will not pay any additional fees to a subadvisor.
Corporate Governance
We believe a company’s reputation for integrity and serving its shareholders responsibly is of critical importance. We are committed to managing the company for the benefit of our shareholders and are focused on maintaining good corporate governance.
Corporate Governance Guidelines
The Advisor is charged with assessing and managing risks associated with our business on a day-to-day basis. We rely on the Advisor’s internal processes to identify, manage and mitigate material risks and to communicate with the Board or trustees. The Board’s role is to oversee the Advisor’s execution of these responsibilities and to assess the Advisor’s approach to risk management on our behalf. In order to review and understand risk identification, management and mitigation strategies, the Board and the Audit Committee receive reports at their regular meetings from representatives of the Advisor on areas of material risk to NLO.
Code of Business Ethics
We maintain a Code of Business Ethics that applies to our trustees and officers, and addresses items such as (i) our policy on political contributions, (ii) disclosures and financial reporting, and (iii) protection and use of company assets. The Board adopted the Code of Business Ethics to codify and formalize certain policies and principles that help ensure our business is conducted in accordance with the highest standards of ethical behavior. We will conduct annual training with our employees regarding ethical behavior and require all employees to acknowledge the terms of, and abide by, our Code of Business Ethics. The full text of our Code of Business Ethics will be available on our company’s website at                . We intend to disclose any future amendments to, or waivers of, certain provisions of our Code of Business Ethics applicable to our officers and trustees on our website, within five business days following such amendment or waiver, or as otherwise required by the SEC or the NYSE.
Shareholder Recommendations
The Nominating and Corporate Governance Committee’s policy is to consider candidates recommended by our shareholders. The shareholder must submit proof of NLO share ownership along with a detailed resume of the candidate and an explanation of the reasons why the shareholder believes the candidate is qualified for service on our Board. The shareholder must also demonstrate how the candidate satisfies our Board’s criteria and provide such other information about the candidate as would be required by the SEC rules to be included in a proxy statement, as well as our Bylaws. The consent of the candidate must be included along with a description of any arrangements or undertakings between the shareholder and the candidate regarding the recommendation. All communications are to be directed to the Lead Trustee of the Board and sent to the address noted under “– Communications with the Board” in this information statement on page 104.
A shareholder desiring to recommend a candidate for consideration by the Nominating and Corporate Governance Committee must deliver the recommendation along with the information noted above not more than 150 days nor less than 120 days prior to the first anniversary of the date the company’s Proxy Statement is released to shareholders for the previous year’s annual meeting of shareholders in order to be considered timely for consideration at next year’s annual meeting of shareholders. Properly submitted shareholder recommendations will be evaluated by the Nominating and Corporate Governance Committee using the same criteria used to evaluate other trustee candidates.
Proxy Access
Our Bylaws provide for proxy access, thereby giving our shareholders an even greater voice in trustee elections. A shareholder, or a group of up to 20 shareholders, owning at least 3% of the our outstanding common stock continuously for at least three years may include in our proxy materials trustee nominees constituting up to the greater of two trustees or 20% of the number of trustees on the Board, provided that the shareholder and the nominees satisfy the eligibility requirements in our Bylaws.
Board Independence
Our Board has determined that each of our current trustees, except for             , has no material relationship with us (either directly or indirectly through an immediate family member or as a partner, shareholder or officer of an organization that has a relationship with us) and is “independent” within the meaning of our trustee independence standards and NYSE independence standards. Our Board established and employed categorical standards, which mirror NYSE independence requirements, in determining whether a relationship is material and thus would disqualify a trustee from being independent.
Non-Executive Independent Lead Trustee of the Board
The positions of Lead Trustee of the Board and Chief Executive Officer are separate in recognition of the differences between the two roles.          serves as the Board’s Lead Trustee, while          serves as our Chief Executive Officer. The Board believes this is the most appropriate structure for us at this time and encourages the free and open dialogue of competing views while providing for strong checks and balances. In addition, this structure permits the Lead Trustee to serve as a liaison between the Board, including the independent trustees on the Board, and our executive management, and permits the Chief Executive Officer focus more time on our operations, dispositions and strategic planning.
Among other things, the Lead Trustee presides at all executive sessions of the independent trustees, reviews Board meeting agendas, assists in the recruitment and selection of new trustees, and assists in the annual performance review of our Chief Executive Officer.
Board Role in Risk Oversight
Our Board has overall responsibility for risk oversight with a focus on the more significant risks facing our company, which includes the impact of COVID-19. The Board reviews and oversees our enterprise risk management (“ERM”) program, which is a company-wide program designed to effectively and efficiently identify and assess the Advisor’s visibility into critical company risks and to facilitate the incorporation of risk considerations into decision making. The ERM program will do this by clearly defining risks facing the company and bringing together the Advisor to discuss these risks. This will promote visibility and constructive dialogue around risk at the Advisor and Board levels, and facilitates appropriate risk response strategies. Throughout the year, as part of the ERM program, the Advisor and the Board will jointly discuss major risks that face our business.
While the Board oversees the overall risk management process for NLO, each of the Board’s committees also assists the Board in this oversight with respect to the following risks:
•The Audit Committee oversees our risk policies and processes relating to the financial statements and financial reporting procedures, focusing on internal controls, as well as key credit risks, liquidity risks, cybersecurity risks, information technology risks, data privacy risks, market risks and compliance, and the guidelines, policies and procedures for monitoring and mitigating those risks and discuss major enterprise-level risk exposures;

•The Compensation Committee monitors the risks associated with the Advisor, including evaluating the effect the Advisor’s compensation structure may have on risk decisions; and
•The Nominating and Corporate Governance Committee oversees the risk related to our governance structure and processes and risks arising from related party transactions.
By assigning such responsibilities, the Board believes it can more effectively identify and address risk. Throughout the year, the Board, and each of the Board’s committees will review and discuss specific risk topics in significant detail in their respective meetings.
Executive and Trustee Compensation
We have no employees to whom we pay salaries. We do not intend to pay any annual compensation to our officers for their services as officers; however, we will reimburse the Advisor for the services of its personnel, including those who serve as our officers, pursuant to the Advisory Agreements. For more information, see “– Advisory Agreements” above, for a description of the contractual arrangements between us and the Advisor and its affiliates.
We will pay each independent trustee (who is not an officer) an annual cash retainer of $            and            . In addition, the Chairperson of our Audit Committee in 2023 will receive an annual cash retainer of  $             during the year.
Meetings and Attendance
Although we have no policy with regard to attendance of our trustees at our annual meeting of shareholders, it is customary for, and we expect, all trustees to attend.
To ensure free and open discussion among the independent directors, only independent trustees attend executive sessions of our Board and Committee meetings unless, under certain circumstances, management is invited.
Communications with the Board
Shareholders and other interested parties may communicate with the Lead Trustee of our Board or with the non-employee trustees, as a group, by either of the following methods:

Email:	Mail: Lead Trustee of the Board of Trustees c/o NLO Corporate Secretary One Manhattan West 395 9th Avenue, 58th Floor New York, New York 10001
All appropriate correspondence will be promptly forwarded by the Corporate Secretary to the Lead Trustee of our Board.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Related Person Transactions
This section summarizes material agreements between us and certain related parties and agreements between us and WPC and certain of its subsidiaries that will govern the ongoing relationships between the two companies after the Distribution. The agreements with WPC and/or certain of its subsidiaries are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which would be negotiated at arm’s-length, may be entered into between us and WPC and/or certain of its subsidiaries after the Distribution. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and are incorporated herein by reference. For a more complete description of the conflicts of interest that may arise, see “Conflicts of Interest.” We operate pursuant to certain policies and procedures for the review, approval or ratification of our transactions with related persons. These policies include the following:
•Transactions with the Advisor. Except for transactions under the Advisory Agreements or as otherwise described in this information statement, we will not purchase goods or services from the Advisor or its affiliates unless a majority of our trustees, including a majority of our independent trustees, not otherwise interested in the transactions approve such transactions as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.
•Transactions with the Advisor and its Affiliates. We will not lease properties in which the Advisor, a trustee or any of their respective affiliates has an ownership interest without a determination by a majority of our trustees, including a majority of our independent trustees, not otherwise interested in such transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the investment to the Advisor or its affiliates, unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. We will not sell investments or lease properties to the Advisor, a trustee or any of their respective affiliates unless a majority of our trustees, including a majority of our independent trustees, not otherwise interested in the transaction determine the transaction is fair and reasonable to us.
•Loans. We will not make any loans to the Advisor or its affiliates or to our trustees except loans to wholly-owned subsidiaries. We may not borrow money from any of our trustees or from the Advisor and its affiliates unless approved by a majority of our trustees (including a majority of the independent trustees) not otherwise interested in the transaction, as fair, competitive and commercially reasonable, and no less favorable to us than loans between unaffiliated parties under the same circumstances.
Agreements with WPC and its Subsidiaries
Following the Distribution, we and WPC will operate as public entities. To govern certain ongoing relationships between us and WPC after the Distribution, and to provide mechanisms for an orderly transition, we and WPC and/or certain of its subsidiaries intend to enter into agreements pursuant to which certain services and rights will be provided for following the Distribution, and we and WPC and/or certain of its subsidiaries will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with WPC and/or certain of its subsidiaries.
Separation and Distribution Agreement
Concurrently with or prior to the Distribution, we and WPC will enter into the Separation and Distribution Agreement. We and WPC and/or certain of its subsidiaries will also enter into other agreements prior to the Distribution that will effectuate the Separation and the Distribution, provide a framework for our relationship with WPC after the Distribution and provide for the allocation between us and WPC of WPC’s assets, liabilities and obligations (including its investments, property, and tax-related assets and liabilities) attributable to periods prior to, at and after NLO’s separation from WPC, such as the Tax Matters Agreement and the Advisory Agreements. The forms of the agreements listed above have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part. For more information regarding these agreements, please refer to the discussion under “The Separation and the Distribution – The Separation and Distribution Agreement” and “The Separation and the Distribution – Related Agreements.”
Tax Matters Agreement
Concurrently with or prior to the Distribution, WPC, us and applicable subsidiaries will enter into a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of WPC, us and applicable subsidiaries after the Distribution with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, tax covenants, tax indemnification, cooperation and information sharing. The Tax Matters Agreement will provide that (a) NLO and applicable subsidiaries will assume liability for property, income and transfer taxes related to the NLO properties and/or entities following the Distribution, and (b) WPC will assume liability for property, income and transfer taxes related to the WPC properties and/or entities following the Distribution. Our obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of WPC and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable law for such liabilities if WPC were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant.
Advisory Agreements
Concurrently with or prior to the Distribution, (i) we and              will enter into the              Advisory Agreement and (ii) we and               will enter into the              Advisory Agreement, pursuant to which the Advisor will provide us with both strategic and day-to-day management services, including property management, property disposition support, investor relations and various administrative services. We will pay asset management fees to the Advisor and will also reimburse the Advisor for certain expenses incurred in providing services to us.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Before the Distribution, all of the outstanding NLO common shares will be owned beneficially and of record by WPC or one of its subsidiaries. Immediately following the Distribution, NLO expects to have approximately          common shares outstanding based upon approximately            shares of WPC common stock outstanding on March 31, 2023, and after giving effect to the Distribution Ratio of one NLO common share for every             shares of WPC common stock. The foregoing amounts do not reflect any equity issued by either WPC after March 31, 2023, including subsequent issuances pursuant to WPC’s “at-the-market” and equity forward programs related to the sale of additional WPC common stock having an aggregate gross sales price of up to $1.0 billion. Following the Distribution, WPC and its subsidiaries will not own any NLO common shares.
The following table sets forth information with respect to the expected beneficial ownership of NLO common shares as of immediately after the Distribution (assuming the record date for the Distribution was             , 2023, and that they each maintain their respective ownership positions when the Distribution occurs) by (1) each person who is known by us who we believe will be a beneficial owner of more than 5% of NLO outstanding common shares immediately after the Distribution based on current publicly available information, (2) each identified trustee of NLO following the Distribution, (3) each identified named executive officer immediately after the Distribution and (4) all identified NLO executive officers and trustees as a group immediately after the Distribution.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options or other rights (as set forth above) held by that person that are currently exercisable or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise stated in the footnotes, shares are owned directly and the person has sole voting and investment power with respect to the securities owned by such person. Unless otherwise stated, the address of each named person is c/o NLO, One Manhattan West, 395 9th Avenue, 58th Floor, New York, New York 10001.

Name of Beneficial Owner	Expected Amount of Beneficial Ownership of Common Shares Immediately after the Distribution	Percent of Class
5% Shareholders

Trustees and Named Executive Officers
Named Executive Officers

Non-Employee Trustees

All trustees and officers as a group ( persons)
__________________
*Represents less than 1% of our common shares outstanding.

DESCRIPTION OF MATERIAL INDEBTEDNESS
As a result of these transactions, following the completion of the Separation, we expect to have approximately $           million in consolidated outstanding indebtedness and $           million in cash.

DESCRIPTION OF OUR SECURITIES
The following summary of the terms of the securities of NLO does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and the Declaration of Trust and our Bylaws, which will be in effect prior to the Distribution. Copies of the Declaration of Trust and Bylaws will be filed with the SEC and will be incorporated by reference as exhibits to the registration statement on Form 10 of which this information statement is a part, and the applicable provisions of Maryland law. See the section entitled “Where You Can Find More Information.”
General
Our Declaration of Trust authorizes us to issue up to              shares of beneficial interest, consisting of              common shares of beneficial interest, $0.001 par value per share and              preferred shares of beneficial interest, $0.001 par value per share.
Upon completion of the Distribution, we expect that we will have an aggregate of approximately               common shares of beneficial interest issued and outstanding, based on the number of issued and outstanding shares of WPC common stock as of the record date and no preferred shares of beneficial interest issued and outstanding.
Common Shares
Subject to the restrictions on ownership and transfer of our shares of beneficial interest discussed below under the caption “–Restrictions on Ownership and Transfer” and the voting rights of holders of outstanding shares of beneficial interest of any other class or series of our shares, holders of our common shares will be entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of trustees.
Holders of our common shares will be entitled to receive dividends if, as and when authorized by our Board and pursuant to our Declaration of Trust and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of beneficial interest of any class or series of our shares of beneficial interest having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares will not have preemptive, subscription, redemption, preference, exchange, conversion or appraisal rights. There will be no sinking fund provisions applicable to the common shares. All issued and outstanding common shares will be fully paid and nonassessable and will have equal dividend, distribution, liquidation and other rights and have no preference rights. The rights, powers, preferences and privileges of holders of our common shares will be subject to those of the holders of any of our preferred shares or any other class or series of shares of beneficial interest we may authorize and issue in the future.
Under Maryland law, a Maryland real estate investment trust generally may not amend its declaration of trust (with limited exceptions), or merge with or convert into another entity, unless the action is advised by its Board of Trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, our Declaration of Trust provides that any of these actions, once advised by our Board, may be approved by the affirmative vote of shareholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, unlike a Maryland corporation, a Maryland real estate investment trust is not required to obtain shareholder approval for a sale of all or substantially all of its assets or to dissolve, and such requirements are not required in the Declaration of Trust in order to provide the Trustees with additional flexibility in realizing the value of the Office Properties. See “– Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws.”
Further, under Maryland law, the declaration of trust of a Maryland real estate investment trust may permit the trustees, by a two-thirds vote, to amend the declaration of trust from time to time to qualify as a REIT under the Code or the Maryland real estate investment trust law, without the affirmative vote or written consent of the shareholders. Our Declaration of Trust permits such action by the Board.

The Board has the right to adopt and amend the Bylaws. Additionally, our Bylaws provide that shareholders may adopt, alter or repeal any provision in the Bylaws by the affirmative vote of a majority of the votes entitled to be cast on the matter, to the extent permitted by law. See “– Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws.”
Power to Reclassify and Issue Shares of Beneficial Ownership
Subject to the rights of holders of any outstanding of our preferred shares, our Board will be able to, without approval of holders of our common shares, classify and reclassify any unissued shares of beneficial interest into other classes or series of shares of beneficial interest, including one or more classes or series of shares of beneficial interest that have preference over our common shares with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common shares, and authorize us to issue the newly-classified shares of beneficial interest. Before authorizing the issuance of shares of beneficial interest of any new class or series, our Board will be required to set, subject to Maryland Law and the provisions in our Declaration of Trust relating to the restrictions on ownership and transfer of shares of beneficial interest, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of shares of beneficial interest. In addition, our Declaration of Trust authorizes our Board, with the approval of a majority of our Board and without shareholder approval, to amend our Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest, or the number of shares of beneficial interest of any class or series, that we are authorized to issue, subject to the rights of holders of our preferred shares. These actions will be able to be taken without the approval of holders of our common shares unless such approval is required by applicable law, the terms of any other class or series of our shares of beneficial interest or the rules of any stock exchange or automated quotation system on which any of our shares of beneficial interest are listed or traded.
Preferred Shares
Prior to issuance of shares of each class or series of preferred shares having terms not already established pursuant to our Declaration of Trust, our Board is required by Maryland law and our Declaration of Trust to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each such class or series. Our Board could authorize the issuance of preferred shares that have priority over our common shares with respect to dividends or rights upon liquidation or with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change of control of NLO that might involve a premium price for holders of our common shares or otherwise be in their best interests.
Restrictions on Ownership and Transfer
In order for us to qualify as a REIT for U.S. Federal income tax purposes, our shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year.
Our Declaration of Trust contains restrictions on the ownership and transfer of our shares of beneficial interest. Subject to the exceptions described below, our Declaration of Trust provides that no person or entity will be able to beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, with respect to any class or series of our shares of beneficial interest (including our common shares), more than 9.8% (in value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of such class or series of our shares of beneficial interest.
The constructive ownership rules under the Code are complex and may cause shares of beneficial interest owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of 9.8% or less of a class or series of our shares of beneficial interest, or the acquisition of an interest in an entity that owns our shares of beneficial interest, could, nevertheless, cause the acquirer or another individual or entity to own our shares of beneficial interest in excess of the ownership limit.

In addition, our Declaration of Trust provides that our Board will have the power to, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, exempt a person from the ownership limit or establish a different limit on ownership for a particular shareholder if the shareholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. As a condition to granting a waiver of the ownership limit or creating an excepted holder limit, our Board will be able, but will not be required, to require an opinion of counsel or IRS ruling satisfactory to our Board as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate.
In connection with granting a waiver of the ownership limit or creating or modifying an excepted holder limit, or at any other time, our Declaration of Trust provides that our Board will be able to increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) could beneficially own or constructively own, in the aggregate, more than 50% in value of the shares of our beneficial interest then outstanding or we would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person or entity whose percentage ownership of our shares of beneficial interest is in excess of the decreased ownership limit until the person or entity’s ownership of our shares equals or falls below the decreased ownership limit, but any further acquisition of our shares of beneficial interest will be subject to the decreased ownership limit.
Our Declaration of Trust also provides that:
•any person is prohibited from owning our shares of beneficial interest that, if effective, would cause us to constructively own more than 10% of the ownership interests, assets or net profits in (i) any of our tenants or (ii) any tenant of one of our direct or indirect subsidiaries, to the extent such ownership would cause us to fail to qualify as a REIT;
•any person is prohibited from beneficially or constructively owning our shares of beneficial interest that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and
•any person is prohibited from transferring our shares of beneficial interest if the transfer would result in our shares of beneficial interest being beneficially owned by fewer than 100 persons.
Our Declaration of Trust provides that any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of beneficial interest that will or may violate the ownership limit or any other restrictions on ownership and transfer of our shares of beneficial interest discussed above, and any person who owned or would have owned our shares of beneficial interest that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, will be required to give immediate written notice of such an event or, in the case of a proposed or attempted transfer, give at least five days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The provisions of our Declaration of Trust relating to the restrictions on ownership and transfer of our shares will not apply if our Board determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance is no longer required in order for us to qualify as a REIT.
Our Declaration of Trust provides that any attempted transfer of our shares of beneficial interest that, if effective, would result in our shares of beneficial interest being beneficially owned by fewer than 100 persons will be void ab initio and the intended transferee will acquire no rights in such shares of beneficial interest. Our Declaration of Trust provides that any attempted transfer of our shares of beneficial interest that, if effective, would result in a violation of the ownership limit (or other limit established by our Declaration of Trust or our Board), any person owning our shares of beneficial interest that, if effective, would cause us to constructively own more than 10% of the ownership interests, assets or net profits in (i) any of our tenants or (ii) any tenant of one of our direct or indirect subsidiaries, to the extent such ownership would cause us to fail to qualify as a REIT, or our being “closely held” under Section 856(h) of the Code or our otherwise failing to qualify as a REIT, will be void ab initio and the intended transferee will acquire no rights in such shares of beneficial interest and, if such voidness is not effective, the number of shares of beneficial interest causing the violation (rounded up to the nearest whole share) will be transferred automatically to a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. Our Declaration of Trust provides that if the transfer to the trust as described above does not occur or is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our shares, then the attempted transfer which, if effective, would have resulted in a violation on the restrictions of ownership and transfer of our shares, will be void ab initio and the intended transferee will acquire no rights in such shares of beneficial interest.
Our Declaration of Trust provides that our shares of beneficial interest held in the trust will be issued and outstanding shares of beneficial interest. The intended transferee may not benefit economically from ownership of any shares of beneficial interest held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of beneficial interest held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Our Declaration of Trust provides that any dividend or other distribution paid before we discover that the shares of beneficial interest have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Pursuant to our Declaration of Trust, subject to Maryland law, effective as of the date that the shares of beneficial interest have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by an intended transferee before our discovery that the shares of beneficial interest have been transferred to the trustee and to recast the vote in accordance with the direction of the trustee acting for the benefit of the charitable beneficiary of the trust.
Pursuant to our Declaration of Trust, within 20 days of receiving notice from us of a transfer of shares of beneficial interest to the trust, the trustee must sell the shares to a person, designated by the trustee, that would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our shares of beneficial interest in our Declaration of Trust. After such sale of the shares of beneficial interest, the interest of the charitable beneficiary in the shares of beneficial interest sold will terminate and the trustee must distribute to the intended transferee, an amount equal to the lesser of:
•the price paid by the intended transferee for the shares of beneficial interest or, if the intended transferee did not give value for the shares of beneficial interest in connection with the event that resulted in the transfer to the trust at the market price of the shares of beneficial interest on the day of the event that resulted in the transfer of such shares of beneficial interest to the trust; and
•the sales proceeds received by the trustee for the shares of beneficial interest.
Any net sales proceeds in excess of the amount payable to the intended transferee shall be paid to the charitable beneficiary.
Our Declaration of Trust provides that NLO shares of beneficial interest held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:
•the price per share in the transaction that resulted in the transfer to the trust or, in the case of a gift, devise or other such transaction, at market price, at the time of such gift, devise or other such transaction; and
•the market price on the date we accept, or our designee accepts, such offer.
The amount payable to the transferee may be reduced by the amount of any dividends or other distributions that we paid to the intended transferee before we discovered that the shares of beneficial interest had been transferred to the trust and that is owed by the intended transferee to the trustee as described above. We may accept the offer until the trustee has otherwise sold the NLO shares of beneficial interest held in the trust. Pursuant to our Declaration of Trust, upon a sale to us, the interest of the charitable beneficiary in the shares of beneficial interest sold will terminate and the trustee must distribute the net proceeds of the sale to the intended transferee and distribute any dividends or other distributions held by the trustee with respect to the shares of beneficial interest to the charitable beneficiary.
Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding NLO shares of beneficial interest, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of our preferred shares that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of our shares of beneficial interest and any person or entity (including the shareholder of record) who is holding our shares of beneficial interest for a beneficial owner or constructive owner will be required to, on request, disclose to us such information as we may request in order to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.
If our Board authorizes any of our shares of beneficial interest to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.
These restrictions on ownership and transfer of our shares of beneficial interest could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common shares or otherwise be in the best interests of our shareholders.
Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws
The following summary of certain provisions of Maryland law and of our Declaration of Trust and Bylaws is only a summary, and is subject to, and qualified in its entirety by reference to, our Declaration of Trust and Bylaws and the applicable provisions of Maryland law.
Election and Removal of Trustees
Our Declaration of Trust and Bylaws provide that the number of our trustees may be established, increased or decreased only by a majority of our Board but may not be more than fifteen. Under Maryland real estate investment trust law, we may not have fewer than one trustee. Our Declaration of Trust will initially divide our Board into three classes, denominated as Class I, Class II and Class III. Class I will serve until the 2025 annual meeting of shareholders, at which annual meeting such trustees will be elected to a term expiring at the 2026 annual meeting of shareholders. Class II will serve until the 2026 annual meeting of shareholders, at which annual meeting such trustees will be elected to a term expiring at the 2027 annual meeting of shareholders, and Class III will serve until the 2027 annual meeting of shareholders at which annual meeting all trustees will be elected to a term expiring at the 2028 annual meeting of shareholders. Commencing with the 2027 annual meeting of shareholders, each trustee shall be elected annually for a term of one year and shall hold office until the next succeeding annual meeting and until a successor is duly elected and qualifies.
Our Bylaws provide for the election of trustees, in uncontested elections, by a majority of the votes cast for and against such nominee at a meeting of shareholders duly called and at which a quorum is present. In contested elections, the election of trustees shall be by a plurality of all votes cast. If a nominee who is currently serving as a trustee is not re-elected, Maryland law provides that the trustee would continue to serve on the Board as a “holdover” trustee. However, under our Corporate Governance Guidelines, each trustee nominee who does not receive the required majority vote for election must submit a resignation. The Nominating and Corporate Governance Committee would then make a recommendation to the Board about whether to accept or reject the resignation or take other action. The Board would act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision and rationale within 90 days from the date the election results were certified. If the Board accepts a trustee’s resignation, it may fill the resulting vacancy or decrease the size of the Board as provided in our Bylaws.
Our Bylaws provide that any vacancy on our Board may be filled only by the affirmative vote of a majority of the remaining trustees in office, even if the remaining trustees do not constitute a quorum of the Board, except that a vacancy created by the removal of a trustee by shareholders may also be filled by the requisite vote or consent of shareholders set forth in our Bylaws.
Our Declaration of Trust also provides that, subject to the rights of holders of one or more classes or series of preferred shares to elect or remove one or more trustees, a trustee may be removed only for cause (defined as a conviction of a felony or a final judgment of a court of competent jurisdiction holding that such trustee caused demonstrable, material harm to the trust through willful misconduct, bad faith or active and deliberate dishonesty) and only by the affirmative vote of shareholders holding a majority of all of the shares then outstanding and entitled to vote generally in the election of trustees.
The holders of our common shares will not have cumulative voting rights in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election.
Amendment to Declaration of Trust and Bylaws
Amendments to our Declaration of Trust must be advised by our Board and approved by the affirmative vote of our shareholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our Declaration of Trust may also be amended by our Board without shareholder approval as allowed under Maryland law, in any manner in which the charter of a Maryland corporation may be amended without shareholder approval and as provided in our Declaration of Trust. Each of our Board and our shareholders, by the affirmative vote of not less than a majority of all shares then outstanding and entitled to be cast on the matter, have the power to amend our Bylaws.
No Shareholder Rights Plan
We do not have a shareholder rights plan, and will not adopt a shareholder rights plan in the future without (i) the prior approval of our shareholders by the affirmative vote of a simple majority of our shareholders or (ii) seeking ratification from our shareholders within 12 months of adoption of such rights plan if our Board determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior shareholder approval.
Business Combinations
Under the Business Combination Act, certain “business combinations” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, and, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:
•any person (other than the trust or a subsidiary) who beneficially, directly or indirectly, owns 10% or more of the voting power of the trust’s outstanding shares after the date on which the trust had 100 or more beneficial owners of shares; or
•an affiliate or associate of the trust who, at any time within the two-year period before the date in question and after the date on which the trust had 100 or more beneficial owners of its shares, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the trust’s then-outstanding voting shares of the trust.
A person is not an interested shareholder under the Business Combination Act if the Board approves in advance the transaction by which the person otherwise would have become an interested shareholder. In approving the transaction, the Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board.

After the five-year prohibition, any business combination between the Maryland trust and the interested shareholder generally must be recommended by the Board and approved by the affirmative vote of at least:
•80% of the votes entitled to be cast by holders of outstanding voting shares of the trust; and
•two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the trust other than voting shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.
These super-majority vote requirements do not apply if the holders of the trust’s common shares receive a minimum price, as defined under the Business Combination Act, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.
As permitted under Maryland law, we have elected by resolution of our Board to opt out of the foregoing provisions on business combinations. However, we cannot assure you that our Board will not opt to be subject to such provisions in the future, including opting to be subject to such provisions retroactively.
Control Share Acquisitions
The MCSAA provides that a holder of control shares of a Maryland real estate investment trust acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by employees who are trustees of the trust are excluded from shares entitled to vote on the matter. Control shares are voting shares that, if aggregated with all other shares owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise or direct voting power in electing trustees within one of the following ranges of voting power:
•one-tenth or more but less than one-third;
•one-third or more but less than a majority; or
•a majority or more of all voting power.
Control shares do not include shares the acquirer is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from us. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the Board to call a special meeting of shareholder to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.
If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then the trust may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last acquisition of control shares by the acquiring person in a control share acquisition; or, if a meeting of shareholders is held at which the voting rights of the shares are considered and not approved, then as of the date of the meeting. If voting rights for control shares are approved at a shareholders meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority of the voting power, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The MCSAA does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the Declaration of Trust or Bylaws of the trust.
Our Bylaws contain a provision exempting any acquisition of our shares by any person from the foregoing provisions on control shares. In the event that our Bylaws are amended to modify or eliminate this provision, certain acquisitions of outstanding shares of our common shares may constitute control share acquisitions and may be subject to the MCSAA.
Unsolicited Takeovers
The Maryland Unsolicited Takeover Act (Title 3, Subtitle 8 of the MGCL) (the “MUTA”) permits a Maryland real estate investment trust with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect, by provision in its Declaration of Trust or Bylaws or a resolution of its Board and without the need for shareholder approval, and notwithstanding any contrary provision in the Declaration of Trust or Bylaws, unless the Declaration of Trust or a resolution adopted by the Board prohibits such election, to be subject to any or all of five provisions, including:
•a classified Board;
•a two-thirds vote requirement for removing a trustee;
•a requirement that the number of trustees be fixed only by vote of the trustees;
•a requirement that a vacancy on the Board be filled only by the affirmative vote of a majority of the remaining trustees and for the remainder of the full term of the class of trustees in which the vacancy occurred and until a successor is elected and qualifies; and
•a provision that a special meeting of shareholders must be called upon shareholder request only on the written request of shareholders entitled to cast a majority of the votes entitled to be cast at the meeting.
Our Declaration of Trust provides that we are prohibited from electing to be subject to any or all of the provisions of the MUTA unless such election is first approved by the affirmative vote of shareholders of not less than a majority of all shares of ours then outstanding and entitled to be cast on the matter.
Through provisions in our Declaration of Trust and Bylaws unrelated to the MUTA, (1) our Board will be classified until the 2027 annual meeting of shareholders, (2) a trustee may be removed only for cause and only by the affirmative vote of a majority of the shares then outstanding and entitled to vote generally in the election of trustees, (3) the Board has the exclusive power to fix the number of trustees, and (4) we require the request of shareholders entitled to cast a majority of all votes entitled to be cast at the meeting to call a special meeting (unless the special meeting is called by our Board, our Chief Executive Officer or the Lead Trustee of our Board as described below under “– Special Meetings of Shareholders”).
Special Meetings of Shareholders
Our Board or the Lead Trustee of our Board or Chief Executive Officer may call a special meeting of our shareholders. Our Bylaws provide that a special meeting of our shareholders to act on any matter that may properly be considered at a meeting of our shareholders must also be called by our secretary upon the written request of shareholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our Bylaws.
Shareholder Action by Written Consent
Our Declaration of Trust permits shareholder action by consent in lieu of a meeting to the extent permitted by our Bylaws. Our Bylaws provide that any action required or permitted to be taken at any meeting of the holders of common shares entitled to vote generally in the election of trustees may be taken without a meeting (a) if a unanimous consent setting forth the action is given in writing or by electronic transmission by each shareholder entitled to vote on the matter and filed with the minutes of proceedings of the shareholders or (b) if the action is advised, and submitted to the shareholders for approval, by our Board and a consent in writing or by electronic transmission of shareholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders is delivered to us in accordance with the MGCL. We will give notice of any action taken by less than unanimous consent to each shareholder not later than ten days after the effective time of such action.
Competing Interests and Activities of Our Trustees and Officers
Our Declaration of Trust provides that we have the power to renounce, by resolution of the Board, any interest or expectancy in, or in being offered an opportunity to participate in, business opportunities or classes or categories of business opportunities that are (i) presented to us or (ii) developed by or presented to one or more of our trustees or officers.
Advance Notice of Trustee Nomination and New Business
Our Bylaws provide that nominations of individuals for election as trustees and proposals of business to be considered by shareholders at any annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board or any duly authorized committee of our Board or (3) by any shareholder present in person or by proxy who was a shareholder of record both at the time of provision of notice by the shareholders and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has complied with the advance notice procedures of our Bylaws. Shareholders generally must provide notice to our secretary not earlier than the 150th day nor later than the close of business on the 120th day before the first anniversary of the date of our proxy statement for the preceding year’s annual meeting.
Only the business specified in the notice of the meeting may be brought before a special meeting of our shareholders. Nominations of individuals for election as trustees at a special meeting of shareholders may be made only (1) by or at the direction of our Board or any duly authorized committee of our Board or (2) if the special meeting has been called in accordance with our Bylaws for the purpose of electing trustees, by any shareholder who is a shareholder of record both at the time of provision of notice and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our Bylaws. Shareholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees of our Board to be elected at the meeting.
A shareholder’s notice must contain certain information specified by our Bylaws about the shareholder, its affiliates and any proposed business or nominee for election as a trustee, including information about the economic interest of the shareholder, its affiliates and any proposed nominee in us.
Effect of Certain Provisions of Maryland Law and our Declaration of Trust and Bylaws
The restrictions on ownership and transfer of our shares discussed under the caption “ – Restrictions on Ownership and Transfer” prohibit any person from acquiring, with respect to any class or series of NLO’s shares of beneficial interest, more than 9.8% (in value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of such class or series of NLO’s shares of beneficial interest, including our common shares, without the approval of our Board. These provisions may delay, defer or prevent a change in control of us. Further, subject to the rights of holders of preferred shares, our Board has the power to increase the aggregate number of authorized shares, or the number of authorized shares of any class or series, and to classify and reclassify any unissued NLO shares of beneficial interest into other classes or series of shares, and to authorize us to issue the newly-classified shares, as discussed above under the captions “ – Common Shares” and “ – Power to Reclassify and Issue Shares of Beneficial Ownership,” and could authorize the issuance of shares of common shares or another class or series of shares, including a class or series of preferred shares, that could have the effect of delaying, deferring or preventing a change in control of us. We believe that the power to increase the aggregate number of authorized shares and to classify or reclassify unissued shares of common or preferred shares, without approval of holders of our common shares, provides us with increased flexibility in structuring possible future financings and in meeting other needs that might arise.
The staggered terms of trustees may also delay, defer or prevent an attempt to change control of NLO through a tender offer or proxy contest. In addition, our Declaration of Trust and Bylaws also provide that the number of trustees may be established only by our Board and that trustees may only be removed for cause. The provisions of our Bylaws discussed above under the captions “ – Special Meetings of Shareholders” and “ – Advance Notice of Trustee Nomination and New Business” require shareholders seeking to call a special meeting, nominate an individual for election as a trustee or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our Board and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a shareholder proponent’s interest in us and adequate time to consider shareholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our shareholders to remove incumbent trustees or fill vacancies on our Board with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common shareholders or otherwise be in the best interest of our shareholders.
Exclusive Forum
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland (and any shareholder that is a party to any action or proceeding pending in such Court shall cooperate in having the action or proceeding assigned to the Business & Technology Case Management Program), or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our present or former trustees, officers, other employees or agents to us or to our shareholders, (c) any action asserting a claim against us or any of our present or former trustees, officers, other employees or agents arising pursuant to any provision of the Maryland real estate investment trust law or our Declaration of Trust or Bylaws or (d) any action asserting a claim against us or any of our present or former trustees or officers or other employees that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to claims under the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.
Limitation of Liability and Indemnification of Trustees and Officers
Maryland law permits us to include a provision in our Declaration of Trust eliminating the liability of our trustees and officers to us and our shareholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) a final judgment based upon a finding that his or her action or failure to act was the result of active and deliberate dishonesty by the trustee or officers and was material to the cause of action adjudicated. Our Declaration of Trust contains a provision that eliminates our trustees’ or officers’ liability to us and our shareholders for money damages to the maximum extent permitted by Maryland law. Maryland law also permits us to include a provision in our Declaration of Trust providing that none of our shareholders will be personally liable by reason of such shareholder’s status as a shareholder for any of our obligations.
Maryland law permits us and our Declaration of Trust and our Bylaws require us to indemnify a present or former trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits us to indemnify our present and former trustees and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party to, or witness in, by reason of their service in those or certain other capacities unless it is established that:
•the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•the trustee or officer actually received an improper personal benefit in money, property or services; or
•in the case of any criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful.
However, Maryland law prohibits us from indemnifying a trustee or officer who has been adjudged liable in a suit by us or on our behalf or in which the trustee or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the trustee or officer is fairly and reasonably entitled to indemnification, even though the trustee or officer did not meet the standard of conduct for indemnification set forth above or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.
Our Declaration of Trust and our Bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:
•any present or former trustee or officer against any claim or liability to which he or she may become subject by reason of service in such capacity; or
•any individual who, while a trustee or officer of our trust and at our request, serves or has served as a director, trustee, officer, partner, member or manager of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in such capacity.
Our Declaration of Trust and Bylaws provide that we have the power, with approval of our Board, to provide such indemnification and advance of expenses to a person who served a predecessor of us in any such capacity described above and to any employee or agent of us or a predecessor of us.
Indemnification Agreements
We have entered into an indemnification agreement with each of our trustees and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees or executive officers, we have been informed that, in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
We have purchased and maintain insurance on behalf of all of our trustees and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required to have the power to indemnify them against the same liability.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
This section summarizes the material U.S. federal income tax considerations associated with an investment in our common shares. For purposes of this discussion, references to “we,” “our” and “us” mean only NLO and do not include any of its subsidiaries, except as otherwise indicated. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders of our common shares. The summary is based on the Code, final, temporary and proposed U.S. Treasury regulations, administrative rulings and court decisions in effect as of the date of this information statement, all of which are subject to change at any time, possibly with retroactive effect. Any such change could alter the U.S. federal income tax consequences described herein. No ruling has been sought from the Internal Revenue Service (the “IRS”) regarding our qualification as a REIT for U.S. federal income tax purposes, and there can be no assurance that the IRS will not challenge any of the U.S. federal income tax consequences described herein. Moreover, the statements in this information statement, and the opinion of counsel described below, are not binding on the IRS or a court and do not preclude the IRS from asserting, or a court from sustaining, a contrary result. This discussion also is based upon the assumption that we will operate our company and its subsidiaries in accordance with their applicable organizational documents and in the manner that we have represented. This discussion does not address the actual material U.S. federal income tax consequences of the ownership and disposition of our common shares to any particular holder, which depend on that shareholder’s particular tax circumstances. In addition, this discussion does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any federal tax other than the income tax, associated with the ownership or disposition of our common shares or our election to be taxed as a REIT.
The U.S. federal income tax treatment of holders of our common shares, depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You are urged to consult your tax advisor regarding the tax consequences to you of:
•the acquisition, ownership and disposition of our common shares, including the federal, state, local, and foreign income and other tax consequences;
•our election to be taxed as a REIT for U.S. federal income tax purposes; and
•potential changes in applicable tax laws.
THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DESCRIBED BELOW ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP, AND SALE OF OUR COMMON SHARES AND OF OUR ELECTION TO BE TAXED AS A REIT.
YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, NON-U.S. AND OTHER TAX LAWS AND REGARDING ANY POTENTIAL CHANGES IN APPLICABLE TAX LAWS.
Taxation of Our Company
General
We intend to elect to be treated as a REIT commencing with the taxable year in which the Distribution occurs. We believe that we will be organized and intend to operate in a manner that will permit us to qualify for taxation as a REIT from the effective date of our REIT election.
The law firm of Hogan Lovells US LLP (“Hogan Lovells”) has acted as our REIT tax counsel in connection with this information statement and our intended election to be taxed as a REIT. In that capacity, Hogan Lovells will render an opinion to us to the effect that, commencing with the taxable year in which the Distribution occurs, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT, and that our proposed organization and intended method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that the opinion of Hogan Lovells will be based on various assumptions relating to our organization and operation, will be conditioned upon factual representations and covenants made by our management regarding our organization, assets, income, the conduct of our business operations, and other items regarding our ability to meet the various requirements for qualification as a REIT, and will assume that such representations and covenants are accurate and complete and that we will take no action inconsistent with our qualification as a REIT. In addition, this opinion will be based on our factual representations set forth in this information statement. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Hogan Lovells or by us that we will qualify as a REIT for any particular year. The opinion of Hogan Lovells will be expressed as of the date issued. Hogan Lovells will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. Hogan Lovells’ opinion will not foreclose the possibility that we may have to utilize one or more of the REIT savings provisions discussed below, which could require us to pay an excise or penalty tax (which tax could be significant in amount) in order for us to maintain our REIT qualification. Qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of share and asset ownership, various qualification requirements imposed upon REITs by the Code, our compliance with which will not be reviewed by Hogan Lovells. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which entities will not have been reviewed by Hogan Lovells.
Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our REIT taxable income that currently is distributed to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when the income, net of corporate income taxes paid, is distributed thereto. In general, the income that we generate is taxed only at the shareholder level upon a distribution of dividends by us to holders of our common shares. Any net operating losses, foreign tax credits and other tax attributes generated or incurred by us generally do not pass through to our shareholders, subject to special rules for certain items such as the undistributed but designated capital gain that we recognize.
Even if we qualify to be taxed as a REIT, we nonetheless will be subject to U.S. federal income tax in the following circumstances:
•We will be taxed at regular corporate income tax rates (currently 21% for U.S. federal corporate income tax purposes) on any undistributed “REIT taxable income,” including undistributed net capital gain, for any taxable year. REIT taxable income is the taxable income of the REIT, subject to specified adjustments, including a deduction for dividends paid.
•If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.
•If we elect to treat property that we acquire in connection with certain leasehold terminations or a foreclosure of a mortgage loan as “foreclosure property,” we may thereby avoid (1) the 100% prohibited transactions tax on gain from a resale of that property (if the sale otherwise would constitute a prohibited transaction); and (2) the inclusion of any income from such property as non-qualifying income for purposes of the REIT gross income tests discussed below. Income from the sale or operation of the property may be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).
•If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be subject to a 100% tax on an amount equal to (1) the greater of (a) the amount by which we fail the 75% gross income test, or (b) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect our profitability.
•If we violate the asset tests (other than a de minimis failure of the 5% or 10% asset test) or other requirements applicable to REITs, as described below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to at least $50,000 per failure, which, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest U.S. federal corporate income tax rate (currently 21%), if that amount exceeds $50,000 per failure.
•If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods (collectively, the “required distribution”), we will be subject to a non-deductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts upon which we paid U.S. federal corporate income tax at the corporate level.
•We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our shareholders.
•We will be subject to a 100% penalty tax on amounts we receive from, on certain expenses deducted by, and on certain service income imputed to, a TRS if certain arrangements between us and our TRSs are not comparable to similar arrangements among unrelated parties.
•If we acquire appreciated assets from a corporation that is or has been a C corporation (or a partnership in which a C corporation is a partner) in a transaction in which our tax basis in the assets is determined by reference to the C corporation’s (or such partnership’s) tax basis in such assets, provided no election is made for the transaction to be taxable currently, we will be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the five-year period following the acquisition from the C corporation (or partnership).
•We may elect to retain and pay U.S. federal corporate income tax on our net long-term capital gain.
•The earnings of our subsidiaries that are C corporations, including our TRSs, are subject to domestic and/or foreign corporate income tax.
In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on our assets and operations. We also could be subject to tax in other situations and on transactions not presently contemplated.
Requirements for Qualification
To qualify as a REIT, we must elect to be treated as a REIT, and we must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests, and (d) annual dividend requirements. The Code defines a REIT as a corporation, trust or association:
(1)that is managed by one or more trustees or directors;
(2)the beneficial ownership of which is evidenced by transferable stock, or by transferable certificates of beneficial interest;
(3)that would be taxable as a domestic corporation but for Sections 856 through 860 of the Code;

(4)that is neither a financial institution nor an insurance company subject to applicable provisions of the Code;
(5)the beneficial ownership of which is held by 100 or more persons;
(6)during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities and as determined by applying certain attribution rules);
(7)that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all of the relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT qualification;
(8)that uses a calendar year for U.S. federal income tax purposes;
(9)that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions; and
(10)that has no earnings and profits from any non-REIT taxable year at the close of any taxable year.
The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes. However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actual interests in the trust for purposes of condition (6) above.
To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of 5% or more of our shares pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If such record holder fails or refuses to comply with the demands, such record holder will be required by Treasury regulations to submit a statement with such record holder’s tax return disclosing such record holder’s actual ownership of our shares and other information. We intend to comply with these requirements.
We believe that we will be organized, will operate and will issue sufficient shares with sufficient diversity of ownership to allow us to satisfy conditions (1) through (10). Our Declaration of Trust provides restrictions regarding the ownership and transfers of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, do not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the demand and record-keeping requirements described in the previous paragraph and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6), we will be treated as having satisfied this requirement. See “– Failure to Qualify as a REIT.”
Effect of Subsidiary Entities
Disregarded Entities and Partnerships.
An unincorporated domestic entity, such as a limited liability company, that has a single owner, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes.

If a REIT is a partner in a partnership, the REIT will be deemed to own its proportionate capital share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that capital share. Also, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of satisfying the gross income tests and the asset tests. In addition, the assets and items of income of any partnership in which we own a direct or indirect interest include such partnership’s share of assets and items of income of any partnership in which it owns an interest. The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entity or arrangement treated as a partnership for tax purposes.
Generally, U.S. federal income tax audits of partnerships and the collection of any tax resulting from such audits or other tax proceedings can result in liabilities at the partnership rather than at the partner level. Under these rules, the partnership itself must pay any “imputed underpayments,” consisting of delinquent taxes, interest, and penalties deemed to arise out of an audit of the partnership, unless certain alternative methods are available and the partnership elects to utilize them. Therefore, it is possible that, any partnership in which we are a partner could be subject to, or otherwise bear the economic burden of, U.S. federal income tax, interest, and penalties resulting from a U.S. federal income tax audit of that partnership, and as a result we may bear more than our proportionate share of such tax, interest, and penalties.
Qualified REIT Subsidiaries.
A corporation that is a qualified REIT subsidiary (“QRS”) is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a QRS are treated as assets, liabilities and items of income, deduction and credit of the parent REIT. A QRS is a corporation for income tax purposes, other than a TRS, all of the stock of which is owned by a REIT. Thus, in applying the requirements described herein, any QRS that we own is ignored for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities and items of income, deduction and credit.
Taxable REIT Subsidiaries.
A TRS is an entity that is taxable as a corporation in which a REIT owns, directly or indirectly, an equity interest, including stock, and that elects with the REIT to be treated as a TRS under the Code. If a TRS owns, directly or indirectly, securities representing more than 35% of the vote or value of a subsidiary corporation, that subsidiary also will be treated as a TRS. A TRS is a C corporation subject to U.S. federal income tax at applicable corporate income tax rates.
The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. We are not treated as holding the assets of a TRS or as receiving any income that the subsidiary earns. Rather, the stock issued by a TRS to us is an asset in our hands, and we treat the distributions paid to us from such TRS, if any, as income. This treatment can affect our compliance with the gross income and asset tests. Because we do not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Under current law, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.
To ensure that TRSs will be subject to appropriate levels of U.S. federal corporate income taxation, a 100% excise tax can be imposed on transactions between a TRS and its parent REIT that are not conducted on an “arm’s-length” basis. While we intend for any arrangements with our TRSs to reflect arm’s-length terms, these determinations inherently are factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to reflect accurately their respective incomes.
Income Tests
We must satisfy two gross income tests annually to maintain our qualification as a REIT.

First, at least 75% of our gross income for each taxable year (excluding gross income from prohibited transactions) must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:
•rents from real property;
•interest on debt secured by mortgages on real property, or on interests in real property (including interest on an obligation secured by a mortgage on both real property and personal property if the fair market value of the personal property does not exceed 15% of the total fair market value of all the property securing the obligation);
•dividends or other distributions on, and gain from the sale of, shares in other REITs;
•gain from the sale of real estate assets; and
•income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one year period beginning on the date on which we received such new capital.
Second, in general, at least 95% of our gross income for each taxable year (excluding gross income from prohibited transactions) must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these.
If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. See “– Failure to Satisfy Gross Income Tests.”
Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is generally excluded from both the numerator and the denominator in both income tests.
The following paragraphs discuss the specific application of the gross income tests to us.
Rents from Real Property.
Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:
•first, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales.
•second, we must not own, and an actual or constructive owner of 10% or more of our shares of beneficial interest must not own, actually or constructively, 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant, unless such tenant is our TRS and certain other conditions are met. The uncertainty of the application of the attribution rules at any point in time makes uncertain the determination that all or the requisite percentage of rents received by us from tenants that are publicly owned entities are “rents from real property.” If the rents received do not qualify, we might not qualify as a REIT unless the relief provisions described below are determined to be available.
•third, the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the “personal property ratio”).

•fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more TRSs, which may provide noncustomary services to our tenants without tainting our rents from the related properties.
We generally do not intend to take actions we believe will cause us to fail to satisfy the rental conditions described above. Notwithstanding the foregoing, we may take actions which fail to satisfy one or more of the above conditions to the extent that we determine, based on the advice of our tax counsel, that those actions will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we will not obtain appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will agree with our determinations of value.
Prohibited Transactions.
A REIT will incur a 100% tax on the gain derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all of the facts and circumstances of the particular transaction. There is a safe harbor from such treatment, under which we will not be subject to the 100% tax with respect to a sale of property if (i) the property has been held for at least two years for the production of rental income prior to the sale, (ii) capitalized expenditures on the property in the two years preceding the sale are less than 30% of the net selling price of the property, and (iii) we either (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure and other than certain involuntary conversions) in the year of sale or (b) (x) substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income or through a TRS, and (y) at least one of the following criteria is met, in each case excluding sales of foreclosure property and involuntary conversions:
•the aggregate adjusted bases of property sold during the year of sale is 10% or less of the aggregate adjusted bases of all our assets as of the beginning of the taxable year;
•the aggregate fair market value of property sold during the year of sale is 10% or less of the aggregate fair market value of all our assets as of the beginning of the taxable year;
•the aggregate adjusted bases of property sold during the year of sale is 20% or less of the aggregate adjusted bases of all of our assets as of the beginning of the taxable year, and the aggregate adjusted bases of property sold during the year of sale and the two preceding years is 10% or less of the sum of the aggregate adjusted bases of all of our assets on the first day of the year of sale and the two preceding years; or
•the aggregate fair market value of property sold during the year of sale is 20% or less of the aggregate fair market value of all of our assets as of the beginning of the taxable year, and the aggregate fair market value of property sold during the year of sale and the two preceding years is 10% or less of the sum of the aggregate fair market value of all of our assets on the first day of the year of sale and the two preceding years.
The sale of more than one property to a buyer as part of one transaction constitutes one sale for purposes of this safe harbor. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under the statutory safe harbor, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Hedging Transactions.
From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the identification requirements discussed below. A “hedging transaction” means either (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets and (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). If we have entered into a hedging transaction and a portion of the hedged indebtedness or property is disposed of and in connection with such extinguishment or disposition we enter into a new “clearly identified” hedging transaction (a “Counteracting Hedge”), income from the applicable hedge and income from the Counteracting Hedge (including gain from the disposition of such Counteracting Hedge) will not be treated as gross income for purposes of the 95% and 75% gross income tests. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.
True Lease Characterization for Tax Purposes.
For rent paid pursuant to our leases to qualify as “rents from real property,” the lease agreements must be respected as “true leases” for U.S. federal income tax purposes and not treated as service contracts, joint ventures, loans or some other type of arrangement. The determination of whether such lease agreements are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:
•the intent of the parties,
•the form of the agreement,
•the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was simply required to use its best efforts to perform its obligations under the agreement), and
•the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gains (e.g., appreciation) with respect to the property.
In addition, U.S. federal income tax law provides that a contract that purports to be a service contract or an operating agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.
If any of the lease agreements that we have entered into or assumed are recharacterized as service contracts, joint ventures, loans or some other type of arrangement, rather than true leases, part or all of the payments that we receive under any such lease agreements would not be considered rent or would not otherwise satisfy the various requirements for qualification as “rents from real property” and, as a result, we could lose our REIT status.
Investors should be aware that there are no controlling Treasury Regulations, published rulings or judicial decisions addressing true lease status for U.S. federal income tax purposes of leases with terms substantially the same as our original lease agreements.

Failure to Satisfy Gross Income Tests.
If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:
•our failure to meet the income tests was due to reasonable cause and not due to willful neglect; and
•we file a description of each item of our gross income in accordance with applicable Treasury Regulations.
We cannot with certainty predict whether any failure to meet these tests will qualify for the relief provisions. Even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.
Asset Tests
To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year:
•first, at least 75% of the value of our total assets must consist of: (a) cash or cash items, including certain receivables, (b) government securities, (c) real estate assets, including interests in real property, leaseholds and options to acquire real property and leaseholds, (d) interests in mortgages on real property (including an interest in an obligation secured by a mortgage on both real property and personal property if the fair market value of the personal property does not exceed 15% of the total fair market value of all the property securing the obligation) or on interests in real property, (e) stock in other REITs, (f) debt instruments issued by publicly offered REITs (i.e., REITs which are required to file annual and periodic reports with the SEC under the Exchange Act), (g) personal property leased in connection with real property to the extent that rents attributable to such personal property do not exceed 15% of the total rent received under the lease and are treated as “rents from real property”; and (h) investments in stock or debt instruments during the one year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five year term;
•second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets;
•third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities;
•fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs;
•fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test; and
•sixth, no more than 25% of our total assets may consist of debt instruments issued by publicly offered REITs that qualify as “real estate assets” only because of the express inclusion of “debt instruments issued by publicly offered REITs” in the definition.
For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a QRS or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” generally does not include debt securities issued by a partnership to the extent of our interest as a partner of the partnership or if at least 75% of the partnership’s gross income (excluding income from prohibited transactions) is qualifying income for purposes of the 75% gross income test. In addition, “straight debt” and certain other instruments are not treated as “securities” for purposes of the 10% value test.

Taxable REIT Subsidiary.
A REIT may directly or indirectly own stock in a TRS. Stock of a TRS is not subject to the 10% or 5% asset tests. Instead, the value of all taxable REIT securities owned by us cannot exceed 20% of the value of our assets. We intend to own several TRSs, both U.S. and non-U.S.
Failure to Satisfy the Asset Tests.
We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:
•we satisfied the asset tests at the end of the preceding calendar quarter; and
•the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.
If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.
If we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. For example, there are relief provisions that are generally available for failures of the 5% asset test and the 10% asset tests if the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and the failure is corrected within six months following the quarter in which it was discovered. Additionally, there are provisions that allow a REIT that fails one or more of the asset requirements to maintain its qualification as a REIT if the failure is due to reasonable cause and not due to willful neglect, we file a schedule with a description of each asset causing the failure in accordance with Treasury Regulations, the failure is corrected within 6 months following the quarter in which it was discovered, and we pay a tax consisting of the greater of $50,000 per failure and a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test. We may not qualify for the relief provisions in all circumstances.
Distribution Requirements
Each taxable year, we must distribute dividends, other than capital gain dividends, to our shareholders in an aggregate amount not less than: the sum of (a) 90% of our “REIT taxable income,” computed without regard to the dividends-paid deduction or our net capital gain or loss, and (b) 90% of our after-tax net income, if any, from foreclosure property, minus the sum of certain items of non-cash income.
We must pay such dividends in the taxable year to which they relate, or in the following taxable year if we declare the dividend before we timely file our U.S. federal income tax return for the year and pay the dividend on or before the first regular dividend payment date after such declaration and within the twelve-month period following the close of such year. These distributions generally are taxable to our existing shareholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions may relate to the prior year for purposes of the 90% distribution requirement. However, if we declare a dividend in October, November or December of a taxable year, such dividend is payable to shareholders of record on a specified date in any such month and such dividend is actually paid before the end of the January of the following year, such dividend will be treated as both paid by us and received by our shareholders on December 31 of the year in which it was declared.
To the extent that we do not distribute all of our net capital gains or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will have to pay tax on those amounts at regular ordinary and capital gains corporate tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for that year, (b) 95% of our capital gain net income for that year, and (c) any undistributed taxable income from prior periods, we would have to pay a 4% nondeductible excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts upon which we paid U.S. federal corporate income tax at the corporate level.
We intend to make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. Further, we believe that our cash flow will generally exceed our REIT taxable income, and therefore, we anticipate that we will generally have sufficient cash or liquid assets to satisfy the distribution requirements. However, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income, or if the amount of nondeductible expenses (such as principal amortization or capital expenses) exceeds the amount of noncash deductions (such as depreciation). If these timing differences occur, we may be required to borrow funds or sell assets to pay cash dividends or we may be required to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.
In the event that such an insufficiency occurs, in order to meet the 90% distribution requirement and maintain our status as a REIT, we may have to sell assets at unfavorable prices, borrow at unfavorable terms, pay taxable dividends partially with shares, or pursue other strategies. If for any taxable year we have significant amounts of taxable income in excess of available cash flow, we may have to declare dividends in cash and shares.
If we make a taxable stock distribution, U.S. shareholders would be required to include the full amount of the dividend (i.e., the cash and share portion) as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. shareholder may be required to pay income taxes with respect to such dividends in excess of the cash received. If a U.S. shareholder sells our shares that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the shares at the time of the sale. Furthermore, with respect to non-U.S. shareholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in shares. In addition, if a significant number of our shareholders determine to sell our shares in order to pay taxes owed on dividends, these sales may put downward pressure on the trading price of our shares.
Under certain circumstances, we may be able to rectify a failure to meet the distribution requirements for a year (and the requirement to distribute any non-REIT earnings and profits described below) by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We will be required to pay interest based upon the amount of any deduction taken for deficiency dividends. There but there can be no assurance that we will be able to successfully undertake a deficiency dividend.
Like-Kind Exchanges.
We may dispose of properties in transactions intended to qualify as like-kind exchanges under Section 1031 of the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal corporate income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to increase the amount of our deductible distributions, and, possibly, to pay the 100% prohibited transaction tax, depending on the facts and circumstances of the particular transaction. Currently, the preferential tax treatment applicable to like-kind exchanges is limited to exchanges of real property (but not personal property) not held primarily for sale. Other limitations may be applied to the use of Section 1031 in the future.
Interest Deduction Limitation.
Section 163(j) of the Code limits the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of “adjusted taxable income,” subject to certain exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to the 30% limitation. Adjusted taxable income is determined without regard to certain deductions, including those for net interest expense, and net operating loss carryforwards. Provided the taxpayer makes a timely election (which is irrevocable), the 30% limitation does not apply to a trade or business involving real property development, redevelopment, construction, reconstruction, rental, operation, acquisition, conversion, disposition, management, leasing or brokerage, within the meaning of Section 469(c)(7)(C) of the Code. If this election is available, then depreciable real property (including certain improvements) held by the relevant trade or business must be depreciated under the alternative depreciation system under the Code, which is generally less favorable than the generally applicable system of depreciation under the Code. If we do not make the election or if the election is determined not to be available with respect to all or certain of our business activities, the interest deduction limitation could result in us having more REIT taxable income and thus increase the amount of distributions we must make to comply with the REIT requirements and avoid incurring corporate level tax. Similarly, the limitation could cause our TRSs to have greater taxable income and thus potentially greater corporate tax liability.
Non-REIT Earnings and Profits.
A REIT is not permitted to have accumulated earnings and profits attributable to non-REIT years at the end of any REIT taxable year. We do not expect to have any non-REIT earnings and profits for our initial taxable year as a REIT. In the future, we might succeed to non-REIT E&P if, for example, we acquire a C corporation in a tax-free merger or we liquidate a TRS. There can be no assurances that the IRS will agree with our prior or any future determinations of earnings and profits.
Record-Keeping Requirements
We are required to maintain records and request on an annual basis information from specified shareholders. These requirements are designed to assist us in determining the actual ownership of our outstanding shares and in maintaining our qualification as a REIT. Failure to comply could result in monetary fines.
Failure to Qualify as a REIT
If we fail to satisfy one or more of the requirements for qualification as a REIT, other than the income tests and asset tests discussed above, we will not lose our status as a REIT if our failure was due to reasonable cause and not willful neglect, and we pay a penalty of $50,000 for each such failure.
If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we will be subject to tax on our taxable income at corporate tax rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us and they will not be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income. Subject to certain limitations of the U.S. federal income tax laws, corporate shareholders might be eligible for the dividends received deduction and shareholders taxed at individual rates might be eligible for the current reduced U.S. federal income tax rate of 20% on such dividends. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, and will not be permitted to requalify unless we distribute any earnings and profits attributable to the period when we failed to qualify. In addition, we may be subject to tax on any built-in gains on property held during the period during which we did not qualify if we sell such property within 5 years of requalification, but only to the extent of our net built-in gain at the time of requalification. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.
Tax Aspects of Our Ownership of Interests in the Operating Company and other Partnerships and Limited Liability Companies
General
Substantially all of our real estate investments will be owned indirectly through NLO LLC, our operating company. In addition, our operating company may hold certain of its real estate investments indirectly through subsidiary partnerships and limited liability companies that we believe will be treated as partnerships or as disregarded entities for U.S. federal income tax purposes. In general, entities that are classified as partnerships or as disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their pro rata shares of the items of income, gain, loss, deduction and credit of the entity, and are required to include these items in calculating their U.S. federal income tax liability, without regard to whether the partners or members receive a distribution of cash from the entity. We will include in our income our pro rata share of the foregoing items for purposes of the various REIT gross income tests and in the computation of our REIT taxable income (computed without regard to the dividends-paid deduction and its net capital gain or loss). Moreover, for purposes of the REIT asset tests, we will include our pro rata share of assets, based on capital interests, of assets held by our operating company, including its share of its subsidiary partnerships and limited liability companies. See “– Taxation of Our Company – Requirements for Qualification – Effect of Subsidiary Entities – Disregarded Entities and Partnerships.”
Entity Classification
Our interests in our operating company and the subsidiary partnerships and limited liability companies may involve special tax considerations, including the possibility that the IRS might challenge the status of one or more of these entities as a partnership or disregarded entity, and assert that such entity is an association taxable as a corporation for U.S. federal income tax purposes. If our operating company, or a subsidiary partnership or limited liability company, were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income could change and could preclude us from satisfying the REIT asset tests and possibly the REIT income tests. See “– Taxation of Our Company – Requirements for Qualification – Income Tests,” and “Asset Tests.” This, in turn, would prevent us from qualifying as a REIT. See “– Taxation of Our Company – Failure to Qualify as a REIT” for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in our operating company’s or a subsidiary partnership’s or limited liability company’s status as a partnership for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.
We believe our operating company and each of our other partnerships and limited liability companies (other than our TRSs) will be treated for U.S. federal income tax purposes as a partnership or disregarded entity. Pursuant to Treasury Regulations under Section 7701 of the Code, a partnership will be treated as a partnership for U.S. federal income tax purposes unless it elects to be treated as a corporation or would be treated as a corporation because it is a “publicly traded partnership.” A “publicly traded partnership” is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.”
We and the operating company intend to take the reporting position for U.S. federal income tax purposes that the operating company is not a publicly traded partnership. There is a risk, however, that the right of a holder of operating company units to redeem the units for common shares could cause operating company units to be considered readily tradable on the substantial equivalent of a secondary market. Under the relevant Treasury regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership. We and the operating company believe that the operating company will qualify for at least one of these safe harbors at all times in the foreseeable future. The operating company cannot provide any assurance that it will continue to qualify for one of the safe harbors mentioned above.
If the operating company is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Code. Qualifying income is generally real property rents and other types of passive income. We believe that the operating company will have sufficient qualifying income so that it would be taxed as a partnership, even if it were a publicly traded partnership. The income requirements applicable to us in order for us to qualify as a REIT under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences would cause the operating company not to satisfy the 90% gross income test applicable to publicly traded partnerships.
If our operating company were taxable as a corporation, most, if not all, of the tax consequences described herein would be inapplicable. In particular, we would not qualify as a REIT because the value of our ownership interest in our operating company would exceed 5% of our assets and we would be considered to hold more than 10% of the voting securities (and more than 10% of the value of the outstanding securities) of another corporation (see “– Taxation of Our Company – Requirements for Qualification – Asset Tests” above). In this event, the value of our shares could be materially adversely affected (see “– Taxation of Our Company – Failure to Qualify as a REIT” above).
Allocations of Membership Income, Gain, Loss and Deduction
The operating agreement generally provides that items of operating income and loss will be allocated to the holders of units in proportion to the number of units held by each such unit holder. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating company’s allocations of taxable income and loss will be intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated under this section of the Code.
Tax Allocations with Respect to the Properties
Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the property at the time of contribution (referred to as a book-tax difference hereinafter, as adjusted from time to time). These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The operating agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Code.
Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences.
Taxation of Shareholders
The following discussion describes the material U.S. federal income tax consequences to you of owning and disposing of our common shares. This summary does not address state, local or non-U.S. tax consequences.
This discussion assumes that you hold our common shares, as “capital assets” (generally, property held for investment within the meaning of Section 1221 of the Code). This discussion is not intended to constitute, and should not be construed as, tax advice and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, including:
•persons acting as nominees or otherwise not as beneficial owners;
•dealers or traders in securities;
•tax-exempt organizations, except to the extent discussed below in “Taxation of Tax-Exempt U.S. Shareholders”;
•broker-dealers;
•traders in securities that elect to mark them to market;
•trusts, estates, regulated investment companies, real estate investment trusts, financial institutions, insurance companies or S corporations;
•cooperatives;
•investors subject to the alternative minimum tax;

•investors that hold their common shares as part of a “hedge,” “straddle,” “conversion transaction,” “synthetic security” or other integrated investment;
•investors that hold their common shares through a partnership or similar pass-through entity;
•holders who receive our common shares through the exercise of employee stock options or otherwise as compensation;
•persons holding 10% or more (by vote or value) of our outstanding common shares, except to the extent discussed below;
•non-U.S. shareholders (as defined below), except to the extent discussed below in “U.S. Federal Income Taxation of Our Shareholders – Taxation of Non-U.S. Shareholders”;
•foreign (non-U.S.) governments;
•a person with a “functional currency” other than the U.S. dollar;
•a U.S. expatriate; or
•investors who otherwise are subject to special tax treatment under the Code.
For purposes of this discussion, a U.S. shareholder is a beneficial owner of our common shares, that for U.S. federal income tax purposes is:
•a citizen or resident of the United States;
•a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);
•an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common shares, should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the ownership and disposition of our common shares, by the partnership. If you hold our common shares, and are not a U.S. shareholder, an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes or a partner in such an entity or arrangement, you are a non-U.S. shareholder.
Taxation of Taxable U.S. Shareholders
The following is a summary of the material U.S. federal income tax consequences of ownership and disposition of our common shares, applicable to taxable U.S. shareholders.
Distributions
For such time as we qualify to be taxed as a REIT, the distributions that we make to our U.S. shareholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends generally will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends received by most U.S. shareholders that are individuals, trusts or estates from taxable C corporations. However, for taxable years beginning prior to January 1, 2026, generally U.S. shareholders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. In addition, such U.S. shareholders may be taxed at the preferential rates on dividends designated as qualified dividend income by and received from REITs, provided certain requirements described below are met, to the extent that the dividends are attributable to:
•income retained by the REIT in the prior taxable year on which the REIT or a predecessor was subject to corporate-level income tax (less the amount of tax);
•qualified dividends received by the REIT during such taxable year from domestic TRSs, other taxable domestic C corporations and certain “qualifying foreign corporations” that satisfy certain requirements (discussed below); or
•income recognized in the prior taxable year from sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).
A foreign corporation generally will be a “qualifying foreign corporation” if it is incorporated in a possession of the U.S., the corporation is eligible for benefits of an income tax treaty with the U.S. which the IRS determines is satisfactory, or the shares on which the dividend is paid is readily tradable on an established securities market in the U.S. However, if a foreign corporation is a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation, and the dividends we receive from such an entity would not constitute qualified dividend income.
In addition, even if we designate certain dividends as qualified dividend income to shareholders, the U.S. shareholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, the U.S. shareholder will only be eligible to treat the dividend as qualifying dividend income if the U.S. shareholder is taxed at individual rates and meets certain holding requirements. In general, to treat a particular dividend as qualified dividend income, a U.S. shareholder will be required to hold such shares for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the shares become ex-dividend. Moreover, in no case may the amount we designate as qualified dividend income exceed the amount we distribute to shareholders as dividends with respect to the taxable year. If we designate any portion of a dividend as qualified dividend income, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the U.S. shareholder as qualified dividend income.
Distributions that we designate as capital gain dividends generally will be taxed to U.S. shareholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. shareholder that receives such distribution has held its shares. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat U.S. shareholders as having received, solely for tax purposes, our undistributed capital gains, and the U.S. shareholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “– Taxation of Our Company – Distribution Requirements.” U.S. shareholders will increase their adjusted tax basis in our common shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders that are individuals, trusts and estates, and 21% in the case of U.S. shareholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.
Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will represent a return of capital and will not be taxable to a U.S. shareholder to the extent that the amount of such distributions does not exceed the adjusted basis of the U.S. shareholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the U.S. shareholder’s shares, but not below zero. To the extent that such distributions exceed the adjusted basis of a U.S. shareholder’s shares, the U.S. shareholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a U.S. shareholder of record on a specified date in any such month will be treated as received by the U.S. shareholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.
We will be treated as having sufficient earnings and profits to treat as a dividend any distribution that we treat as a dividend up to the amount of the required distribution (as defined above). As a result, U.S. shareholders may be required to treat as taxable dividends certain distributions that would otherwise result in tax-free returns of capital. Moreover, we will not be able to advise you of the amount of our earnings and profits until after the end of the calendar year in which we make distributions.
To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. See “Taxation of Our Company – Distribution Requirements.” Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of U.S. shareholders to the extent that we have current or accumulated earnings and profits.
Dispositions of Our Shares
If a U.S. shareholder sells or disposes of our shares, it generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the U.S. shareholder’s adjusted tax basis in the shares. In general, capital gains recognized by U.S. shareholders that are individuals, trusts or estates upon the sale or disposition of our shares will be subject to a maximum U.S. federal income tax rate of 20% if the shares are held for more than one year, and will be taxed at ordinary income rates (up to 37% for taxable years beginning before January 1, 2026) if the shares are held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 21% whether or not such gains are classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, Treasury Regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for non-corporate U.S. shareholders) to a portion of capital gain realized by a non-corporate U.S. shareholder on the sale of our shares that would correspond to our “unrecaptured Section 1250 gain.” U.S. shareholders should consult with their tax advisors with respect to their capital gain tax liability.
Capital losses recognized by a U.S. shareholder upon the disposition of our shares that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of U.S. shareholders that are individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the U.S. shareholder as long-term capital gain.
If a U.S. shareholder recognizes a loss upon a subsequent disposition of our shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. U.S. shareholders should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our shares, or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations
Distributions made by us and gain arising from the sale or exchange by a U.S. shareholder of our common shares will not be treated as passive activity income. As a result, U.S. shareholders will not be able to apply any “passive losses” against income or gain relating to our common shares. Distributions made by us to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. shareholder that elects to treat capital gain dividends, qualified dividend income or capital gains from the disposition of common shares as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts. We will notify shareholders regarding the portions of our distributions for each year that constitute ordinary income, return of capital and qualified dividend income.
Medicare Tax on Unearned Income
Certain U.S. shareholders that are individuals, estates or trusts are required to pay an additional 3.8% tax on “net investment income,” (or, in the case of an estate or trust, on “undistributed net investment income”) which includes, among other things, dividends on and gains from the sale or other disposition of REIT shares. The temporary 20% deduction allowed by Section 199A of the Code with respect to ordinary REIT dividends received by non-corporate taxpayers is allowed only for purposes of Chapter 1 of the Code and thus is not allowed as a deduction allocable to such dividends for purposes of determining the amount of net investment income subject to the 3.8% Medicare tax, which is imposed under Chapter 2A of the Code. U.S. shareholders should consult their tax advisors regarding this tax on net investment income.
Taxation of Non-U.S. Shareholders
The following is a summary of the material U.S. federal income tax consequences of ownership and disposition of our shares applicable to non-U.S. shareholders. A “non-U.S. shareholder” is any beneficial owner of our common shares, other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes or a partner in such an entity or arrangement, that is not a U.S. shareholder.
Ordinary Dividends
The portion of dividends received by non-U.S. shareholders that (1) is payable out of our earnings and profits, (2) is not attributable to capital gains from the disposition of a U.S. real property interest that we recognize and (3) is not effectively connected with a U.S. trade or business of the non-U.S. shareholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.
In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our shares. In cases where the dividend income from a non-U.S. shareholder’s investment in our shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. shareholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. shareholder that is a corporation.
Non-Dividend Distributions
Unless our shares constitute a U.S. real property interest (“USRPI”), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our shares constitute a USRPI, as described below, distributions that we make in excess of the sum of (1) the non-U.S. shareholder’s proportionate share of our earnings and profits, plus (2) the non-U.S. shareholder’s basis in its shares, will be taxed under the Foreign Investment in Real Property Act (“FIRPTA”), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type (i.e., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 15% of the amount by which the distribution exceeds the non-U.S. shareholder’s share of our earnings and profits.
Capital Gain Dividends
Under FIRPTA, a distribution that we make to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries (“USRPI capital gains”) will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See “– Taxation of Shareholders – Taxation of Non-U.S. Shareholders – Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 15% of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. shareholder that is a corporation. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor.
Capital gain dividends received by a non-U.S. shareholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.
A significant portion of our assets are USRPIs and we expect that a significant portion of our assets will continue to be USRPIs.
A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA or the branch profits tax, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as an ordinary dividend (see “– Taxation of Shareholders – Taxation of Non-U.S. Shareholders – Ordinary Dividends”), if (1) the capital gain dividend is received with respect to a class of shares that is “regularly traded” on an established securities market located in the U.S. and (2) the recipient non-U.S. shareholder does not own more than 10% of that class of shares at any time during the year ending on the date on which the capital gain dividend is received. We believe that our common shares currently is and will continue to be “regularly traded” on an established securities exchange. In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified stockholders”) are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of our common shares. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. shareholders should consult their tax advisors regarding the application of these rules.
Dispositions of Our Common Shares
Gain recognized by a non-U.S. shareholder upon the sale or exchange of our shares generally would not be subject to U.S. federal income taxation unless:
•the investment in our common shares is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to any gain;

•the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a tax home in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or
•our common shares constitute a USPRI within the meaning of FIRPTA, as described below.
Our common shares will constitute a USRPI unless we are a domestically controlled REIT. We intend to take the position that we will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our shares are held directly or indirectly by non-U.S. shareholders.
Because our shares are publicly traded, no assurance can be given that we are or will be a domestically controlled REIT. Even if we were not a domestically controlled REIT, a sale of our common shares by a non-U.S. shareholder would nevertheless not be subject to taxation under FIRPTA as a sale of a USRPI if:
•our common shares were “regularly traded” on an established securities market; and
•the non-U.S. shareholder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of our common shares at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.
Specific “wash sale” rules applicable to sales of shares in a domestically controlled REIT could result in gain recognition, taxable under FIRPTA, upon the sale or other taxable disposition of our shares even if we are a domestically controlled REIT. These rules would apply if the non-U.S. shareholder (1) disposes of our shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI, and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of beneficial interest during the 61-day period beginning with the first day of the 30-day period described in clause (1). A sale or other taxable disposition of our shares is not treated as an applicable “wash sale” transaction if the shares are “regularly traded” on an established securities market in the U.S. and the selling non-US shareholder has not held more than 5% of the regularly traded shares during the one-year period ending on the date of such distribution described in clause (1).
In addition, dispositions of our common shares by qualified stockholders are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of our common shares. An actual or deemed disposition of our common shares by such qualified stockholders may also be treated as a dividend. Furthermore, dispositions of our common shares by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. shareholders should consult their tax advisors regarding the application of these rules.
We believe that our common shares will be regularly traded on an established securities market. If gain on the sale or exchange of our common shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. federal income tax with respect to any gain in the same manner as a taxable U.S. shareholder. In such case, under FIRPTA the purchaser of common shares may be required to withhold 15% of the purchase price and remit this amount to the IRS.
U.S. Federal Income Tax Returns
If a non-U.S. shareholder is subject to taxation under FIRPTA on proceeds from the sale of our common shares or on capital gain distributions, the non-U.S. shareholder will be required to file a U.S. federal income tax return.
Non-U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our shares, including any reporting requirements.
Taxation of Tax-Exempt U.S. Shareholders
Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt shareholder has not held our shares as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder) and (2) our shares are not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our shares generally should not give rise to UBTI to a tax-exempt shareholder.
Tax-exempt U.S. shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), and (c)(17) of the Code, respectively, or single parent title-holding corporations exempt under Section 501(c)(2) and whose income is payable to any of the aforementioned tax-exempt organizations, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI unless they are able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by their investment in our common shares. These investors should consult their tax advisors concerning these “set aside” and reserve requirements.
In certain circumstances, a pension trust that owns more than 10% of our shares could be required to treat a percentage of any dividends received from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) we are required to “look through” one or more of our pension trust shareholders to satisfy the REIT “closely held” test and (2) either (a) one pension trust owns more than 25% of the value of our shares, or (b) one or more pension trusts, each individually holding more than 10% of the value of our shares collectively own more than 50% of the value of our shares. Certain restrictions on ownership and transfer of our shares generally should prevent a tax-exempt entity from owning more than 10% of the value of our shares and generally should prevent us from becoming a pension-held REIT.
Tax-exempt shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our shares.
Backup Withholding Tax and Information Reporting
U.S. Shareholders of Our Common Shares
In general, information reporting requirements will apply to payments of dividends on and payments of the proceeds of the sale of our common shares held by U.S. shareholders, unless an exception applies. The applicable withholding agent is required to withhold tax on such payments if (i) the payee fails to furnish a taxpayer identification number, (a “TIN”) to the payor or to establish an exemption from backup withholding, or (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect. In addition, the applicable withholding agent with respect to the dividends on our common shares is required to withhold tax if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code. A U.S. shareholder that does not provide the applicable withholding agent with a correct TIN may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. shareholders who fail to certify their U.S. status to us.
Some U.S. shareholders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. shareholder will be allowed as a credit against the U.S. shareholder’s U.S. federal income tax and may entitle the U.S. shareholder to a refund, provided that the required information is timely furnished to the IRS. The applicable withholding agent will be required to furnish annually to the IRS and to U.S. shareholders information relating to the amount of dividends paid on our common shares, and that information reporting may also apply to payments of proceeds from the sale of our common shares. Some U.S. shareholders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

Non-U.S. Shareholders of Our Common Shares
Generally, information reporting will apply to payments of dividends on our common shares, and backup withholding described above for a U.S. shareholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.
The payment of the proceeds from the disposition of our common shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding as described above for U.S. shareholders unless the non-U.S. shareholder satisfies the requirements necessary to be an exempt non-U.S. shareholder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-U.S. shareholder to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if partners who hold more than 50% of the interest in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the U.S., then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker.
Other Tax Considerations
Legislative or Other Actions Affecting REITs
The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. We cannot give you any assurances as to whether, or in what form, any legislative proposals affecting REITs or their shareholders will be enacted. Changes to the U.S. federal income tax laws and interpretations thereof could adversely affect an investment in our common shares. Taxpayers should consult with their tax advisors regarding the effect of potential changes to the federal income tax laws and on their particular circumstances.
Foreign Account Tax Compliance Act
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of our common shares held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the U.S. and an applicable foreign country, or other guidance, may modify these requirements. Accordingly, the entity through which our common shares are held will affect the determination of whether such withholding is required. Similarly, in certain circumstances, dividends in respect of our common shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the IRS. Under these withholding rules, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. shareholders who own shares of our common shares through foreign accounts or foreign intermediaries and certain non-U.S. shareholders. We will not pay any additional amounts to shareholders in respect of any amounts withheld. Investors should consult their tax advisors regarding the possible implications of these rules on their investment in our common shares.

State, Local and Foreign Taxes
We, our subsidiaries and/or our shareholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which we or they transact business, own property or reside. We own properties located in numerous U.S. and foreign jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local and foreign tax treatment and the state, local and foreign tax treatment of our shareholders may not conform to the U.S. federal income tax treatment discussed above. Prospective shareholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our common shares.

SHARES ELIGIBLE FOR FUTURE SALE
General
Prior to the Distribution, there will be no market for our common shares. Therefore, future sales of substantial amounts of our common shares in the public market could adversely affect the prevailing market price for our common shares.
Upon completion of the Distribution, we expect to have approximately              common shares outstanding based upon approximately              shares of WPC common stock outstanding on March 31, 2023. The foregoing amounts do not reflect any equity issued by either WPC after March 31, 2023, including subsequent issuances pursuant to WPC’s “at-the-market” and equity forward programs related to the sale of additional WPC common stock having an aggregate gross sales price of up to $1.0 billion. In addition, we will have common shares reserved for issuance upon redemption of NLO LLC units and common shares reserved for issuance to trustees, executive officers and other individuals who provide services to us that, if and when such shares are issued, may be subject in whole or in part to vesting requirements or the lapsing of restrictions.
The NLO common shares distributed to WPC stockholders will be freely transferable, except for shares received by persons who may be deemed to be NLO “affiliates” under the Securities Act. Persons who may be deemed to be affiliates of NLO after the Separation generally include individuals or entities that control, are controlled by or are under common control with NLO and may include trustees and certain officers or principal shareholders of NLO. NLO affiliates will be permitted to sell their NLO common shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144.
Redemption/Exchange Rights
Pursuant to the operating agreement of NLO LLC, persons that own units in the operating company will have the right to redeem their membership units. When a member exercises this redemption right, the membership must redeem the membership units for cash or, at our option, unregistered common shares, on a one-for-one basis. These redemption rights generally may be exercised by the members at any time after one year following the issuance of the membership units.
If a member in NLO LLC redeems membership units pursuant to the operating agreement, the partner may receive cash or our common shares in exchange for such membership units. To the extent the partner receives cash (instead of our common shares) through the exercise of these redemption rights, the partner will no longer have any interest in NLO LLC or in us, as the case may be, will not benefit from any subsequent increases in the share price of our common shares and will not receive any future distributions from NLO LLC or us, as the case may be (unless the partner currently owns or acquires in the future additional membership units or common shares). To the extent the member receives our common shares, the member will become a shareholder rather than a holder of membership units.
Please refer to “Operating Agreement – Redemption of Membership Interests.” Any amendment to the operating agreement that would affect these redemption rights would require our consent as indirect managing member and the consent of the majority of outside members, meaning all members other than NLO LLC.
Rule 144
Any “restricted” securities under the meaning of Rule 144 of the Securities Act may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144. In general, under Rule 144 as currently in effect, if six months have elapsed since the date of acquisition of restricted shares from us or any of our affiliates, the holder of such restricted shares can sell such shares; provided that the number of shares sold by such person within any three-month period cannot exceed the greater of 1% of the total number of shares of our common equity then outstanding or the average weekly trading volume of our common equity on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Grants Under Our Equity Compensation Plan
It is expected that, prior to the completion of the Separation, NLO will adopt an equity compensation plan for non-employee trustees, which will be described in subsequent amendments to this information statement.

OPERATING AGREEMENT
A summary of the material terms and provisions of the Operating Agreement of NLO LLC, which we refer to as the “operating agreement,” is set forth below. This summary is not complete and is subject to and qualified in its entirety by reference to the applicable provisions of Delaware law and the operating agreement. For more detail, please refer to the operating agreement itself, a copy of which will be filed as an exhibit to the registration statement of which this information statement is a part. For purposes of this section, references to “we,” “our,” “us,” “our company” and the “managing member” refer to NLO, in our capacity as the managing member of our operating company. See the section entitled “Where You Can Find More Information.”
General
Substantially all of our assets will be held by, and substantially all of our operations are conducted through, our operating company, either directly or through its subsidiaries. We will be the sole managing member of our operating company, and, as of March 31, 2023,              common units of membership interests in our operating company, or common units, were outstanding. As of the Distribution, we expect to continue to own       % of the outstanding common units and one of our TRSs to hold the remaining       % of the outstanding common units. The common units will not listed on any exchange nor are they quoted on any national market system.
Provisions in the operating agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some shareholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our operating company without the concurrence of our Board. These provisions include, among others:
•redemption rights of members and certain assignees of common units;
•transfer restrictions on common units and other membership interests;
•a requirement that we may not be removed as the managing member of our operating company without our consent;
•our ability in some cases to amend the operating agreement and to cause our operating company to issue preferred membership interests in our operating company with terms that we may determine, in either case, without the approval or consent of any member; and
•the right of the members to consent to certain transfers of our managing membership interest (whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise).
Purpose, Business and Management
Our operating company will be formed for the purpose of conducting any business, enterprise or activity permitted by or under the          . Our operating company may enter into any partnership, business trust arrangement, limited liability company or other similar arrangement and may own interests in any other entity engaged in any business permitted by or under the Act, subject to any consent rights set forth in our operating agreement.
In general, our Board will manage the business and affairs of our operating company by directing our business and affairs, in our capacity as the sole managing member of our operating company. Except as otherwise expressly provided in the operating agreement and subject to the rights of holders of any class or series of membership interest, all management powers over the business and affairs of our operating company are exclusively vested in us, in our capacity as the sole managing member of our operating company. We may not be removed as the managing member of our operating company, with or without cause, without our consent, which we may give or withhold in our sole and absolute discretion.

Restrictions on Managing Member’s Authority
The operating agreement will prohibit us, in our capacity as managing member, from taking any action that would make it impossible to carry out the ordinary business of our operating company or performing any act that would subject a member to liability as a managing member in any jurisdiction or any other liability except as provided under the operating agreement or under the Act. We generally may not, without the prior consent of the partners of our operating company (including us), amend, modify or terminate the operating agreement, except for certain amendments described below that require the approval of each affected partner. We may not, in our capacity as the managing member of our operating company, without the consent of a majority in interest of the members (excluding us and any member          % or more of whose equity is owned, directly or indirectly, by us):
•take any action in contravention of an express provision or limitation of the operating agreement;
•transfer all or any portion of our managing membership interest in our operating company or admit any person as a successor managing member, subject to the exceptions described in the section entitled “Operating Agreement – Transfers of Membership Interests – Restrictions on Transfers by the Managing Member”; or
•voluntarily withdraw as the managing member.
Without the consent of each affected member or in connection with a transfer of all of our interests in our partnership in connection with a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in our outstanding shares permitted without the consent of the members as described in the section entitled “Operating Agreement – Transfers of Membership Interests – Restrictions on Transfers by the Managing Member,” or a permitted termination transaction, we may not enter into any contract, mortgage, loan or other agreement that expressly prohibits or restricts us or our operating company from performing our or its specific obligations in connection with a redemption of units or expressly prohibits or restricts a member from exercising its redemption rights in full. In addition to any approval or consent required by any other provision of the operating agreement, we may not, without the consent of each affected partner, amend the operating agreement or take any other action that would:
•convert a member interest into a managing member interest (other than as a result of our acquisition of that interest);
•adversely modify in any material respect the limited liability of a member;
•alter the rights of any partner to receive the distributions to which such partner is entitled, or alter the allocations specified in the operating agreement, except to the extent permitted by the operating agreement including in connection with the creation or issuance of any new class or series of membership interest or to effect or facilitate a permitted termination transaction;
•alter or modify the redemption rights of holders of common units (except as permitted under the operating agreement to effect or facilitate a permitted termination transaction);
•alter or modify the provisions governing the transfer of our managing membership interest in our operating company (except as permitted under the operating agreement to effect or facilitate a permitted termination transaction);
•remove certain provisions of the operating agreement relating to the requirements for us to qualify as a REIT or permitting us to avoid paying tax under Section 857 or 4981 of the Code; or
•amend the provisions of the operating agreement requiring the consent of each affected partner before taking any of the actions described above or the related definitions specified in the operating agreement (except as permitted under the operating agreement to effect or facilitate a permitted termination transaction).

Additional Members
We may cause our operating company to issue additional units in one or more classes or series or other membership interests and to admit additional members to our operating company from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any member.
The operating agreement will authorize our operating company to issue common units and preferred units, and our operating company may issue additional membership interests in one or more additional classes, or one or more series of any of such classes, with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over existing units) as we may determine, in our sole and absolute discretion, without the approval of any member or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of membership interest, the allocations of items of operating company income, gain, loss, deduction and credit to each such class or series of membership interest.
Ability to Engage in Other Businesses; Conflicts of Interest
The operating agreement will provide that we may not conduct any business other than in connection with the ownership, acquisition and disposition of membership interests, the management of the business and affairs of our operating company, our operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of shares, bonds, securities or other interests, financing or refinancing of any type related to our operating company or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating company whether as capital contributions, loans or otherwise, as appropriate, in exchange for additional membership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating company so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in our operating company.
Distributions
Our operating company will distribute such amounts, at such times, as we may in our sole and absolute discretion determine:
•first, with respect to any membership interests that are entitled to any preference in distribution, including the preferred units, in accordance with the rights of the holders of such class(es) of membership interest, and, within each such class, among the holders of such class pro rata in proportion to their respective percentage interests of such class; and
•second, with respect to any membership interests that are not entitled to any preference in distribution, including the common units, in accordance with the rights of the holders of such class(es) of membership interest, and, within each such class, among the holders of each such class, pro rata in proportion to their respective percentage interests of such class.
Exculpation and Indemnification of Managing Member
The operating agreement will provide that we are not liable to our operating company or any partner for any action or omission taken in our capacity as managing member, for the debts or liabilities of our operating company or for the obligations of our operating company under the operating agreement, except for liability for our fraud, willful misconduct or gross negligence, pursuant to any express indemnity we may give to our operating company or in connection with a redemption as described in the section entitled “Operating Agreement – Redemption Rights of Qualifying Parties.” The operating agreement also provides that any obligation or liability in our capacity as the managing member of our operating company that may arise at any time under the operating agreement or any other instrument, transaction or undertaking contemplated by the operating agreement will be satisfied, if at all, out of our assets or the assets of our operating company only, and no such obligation or liability will be personally binding upon any of our trustees, shareholders, officers or agents.
In addition, the operating agreement will require our operating company to indemnify us, our trustees and officers, officers of our operating company and any other person designated by us against any and all losses, claims, damages, liabilities, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of our operating company, unless (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful or (iii) such person actually received an improper personal benefit in violation or breach of any provision of the operating agreement. Our operating company must also pay or reimburse the reasonable expenses of any such person in advance of a final disposition of the proceeding upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by or on behalf of the person to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating company is not required to indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the operating agreement) or if the person is found to be liable to our operating company on any portion of any claim in the action.
Business Combinations and Dissolution of our Operating Company
Subject to the limitations on the transfer of our interest in our operating company described in “Operating Agreement – Transfers of Membership Interests – Restrictions on Transfers by the Managing Member,” we generally will have the exclusive power to cause our operating company to merge, reorganize, consolidate, sell all or substantially all of its assets or otherwise combine its assets with another entity. We may also elect to dissolve our operating company without the consent of any member. However, in connection with the acquisition of properties from persons to whom our operating company issues common units or other membership interests as part of the purchase price, in order to preserve such persons’ tax deferral, our operating company may contractually agree, in general, not to sell or otherwise transfer the properties for a specified period of time, or in some instances, not to sell or otherwise transfer the properties without compensating the sellers of the properties for their loss of the tax deferral.
Redemption Rights of Qualifying Parties
Beginning       months after first acquiring such common units, each member and some assignees of members will have the right, subject to the terms and conditions set forth in the operating agreement, to require our operating company to redeem all or a portion of the common units held by such member or assignee in exchange for a cash amount per common unit equal to the value of one of our common shares, determined in accordance with and subject to adjustment under the operating agreement. Our operating company’s obligation to redeem common units does not arise and is not binding against our operating company until the sixth business day after we receive the holder’s notice of redemption or, if earlier, the day we notify the holder seeking redemption that we have declined to acquire some or all of the common units tendered for redemption.
On or before the close of business on the fifth business day after a holder of common units gives notice of redemption to us, we may, in our sole and absolute discretion but subject to the restrictions on the ownership and transfer of our shares set forth in our Declaration of Trust and described in the section entitled “Description of Our Securities – Restrictions on Ownership and Transfer,” elect to acquire some or all of the common units tendered for redemption from the tendering party in exchange for our common shares, based on an exchange ratio of one common share for each common unit, subject to adjustment as provided in the operating agreement. The operating agreement does not require us to register, qualify or list any common shares issued in exchange for common units with the SEC, with any state securities commissioner, department or agency, under the Securities Act or the Exchange Act or with any stock exchange.

Transfers of Membership Interests
Restrictions on Transfers by Members
Until the expiration of       months after the date on which a member acquires a membership interest, the member generally may not directly or indirectly transfer all or any portion of such membership interest without our consent, which we may give or withhold in our sole and absolute discretion, except for certain permitted transfers to certain affiliates, family members and charities, and certain pledges of membership interests to lending institutions in connection with bona fide loans. After the expiration of such initial holding period, the member will have the right to transfer all or any portion of its membership interest without our consent to any person that is an “accredited investor,” within meaning set forth in Rule 501 promulgated under the Securities Act, upon ten business days prior notice to us, subject to the satisfaction of conditions specified in the operating agreement, including minimum transfer requirements and our right of first refusal.
Restrictions on Transfers by the Managing Member
Except as described below, any transfer of all or any portion of our interest in our operating company, whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise, will need to be approved by the consent of a majority in interest of the members (excluding us and any member           % or more of whose equity is owned, directly or indirectly, by us). Subject to the rights of holders of any class or series of membership interest, we may transfer all (but not less than all) of our managing membership interest without the consent of the members in connection with a permitted termination transaction, which is a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in any outstanding shares or other outstanding equity interests, if:
•in connection with such event, all of the members will receive or have the right to elect to receive, for each common unit, the greatest amount of cash, securities or other property paid to a holder of one share of our common shares (subject to adjustment in accordance with the operating agreement) in the transaction and, if a purchase, tender or exchange offer is made and accepted by holders of our common shares in connection with the event, each holder of common units receives, or has the right to elect to receive, the greatest amount of cash, securities or other property that the holder would have received if it had exercised its redemption right and received our common shares in exchange for its common units immediately before the expiration of the purchase, tender or exchange offer and had accepted the purchase, tender or exchange offer; or substantially all of the assets of our operating company will be owned by a surviving entity (which may be our operating company, another limited partnership or a limited liability company) in which the members of our operating company holding common units immediately before the event will hold a percentage interest based on the relative fair market value of the net assets of our operating company and the other net assets of the surviving entity immediately before the event, which interest will be on terms that are at least as favorable as the terms of the common units in effect immediately before the event and as those applicable to any other limited partners or non-managing members of the surviving entity and will include a right to redeem interests in the surviving entity for the consideration described in the preceding bullet or cash on similar terms as those in effect with respect to the common units immediately before the event, or, if common equity securities of the person controlling the surviving entity are publicly traded, such common equity securities.
We may also transfer all (but not less than all) of our interest in our operating company to an affiliate of us without the consent of any member, subject to the rights of holders of any class or series of membership interest.
In addition, any transferee of our interest in our operating company must be admitted as a managing member of our operating company, assume, by operation of law or express agreement, all of our obligations as managing member under the operating agreement, accept all of the terms and conditions of the operating agreement and execute such instruments as may be necessary to effectuate the transferee’s admission as a managing member.
We may not voluntarily withdraw as the managing member of our operating company without the consent of a majority in interest of the members (excluding us and any member          % or more of whose equity is owned,

directly or indirectly, by us) other than upon the transfer of our entire interest in our operating company and the admission of our successor as a managing member of our operating company.
Preferred Units
Our operating company will be authorized to issue preferred units. As of March 31, 2023, there are no preferred units issued and outstanding. Preferred units rank senior to the common units. Holders of preferred units are entitled to receive preferential cash distributions in an amount to be fixed at the time of issuance of such units. Holders of preferred units are also entitled to receive a liquidation preference in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our operating company that are substantially similar to those of the preferred shares (but, in the case of distributions upon the liquidation, dissolution or winding up of the affairs of our operating company, only to the extent consistent with a liquidation in accordance with positive capital account balances). Preferred units are also subject to redemption by our operating company in connection with our reacquisition of preferred shares. For more information, see the section entitled “Description of Our Securities – Preferred Shares.” The preferred units are not listed on any exchange nor are they quoted on any national market system.
Conversion Rights
Preferred units will be converted into common units in the event of a conversion of preferred shares, at the option of holders of preferred shares pursuant to the articles supplementary designating the terms of the preferred shares, as described above in the section entitled “Description of Our Securities – Preferred Shares.”
Transfer
Preferred units will be transferrable to the same extent as common units, as described above in the section entitled “Operating Agreement – Transfers of Membership Interests – Restrictions on Transfers by the Managing Member.”
Voting Rights
The managing member will not have any voting or consent rights in respect of its membership interest represented by the preferred units.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form 10 with the SEC with respect to the NLO common shares being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to NLO and its common shares, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.
As a result of the Distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.
We plan to make available, free of charge, on NLO’s Internet site its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after it electronically files or furnishes such materials to the SEC.
You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS
NET LEASE OFFICE PROPERTIES
NET LEASE OFFICE PROPERTIES PREDECESSOR
Financial statement schedules other than those listed above are omitted because the required information is given in the financial statements, including the notes thereto, or because the conditions requiring their filing do not exist.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of W. P. Carey Inc.
Opinion on the Financial Statement – Balance Sheet
We have audited the accompanying balance sheet of Net Lease Office Properties (the “Company”) as of December 31, 2022 , including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of this financial statement in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
New York, New York
June 23, 2023
We have served as the Company's auditor since 2022.

NET LEASE OFFICE PROPERTIES
BALANCE SHEET
December 31, 2022

ASSETS
Cash	$1
Total Assets	$1
LIABILITIES AND STOCKHOLDER’S EQUITY
Stockholder’s equity:
Common Stock, $0.001 par value, 1,000 shares authorized; 1,000 shares issues and outstanding	$1
Additional paid-in capital	$—
Total stockholder’s equity	$1
See accompanying notes to the balance sheet.

NET LEASE OFFICE PROPERTIES
NOTES TO BALANCE SHEET
December 31, 2022
1.Organization and Description of Business
Net Lease Office Properties (“NLO” or the “Company”), was incorporated in the state of Maryland on October 21, 2022. The Company is an indirectly wholly-owned subsidiary of W. P. Carey Inc. (“WPC”), formed in contemplation of a spin-off transaction in which WPC plans to contribute certain of its office properties to the Company, or its subsidiaries, and distribute all the outstanding voting shares of common stock in the Company to WPC’s stockholders.
W. P. Carey Inc. is considered the accounting predecessor of the Company.
2.Summary of Significant Accounting Policies
The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) as set forth within the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”).
Statements of operations, equity and cash flows have not been prepared as no material substantive transactions have taken place aside from the initial capitalization on November 7, 2022. The company has been capitalized with the issuance of 1,000 shares of common stock ($.001 par value per share) for a total of $1.
Organizational Costs
Organizational costs are expensed as incurred. Such costs are comprised of the legal and professional fees associated with the Company.
3.Transactions with Related Parties
We intend to be externally managed and advised by wholly-owned affiliates of WPC.
4.Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to June 23, 2023. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of W.P. Carey Inc.
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of Net Lease Office Properties Predecessor (the “Company”), a business of W.P. Carey Inc., as of December 31, 2022 and 2021, and the related combined statements of income, of comprehensive income, of equity, and of cash flows for each of the three years in the period ended December 31, 2022 including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
New York, New York
June 23, 2023
We have served as the Company's auditor since 2022.

NET LEASE OFFICE PROPERTIES PREDECESSOR COMBINED BALANCE SHEETS
(in thousands)

	December 31,
	2022	2021
Assets
Investments in real estate
Land, buildings and improvements	$1,287,547	$1,100,230
Net investments in direct financing leases	14,728	14,962
In-place lease intangible assets and other	375,453	338,232
Above-market rent intangible assets	58,983	44,872
Investments in real estate	1,736,711	1,498,296
Accumulated depreciation and amortization	(392,025)	(328,450)
Net investments in real estate	1,344,686	1,169,846
Cash and cash equivalents	4,671	3,966
Other assets, net	49,261	48,948
Goodwill	63,583	51,959
Total assets	$1,462,201	$1,274,719
Liabilities and Equity
Mortgage debt, net	$174,289	$37,476
Parent debt	101,774	112,427
Accounts payable, accrued expenses and other liabilities	49,950	42,766
Below-market rent intangible liabilities, net	14,671	16,180
Deferred income taxes	11,998	8,364
Total liabilities	352,682	217,213
Commitments and contingencies (Note 10)
Equity
Net parent investment	1,150,240	1,098,737
Accumulated other comprehensive loss	(42,464)	(41,231)
Total stockholders’ equity	1,107,776	1,057,506
Noncontrolling interests	1,743	—
Total equity	1,109,519	1,057,506
Total liabilities and equity	$1,462,201	$1,274,719
See Notes to Combined Financial Statements.

NET LEASE OFFICE PROPERTIES PREDECESSOR COMBINED STATEMENTS OF INCOME
(in thousands)

	Years Ended December 31,
	2022	2021	2020
Revenues
Lease revenues	$151,249	$143,958	$138,907
Income from direct financing leases	1,744	1,709	3,281
Other lease-related income	3,221	2,239	2,577
	156,214	147,906	144,765
Operating Expenses
Depreciation and amortization	63,205	58,580	57,168
Reimbursable tenant costs	24,251	23,651	20,191
General and administrative	11,871	10,307	9,359
Property expenses, excluding reimbursable tenant costs	7,751	6,429	8,252
Merger and other expenses	6,025	—	—
	113,103	98,967	94,970
Other Income and Expenses
Interest expense	(26,841)	(28,641)	(32,138)
Losses on extinguishment of debt and other	(7)	(17,234)	(841)
	(26,848)	(45,875)	(32,979)
Income before income taxes	16,263	3,064	16,816
Provision for income taxes	(486)	(1,646)	(800)
Net Income	15,777	1,418	16,016
Net loss attributable to noncontrolling interests	2	—	—
Net Income Attributable to NLO Predecessor	$15,779	$1,418	$16,016
See Notes to Combined Financial Statements.

NET LEASE OFFICE PROPERTIES PREDECESSOR COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years Ended December 31,
	2022	2021	2020
Net Income	$15,777	$1,418	$16,016
Other Comprehensive (Loss) Income
Foreign currency translation adjustments	(1,233)	3,435	564
Comprehensive Income	$14,544	$4,853	$16,580
See Notes to Combined Financial Statements.

NET LEASE OFFICE PROPERTIES PREDECESSOR COMBINED STATEMENTS OF EQUITY
(in thousands, except share and per share amounts)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2020	$885,154	$(45,230)	$839,924	$—	$839,924
Net income	16,016	—	16,016	—	16,016
Net transfers from parent	9,039	—	9,039	—	9,039
Other comprehensive income:
Foreign currency translation adjustments	—	564	564	—	564
Balance at December 31, 2020	910,209	(44,666)	865,543	—	865,543
Net income	1,418	—	1,418	—	1,418
Net transfers from parent	187,110	—	187,110	—	187,110
Other comprehensive income:
Foreign currency translation adjustments	—	3,435	3,435	—	3,435
Balance at December 31, 2021	1,098,737	(41,231)	1,057,506	—	1,057,506
Net income	15,779	—	15,779	(2)	15,777
Net transfers from parent	35,727	—	35,727	—	35,727
Acquisition of noncontrolling interests in connection with the CPA:18 Merger	—	—	—	1,742	1,742
Other comprehensive loss:
Foreign currency translation adjustments	—	(1,233)	(1,233)	—	(1,233)
Balance at December 31, 2022	$1,150,243	$(42,464)	$1,107,779	$1,740	$1,109,519
See Notes to Combined Financial Statements.

NET LEASE OFFICE PROPERTIES PREDECESSOR COMBINED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2022	2021	2020
Cash Flows — Operating Activities
Net income	$15,777	$1,418	$16,016
Adjustments to net income:
Depreciation and amortization, including intangible assets and deferred financing costs	64,275	60,327	59,102
Stock-based compensation expense	3,161	2,398	1,622
Straight-line rent adjustments	(3,043)	(3,249)	(5,780)
Net realized and unrealized losses (gains) on extinguishment of debt, foreign currency transactions, and other	2,121	16,508	487
Amortization of rent-related intangibles and deferred rental revenue	1,959	834	863
Deferred income tax benefit	(1,043)	(227)	(101)
Net changes in other operating assets and liabilities	1,075	(2,674)	1,448
Net Cash Provided by Operating Activities	84,282	75,335	73,657
Cash Flows — Investing Activities
Cash paid to stockholder of WPC in the CPA:18 Merger	(20,969)	—	—
Funding for real estate construction, redevelopments, and other capital expenditures on real estate	(4,717)	(4,184)	(4,488)
Cash and restricted cash acquired in connection with the CPA:18 Merger	2,768	—	—
Net Cash Used in Investing Activities	(22,918)	(4,184)	(4,488)
Cash Flows — Financing Activities
Scheduled payments of mortgage principal	(36,833)	(2,432)	(46,841)
Net transfers with Parent — others	(24,594)	187,110	9,039
Prepayments of mortgage principal and other debt instruments	(3,107)	(261,646)	(28,011)
Other financing activities, net	(7)	(277)	6
Net Cash Used in Financing Activities	(64,541)	(77,245)	(65,807)
Change in Cash and Cash Equivalents and Restricted Cash During the Year
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(123)	19	274
Net (decrease) increase in cash and cash equivalents and restricted cash	(3,300)	(6,075)	3,636
Cash and cash equivalents and restricted cash, beginning of year	9,298	15,373	11,737
Cash and cash equivalents and restricted cash, end of year	$5,998	$9,298	$15,373
See Notes to Combined Financial Statements.

NET LEASE OFFICE PROPERTIES PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS
Note 1. Nature of Business
Pursuant to the terms of a separation and distribution agreement, W. P. Carey Inc. (“WPC”) intends to spin off into a separate publicly traded company a portfolio of 59 real property assets. To accomplish this separation, on October 21, 2022, WPC formed a Maryland real estate investment trust, Net Lease Office Properties (“NLO”), to own the NLO Predecessor. For purposes of these consolidated financial statements, references to “we,” “us,” “NLO Predecessor,” “Predecessor,” and the “Company” refer to, for periods prior to completion of the Spin-Off, the Predecessor, and for periods after the completion of the Spin-Off, NLO Business. Information with respect to number of properties and square footage is unaudited.
Following the separation from WPC, NLO intends to elect and qualify as a real estate investment trust (“REIT”). The separation will be effected by means of a pro-rata distribution of all outstanding shares of NLO Predecessor common stock to the holders of WPC common stock as of the record date for the distribution (“Spin-Off”).
The NLO Business will be operated as one segment, and through its subsidiaries, will own, operate and finance office buildings.
Subsequent to the Spin-Off, NLO Predecessor will be externally managed and advised by WPC through one or more of its wholly-owned subsidiaries (the “Advisor”).
Note 2. Basis of Presentation
The accompanying historical combined financial statements and related notes of NLO Predecessor do not represent the balance sheet, statement of operations and cash flows of a legal entity, but rather a combination of entities under common control that have been “carved-out” of WPC’s consolidated financial statements and presented herein on a combined basis, in each case, in accordance with accounting principles generally accepted in the United States (“GAAP”). Intercompany transactions and balances have been eliminated in combination. The preparation of these combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
These combined financial statements reflect the revenues and direct expenses of the NLO Predecessor and include material assets and liabilities of WPC that are specifically attributable to the NLO Predecessor Business. NLO Predecessor equity in these combined financial statements represents the excess of total assets over total liabilities. NLO Predecessor equity is impacted by contributions from and distributions to WPC, which are the result of treasury activities and net funding provided by or distributed to WPC prior to the Spin-Off, as well as the allocated costs and expenses described below.
The audited combined financial statements also include an allocation of indirect costs and expenses incurred by WPC related to the NLO Business, primarily consisting of compensation and other general and administrative costs using the relative percentage of property ABR of the NLO Predecessor and WPC management’s knowledge of the NLO Predecessor. In addition, the audited combined financial statements reflect allocation of interest expense from WPC unsecured debt, excluding debt that is specifically attributable to the NLO Predecessor (Note 9); interest expense was allocated by calculating the unencumbered net investment in real estate of each property held by the NLO Predecessor as a percentage of WPC’s total consolidated unencumbered net investment in real estate and multiplying that percentage by the corporate interest expense on WPC unsecured debt (Note 13). The amounts allocated in the accompanying audited combined financial statements are not necessarily indicative of the actual amount of such indirect expenses that would have been recorded had the NLO Predecessor been a separate independent entity during the applicable periods. WPC believes the assumptions underlying WPC’s allocation of indirect expenses are reasonable.

Goodwill attributable to NLO Predecessor was determined by first identifying those assets within NLO Predecessor that were previously deemed to be a part of a business combination and that WPC paid a premium for. This premium was then allocated to the NLO Predecessor assets based on the fair values of the NLO Predecessor assets at the time of acquisition relative to the value of all the real estate acquired as part of the business combination. Any goodwill directly attributable to deferred taxes assumed as part of a business combination and related to our European operations is recorded in functional currency and translated at period end rates where applicable.
The amounts allocated in the accompanying combined financial statements are not necessarily indicative of the actual amount of such indirect expenses that would have been recorded had the NLO Predecessor been a separate independent entity. WPC believes the assumptions underlying WPC’s allocation of indirect expenses are reasonable.
Note 3. Summary of Significant Accounting Policies
Critical Accounting Policies and Estimates
Accounting for Acquisitions
In accordance with the guidance for business combinations, we determine whether a transaction or other event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, we account for the transaction or other event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity. In addition, for transactions that are business combinations, we evaluate the existence of goodwill or a gain from a bargain purchase. We capitalize acquisition-related costs and fees associated with asset acquisitions. We immediately expense acquisition-related costs and fees associated with business combinations. There were no acquisitions during the reporting period with the exception of properties acquired in the CPA:18 Merger (Note 4).
Purchase Price Allocation of Tangible Assets — When we acquire properties with leases classified as operating leases, we allocate the purchase price to the tangible and intangible assets and liabilities acquired based on their estimated fair values. The tangible assets consist of land, buildings, and site improvements. The intangible assets and liabilities include the above- and below-market value of leases and the in-place leases, which includes the value of tenant relationships. Land is typically valued utilizing the sales comparison (or market) approach. Buildings are valued, as if vacant, using the cost and/or income approach. The fair value of real estate is determined (i) by applying a discounted cash flow analysis to the estimated net operating income for each property in the portfolio during the remaining anticipated lease term, and (ii) by the estimated residual value, which is based on a hypothetical sale of the property upon expiration of a lease factoring in the re-tenanting of such property at estimated market rental rates and applying a selected capitalization rate.
Assumptions used in the model are property-specific where this information is available; however, when certain necessary information is not available, we use available regional and property-type information. Assumptions and estimates include the following:
•a discount rate or internal rate of return;
•market rents, growth factors of rents, and market lease term;
•a capitalization rate to be applied to an estimate of market rent at the end of the market lease term;
•the marketing period necessary to put a lease in place;
•carrying costs during the marketing period; and
•leasing commissions and tenant improvement allowances.

The discount rates and residual capitalization rates used to value the properties are selected based on several factors, including:
•the creditworthiness of the lessees;
•industry surveys;
•property type;
•property location and age;
•current lease rates relative to market lease rates; and
•anticipated lease duration.
In the case where a tenant has a purchase option deemed to be favorable to the tenant, or the tenant has long-term renewal options at rental rates below estimated market rental rates, we generally include the value of the exercise of such purchase option or long-term renewal options in the determination of residual value.
The remaining economic life of leased assets is estimated by relying in part upon third-party appraisals of the leased assets and industry standards. Different estimates of remaining economic life will affect the depreciation expense that is recorded.
Purchase Price Allocation of Intangible Assets and Liabilities — For acquired properties that do not qualify as sale-leaseback transactions, we record above- and below-market lease intangible assets and liabilities for acquired properties based on the present value (using a discount rate reflecting the risks associated with the leases acquired including consideration of the credit of the lessee) of the difference between (i) the contractual rents to be paid pursuant to the leases negotiated or in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over the estimated lease term, which includes renewal options that have rental rates below estimated market rental rates. We discount the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. When we enter into sale-leaseback transactions with above- or below-market leases, the intangibles will be accounted for as loan receivables or prepaid rent liabilities, respectively. We measure the fair value of below-market purchase option liabilities we acquire as the excess of the present value of the fair value of the real estate over the present value of the tenant’s exercise price at the option date. We determine these values using our estimates or by relying in part upon third-party valuations conducted by independent appraisal firms.
We amortize the above-market lease intangible as a reduction of lease revenue over the remaining contractual lease term. We amortize the below-market lease intangible as an increase to lease revenue over the initial term and any renewal periods in the respective leases. We include the value of below-market leases in Below-market rent and other intangible liabilities in the combined financial statements.
For acquired properties with tenants in place, we record in-place lease intangible assets based on the estimated value ascribed to the avoidance of costs of leasing the properties for remaining primary in-place lease terms. The cost avoidance is derived first by determining the in-place lease term on the subject lease. Then, based on our review of the market, the cost to be borne by a property owner to replicate a market lease to the remaining in-place term is estimated. These costs consist of: (i) rent lost during downtime (i.e., assumed periods of vacancy), (ii) estimated expenses that would be incurred by the property owner during periods of vacancy, (iii) rent concessions (i.e., free rent), (iv) leasing commissions, and (v) tenant improvements allowances given to tenants. We determine these values using our estimates or by relying in part upon third-party valuations. We amortize the value of in-place lease intangibles to depreciation and amortization expense over the remaining initial term of each lease. The amortization period for intangibles does not exceed the remaining depreciable life of the building.
If a lease is terminated, we charge the unamortized portion of above- and below-market lease values to rental income and in-place lease values to amortization expense. If a lease is amended, we will determine whether the economics of the amended lease continue to support the existence of the above- or below-market lease intangibles.

Purchase Price Allocation of Debt — When we acquire leveraged properties, the fair value of the related debt instruments is determined using a discounted cash flow model with rates that take into account the credit of the tenants, where applicable, and interest rate risk. Such resulting premium or discount is amortized over the remaining term of the obligation. We also consider the value of the underlying collateral, taking into account the quality of the collateral, the credit quality of the tenant, the time until maturity and the current interest rate.
Impairments
Real Estate — We periodically assess whether there are any indicators that the value of our long-lived real estate and related intangible assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, vacancies, an upcoming lease expiration, a tenant with credit difficulty, the termination of a lease by a tenant, or a likely disposition of the property.
For real estate assets held for investment and related intangible assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property’s asset group to the estimated future net undiscounted cash flow that we expect the property’s asset group will generate, including any estimated proceeds from the eventual sale of the property’s asset group. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values, and holding periods. We estimate market rents and residual values using market information from outside sources such as third-party market research, external appraisals, broker quotes, or recent comparable sales.
During the periods covered in these financial statements, our investment objective has been to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis are generally ten years, but may be less if our intent is to hold a property for less than ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets and associated intangible assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining our estimate of future cash flows and, if warranted, we apply a probability-weighted method to the different possible scenarios. If the future net undiscounted cash flow of the property’s asset group is less than the carrying value, the carrying value of the property’s asset group is considered not recoverable. We then measure the impairment loss as the excess of the carrying value of the property’s asset group over its estimated fair value.
Goodwill — We evaluate goodwill for possible impairment at least annually or upon the occurrence of a triggering event. To identify any impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of the combined properties are less than its carrying value. This assessment is used as a basis to determine whether it is necessary to calculate the fair values of the combined properties. Impairments, if any, will be the difference between the reporting unit’s fair value and carrying amount, not to exceed the carrying amount of goodwill.
Credit Losses
We adopted ASU 2016-13, Financial Instruments — Credit Losses, which replaces the “incurred loss” model with an “expected loss” model, resulting in the earlier recognition of credit losses even if the risk of loss is remote. This standard applies to financial assets measured at amortized cost and certain other instruments, including net investments in direct financing leases. This standard does not apply to receivables arising from operating leases, which are within the scope of Topic 842.
The allowance for credit losses, which is recorded as a reduction to net investments in direct financing leases on our combined balance sheets, is measured on a pool basis by credit ratings (Note 6), using a probability of default method based on the lessees’ respective credit ratings, the expected value of the underlying collateral upon its repossession, and our historical loss experience related to other direct financing leases. Included in our model are factors that incorporate forward-looking information.

Other Accounting Policies
Leases
As a Lessee: Right-of-use (“ROU”) assets, included within in-place lease intangible assets and other on our combined balance sheets, represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments under the lease. We determine if an arrangement contains a lease at contract inception and determine the classification of the lease at commencement. Operating lease ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. We do not include renewal options in the lease term when calculating the lease liability unless we are reasonably certain we will exercise the option. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. Our variable lease payments consist of increases as a result of the Consumer Price Index (“CPI”) or other comparable indices, taxes, and maintenance costs. Lease expense for lease payments is recognized on a straight-line basis over the term of the lease. Below-market land lease intangible assets and above-market land lease intangible liabilities are included as a component of ROU assets. See Note 5 for additional disclosures on the presentation of these amounts in our combined balance sheets.
The implicit rate within our operating leases is generally not determinable and, as a result, we use our incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The determination of our incremental borrowing rate requires judgment. We determine our incremental borrowing rate for each lease using estimated baseline mortgage rates. These baseline rates are determined based on a review of current mortgage debt market activity for benchmark securities across domestic and international markets, utilizing a yield curve. The rates are then adjusted for various factors, including level of collateralization and lease term.
As a Lessor: We combine non-lease components (lease arrangements that include common area maintenance services) with related lease components (lease revenues), since both the timing and pattern of transfer are the same for the non-lease component and related lease component, the lease component is the predominant component, and the lease component would otherwise be classified as an operating lease. For (i) operating lease arrangements involving real estate that include common area maintenance services and (ii) all real estate arrangements that include real estate taxes and insurance costs, we present these amounts within lease revenues in our combined statements of income. We record amounts reimbursed by the lessee in the period in which the applicable expenses are incurred if the reimbursements are deemed collectible.
Reclassifications — Certain debt agreements with wholly-owned affiliates of WPC have been reclassified to Parent Debt in accordance with the basis of presentation of the historical combined financial statements (Note 9).
Cash and Cash Equivalents — We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money market funds. Our cash and cash equivalents are held in the custody of several financial institutions, and these balances, at times, exceed federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.
Restricted Cash — Restricted cash primarily consists of security deposits and amounts required to be reserved pursuant to lender agreements for debt service, capital improvements, and real estate taxes and is included within other assets on the balance sheet. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the combined balance sheets to the combined statements of cash flows (in thousands):

	December 31,
	2022	2021
Cash and cash equivalents	$4,671	$3,966
Restricted cash (a)	1,327	5,332
Total cash and cash equivalents and restricted cash	$5,998	$9,298
_________________
(a)Restricted cash is included within Other assets, net in the combined financial statements.

Land, Buildings and Improvements — We carry land, buildings, and improvements at cost less accumulated depreciation. We capitalize costs that extend the useful life of properties or increase their value, while we expense maintenance and repairs that do not improve or extend the lives of the respective assets as incurred.
Other Assets and Liabilities — We include prepaid expenses, deferred rental income, tenant receivables, deferred charges, escrow balances held by lenders, and restricted cash balances in other assets, net. We include amounts held on behalf of tenants, operating lease liabilities, and deferred revenue in accounts payable, accrued expenses and other liabilities.
Revenue Recognition, Real Estate Leased to Others — We lease real estate to others primarily on a net leased basis, whereby the tenant is generally responsible for operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, and improvements.
Our leases generally provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices. CPI-based adjustments are contingent on future events and are therefore not included as minimum rent in straight-line rent calculations.
For our operating leases, we recognize future minimum rental revenue on a straight-line basis over the non-cancelable lease term of the related leases and charge expenses to operations as incurred (Note 5). We record leases accounted for under the direct financing method as a net investment in direct financing leases (Note 6). The net investment is equal to the cost of the leased assets. The difference between the cost and the gross investment, which includes the residual value of the leased asset and the future minimum rents, is unearned income. We defer and amortize unearned income to income over the lease term so as to produce a constant periodic rate of return on our net investment in the lease.
Lease revenue (including straight-line lease revenue) is only recognized when deemed probable of collection. Collectability is assessed for each tenant receivable using various criteria including credit ratings (Note 6), guarantees, past collection issues, and the current economic and business environment affecting the tenant. If collectability of the contractual rent stream is not deemed probable, revenue will only be recognized upon receipt of cash from the tenant.
Asset Retirement Obligations — Asset retirement obligations relate to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or normal operation of a long-lived asset. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred or at the point of acquisition of an asset with an assumed asset retirement obligation, and the cost of such liability is recorded as an increase in the carrying amount of the related long-lived asset by the same amount. The liability is accreted each period and the capitalized cost is depreciated over the estimated remaining life of the related long-lived asset. Revisions to estimated retirement obligations result in adjustments to the related capitalized asset and corresponding liability.
In order to determine the fair value of the asset retirement obligations, we make certain estimates and assumptions including, among other things, projected cash flows, the borrowing interest rate, and an assessment of market conditions that could significantly impact the estimated fair value. These estimates and assumptions are subjective.
Depreciation — We compute depreciation of building and related improvements using the straight-line method over the estimated remaining useful lives of the properties (not to exceed 40 years) and furniture, fixtures, and equipment. We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.
Net Parent Investment — In the combined balance sheets, the net parent investment represents WPC’s historical investment in NLO Predecessor, accumulated net earnings after taxes, and the net effect of transactions between NLO Predecessor and WPC.
Foreign Currency Translation and Transaction Gains and Losses — We have interests in international real estate investments in Europe and the primary functional currencies for those investments are the euro, the British pound sterling, and the Norwegian krone. We perform the translation from these currencies to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the average exchange rate during the month in which the transaction occurs. We report the gains and losses resulting from such translation as a component of other comprehensive income in equity. These translation gains and losses are released to net income (within gain on sale of real estate, net, in the combined statements of income) when we have substantially exited from all investments in the related currency.
A transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Also, foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of intercompany debt that is short-term or has scheduled principal payments, are included in the determination of net income (within losses on extinguishment of debt and other in the combined statements of income). The translation impact of foreign currency transactions of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), in which the entities involved in the transactions are combined, are not included in net income but are reported as a component of other comprehensive income in equity.
Income Taxes — We conduct business in various states and municipalities within the United States and Europe, and as a result, we or one or more of our subsidiaries file income tax returns in the United States federal jurisdiction and various state and foreign jurisdictions. We derive most of our REIT income from our real estate operations. Our domestic real estate operations are generally not subject to federal tax, and accordingly, no provision has been made for U.S. federal income taxes in the combined financial statements for these operations. These operations may be subject to certain state and local taxes, as applicable.
Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.
Our earnings and profits, which determine the taxability of distributions to stockholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation, and timing differences of rent recognition and certain expense deductions, for federal income tax purposes.
We recognize deferred income taxes in certain of our subsidiaries taxable in the United States or in foreign jurisdictions. Deferred income taxes are generally the result of temporary differences (items that are treated differently for tax purposes than for GAAP purposes as described in (Note 11). In addition, deferred tax assets arise from unutilized tax net operating losses, generated in prior years. Deferred income taxes are computed under the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between tax bases and financial bases of assets and liabilities. We provide a valuation allowance against our deferred income tax assets when we believe that it is more likely than not that all or some portion of the deferred income tax asset may not be realized. Whenever a change in circumstances causes a change in the estimated realizability of the related deferred income tax asset, the resulting increase or decrease in the valuation allowance is included in deferred income tax expense (benefit).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our combined financial statements and the accompanying notes. Actual results could differ from those estimates.
Note 4. Merger with CPA:18 – Global
On February 27, 2022, WPC entered into a merger agreement with CPA:18 – Global, pursuant to which CPA:18 – Global merged with and into one of WPC’s indirect subsidiaries in exchange for shares of its common stock and cash (the “CPA:18 Merger”). The CPA:18 Merger and related transactions were approved by the stockholders of CPA:18 – Global on July 26, 2022, and completed on August 1, 2022.

At the effective time of the CPA:18 Merger, each share of CPA:18 – Global common stock issued and outstanding immediately prior to the effective time of the CPA:18 Merger was canceled and, in exchange for cancellation of such share, the rights attaching to such share were converted automatically into the right to receive (i) 0.0978 shares of WPC common stock and (ii) $3.00 in cash, collectively referred to herein as the Merger Consideration. Each share of CPA:18 – Global common stock owned by WPC or any of its subsidiaries immediately prior to the effective time of the CPA:18 Merger was automatically canceled and retired, and ceased to exist, for no Merger Consideration. In exchange for the 141,099,002 shares of CPA:18 – Global common stock that WPC and its subsidiaries did not previously own, WPC paid total Merger Consideration of approximately $1.6 billion, consisting of (i) the issuance of 13,786,302 shares of new WPC common stock with a fair value of $1.2 billion, based on the closing price of the WPC common stock on August 1, 2022 of $87.46 per share, (ii) cash consideration of $423.3 million, and (iii) cash of $0.1 million paid in lieu of issuing any fractional shares of the new WPC common stock. Cash consideration paid attributable to NLO Predecessor is approximately $21.0 million.
Nine of the net lease properties that WPC acquired in the CPA:18 Merger are intended to be transferred to NLO Predecessor in connection with the Spin-Off, with an aggregate net identifiable asset fair value at acquisition of $72.1 million.
The table below summarizes the nine properties transferred to NLO Predecessor, which are included in the historical combined financial statements in the year ended December 31, 2022.
(dollars and square footage in thousands)

National Tenant Name	City	State	Country	ABR (a)	Square Footage (unaudited) (a)
State of Iowa Board of Regents	Coralville	IA	USA	$3,254	192
Orbital ATK, Inc.	Plymouth	MN	USA	3,746	191
Intuit Inc.	Plano	TX	USA	2,577	166
Exelon Generation Company, LLC	Warrenville	IL	USA	2,862	147
Acosta, Inc.	Jacksonville	FL	USA	1,453	88
North American Lighting, Inc.	Farmington Hills	MI	USA	1,007	75
Midcontinent Independent System Operator, Inc.	Eagan	MN	USA	1,103	60
APCO Holdings, Inc.	Norcross	GA	USA	586	51
Siemens AS	Oslo	n/a	NO	4,322	166
__________________
(a)Information as of December 31, 2022.

Purchase Price Allocation
We accounted for the CPA:18 Merger as a business combination under the acquisition method of accounting. Costs related to the CPA:18 Merger have been expensed as incurred and classified within Merger and other expenses in the consolidated statements of income, totaling $6.0 million for the year ended December 31, 2022.
The purchase price was allocated to the assets acquired and liabilities assumed, based upon their preliminary fair values at August 1, 2022. The following table summarize the estimated fair values of the assets acquired and liabilities assumed in the acquisition, based on the current best estimate of management.

Purchase Price Allocation (in thousands)
Assets
Land, buildings and improvements	$196,867
In-place lease and other intangible assets	55,637
Cash and cash equivalents and restricted cash acquired	2,768
Other assets, net (excluding restricted cash)	1,173
Total assets	$256,445
Liabilities
Non-recourse mortgages, net	171,621
Accounts payable, accrued expenses and other liabilities	5,426
Below-market rent intangible liabilities	1,624
Deferred income taxes	5,680
Total liabilities	184,351
Total identifiable net assets	72,094
Noncontrolling interests	1,804
Goodwill	12,595
$86,493
Goodwill
The $12.6 million of goodwill attributed to NLO Predecessor was primarily due to the historical premium paid over CPA:18 – Global’s estimated fair value. This premium was allocated to the NLO Predecessor assets based on the fair values of the NLO Predecessor assets at the time of acquisition relative to the value of all the real estate acquired as part of the business combination. Goodwill is not deductible for income tax purposes.
Pro Forma Financial Information (Unaudited)
Our combined results of operations for the year ended December 31, 2022 include $9.8 million of total revenues, and $3.8 million of net loss associated with the results of operations for the properties acquired as part of the CPA:18 Merger.
The following consolidated pro forma financial information has been presented as if the CPA:18 Merger had occurred on January 1, 2021 for the years ended December 31, 2022 and 2021. The pro forma financial information is not necessarily indicative of what the actual results would have been had the CPA:18 Merger on that date, nor does it purport to represent the results of operations for future periods.

(in thousands)	December 31,
	2022	2021
Pro forma total revenues	$168,237	$171,686
Pro forma net income	$(15,824)	$15,828

Note 5. Land, Buildings and Improvements
Land, Buildings and Improvements
Land and buildings leased to others, which are subject to operating leases are summarized as follows (in thousands):

	December 31,
	2022	2021
Land	$178,362	$142,958
Buildings and improvements	1,109,185	957,272
Less: Accumulated depreciation	(190,516)	(163,836)
	$1,097,031	$936,394
During 2022, the U.S. dollar strengthened against the euro, British pound sterling, and Norwegian krone. As a result of this fluctuation in foreign currency exchange rates, the carrying value of our land, buildings and improvements decreased by $12.0 million from December 31, 2021 to December 31, 2022.
Depreciation expense, including the effect of foreign currency translation, on our buildings and improvements subject to operating leases was $28.9 million, $27.5 million, and $26.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.
Acquisitions of Real Estate
2022 — No investments were acquired during the year ended December 31, 2022 with the exception of properties acquired in the CPA:18 Merger. Refer to Note 4 for further information.
2021 — No investments were acquired during the year ended December 31, 2021.
2020 — No investments were acquired during the year ended December 31, 2020.
Leases
Operating Lease Income
Lease income related to operating leases recognized and included in the combined statements of income is as follows (in thousands):

	Years Ended December 31,
	2022	2021	2020
Lease income — fixed	$125,573	$119,188	$118,005
Lease income — variable	25,676	24,770	20,902
Total operating lease income	$151,249	$143,958	$138,907
Other Lease-Related Income
For the year ended December 31, 2022, 2021, and 2020, other lease-related income on our combined statements of income was primarily comprised of income from a parking garage attached to one of our net-leased properties totaling $2.4 million, $1.9 million, and $2.3 million, respectively.

Scheduled Future Lease Payments to be Received
Scheduled future lease payments to be received (exclusive of expenses paid by tenants, percentage of sales rents, and future CPI-based adjustments) under non-cancelable operating leases as of December 31, 2022 are as follows (in thousands):

Years Ending December 31,	Total
2023	$140,514
2024	134,077
2025	122,503
2026	106,888
2027	88,371
Thereafter	346,345
Total	$938,698
See Note 6 for scheduled future lease payments to be received under non-cancelable direct financing leases.
Lease Cost
Lease costs for operating leases are included in (i) property expenses, excluding reimbursable tenant costs (land leases), and (ii) reimbursable tenant costs (land leases) in the combined statements of income. Certain information related to the total lease cost for operating leases is as follows (in thousands):

	Years Ended December 31,
	2022	2021	2020
Fixed lease cost	$486	$446	$441
Variable lease cost	89	85	81
Total lease cost	$575	$531	$522
Other Information
Supplemental balance sheet information related to ROU assets and lease liabilities is as follows (in thousands):

		December 31,
	Location on Consolidated Balance Sheets	2022	2021
Operating ROU assets — Land leases (net accumulated amortization)	In-place lease intangible assets and other	$4,481	$4,261
Operating lease liabilities	Accounts payable, accrued expenses and other liabilities	$4,769	$4,476
Weighted-average remaining lease term — operating leases		74.7 years	80.2 years
Weighted-average discount rate — operating leases		9.0%	9.0%
Number of land lease arrangements		4	3
Lease term range (excluding extension options not reasonably certain of being exercised)		3-84 years	80-85 years
Cash paid for operating lease liabilities included in net cash provided by operating activities totaled $0.5 million, $0.5 million and $0.5 million for the years ended December 31, 2022, 2021, and 2020, respectively. There are no land or office direct financing leases for which we are the lessee, therefore there are no related ROU assets or lease liabilities.

Undiscounted Cash Flows
A reconciliation of the undiscounted cash flows for operating leases recorded on the consolidated balance sheet within Accounts payable, accrued expenses and other liabilities as of December 31, 2022 is as follows (in thousands):

Years Ending December 31,	Total
2023	$506
2024	507
2025	502
2026	403
2027	404
Thereafter	33,609
Total lease payments	35,931
Less: amount of lease payments representing interest	(31,162)
Present value of future lease payments/lease obligations	$4,769
Note 6. Finance Receivables
Assets representing rights to receive money on demand or at fixed or determinable dates are referred to as finance receivables. Our finance receivables portfolio consists of our net investments in direct financing leases. Operating leases are not included in finance receivables. See Note 5 for information on ROU operating lease assets recognized in our combined balance sheets.
Net Investments in Direct Financing Leases
One investment is classified as a direct financing lease as of December 31, 2022 and 2021 and is summarized in the table below (in thousands):

	December 31,
	2022	2021
Lease payments receivable	$11,423	$13,046
Unguaranteed residual value	14,558	14,558
	25,981	27,604
Less: unearned income	(11,253)	(12,642)
	$14,728	$14,962
During the years ended December 31, 2022 and 2021, there was no reserve or estimate of credit loss on the financing leases.
Income from direct financing leases was $1.7 million, $1.7 million, and $3.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Scheduled Future Lease Payments to be Received
Scheduled future lease payments to be received (exclusive of expenses paid by tenants, percentage of sales rents, and future CPI-based adjustments) under the non-cancelable direct financing lease on December 31, 2022 are as follows (in thousands):

Years Ending December 31,	Total
2023	$2,014
2024	2,020
2025	2,014
2026	2,014
2027	2,014
Thereafter	1,347
Total	$11,423
See Note 5 for scheduled future lease payments to be received under non-cancelable operating leases.
Credit Quality of Finance Receivables
We generally invest in facilities that we believe are critical to a tenant’s business and therefore have a lower risk of tenant default. At both December 31, 2022, and 2021, no material balances of our finance receivables were past due.
We evaluate the credit quality of our finance receivables utilizing an internal five-point credit rating scale, with one representing the highest credit quality and five representing the lowest. A credit quality of one through three indicates a range of investment grade to stable. A credit quality of four through five indicates a range of inclusion on the watch list to risk of default. The credit quality evaluation of our finance receivables is updated quarterly.
Our one finance receivable internal credit quality rating is three at both December 31, 2022 and 2021.
Note 7. Goodwill and Other Intangibles
We have recorded net lease intangibles that are being amortized over periods ranging from two years to 40 years. In-place lease intangibles, at cost are included in In-place lease intangible assets and other in the combined financial statements. Above-market rent intangibles, at cost are included in above-market rent intangible assets in the combined financial statements. Accumulated amortization of in-place lease and above-market rent intangibles is included in Accumulated depreciation and amortization in the combined financial statements. Below-market rent intangibles are included in Below-market rent intangible liabilities, net, in the combined financial statements.
The following table presents a reconciliation of our goodwill (in thousands):

Total
Balance at January 1, 2020	$51,996
Foreign currency translation adjustments	239
Balance at December 31, 2020	52,235
Foreign currency translation adjustments	(276)
Balance at December 31, 2021	51,959
Acquisition of CPA:18	12,595
Foreign currency translation adjustments	(971)
Balance at December 31, 2022	$63,583

Intangible assets, intangible liabilities, and goodwill are summarized as follows (in thousands):

	December 31,
	2022			2021
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-Lived Intangible Assets
Lease Intangibles:
In-place lease	$370,971	$(176,951)	$194,020	$333,971	$(145,611)	$188,360
Above-market rent	58,983	(24,559)	34,424	44,872	(19,003)	25,869
	429,954	(201,510)	228,444	378,843	(164,614)	214,229
Indefinite-Lived Goodwill
Goodwill	63,583	—	63,583	51,959	—	51,959
Total intangible assets	$493,537	$(201,510)	$292,027	$430,802	$(164,614)	$266,188
Finite-Lived Intangible Liabilities
Below-market rent	$(27,792)	$13,121	$(14,671)	$(26,400)	$10,220	$(16,180)
Total intangible liabilities	$(27,792)	$13,121	$(14,671)	$(26,400)	$10,220	$(16,180)
During 2022, the U.S. dollar strengthened against the euro, British pound sterling, and Norwegian Krone, resulting in a decrease of $2.9 million in the carrying value of our net intangible assets from December 31, 2021 to December 31, 2022. Net amortization of intangibles, including the effect of foreign currency translation, was $36.0 million, $31.8 million, and $31.8 million for the years ended December 31, 2022, 2021, and 2020, respectively. Amortization of below-market rent and above-market rent intangibles is recorded as an adjustment to lease revenues and amortization of in-place lease intangibles is included in depreciation and amortization.
Based on the intangible assets and liabilities recorded at December 31, 2022, scheduled annual net amortization of intangibles for each of the next five calendar years and thereafter is as follows (in thousands):

Years Ending December 31,	Net Decrease in Lease Revenues	Increase to Amortization	Total
2023	$4,342	$39,109	$43,451
2024	4,885	35,839	40,724
2025	4,118	31,473	35,591
2026	2,505	25,510	28,015
2027	1,554	17,531	19,085
Thereafter	2,349	44,558	46,907
Total	$19,753	$194,020	$213,773
Note 8. Fair Value Measurements
The fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities, and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps, interest rate swaps, and foreign currency collars; and Level 3, for securities that do not fall into Level 1 or Level 2 and for which little or no market data exists, therefore requiring us to develop our own assumptions.

We did not have any transfers into or out of Level 1, Level 2, and Level 3 category of measurements during the years ended December 31, 2022 or 2021.
Items Measured at Fair Value on a Recurring Basis
The carrying value of non-recourse mortgages, net was $174.3 million and $37.5 million at December 31, 2022 and 2021, respectively. The balance includes unamortized deferred financing costs and unamortized discount/premium of $1.96 million and $0.01 million at December 31, 2022 and 2021, respectively. We determined the estimated fair value of our non-recourse mortgage loans using a discounted cash flow model that estimates the present value of the future loan payments by discounting such payments at current estimated market interest rates. The estimated market interest rates consider interest rate risk and the value of the underlying collateral, which includes quality of the collateral, the credit quality of the tenant/obligor, and the time until maturity.
Our material financial instruments had the following carrying values and fair values as of the dates shown (in thousands):

		December 31, 2022		December 31, 2021
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-recourse mortgages, net (a) (b)	3	$174,289	$167,458	$37,476	$38,035
__________________
(a)The carrying value of non-recourse mortgages, net (Note 9) includes unamortized deferred financing costs of less than $0.1 million at both December 31, 2022 and 2021.
(b)The carrying value of non-recourse mortgages, net includes unamortized discount of $2.0 million, and unamortized premium of less than $0.1 million at December 31, 2022 and 2021, respectively.
Items Measured at Fair Value on a Non-Recurring Basis (Including Impairment Charges)
We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. Our impairment policies are described in Note 3.
During the years ended December 31, 2022, 2021, and 2020, no impairment was deemed necessary.
Note 9. Debt
Non-Recourse Mortgages
Non-recourse mortgages consist of mortgage notes payable, which are collateralized by the assignment of real estate properties that were part of the NLO Predecessor during the applicable periods. At December 31, 2022, the weighted-average interest rates for our fixed-rate and variable-rate non-recourse mortgage notes payable were 4.9% and 4.6%, respectively, with maturity dates ranging from September 2023 to May 2026. Non-recourse mortgages for properties acquired in the CPA:18 Merger were $138.4 million for the year ended December 31, 2022. Refer to Note 4 for further information on CPA:18 Merger.
Parent Debt
Certain wholly-owned affiliates of WPC entered into debt agreements with the international NLO Predecessor entities to provide the funding necessary to acquire certain international assets. These debt instruments are reflected in these financials as Parent debt, and had fixed interest rates that averaged 5.9% and 5.8% at December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, we prepaid Parent debt totaling $3.1 million and $8.4 million, respectively. Parent debt for a property acquired in the CPA:18 Merger was $3.9 million for the year ended December 31, 2022.
Repayments During 2022
During the year ended December 31, 2022, we repaid at or close to maturity non-recourse mortgage loans totaling $36.8 million. We recognized an aggregate net loss on extinguishment of debt of less than $0.1 million on these repayments, which is included within losses on extinguishment of debt and other on our combined statements of income. The weighted-average interest rate for these non-recourse mortgage loans on their respective dates of repayment was 4.3%.
Repayments During 2021
During the year ended December 31, 2021, we (i) prepaid non-recourse mortgage loans totaling $253.2 million and (ii) repaid non-recourse mortgage loans at or close to maturity with an aggregate principal balance of approximately $2.4 million. We recognized an aggregate loss on extinguishment of debt of $17.2 million on these repayments, primarily comprised of prepayment gains (loss) on extinguishment of debt, which is included within losses on extinguishment of debt and other on our combined statements of income. The weighted-average interest rate for these non-recourse mortgage loans on their respective dates of repayment was 4.4%.
Interest Paid
For the years ended December 31, 2022, 2021, and 2020, interest paid was $26.8 million, $28.6 million, and $32.1 million, respectively.
Foreign Currency Exchange Rate Impact
During the year ended December 31, 2022, the U.S. dollar weakened against the Norwegian krone, resulting in an aggregate decrease of $0.8 million in the aggregate carrying values of our non-recourse mortgages, net from December 31, 2021 to December 31, 2022.
Scheduled Mortgage Debt Principal Payments
Scheduled mortgage debt principal payments as of December 31, 2022 are as follows (in thousands):

Years Ending December 31,	Total
2023	$3,279
2024	39,020
2025	126,414
2026	7,540
2027	—
Total mortgage principal payments	176,253
Unamortized discount, net	(40)
Unamortized deferred financing costs	(1,924)
Total	$174,289
Scheduled Parent Debt Principal Payments
As of December 31, 2022, no Parent debt principal is scheduled to be repaid during the year ending December 31, 2023. Other remaining Parent debt principal balances are scheduled to mature and due for payment during 2025 and after 2027.
Note 10. Commitments and Contingencies
At December 31, 2022, we were not involved in any material litigation. Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our combined financial position or results of operations.

Note 11. Income Taxes
Income Tax Provision
The components of our provision for income taxes for the periods presented are as follows (in thousands):

	Years Ended December 31,
	2022	2021	2020
State and Local
Current	$469	$420	$181
Deferred	—	—	—
	469	420	181
Foreign
Current	1,060	1,453	720
Deferred	(1,043)	(227)	(101)
	17	1,226	619
Total Provision for Income Taxes	$486	$1,646	$800
A reconciliation of effective income tax for the periods presented is as follows (in thousands):

	Years Ended December 31,
	2022	2021	2020
Pre-tax loss attributable to taxable subsidiaries	$(3,609)	$(1,038)	$(1,734)
Change in valuation allowance	$1,169	$2,304	$667
Federal provision at statutory tax rate (21%)	(758)	(218)	(364)
State and local taxes, net of federal benefit	469	420	181
Rate differential	(297)	(922)	140
Non-deductible expense	(45)	(102)	—
Other	(52)	164	176
Total provision for income taxes	$486	$1,646	$800
Deferred Income Taxes
Deferred income taxes at December 31, 2022 and 2021 consist of the following (in thousands):

	December 31,
	2022	2021
Deferred Tax Assets
Net operating loss and other tax credit carryforwards	$3,587	$2,732
Basis differences — foreign investments	3,542	3,279
Total deferred tax assets	7,129	6,011
Valuation allowance	(7,129)	(6,011)
Net deferred tax assets	—	—
Deferred Tax Liabilities
Basis differences — foreign investments	11,998	8,364
Total deferred tax liabilities	11,998	8,364
Net Deferred Tax Liability	$11,998	$8,364

Our deferred tax assets and liabilities are primarily the result of temporary differences related to the following:
•Basis differences between tax and GAAP for certain international real estate investments. For income tax purposes, in certain acquisitions, we assume the seller’s basis, or the carry-over basis, in the acquired assets. The carry-over basis is typically lower than the purchase price, or the GAAP basis, resulting in a deferred tax liability with an offsetting increase to goodwill or the acquired tangible or intangible assets;
•Timing differences generated by differences in the GAAP basis and the tax basis of assets such as those related to capitalized acquisition costs, straight-line rent, prepaid rents, and intangible assets; and
•Tax net operating losses in certain subsidiaries, including those domiciled in foreign jurisdictions, that may be realized in future periods if the respective subsidiary generates sufficient taxable income.
As of December 31, 2022, net operating loss carryforwards in foreign jurisdictions were $0.3 million, which will begin to expire in 2023.
Income Taxes Paid
Income taxes paid were $1.8 million, $1.1 million, and $0.6 million for the years ended December 31, 2022, 2021, and 2020, respectively.
Note 12. Geographic Information
Our portfolio is comprised of domestic and international investments. At December 31, 2022, our international investments were comprised of investments in Poland, United Kingdom, and Norway. No international tenant or country individually comprised at least 10% of our total lease revenues for the years ended December 31, 2022, 2021, or 2020, or at least 10% of our total long-lived assets at December 31, 2022 or 2021. One domestic tenant comprised 20.2%, 22.1%, and 21.0% of our total lease revenues for the years ended December 31, 2022, 2021, and 2020, respectively, and 13.3% and 16.2% of our total long-lived assets at December 31, 2022 and 2021, respectively. The following tables present the geographic information (in thousands):

	Years Ended December 31,
	2022	2021	2020
Revenues
Domestic	$142,767	$134,479	$132,407
International	13,447	13,427	12,358
Total	$156,214	$147,906	$144,765

	December 31,
	2022	2021
Long-lived Assets (a)
Domestic	$1,181,943	$1,044,549
International	162,743	125,297
Total	$1,344,686	$1,169,846
__________________
(a)Consists of Net investments in real estate.
Note 13. Transactions with WPC
Historically, NLO Predecessor has been managed and operated in the normal course of business consistent with other affiliates of WPC. Accordingly, certain shared costs have been allocated to NLO Predecessor and reflected as expenses in the combined statements of income. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical WPC expenses attributable to NLO Predecessor for purposes of the combined financial statements of NLO Predecessor. However, the expenses reflected in the combined statements of income may not be indicative of the actual expenses that would have been incurred during the periods presented if NLO Predecessor historically operated as a separate, stand-alone entity. In addition, the expenses reflected in the combined statements of income may not be indicative of related expenses that will be incurred in the future by NLO Predecessor.
The following table presents amounts charged to the company by WPC for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	Years Ended December 31,
	2022	2021	2020
General and administrative (a)	$11,843	$10,292	$9,350
Interest expense (b)	18,861	19,689	15,297
Property insurance (c)	—	19	29
Total	$30,704	$30,000	$24,676
__________________
(a)General and administrative fees are inclusive of expenses such as employee compensation and benefits, stock-based compensation and professional fees (Note 2).
(b)NLO Predecessor’s income statement includes an allocation of interest expense associated with WPC unsecured debt utilized partially to fund property assets of NLO Predecessor (Note 2).
(c)Included within Property expenses, excluding reimbursable tenant costs in the combined statements of income.
The following presents amounts owed to WPC by the Company as of December 31, 2022 and 2021 (in thousands):

	December 31,
	2022	2021
Parent debt (a)	$101,774	$112,427
Accounts payable, accrued expenses, and other liabilities (b)	2,553	2,575
Total	$104,327	$115,002
__________________
(a)Certain wholly-owned affiliates of WPC entered into debt agreements with the international NLO Predecessor entities to provide the funding necessary to acquire certain international assets (Note 9).
(b)Represents amounts owed to WPC for accrued interest related to the Parent debt, and services and fees which were directly attributable to NLO Predecessor as discussed above.
Net parent investment shown in the combined statements of equity include contributions from WPC, which are the result of treasury activities and net funding provided by WPC prior to the Spin-Off, and also includes the indirect costs and expenses allocated to NLO Predecessor by WPC as described in Note 2.
Note 14. Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to June 23, 2023. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

NET LEASE OFFICE PROPERTIES PREDECESSOR
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2022, 2021, and 2020
(in thousands)

Description	Balance at Beginning of Year	Other Additions	Deductions	Balance at End of Year
Year Ended December 31, 2022
Valuation reserve for deferred tax assets	$6,011	$1,789	$(671)	$7,129
Year Ended December 31, 2021
Valuation reserve for deferred tax assets	$3,824	$2,285	$(98)	$6,011
Year Ended December 31, 2020
Valuation reserve for deferred tax assets	$1,352	$2,472	$—	$3,824

NET LEASE OFFICE PROPERTIES PREDECESSOR
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition(a)	Increase (Decrease) in Net Investments(b)	Gross Amount at which Carried at Close of Period(c) (d)			Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation in Latest Statement of Income is Completed
Description	Encumbrances	Land	Buildings			Land	Buildings	Total
Land, Buildings and Improvements (Office Property Locations)
Raleigh, NC	$—	$1,638	$1,255	$2	$(780)	$828	$1,287	$2,115	$1,085	1983	Jan. 1998	20 yrs.
King of Prussia, PA	—	1,219	6,283	1,295	—	1,219	7,578	8,797	4,627	1968	Jan. 1998	40 yrs.
Collierville, TN	—	3,154	70,038	3,513	(14,386)	—	62,319	62,319	23,844	1999	Jan. 1998	40 yrs.
Bridgeton, MO	—	842	4,762	2,523	(196)	842	7,089	7,931	4,307	1972	Jan. 1998	40 yrs.
Rio Rancho, NM	—	1,190	9,353	5,866	(238)	2,287	13,884	16,171	7,639	1999	Jul. 1998	40 yrs.
Moorestown, NJ	—	351	5,981	1,690	1	351	7,672	8,023	4,887	1964	Feb. 1999	40 yrs.
Venice, CA	19,523	2,032	10,152	13,160	1	2,032	23,313	25,345	9,121	1991	Sep. 2004	40 yrs.
Fort Worth, TX	—	4,600	37,580	367	—	4,600	37,947	42,547	12,191	2003	Feb. 2010	40 yrs.
St. Petersburg, FL	—	1,466	15,207	3,672	—	1,466	18,879	20,345	5,792	1999	Sep. 2012	30 yrs.
Yardley, PA	—	1,726	12,781	4,378	—	1,726	17,159	18,885	5,555	2002	Sep. 2012	30 yrs.
San Marcos, TX	—	440	688	—	—	440	688	1,128	223	2000	Sep. 2012	31 yrs.
Playa Vista, CA	—	3,857	35,800	—	—	3,857	35,800	39,657	11,523	1999	Sep. 2012	40 yrs.
Quincy, MA	—	2,316	21,537	127	—	2,316	21,664	23,980	5,594	1989	Jun. 2013	40 yrs.
Scottsdale, AZ	—	22,300	42,329	89	—	22,300	42,418	64,718	3,052	1977	Jan. 2014	34 yrs.
Southfield, MI	—	1,726	4,856	89	—	1,726	4,945	6,671	1,425	1985	Jan. 2014	31 yrs.
Plymouth, MI	—	1,209	3,138	386	—	1,209	3,524	4,733	1,099	1995	Jan. 2014	27 yrs.
Houston, TX	—	522	7,448	227	—	522	7,675	8,197	2,610	1999	Jan. 2014	27 yrs.
Chandler, AZ	—	5,318	27,551	105	—	5,318	27,656	32,974	7,032	2000	Mar. 2014	40 yrs.
Stavanger, Norway	—	10,296	91,744	—	(37,742)	6,550	57,748	64,298	12,287	1975	Aug. 2014	40 yrs.
Newport, United Kingdom	—	—	22,587	—	(5,695)	—	16,892	16,892	3,512	2014	Oct. 2014	40 yrs.
Houghton-le-Spring, United Kingdom	—	2,912	30,140	—	(7,546)	2,247	23,259	25,506	4,949	2007	Aug. 2015	40 yrs.
Roseville, MN	—	2,560	16,025	809	—	2,560	16,834	19,394	2,340	2001	Nov. 2017	40 yrs.
The Woodlands, TX	—	1,697	52,289	—	—	1,697	52,289	53,986	5,583	2009	Oct. 2018	40 yrs.
Hoffman Estates, IL	—	5,550	14,214	—	—	5,550	14,214	19,764	1,574	2009	Oct. 2018	40 yrs.
Tampa, FL	—	2,025	31,821	1,498	—	2,025	33,319	35,344	3,595	1985	Oct. 2018	40 yrs.
Tampa, FL	—	1,864	18,022	—	—	1,864	18,022	19,886	1,991	1985	Oct. 2018	40 yrs.
Hartland, WI	2,228	1,454	6,406	—	—	1,454	6,406	7,860	752	2001	Oct. 2018	40 yrs.
Houston, TX	—	2,136	2,344	—	—	2,136	2,344	4,480	301	1982	Oct. 2018	40 yrs.
Martinsville, VA	—	1,082	8,108	—	—	1,082	8,108	9,190	950	2011	Oct. 2018	40 yrs.
Eagan, MN	—	592	2,459	—	—	592	2,459	3,051	288	1984	Oct. 2018	40 yrs.
Eagan, MN	—	1,470	—	—	—	1,470	—	1,470	—	2005	Oct. 2018	40 yrs.

NET LEASE OFFICE PROPERTIES PREDECESSOR
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2022
(in thousands)

		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition(a)	Increase (Decrease) in Net Investments(b)	Gross Amount at which Carried at Close of Period(c) (d)			Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation in Latest Statement of Income is Completed
Description	Encumbrances	Land	Buildings			Land	Buildings	Total
Eagan, MN	—	4,312	32,878	—	—	4,312	32,878	37,190	3,794	1969	Oct. 2018	40 yrs.
Eagan, MN	—	2,654	19,287	—	—	2,654	19,287	21,941	2,190	1982	Oct. 2018	40 yrs.
Eagan, MN	—	3,112	15,419	—	—	3,112	15,419	18,531	1,775	2001	Oct. 2018	40 yrs.
Eagan, MN	—	3,396	16,754	—	—	3,396	16,754	20,150	1,951	1985	Oct. 2018	40 yrs.
Warrenville, IL	—	3,662	23,711	—	—	3,662	23,711	27,373	2,614	2002	Oct. 2018	40 yrs.
Houston, TX	—	23,161	104,266	1,118	—	23,161	105,384	128,545	11,173	1973	Oct. 2018	40 yrs.
Auburn Hills, MI	—	1,910	6,773	—	—	1,910	6,773	8,683	771	2012	Oct. 2018	40 yrs.
Tempe, AZ	13,417	—	19,533	—	—	—	19,533	19,533	2,152	2000	Oct. 2018	40 yrs.
Tucson, AZ	—	2,448	17,353	869	—	2,448	18,222	20,670	1,940	2002	Oct. 2018	40 yrs.
Krakow, Poland	—	2,381	6,212	—	(548)	2,229	5,816	8,045	652	2003	Oct. 2018	40 yrs.
Plymouth, MN	—	2,871	26,353	686	—	2,871	27,039	29,910	2,982	1999	Oct. 2018	40 yrs.
San Antonio, TX	—	3,094	16,624	—	—	3,094	16,624	19,718	1,867	2002	Oct. 2018	40 yrs.
Oak Creek, WI	—	2,858	11,055	—	—	2,858	11,055	13,913	1,310	2000	Oct. 2018	40 yrs.
Morrisville, NC	—	2,374	30,140	2,172	—	2,374	32,312	34,686	3,375	1998	Mar. 2019	40 yrs.
Dearborn, MI	—	1,431	5,402	—	—	1,431	5,402	6,833	567	2002	Oct. 2019	40 yrs.
Norcross, GA	2,936	1,795	2,676	—	—	1,795	2,676	4,471	28	1999	Aug. 2022	40 yrs.
Farmington Hills, MI	6,188	2,195	5,213	—	—	2,195	5,213	7,408	55	2001	Aug. 2022	40 yrs.
Eagan, MN	8,573	1,298	7,445	—	—	1,298	7,445	8,743	78	2013	Aug. 2022	40 yrs.
Plymouth, MN	25,187	4,624	29,243	—	—	4,624	29,243	33,867	306	1982	Aug. 2022	40 yrs.
Plano, TX	21,221	3,667	28,073	—	—	3,667	28,073	31,740	294	2001	Aug. 2022	40 yrs.
Jacksonville, FL	9,310	2,084	6,673	—	—	2,084	6,673	8,757	70	2001	Aug. 2022	40 yrs.
Warrenville, IL	21,433	3,285	11,666	387	—	3,285	12,053	15,338	129	2001	Aug. 2022	40 yrs.
Coralville, IA	—	2,222	35,695	—	—	2,222	35,695	37,917	374	2015	Aug. 2022	40 yrs.
Oslo, Norway	43,560	15,763	33,250	—	(1,085)	15,414	32,514	47,928	341	2013	Aug. 2022	40 yrs.
	$173,576	$186,141	$1,124,592	$45,028	$(68,214)	$178,362	$1,109,185	$1,287,547	$190,516

NET LEASE OFFICE PROPERTIES PREDECESSOR
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2022
(in thousands)

		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition(a)	Increase (Decrease) in Net Investments(b)	Gross Amount at which Carried at Close of Period Total	Date of Construction	Date Acquired
Description	Encumbrances	Land	Buildings
Direct Financing Method (Office Property Locations)
Odessa, TX	$68	$196	$1,864	$—	$—	$2,060	2000	Sep. 2012
San Marcos, TX	407	656	7,654	—	(841)	7,469	1996	Sep. 2012
Corpus Christi, TX	102	764	2,066	—	(220)	2,610	2000	Sep. 2012
Waco, TX	136	473	2,627	—	(511)	2,589	1969	Sep. 2012
	$713	$2,089	$14,211	$—	$(1,572)	$14,728
__________________
(a)Consists of the cost of improvements subsequent to acquisition and acquisition costs, including construction costs on build-to-suit transactions, legal fees, appraisal fees, title costs, and other related professional fees. For business combinations, transaction costs are excluded.
(b)The increase (decrease) in net investment was primarily due to (i) changes in foreign currency exchange rates, (ii) reclassifications from net investments in direct financing leases to land, buildings and improvements, and (iii) the amortization of unearned income from net investments in direct financing leases, which produces a periodic rate of return that at times may be greater or less than lease payments received.
(c)Excludes (i) gross lease intangible assets of $430.0 million and the related accumulated amortization of $201.5 million, and (ii) gross lease intangible liabilities of $27.8 million and the related accumulated amortization of $13.1 million.
(d)A reconciliation of real estate and accumulated depreciation follows:

NET LEASE OFFICE PROPERTIES
NOTES TO SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
(in thousands)

	Reconciliation of Land, Buildings and Improvements
	Years Ended December 31,
	2022	2021	2020
Beginning balance	$1,100,230	$1,103,382	$1,049,014
Acquisitions through CPA:18 Merger	196,867	—	—
Foreign currency translation adjustment	(14,273)	(3,729)	4,448
Capital improvements	4,723	577	7,591
Reclassification from direct financing leases	—	—	42,329
Ending balance	$1,287,547	$1,100,230	$1,103,382

	Reconciliation of Accumulated Depreciation for Land, Buildings and Improvements
	Years Ended December 31,
	2022	2021	2020
Beginning balance	$163,836	$136,889	$110,578
Depreciation expense	28,923	27,493	26,113
Foreign currency translation adjustment	(2,243)	(546)	198
Ending balance	$190,516	$163,836	$136,889
At December 31, 2022, the aggregate cost of real estate that we own for federal income tax purposes was approximately $1.6 billion.